OLD MUTUAL®
Funds II

Old Mutual Funds II

ANNUAL REPORT

March 31, 2008

Equity Funds
Old Mutual Advantage Growth Fund
Old Mutual Analytic U.S. Long/Short Fund
Old Mutual Barrow Hanley Value Fund
Old Mutual Columbus Circle Technology and
    Communications Fund
Old Mutual Developing Growth Fund
Old Mutual Discover Value Fund
Old Mutual Focused Fund
Old Mutual Growth Fund
Old Mutual Heitman REIT Fund
Old Mutual Large Cap Fund
Old Mutual Large Cap Growth Fund
Old Mutual Large Cap Growth Concentrated Fund
Old Mutual Mid-Cap Fund
Old Mutual Select Growth Fund
Old Mutual Small Cap Fund
Old Mutual Strategic Small Company Fund
Old Mutual TS&W Mid-Cap Value Fund
Old Mutual TS&W Small Cap Value Fund

Fixed-Income Funds
Old Mutual Barrow Hanley Core Bond Fund
Old Mutual Cash Reserves Fund
Old Mutual Dwight High Yield Fund
Old Mutual Dwight Intermediate Fixed Income Fund
Old Mutual Dwight Short Term Fixed Income Fund

TABLE OF CONTENTS

TABLE OF CONTENTS — concluded

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price, and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call 888-772-2888 or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance without load assumes that no front-end or contingent deferred sales charge was applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge was applied to the extent applicable. The Funds offer Class A, Class C, Class Z and Institutional Class shares of most Funds. Class A shares have a current maximum up-front sales charge of 5.75% (4.75% for Dwight Intermediate Fixed Income Fund, 3.00% for Dwight Short Term Fixed Income Fund and none for Cash Reserves Fund) and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% and will be subject to a contingent deferred sales charge of 1.00% if redeemed within the first 12 months of purchase. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions, and Fund holdings as of March 31, 2008, the end of the report period, and are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Funds.

Opinions and forecasts regarding industries, companies and/or themes, and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of March 31, 2008 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. An investment concentrated in sectors and industries may involve greater risk and volatility than a more diversified investment and the technology and real estate sectors have been among the most volatile sectors in the market. Investing in fixed income securities such as bonds involves interest rate risk. When interest rates rise, the value of fixed income securities generally decreases. An investment in a Fund is not a bank deposit or other obligation, or guaranteed by a depository institution. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

Certain Funds utilize call options, short selling and derivatives as part of their investment strategy. Call options involve certain risks, such as limited gains and lack of liquidity of the underlying securities, and are not suitable for all investors. There are risks associated with short selling, including the risk that a Fund may have to cover the short position at a higher price than the short price, resulting in a loss. A Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases. Derivatives are often more volatile than other investments and may magnify a Fund's gains or losses. A Fund could be negatively affected if the change in market value of the securities fails to correlate with the value of the derivative purchased or sold.

About This Report — concluded

Comparative Indexes

The comparative indexes discussed in this report are meant to provide a basis for comparing the Funds' performance against specific securities indexes. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

Dow Jones Wilshire Real Estate Securities Index

The unmanaged Dow Jones Wilshire Real Estate Securities Index is a market weighted capitalization index of publicly traded real estate securities, including real estate investment trusts, real estate operating companies, and partnerships. This index is float adjusted.

Lehman Brothers U.S. Aggregate Index

The unmanaged Lehman Brothers U.S. Aggregate Index is a widely recognized measure of the aggregate bond market. The unmanaged index is market value-weighted inclusive of accrued interest.

Lehman Brothers U.S. Corporate High-Yield Index

The Lehman U.S. Corporate High-Yield Index is an unmanaged portfolio of corporate bonds constructed with a rules-based methodology to mirror the U.S. high yield debt market. Performance data for the index includes reinvested income.

Lehman Brothers Intermediate U.S. Aggregate Index

The Lehman Brothers Intermediate U.S. Aggregate Index is an unmanaged index of fixed-income securities with medium term durations. The unmanaged index is market-value weighted inclusive of accrued interest.

Lipper Money Market Funds Average

Funds that by portfolio practice invest in money market instruments with an average maturity of less than 6 months, including commercial paper, floating rate notes, certificates of deposit, and cash deposits. The Lipper Money Market Funds Average represents the average performance of 354 mutual funds (as of March 31, 2008) classified by Lipper, Inc. in the Money Market category.

Merrill Lynch 1-3 Year U.S. Treasuries Index

The Merrill Lynch 1-3 Year U.S. Treasuries Index is a capitalization weighted basket of all outstanding U.S. Treasury notes and bonds having between one and three years remaining term to maturity and a minimum outstanding of $1 billion.

NYSE Arca Tech 100 Index

The NYSE Arca Tech 100 Index is a price-weighted index of the top 100 U.S. technology stocks from major industries within the technology sector.

Russell 1000® Growth Index

The unmanaged Russell 1000® Growth Index measures the performance of those Russell 1000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 2000® Index

The unmanaged Russell 2000® Index is comprised of smaller cap common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies.

Russell 2000® Growth Index

The unmanaged Russell 2000® Growth Index measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth rates.

Russell 2000® Value Index

The unmanaged Russell 2000® Value Index measures the performance of those Russell 2000® Index companies with lower price-to-book ratios and lower forecasted growth values.

Russell 3000® Growth Index

The unmanaged Russell 3000® Growth Index measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell 3000® Value Index

The unmanaged Russell 3000® Value Index measures the performance of those Russell 3000® Index companies with lower price-to-book rating and lower forecasted growth values.

Russell Midcap® Growth Index

The unmanaged Russell Midcap® Growth Index consists of stocks from the Russell Midcap® Index with a greater than average growth orientation.

Russell Midcap® Value Index

Russell Midcap® Value Index measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values. The stocks are also members of the Russell 1000 Value Index.

S&P 500 Index

The unmanaged S&P 500 Index is a market value-weighted index that measures the performance of large-cap common stocks across all major industries.

S&P MidCap 400 Index

The unmanaged S&P MidCap 400 Index is a widely recognized mid-cap index of 400 domestic mid-cap stocks chosen for their market capitalization, liquidity, and industry group representations.

Index returns and statistical data included in this report are provided by Bloomberg and Factset.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

Financial markets were volatile during the fiscal year ended March 31, 2008 as investors contended with an array of troublesome news. Falling corporate profits, a weakening housing market, rising unemployment, mounting inflation and a widespread credit crisis all challenged the markets during the period. Equity markets were generally weak across the board, without regard to market capitalization or investment style, although emerging market economies continued to garner interest. U.S. stocks, as measured by the S&P 500 Index, declined by (5.08)%. Overall, growth stock indexes dramatically outperformed their value-oriented counterparts, while mid- and large-cap stocks outperformed their small-cap peers. The broad-market Russell 3000® Growth and Russell 3000® Value Indexes posted declines of (1.45)% and (10.60)%, respectively. On the flip side, most bonds benefited from a flight to quality that prevailed during much of the period. Investment-grade bonds, as measured by Lehman Brothers U.S. Aggregate Index, posted a total return of 7.84%. In short, uncertainty prevailed throughout the period and market volatility was pervasive.

A notable downturn in the housing market and mortgage market dislocation led to a sharp increase in volatility in the latter half of 2007 and into 2008. Widespread recognition that there was trouble in the mortgage market was followed by a general decreased willingness for market participants to adequately price a wide range of previously liquid financial instruments. This led to a credit shortage that, ultimately, disrupted all markets. The Federal Reserve Board (the "Fed") launched a series of interventions starting in mid-September 2007, aiming to help re-stabilize the financial system. Then, the near collapse of financial giant Bear Stearns Companies Inc. forced the Fed to take further unprecedented steps to ensure financial system stability. Overall, the forces that froze the credit markets also took their toll on U.S. and many global equity markets during the period.

Despite this challenging environment, there are several reasons to remain optimistic as we look forward into 2008 and beyond. Many market pundits point to historically low interest rates, healthy earnings and strong corporate balance sheets (outside the financial services sector), and the fact that unemployment claims remain low relative to past economic rough patches to support their optimistic outlooks. Additionally, the coordinated monetary and fiscal stimulus efforts put in place by the U.S. Government may help the credit markets and provide a boost to economic activity. Finally, periods of volatility may create opportunities to buy securities whose prices have decoupled from their fundamental prospects. Many sub-advisors to Old Mutual Funds II are pointing to opportunities to buy stocks at prices they see as compelling.

Against this backdrop, Old Mutual Funds II produced results during the period that were generally in-line with the returns of their respective benchmarks. For more complete information, please refer to the subsequent pages, which discuss each Fund's activities and returns in greater detail.

As always, we are grateful for your support and will continue to work diligently to enhance your experience as an investor in Old Mutual Funds II. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds II

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OLD MUTUAL ADVANTAGE GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Ashfield Capital Partners, LLC and Provident Investment Counsel, Inc.

Performance Highlights

- *The Old Mutual Advantage Growth Fund's Institutional Class shares declined by (13.30)% since the Fund's inception on November 19, 2007 through the fiscal year ended March 31, 2008. The Fund underperformed its benchmark, the Russell 1000® Growth Index's (8.97)% return during the period.*

- *Materials was the sole outperforming sector during the period due primarily to a significant overweight to this sector.*

- *An underweight in utilities and stock selection in financials detracted marginally from relative performance.*

- *Stock selection in industrials, consumer discretionary and information technology detracted from the Fund's performance relative to the Index.*

- *Individual stocks that contributed positively to Fund performance included materials sector holdings Monsanto and Potash Corp of Saskatchewan and health sector holding Intuitive Surgical.*

- *Health care holding Schering-Plough, information technology stock Apple and industrials company SunPower (no longer a Fund holding) detracted from the Fund's returns during the period.*

Q. How did the Fund perform relative to its benchmark?

A. The Old Mutual Advantage Growth Fund's (the "Fund") Institutional Class shares declined by (13.30)% since the Fund's inception on November 19, 2007 through the fiscal year ended March 31, 2008. The Fund underperformed its benchmark, the Russell 1000® Growth Index's (the "Index") (8.97)% return during the period.

Q. What investment environment did the Fund face during the past year?

A. Financial markets remained volatile during the period as investors contended with falling profits, a weaker housing market, job losses, higher inflation and the credit crisis. Equity markets were weak across the board, without regard to market capitalization, investment style or region. Despite concerns about growth, commodities surged for much of the period as dollar weakness persisted.

U.S. equity market returns were mixed and the use of leverage backfired on many investors, and things turned more negative in the first quarter of 2008. In March alone, the Federal Reserve Board took not one, but six unprecedented actions, including facilitating the sale of Bear Stearns to JPMorgan Chase. The net result is that virtually all domestic equity style indexes posted negative returns over the period. Large-cap stocks outperformed small caps and growth outperformed value.

Q. Which market factors influenced the Fund's relative performance?

A. For much of the period, as the economy began to weaken, the market looked favorably on companies with solid earnings growth. That sentiment changed at the end of 2007, however, as investors became considerably more risk averse and failed to reward even those companies that managed to report solid earnings.

A dramatic and sudden shift occurred in investor sentiment during the period. In 2007 investors rewarded high quality companies exhibiting superior earnings growth and positive earnings revisions. At the beginning of 2008, however, companies with lower earnings growth and weaker earnings revisions outperformed. This change in sentiment was due, in part, to continued investor concerns over the global economy, U.S. consumer confidence and credit availability.

Q. How did portfolio composition affect Fund performance?

A. Materials was the sole outperforming sector during the period due primarily to a significant overweight to this sector. An underweight in utilities and stock selection in financials detracted marginally from relative performance. At the same time, stock selection in industrials, consumer discretionary and information technology detracted from the Fund's performance relative to the Index.

Individual stocks that contributed positively to Fund performance included materials sector holdings Monsanto and Potash Corp of Saskatchewan, and health sector holding Intuitive Surgical. Health care holding Schering-Plough, information technology stock Apple and industrials company SunPower (no longer a Fund holding) detracted from the Fund's returns during the period. Monsanto, the world's largest seed producer, raised its 2008 outlook as the firm's products began to take hold in countries that were previously a challenge to enter. Higher grain prices forced farmers to better protect their crops, causing an increased demand for Monsanto's weed killer and its genetically modified corn and soybeans. Potash Corp of Saskatchewan, a fertilizer producer contributed positively. Intuitive Surgical, a medical device company focusing on robotic surgery, benefited from robust demand for the company's robotic surgery system called Da Vinci. Clinical advantages of robotic surgery systems compared to conventional surgery are gaining traction with leaders in a variety of medical disciplines including urology, gynecology, gastroenterology and cardiology. On the other side of the equation, prescription and over the counter drugs manufacturer Schering-Plough shares suffered from an unanticipated negative response to clinical data on Vytorin by the American

College of Cardiology. Computer hardware manufacturer Apple's shares fell due to investor's fear of a slow down in consumer spending on electronics. SunPower, a solar panel producer, shares fell due to questions surrounding the passage of the U.S. Energy Bill (continuation of subsidies for solar energy usage) as well as poor company execution. Entry into solar panel and module production by low cost producers which will eventually drive profitability lower also began to weigh on the shares.

Q. What is the investment outlook for the large-cap growth equity market?

A. Ashfield Capital Partners, LLC ("Ashfield") expects domestic earnings growth to slow in 2008, making companies that can sustain earnings relatively more attractive. The firm believes this will extend large-cap growth stocks' recent popularity. Many large-cap growth companies receive more than half of their profits from overseas and most are not debt-dependent because of their size and international scope. As the economic situation in the U.S. potentially stabilizes, Ashfield believes these companies will garner premium pricing and provide market leadership.

Provident Investment Counsel, Inc. ("Provident") shifted the Fund's portfolio positioning during the period in order to maintain a portfolio with exposure to companies positioned to benefit from international growth and a weaker dollar. The firm will also invest opportunistically in early cyclical growth companies that Provident believes will outperform once the U.S. economy regains strength. Provident continues to focus on identifying high quality companies with superior growth rates. The U.S. economic downturn has made it more difficult to find companies with accelerating revenue and earnings growth and positive earnings revisions, but as the economy finds more solid footing, Provident believes its investment approach will once again provide strong investment results.

Top Ten Holdings
as of March 31, 2008

Apple	4.8%
Cisco Systems	3.1%
Monsanto	2.7%
Praxair	2.6%
Microsoft	2.4%
Hewlett-Packard	2.3%
Potash Corp of Saskatchewan	2.2%
International Business Machines	2.2%
Intuitive Surgical	1.9%
Schlumberger	1.9%
As a % of Total Fund Investments	26.1%

OLD MUTUAL ADVANTAGE GROWTH FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2008

	Inception Date	Cumulative Inception to Date
Institutional Class	11/19/07	(13.30)%
Russell 1000® Growth Index	11/19/07	(8.97)%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Institutional Class shares (as reported in the November 19, 2007 prospectus) are 1.10% and 1.00%, respectively. Expenses for Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund on the inception date of November 19, 2007 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2008 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2008

Description	Shares	Value (000)
Common Stock — 98.1%		
Aerospace/Defense — 2.0%		
Boeing	6,203	$ 461
Rockwell Collins	19,186	1,096
Total Aerospace/Defense		1,557
Agricultural Chemicals — 4.9%		
Monsanto	19,305	2,152
Potash Corp. of Saskatchewan	11,064	1,717
Total Agricultural Chemicals		3,869
Apparel Manufacturers — 1.7%		
VF	17,600	1,364
Total Apparel Manufacturers		1,364
Applications Software — 2.3%		
Microsoft	65,700	1,865
Total Applications Software		1,865
Athletic Footwear — 0.5%		
Nike, Cl B	5,685	387
Total Athletic Footwear		387
Beverages-Non-Alcoholic — 2.1%		
Coca-Cola	16,400	998
PepsiCo	9,800	708
Total Beverages-Non-Alcoholic		1,706
Casino Services — 0.5%		
International Game Technology	10,725	431
Total Casino Services		431
Cellular Telecommunications — 0.4%		
America Movil, Ser L ADR	5,005	319
Total Cellular Telecommunications		319
Chemicals-Specialty — 0.6%		
Ecolab	11,000	478
Total Chemicals-Specialty		478
Computer Services — 1.2%		
Cognizant Technology Solutions, Cl A*	11,000	317
DST Systems*	9,700	638
Total Computer Services		955
Computers — 11.0%		
Apple*	26,295	3,773
Hewlett-Packard	39,160	1,788
International Business Machines	14,745	1,698
Research In Motion*	12,516	1,405
Total Computers		8,664

Description	Shares	Value (000)
Consulting Services — 0.9%		
Accenture, Cl A	20,300	$ 714
Total Consulting Services		714
Cosmetics & Toiletries — 1.9%		
Colgate-Palmolive	9,300	724
Procter & Gamble	10,500	736
Total Cosmetics & Toiletries		1,460
Dental Supplies & Equipment — 1.4%		
Dentsply International	27,907	1,077
Total Dental Supplies & Equipment		1,077
Disposable Medical Products — 0.7%		
C.R. Bard	5,345	515
Total Disposable Medical Products		515
Diversified Manufacturing Operations — 2.2%		
Danaher	5,570	423
General Electric	16,400	607
Illinois Tool Works	14,400	695
Total Diversified Manufacturing Operations		1,725
E-Commerce/Services — 0.7%		
eBay*	18,800	561
Total E-Commerce/Services		561
Electric Products-Miscellaneous — 0.7%		
Emerson Electric	10,100	520
Total Electric Products-Miscellaneous		520
Electronic Components-Semiconductors — 2.0%		
Intel	43,700	926
Texas Instruments	23,000	650
Total Electronic Components-Semiconductors		1,576
Electronic Connectors — 0.7%		
Amphenol, Cl A	14,800	551
Total Electronic Connectors		551
Engineering/R&D Services — 2.2%		
ABB ADR	18,800	506
Jacobs Engineering Group*	12,200	898
McDermott International*	6,454	354
Total Engineering/R&D Services		1,758
Engines-Internal Combustion — 0.4%		
Cummins	5,976	280
Total Engines-Internal Combustion		280

Schedule of Investments

As of March 31, 2008

Description	Shares	Value (000)
Enterprise Software/Services — 1.3%		
Oracle*	52,035	$ 1,018
Total Enterprise Software/Services		1,018
Entertainment Software — 0.7%		
Electronic Arts*	11,200	559
Total Entertainment Software		559
Fiduciary Banks — 0.9%		
State Street	9,385	741
Total Fiduciary Banks		741
Finance-Investment Banker/Broker — 1.9%		
Goldman Sachs Group	4,800	794
Merrill Lynch	18,200	741
Total Finance-Investment Banker/Broker		1,535
Finance-Other Services — 1.6%		
IntercontinentalExchange*	9,900	1,292
Total Finance-Other Services		1,292
Industrial Automation/Robot — 0.9%		
Rockwell Automation	12,000	689
Total Industrial Automation/Robot		689
Industrial Gases — 2.6%		
Praxair	24,315	2,048
Total Industrial Gases		2,048
Instruments-Scientific — 0.5%		
Thermo Fisher Scientific*	6,300	358
Total Instruments-Scientific		358
Investment Management/Advisory Services — 2.2%		
Blackrock	3,600	735
Franklin Resources	7,070	686
T Rowe Price Group	6,891	344
Total Investment Management/Advisory Services		1,765
Life/Health Insurance — 0.4%		
Manulife Financial	8,900	338
Total Life/Health Insurance		338
Machinery-Construction & Mining — 1.0%		
Joy Global	7,500	489
Terex*	5,160	322
Total Machinery-Construction & Mining		811

Description	Shares	Value (000)
Machinery-Farm — 0.4%		
AGCO*	4,705	$ 282
Total Machinery-Farm		282
Machinery-Pumps — 1.2%		
Flowserve	8,900	929
Total Machinery-Pumps		929
Medical Information Systems — 0.5%		
Cerner*	10,717	399
Total Medical Information Systems		399
Medical Instruments — 1.9%		
Intuitive Surgical*	4,580	1,486
Total Medical Instruments		1,486
Medical Products — 2.2%		
Henry Schein*	11,600	666
Johnson & Johnson	10,900	707
Stryker	5,205	339
Total Medical Products		1,712
Medical-Biomedical/Genetic — 1.2%		
Amgen*	15,000	627
Genentech*	4,235	344
Total Medical-Biomedical/Genetic		971
Medical-Drugs — 3.8%		
Abbott Laboratories	12,700	700
Merck	34,500	1,309
Schering-Plough	66,618	960
Total Medical-Drugs		2,969
Medical-Generic Drugs — 0.9%		
Mylan	62,100	720
Total Medical-Generic Drugs		720
Medical-HMO — 0.7%		
Aetna	13,500	568
Total Medical-HMO		568
Metal Processors & Fabricators — 1.1%		
Precision Castparts	8,800	898
Total Metal Processors & Fabricators		898
Networking Products — 3.1%		
Cisco Systems*	102,280	2,464
Total Networking Products		2,464

Description	Shares	Value (000)
Oil Companies-Exploration & Production — 1.4%		
XTO Energy	17,600	$ 1,089
Total Oil Companies-Exploration & Production		1,089
Oil Companies-Integrated — 3.2%		
Exxon Mobil	13,777	1,165
Hess	5,000	441
Murphy Oil	4,100	337
Petroleo Brasileiro ADR	5,600	572
Total Oil Companies-Integrated		2,515
Oil Field Machinery & Equipment — 1.2%		
Cameron International*	12,020	501
National Oilwell Varco*	7,945	464
Total Oil Field Machinery & Equipment		965
Oil-Field Services — 3.9%		
Halliburton	14,200	558
Schlumberger	17,065	1,485
Smith International	8,315	534
Transocean*	3,400	460
Total Oil-Field Services		3,037
Pharmacy Services — 0.7%		
Express Scripts*	8,000	515
Total Pharmacy Services		515
Retail-Apparel/Shoe — 3.6%		
Guess ?	9,900	401
Nordstrom	36,100	1,177
Polo Ralph Lauren	21,300	1,242
Total Retail-Apparel/Shoe		2,820
Retail-Building Products — 1.1%		
Lowe's	36,200	830
Total Retail-Building Products		830
Retail-Drug Store — 1.4%		
CVS Caremark	26,609	1,078
Total Retail-Drug Store		1,078
Retail-Jewelry — 0.9%		
Tiffany	16,400	686
Total Retail-Jewelry		686
Retail-Major Department Store — 1.3%		
JC Penney	27,900	1,052
Total Retail-Major Department Store		1,052

Description	Shares	Value (000)
Retail-Office Supplies — 1.0%		
Staples	35,100	$ 776
Total Retail-Office Supplies		776
Retail-Restaurants — 0.7%		
McDonald's	9,300	519
Total Retail-Restaurants		519
Telecommunications Equipment-Fiber Optics — 0.7%		
Corning	21,600	519
Total Telecommunications Equipment-Fiber Optics		519
Therapeutics — 1.8%		
Gilead Sciences*	28,054	1,446
Total Therapeutics		1,446
Web Portals/ISP — 1.8%		
Google, Cl A*	3,202	1,410
Total Web Portals/ISP		1,410
Wireless Equipment — 1.4%		
Nokia ADR	14,055	447
Qualcomm	16,000	656
Total Wireless Equipment		1,103
Total Common Stock (Cost $73,543)		77,244
Money Market Fund — 1.6%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	1,269,688	1,270
Total Money Market Fund (Cost $1,270)		1,270
Total Investments — 99.7% (Cost $74,813)		78,514
Other Assets and Liabilities, Net — 0.3%		267
Total Net Assets — 100.0%		$ 78,781

For descriptions of abbreviations and footnotes, please refer to page 158.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ANALYTIC U.S. LONG/SHORT FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Analytic Investors, LLC

Performance Highlights

- *During the one-year period ended March 31, 2008, the Old Mutual Analytic U.S. Long/Short Fund's Class Z shares lost (7.47)%, underperforming its benchmark, the S&P 500 Index, which declined by (5.08)%.*

- *Stock selection within the financials, materials and telecommunications services sectors contributed positively to the Fund's performance relative to the Index, while stock selection in industrials, health care and consumer staples detracted from the Fund's relative performance.*

- *At the same time, short positions in Bear Stearns (no longer a Fund holding) and Corporate Executive Board in the financial and industrial sectors, respectively, and a long position in International Business Machines (no longer a Fund holding), contributed to the Fund's gains. Short positions in Cardinal Health, Capital One Financial and Google (no longer a Fund holding), in the health care, financials and information technology sectors, respectively, detracted from the Fund's advances.*

Q. How did the Fund perform relative to its benchmark?

A. During the one-year period ended March 31, 2008, the Old Mutual Analytic U.S. Long/Short Fund's (the "Fund") Class Z shares lost (7.47)%, underperforming its benchmark, the S&P 500 Index (the "Index"), which declined by (5.08)%. Performance for all share classes can be found on page 14.

Q. What investment environment did the Fund face during the past year?

A. The U.S. equity market declined over the period. Economic concerns plagued investors as sharp declines in home prices, deterioration in the labor market, elevated energy costs and rising food prices contributed to consumer spending pressure. Crude oil prices hit an all time high of $110.33 per barrel and consumer confidence fell to 65.5% in March, well below expectations. The housing market was hit hard with record foreclosures and decreasing home values. In an effort to stave off inflation and bolster a weakening economic environment, the Federal Reserve Board cut rates six times over the period.

Q. Which market factors influenced the Fund's relative performance?

A. Analytic Investors, LLC's ("Analytic") investment process is based on the premise that investor behavior changes, but changes slowly, and is persistent from month to month. Investor behavior observed during the period was fairly inconsistent with that observed over the prior three years, due in large part to a sharp downturn in the U.S. market beginning in the third quarter of 2007. For example, positive tilts toward stocks with attractive sales-to-price, cash-flow-to-price and predicted-earnings-to-price hurt performance during the period as investors penalized these characteristics. An overweight to companies with high financial leverage dampened performance as well, as did a negative tilt toward companies with above average dividend yields. An overweight to companies with above average price momentum and a sensitivity to low quality debt contributed modestly to overall Fund performance, as did a negative tilt toward companies with above average trading volumes.

Q. How did portfolio composition affect Fund performance?

A. Stock selection within the financials, materials and telecommunications services sectors contributed positively to the Fund's performance relative to the Index, while stock selection in industrials, health care and consumer staples detracted from the Fund's relative performance.

At the same time, short positions in Bear Stearns (no longer a Fund holding due to it's acquisition) and Corporate Executive Board in the financial and industrial sectors, respectively, and a long position in International Business Machines (no longer a Fund holding due to the forecasted return changing), contributed to the Fund's gains. On the other hand, long positions in Cardinal Health, Capital One Financial and Google (no longer a Fund holding), in the health care, financial and information technology sectors, respectively, detracted from the Fund's advances. Financial services provider Bear Stearns' stock plunged to its lowest level in more than five years after suffering significant losses from the subprime mortgage crisis. Management services firm Corporate Executive Board's stock declined after it reported lower than expected earnings and projected a lower second-quarter profit than analysts had anticipated. Computer hardware developer International Business Machines beat fourth-quarter 2007 profit and sales estimates due to strong orders from Asia and Europe. Health care services provider Cardinal Health's stock declined after reporting earnings that fell short of Wall Street forecasts and a lowered outlook for 2008. Financial services provider Capital One Financial reported bad debts that were greater than originally forecasted and the company was downgraded by analysts during the period. Google, a technology company, experienced a stock decline after missing second-quarter 2007 profit estimates.

Q. What is the investment outlook for the U.S. equity market?

A. Analytic continues to emphasize stocks with attractive cash-flow-to-price and sales-to-price ratios. In addition, the sub-advisor continues to place emphasis on stocks with attractive earnings yields and those with strong recent earnings growth. The firm continues to deemphasize companies with above average financial leverage and those with above average dividend yields and high trading volumes.

Top Ten Holdings
as of March 31, 2008

Exxon Mobil	5.4%
General Electric	4.4%
AT&T	4.2%
Chevron	3.5%
Hewlett-Packard	3.0%
JPMorgan Chase	2.7%
Boeing	2.7%
Microsoft	2.1%
Cardinal Health	2.1%
McKesson	2.0%
As a % of Total Fund Investments*	32.1%

* Top ten holdings are all long positions.

Old Mutual Analytic U.S. Long/Short Fund — continued

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2008

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	07/01/93	(7.47)%	7.78%	12.81%	4.70%	10.11%
Class A with load	07/31/03	(12.95)%	5.41%	n/a	n/a	8.20%
Class A without load	07/31/03	(7.66)%	7.53%	n/a	n/a	9.59%
Class C with load	07/31/03	(9.33)%	6.73%	n/a	n/a	8.76%
Class C without load	07/31/03	(8.41)%	6.73%	n/a	n/a	8.76%
Institutional Class	12/20/06[1]	(7.32)%	n/a	n/a	n/a	(2.03)%
S&P 500 Index	07/01/93	(5.08)%	5.85%	11.32%	3.50%	9.58%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

* Data prior to January 11, 2002 includes performance of a predecessor fund. The predecessor fund was managed by Analytic Investors, LLC and had investment goals, strategies and policies that were substantially similar to the Fund.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to February 2006, the Fund did not take short positions as part of its main investment strategies and the Fund's performance prior to February 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.56% and 1.24%; 2.47% and 1.48%; 3.95% and 2.24%; and 1.07% and 1.06%, respectively. Expenses for Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1998 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2008 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2008

Description	Shares	Value (000)
Common Stock — 113.7%		
Advertising Agencies — 0.6%		
Interpublic Group* (D)	79,704	$ 670
Total Advertising Agencies		670
Advertising Sales — 0.0%		
Clear Channel Outdoor Holdings, Cl A* (D)	431	8
Total Advertising Sales		8
Aerospace/Defense — 4.7%		
Boeing (D)	48,365	3,597
Lockheed Martin (D)	182	18
Raytheon (D)	25,693	1,660
Total Aerospace/Defense		5,275
Agricultural Operations — 2.0%		
Archer-Daniels-Midland (D)	54,185	2,230
Total Agricultural Operations		2,230
Airlines — 0.4%		
Delta Air Lines* (D)	58,132	500
Total Airlines		500
Applications Software — 2.5%		
Microsoft (D)	100,509	2,853
Total Applications Software		2,853
Auto-Cars/Light Trucks — 1.6%		
Ford Motor* (D)	311,912	1,784
Total Auto-Cars/Light Trucks		1,784
Auto/Truck Parts & Equipment-Original — 0.7%		
TRW Automotive Holdings* (D)	35,990	841
Total Auto/Truck Parts & Equipment-Original		841
Beverages-Non-Alcoholic — 0.7%		
Coca-Cola Enterprises (D)	33,058	800
Total Beverages-Non-Alcoholic		800
Beverages-Wine/Spirits — 0.0%		
Constellation Brands, Cl A* (D)	901	16
Total Beverages-Wine/Spirits		16
Brewery — 0.3%		
Molson Coors Brewing, Cl B (D)	5,704	300
Total Brewery		300

Description	Shares	Value (000)
Broadcast Services/Programming — 0.0%		
Liberty Media - Capital, Ser A* (D)	1,895	$ 30
Total Broadcast Services/Programming		30
Building & Construction Products-Miscellaneous — 0.4%		
Owens Corning* (D)	24,259	440
USG* (D)	1,478	54
Total Building & Construction Products-Miscellaneous		494
Cable TV — 2.5%		
Cablevision Systems, Cl A* (D)	25,444	545
DIRECTV Group* (D)	92,178	2,285
Time Warner Cable, Cl A* (D)	1,687	42
Total Cable TV		2,872
Cellular Telecommunications — 0.8%		
US Cellular* (D)	16,693	918
Total Cellular Telecommunications		918
Chemicals-Specialty — 1.0%		
Ashland (D)	23,674	1,120
Cabot (D)	2,099	59
Total Chemicals-Specialty		1,179
Coatings/Paint — 0.0%		
RPM International (D)	1,704	36
Total Coatings/Paint		36
Commercial Banks-Southern US — 0.0%		
First Citizens BancShares, Cl A (D)	1	—
Total Commercial Banks-Southern US		—
Commercial Services — 0.1%		
Quanta Services* (D)	6,885	160
Total Commercial Services		160
Commercial Services - Finance — 0.7%		
MasterCard, Cl A (D)	3,698	825
Total Commercial Services - Finance		825
Computer Services — 1.6%		
Computer Sciences* (D)	19,307	788
Electronic Data Systems (D)	33,881	564
Unisys* (D)	96,408	427
Total Computer Services		1,779

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2008

Description	Shares	Value (000)
Computers — 5.8%		
Hewlett-Packard (D)	89,496	$ 4,087
Sun Microsystems* (D)	156,975	2,438
Total Computers		6,525
Containers-Metal/Glass — 2.3%		
Crown Holdings* (D)	103,072	2,593
Total Containers-Metal/Glass		2,593
Containers-Paper/Plastic — 0.0%		
Pactiv* (D)	1,719	45
Total Containers-Paper/Plastic		45
Cosmetics & Toiletries — 1.1%		
Procter & Gamble (D)	17,349	1,216
Total Cosmetics & Toiletries		1,216
Data Processing/Management — 0.0%		
MoneyGram International (D)	9,721	18
Total Data Processing/Management		18
Distribution/Wholesale — 0.8%		
Ingram Micro, Cl A* (D)	7,451	118
Tech Data* (D)	12,144	398
WESCO International* (D)	3,495	128
WW Grainger (D)	3,687	282
Total Distribution/Wholesale		926
Diversified Manufacturing Operations — 5.3%		
General Electric (D)	160,195	5,929
Parker Hannifin (D)	1,061	73
Trinity Industries (D)	17	—
Total Diversified Manufacturing Operations		6,002
E-Commerce/Products — 1.0%		
Amazon.com* (D)	16,351	1,166
Total E-Commerce/Products		1,166
E-Commerce/Services — 0.1%		
Expedia* (D)	7,709	169
Total E-Commerce/Services		169
Electronic Components-Miscellaneous — 0.2%		
AVX (D)	7,401	95
Vishay Intertechnology* (D)	9,411	85
Total Electronic Components-Miscellaneous		180

Description	Shares	Value (000)
Electronic Components-Semiconductors — 1.1%		
Texas Instruments (D)	43,594	$ 1,232
Total Electronic Components-Semiconductors		1,232
Electronic Parts Distribution — 3.1%		
Arrow Electronics* (D)	55,911	1,881
Avnet* (D)	50,414	1,650
Total Electronic Parts Distribution		3,531
Engineering/R&D Services — 5.3%		
Fluor (D)	14,728	2,079
Jacobs Engineering Group* (D)	25,812	1,900
KBR(D)	37,374	1,036
Shaw Group* (D)	20,704	976
URS* (D)	1,495	49
Total Engineering/R&D Services		6,040
Fiduciary Banks — 1.4%		
Bank of New York Mellon (D)	20,037	836
State Street (D)	10,087	797
Total Fiduciary Banks		1,633
Finance-Investment Banker/Broker — 5.3%		
Charles Schwab (D)	126,113	2,375
JPMorgan Chase (D)	85,661	3,679
Total Finance-Investment Banker/Broker		6,054
Finance-Other Services — 0.1%		
NASDAQ OMX Group* (D)	3,831	148
Total Finance-Other Services		148
Food-Meat Products — 1.9%		
Tyson Foods, Cl A (D)	131,598	2,099
Total Food-Meat Products		2,099
Food-Retail — 0.7%		
Kroger (D)	30,303	770
Total Food-Retail		770
Food-Wholesale/Distribution — 0.3%		
SYSCO (D)	10,821	314
Total Food-Wholesale/Distribution		314
Health Care Cost Containment — 2.4%		
McKesson (D)	52,456	2,747
Total Health Care Cost Containment		2,747

Description	Shares	Value (000)
Hotels & Motels — 0.5%		
Wyndham Worldwide (D)	28,638	$ 592
Total Hotels & Motels		592
Human Resources — 0.3%		
Manpower (D)	5,510	310
Total Human Resources		310
Independent Power Producer — 2.6%		
Dynegy, Cl A* (D)	70,374	555
Reliant Energy* (D)	101,386	2,398
Total Independent Power Producer		2,953
Investment Management/Advisory Services — 0.8%		
Blackrock (D)	2,770	566
GLG Partners* (D)	17,642	209
Janus Capital Group (D)	4,338	101
Total Investment Management/Advisory Services		876
Machinery-Construction & Mining — 0.9%		
Terex (D)	15,454	966
Total Machinery-Construction & Mining		966
Machinery-Farm — 0.1%		
AGCO* (D)	2,363	141
Total Machinery-Farm		141
Medical-Drugs — 0.0%		
APP Pharmaceuticals* (D)	871	11
Total Medical-Drugs		11
Medical Products — 0.6%		
Baxter International (D)	3,647	211
Stryker (D)	7,605	495
Total Medical Products		706
Medical-Biomedical/Genetic — 1.5%		
Abraxis Bioscience* (D)	1,994	118
Amgen* (D)	38,211	1,597
Total Medical-Biomedical/Genetic		1,715
Medical-HMO — 1.5%		
Cigna (D)	10,019	406
Health Net* (D)	1,099	34
Humana* (D)	26,792	1,202
Total Medical-HMO		1,642

Description	Shares	Value (000)
Medical-Hospitals — 0.3%		
Tenet Healthcare* (D)	57,289	$ 324
Total Medical-Hospitals		324
Medical-Wholesale Drug Distributors — 3.7%		
AmerisourceBergen (D)	33,051	1,355
Cardinal Health (D)	54,162	2,844
Total Medical-Wholesale Drug Distributors		4,199
Metal Processors & Fabricators — 0.4%		
Commercial Metals (D)	2,800	84
Timken (D)	12,823	381
Total Metal Processors & Fabricators		465
Metal-Diversified — 0.2%		
Freeport-McMoRan Copper & Gold (D)	2,090	201
Total Metal-Diversified		201
Multi-Line Insurance — 4.6%		
ACE (D)	13,348	735
American International Group (D)	730	32
Loews (D)	45,235	1,819
MetLife (D)	43,912	2,646
Total Multi-Line Insurance		5,232
Multimedia — 1.1%		
Time Warner (D)	52,562	737
Walt Disney (D)	16,584	520
Total Multimedia		1,257
Office Furnishings - Original — 0.1%		
Steelcase, Cl A (D)	6,692	74
Total Office Furnishings - Original		74
Oil & Gas Drilling — 0.0%		
Pride International* (D)	454	16
Total Oil & Gas Drilling		16
Oil Companies-Exploration & Production — 0.8%		
Plains Exploration & Production* (D)	16,791	892
Total Oil Companies-Exploration & Production		892
Oil Companies-Integrated — 10.6%		
Chevron (D)	55,211	4,713
Exxon Mobil (D)	85,699	7,248
Total Oil Companies-Integrated		11,961

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2008

Description	Shares	Value (000)
Oil Field Machinery & Equipment — 0.0%		
National Oilwell Varco* (D)	265	$ 15
Total Oil Field Machinery & Equipment		15
Oil-Field Services — 0.5%		
Halliburton (D)	13,826	544
Total Oil-Field Services		544
Optical Supplies — 0.0%		
Advanced Medical Optics* (D)	1,928	39
Total Optical Supplies		39
Paper & Related Products — 0.3%		
Rayonier (D)	8,997	391
Total Paper & Related Products		391
Pharmacy Services — 2.3%		
Medco Health Solutions* (D)	59,336	2,598
Total Pharmacy Services		2,598
Pipelines — 1.2%		
Williams (D)	41,909	1,382
Total Pipelines		1,382
Property/Casualty Insurance — 2.4%		
Alleghany* (D)	363	124
Travelers (D)	54,001	2,584
Total Property/Casualty Insurance		2,708
Real Estate Operation/Development — 0.1%		
Forestar Real Estate Group* (D)	531	13
St. Joe* (D)	1,683	72
Total Real Estate Operation/Development		85
REITs-Diversified — 0.0%		
Colonial Properties Trust (D)	1,377	33
Total REITs-Diversified		33
REITs-Office Property — 1.0%		
Boston Properties (D)	12,220	1,125
Total REITs-Office Property		1,125
Retail-Apparel/Shoe — 1.5%		
Hanesbrands* (D)	59,090	1,726
Total Retail-Apparel/Shoe		1,726
Retail-Automobile — 0.0%		
Penske Auto Group (D)	1,910	37
Total Retail-Automobile		37

Description	Shares	Value (000)
Retail-Discount — 1.7%		
Big Lots* (D)	83,880	$ 1,871
Total Retail-Discount		1,871
Retail-Drug Store — 0.3%		
Rite Aid* (D)	100,538	296
Total Retail-Drug Store		296
Retail-Major Department Store — 0.0%		
Saks* (D)	702	9
Total Retail-Major Department Store		9
S&L/Thrifts-Central US — 0.0%		
Capitol Federal Financial (D)	332	12
Total S&L/Thrifts-Central US		12
Steel-Producers — 0.4%		
AK Steel Holding (D)	7,321	398
Total Steel-Producers		398
Super-Regional Banks-US — 1.1%		
Capital One Financial (D)	24,532	1,207
Total Super-Regional Banks-US		1,207
Telecommunications Equipment-Fiber Optics — 0.4%		
Corning (D)	19,452	468
Total Telecommunications Equipment-Fiber Optics		468
Telecommunications Services — 0.3%		
Amdocs* (D)	10,095	286
Total Telecommunications Services		286
Telephone-Integrated — 5.0%		
AT&T (D)	147,621	5,654
Total Telephone-Integrated		5,654
Tobacco — 1.0%		
Altria Group (D)	11,536	256
Philip Morris International* (D)	11,536	583
Reynolds American (D)	3,033	179
Total Tobacco		1,018
Tools-Hand Held — 0.3%		
Snap-On (D)	6,855	349
Total Tools-Hand Held		349
Transport-Equipment & Leasing — 0.0%		
GATX (D)	1,339	52
Total Transport-Equipment & Leasing		52

Description	Shares/Face Amount (000)	Value (000)
Transport-Marine — 0.0%		
Alexander & Baldwin (D)	109	$ 5
Total Transport-Marine		5
Transport-Rail — 0.1%		
Kansas City Southern* (D)	1,572	63
Total Transport-Rail		63
Transport-Services — 3.2%		
CH Robinson Worldwide (D)	5,836	317
FedEx (D)	15,137	1,403
United Parcel Service, Cl B (D)	25,217	1,841
Total Transport-Services		3,561
Water Treatment Systems — 0.9%		
Nalco Holding (D)	45,331	959
Total Water Treatment Systems		959
Web Portals/ISP — 0.2%		
Yahoo!* (D)	8,457	245
Total Web Portals/ISP		245
Wire & Cable Products — 0.1%		
General Cable* (D)	2,093	124
Total Wire & Cable Products		124
Total Common Stock (Cost $130,327)		128,771
Treasury Bill — 1.1%		
U.S. Treasury Bill (B)(C) 3.05%, 06/05/08	$1,200	1,197
Total Treasury Bill (Cost $1,182)		1,197
Money Market Fund — 3.9%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	4,455,491	4,455
Total Money Market Fund (Cost $4,455)		4,455
Total Investments — 118.7% (Cost $135,964)		134,423
Securities Sold Short — (18.9)%		
Airlines — (1.5)%		
Copa Holdings, Cl A	(44,193)	(1,684)
Total Airlines		(1,684)
Applications Software — (0.1)%		
Red Hat*	(4,485)	(83)
Total Applications Software		(83)

Description	Shares	Value (000)
Building-Residential/Commercial — (2.5)%		
DR Horton	(15,449)	$ (243)
KB Home	(44,130)	(1,091)
MDC Holdings	(6,135)	(269)
Ryland Group	(36,765)	(1,209)
Total Building-Residential/Commercial		(2,812)
Commercial Services — (0.3)%		
Weight Watchers International	(6,361)	(295)
Total Commercial Services		(295)
Computers-Integrated Systems — (0.3)%		
Diebold	(5,745)	(216)
Riverbed Technology*	(8,806)	(131)
Total Computers-Integrated Systems		(347)
Consulting Services — (1.1)%		
Corporate Executive Board	(31,864)	(1,290)
Total Consulting Services		(1,290)
Containers-Paper/Plastic — (0.2)%		
Bemis	(8,107)	(206)
Total Containers-Paper/Plastic		(206)
Data Processing/Management — (0.0)%		
Dun & Bradstreet	(357)	(29)
Fair Isaac	(1,216)	(26)
Total Data Processing/Management		(55)
Diversified Operations — (0.2)%		
Leucadia National	(4,664)	(211)
Total Diversified Operations		(211)
Electronic Components-Miscellaneous — (1.6)%		
Gentex	(103,596)	(1,777)
Total Electronic Components-Miscellaneous		(1,777)
Electronic Components-Semiconductors — (1.2)%		
Qlogic*	(45,815)	(703)
Silicon Laboratories*	(21,874)	(690)
Total Electronic Components-Semiconductors		(1,393)
Finance-Investment Banker/Broker — (0.4)%		
Goldman Sachs Group	(905)	(150)
Merrill Lynch	(6,875)	(280)
Total Finance-Investment Banker/Broker		(430)

SCHEDULE OF INVESTMENTS

As of March 31, 2008

Description	Shares	Value (000)
Financial Guarantee Insurance — (0.3)%		
PMI Group	(54,202)	$ (316)
Total Financial Guarantee Insurance		(316)
Food-Confectionery — (0.0)%		
JM Smucker	(743)	(38)
Total Food-Confectionery		(38)
Internet Infrastructure Software — (0.2)%		
F5 Networks*	(12,110)	(220)
Total Internet Infrastructure Software		(220)
Machinery-Print Trade — (0.1)%		
Zebra Technologies, Cl A*	(3,331)	(111)
Total Machinery-Print Trade		(111)
Medical Products — (0.5)%		
Coopers	(16,156)	(556)
Total Medical Products		(556)
Medical-Biomedical/Genetic — (0.1)%		
PDL BioPharma*	(11,040)	(117)
Total Medical-Biomedical/Genetic		(117)
Medical-Generic Drugs — (0.9)%		
Mylan	(84,766)	(983)
Total Medical-Generic Drugs		(983)
Medical-HMO — (0.0)%		
WellCare Health Plans*	(1,437)	(56)
Total Medical-HMO		(56)
Medical-Hospitals — (0.6)%		
LifePoint Hospitals*	(22,980)	(631)
Total Medical-Hospitals		(631)
Motion Pictures & Services — (0.3)%		
DreamWorks Animation SKG, Cl A*	(15,322)	(395)
Total Motion Pictures & Services		(395)
Office Automation & Equipment — (0.1)%		
Pitney Bowes	(3,258)	(114)
Total Office Automation & Equipment		(114)
Oil Companies-Exploration & Production — (0.0)%		
Unit*	(290)	(16)
Total Oil Companies-Exploration & Production		(16)

Description	Shares	Value (000)
Oil Refining & Marketing — (0.2)%		
Cheniere Energy*	(11,691)	$ (231)
Total Oil Refining & Marketing		(231)
Paper & Related Products — (0.4)%		
Louisiana-Pacific	(52,300)	(480)
Total Paper & Related Products		(480)
Pharmacy Services — (0.1)%		
Omnicare	(6,391)	(116)
Total Pharmacy Services		(116)
Property/Casualty Insurance — (0.0)%		
Fidelity National Financial, Cl A	(2,994)	(55)
Total Property/Casualty Insurance		(55)
REITs-Office Property — (0.1)%		
Brandywine Realty Trust	(7,048)	(120)
Total REITs-Office Property		(120)
Retail-Auto Parts — (0.1)%		
Advance Auto Parts	(1,843)	(63)
Total Retail-Auto Parts		(63)
Retail-Catalog Shopping — (0.1)%		
Coldwater Creek*	(5,221)	(26)
MSC Industrial Direct, Cl A	(2,740)	(116)
Total Retail-Catalog Shopping		(142)
Retail-Consumer Electronics — (0.5)%		
Circuit City Stores	(146,833)	(584)
Total Retail-Consumer Electronics		(584)
S&L/Thrifts-Western US — (0.2)%		
Washington Mutual	(18,144)	(187)
Total S&L/Thrifts-Western US		(187)
Semiconductor Components-Integrated Circuits — (1.8)%		
Linear Technology	(66,463)	(2,040)
Total Semiconductor Components - Integrated Circuits		(2,040)
Telephone-Integrated — (1.3)%		
Citizens Communications	(22,648)	(238)
Level 3 Communications*	(64,207)	(136)
Sprint Nextel	(1,675)	(11)
Windstream	(90,881)	(1,086)
Total Telephone-Integrated		(1,471)

Description	Shares	Value (000)
Television — (1.2)%		
Central European Media Enterprises, Cl A*	(15,723)	$ (1,340)
Total Television		(1,340)
Transactional Software — (0.1)%		
VeriFone Holdings*	(4,138)	(66)
Total Transactional Software		(66)
Transport-Equipment & Leasing — (0.2)%		
Aircastle	(19,477)	(219)
Total Transport-Equipment & Leasing		(219)
Vitamins & Nutrition Products — (0.1)%		
Herbalife	(2,010)	(95)
Total Vitamins & Nutrition Products		(95)
Total Securities Sold Short (Proceeds $(24,866))		(21,345)
Other Assets and Liabilities, Net — 0.2%		289
Total Net Assets — 100.0%		$ 113,367

The Fund had the following futures contracts open as of March 31, 2008:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (Depreciation) (000)
S&P 500 Composite Index - Long	19	$6,289	June 2008	$137
S&P 500 EMINI - Short	(3)	(199)	June 2008	(5)
				$132

For descriptions of abbreviations and footnotes, please refer to page 158.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL BARROW HANLEY VALUE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Barrow, Hanley, Mewhinney & Strauss, Inc.

Performance Highlights

- *For the one-year period ended March 31, 2008, the Old Mutual Barrow Hanley Value Fund's Class Z shares decreased by (11.49)%, trailing the (5.08)% loss of its benchmark, the S&P 500 Index.*

- *From a sector perspective, stock selection in materials and telecommunications services positively impacted the Fund's relative performance during the period as did an underweight to the lagging consumer discretionary sector.*

- *Stock selection and an overweight in the hard-hit financials sector, stock selection in health care and an underweight in the strong performing energy sector detracted from the Fund's relative performance during the fiscal year.*

- *Individual stocks that contributed to performance included oil and gas producer Occidental Petroleum in the energy sector, specialty chemical manufacturer Lyondell Chemical (no longer a Fund holding) in materials and tobacco manufacturer Altria Group in consumer staples.*

- *Individual stocks that detracted from performance during the fiscal year were student loan provider SLM in financials, health benefits supplier WellPoint in health care and financial services conglomerate Citigroup in financials.*

Q. How did the Fund perform relative to its benchmark?

A. For the one-year period ended March 31, 2008, the Old Mutual Barrow Hanley Value Fund's (the "Fund") Class Z shares decreased by (11.49)%, trailing the (5.08)% loss of its benchmark, the S&P 500 Index. Performance for all share classes can be found on page 24.

Q. What investment environment did the Fund face during the past year?

A. The U.S. entered a contractionary credit environment during the period. Lenders had to disclose exposure to subprime assets with little or no liquidity. Financial institutions raised additional equity capital to offset exposure to declining asset values and "right-size" balance sheets, a painful process due to a general lack of available credit. During the period, the liquidity of government obligations was highly desirable, thereby increasing risk premiums (the reward for holding a risky investment rather than a less risky one).

This environment of increasing risk premiums was a difficult period for value-oriented investments. "Value" companies are usually unpopular investments in the midst of an economic turnaround, because they frequently have lower returns on equity and higher leverage than the average company. These (value) companies are often in industries experiencing pricing pressures and can be subject to short-selling in an economic environment that pervaded most of the fiscal year ended March 31, 2008.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund's performance during the fiscal year was determined, in large part, by its overweight and poor stock selection in the financials sector. Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley") notes that in many cases, the extent of companies' exposure to subprime mortgage loans was not disclosed and often disguised as high-quality liquid bonds on the companies' books.

Q. How did portfolio composition affect Fund performance?

A. From a sector perspective, stock selection in materials and telecommunications services positively impacted the Fund's relative performance during the period as did an underweight to the lagging consumer discretionary sector. Stock selection and an overweight in the hard-hit financials sector, stock selection in health care and an underweight in the strong performing energy sector detracted from the Fund's relative performance during the fiscal year.

Individual stocks that contributed to performance included oil and gas producer Occidental Petroleum in the energy sector, specialty chemical manufacturer Lyondell Chemical (no longer a Fund holding) due to being bought out by a private company (Access Industries Holdings LLC) in the materials sector and tobacco manufacturer Altria Group in the consumer staples sector. Occidental Petroleum benefited from rising oil prices and overall strength in the energy market, Lyondell Chemical's stock soared because the company was acquired and Altria Group's stock price benefited from a decrease in the company's legal issues. On the other side of the equation, stocks such as student loan provider SLM in financials, health benefits supplier WellPoint in health care and financial services conglomerate Citigroup in financials detracted from the Fund's performance during the fiscal year. SLM was hurt by liquidity issues, WellPoint suffered due to poor pricing and Citigroup was negatively impacted because of its subprime loan portfolio.

Q. What is the investment outlook for the large-cap value equity market?

A. Barrow Hanley believes returns over the next six months will be determined for better or worse by oil prices, corporate earnings, credit markets and inflation. While the general direction of these variables may seem predestined at any one point in time, surprises could change the outlook quite drastically. Political events appear to be less important than in most election years as the economic outlook is less likely to be influenced by Washington, in Barrow Hanley's view.

While the Fund's financial holdings have been detrimental to returns over the period, a significant portfolio shift in that area would lock-in underperformance. Barrow Hanley continues to hold many stocks in this sector believing these stocks have a strong potential to bounce back as their value is realized. Portfolio stability is being maintained by holdings in the electric utilities, telecommunications, defense and consumer non-durables areas.

Top Ten Holdings
as of March 31, 2008

Occidental Petroleum	5.3%
Imperial Tobacco Group ADR	4.5%
Verizon Communications	3.7%
AT&T	3.4%
Pfizer	3.4%
Honeywell International	3.2%
Entergy	3.2%
Bank of America	3.1%
Illinois Tool Works	3.1%
Wyeth	2.8%
As a % of Total Fund Investments	35.7%

OLD MUTUAL BARROW HANLEY VALUE FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2008

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class Z*	09/10/98	(11.49)%	1.85%	8.72%	8.99%
Class A with load	07/31/03	(16.79)%	(0.36)%	n/a	3.59%
Class A without load	07/31/03	(11.68)%	1.61%	n/a	4.92%
Class C with load	07/31/03	(13.13)%	0.78%	n/a	4.10%
Class C without load	07/31/03	(12.38)%	0.78%	n/a	4.10%
Institutional Class	12/20/06[1]	(11.57)%	n/a	n/a	(8.04)%
S&P 500 Index	09/10/98	(5.08)%	5.85%	11.32%	4.59%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

* Data prior to December 14, 2001 includes performance of a predecessor fund, whose inception date was September 10, 1998. The predecessor fund had investment goals, strategies and policies that were substantially similar to the Fund.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by a sub-advisor different than the Fund's current sub-advisor and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.43% and 1.10%; 1.79% and 1.35%; 2.56% and 2.10%; and 0.92% and 0.90%, respectively. Expenses for Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of September 10, 1998 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2008 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2008

Description	Shares	Value (000)
Common Stock — 88.8%		
Aerospace/Defense — 2.1%		
Northrop Grumman	38,000	$ 2,957
Total Aerospace/Defense		2,957
Beverages-Wine/Spirits — 2.5%		
Diageo, ADR	44,700	3,635
Total Beverages-Wine/Spirits		3,635
Computers — 3.6%		
Hewlett-Packard	49,700	2,269
International Business Machines	24,600	2,832
Total Computers		5,101
Cruise Lines — 2.6%		
Carnival	90,705	3,672
Total Cruise Lines		3,672
Diversified Manufacturing Operations — 6.9%		
General Electric	21,300	788
Honeywell International	82,038	4,629
Illinois Tool Works	92,193	4,446
Total Diversified Manufacturing Operations		9,863
Electric Products-Miscellaneous — 0.8%		
Emerson Electric	21,277	1,095
Total Electric Products-Miscellaneous		1,095
Electric-Integrated — 7.3%		
Dominion Resources	62,940	2,570
Duke Energy	186,980	3,338
Entergy	42,228	4,606
Total Electric-Integrated		10,514
Finance-Consumer Loans — 1.0%		
SLM*	97,692	1,500
Total Finance-Consumer Loans		1,500
Finance-Credit Card — 2.0%		
American Express	66,855	2,923
Total Finance-Credit Card		2,923
Finance-Investment Banker/Broker — 3.3%		
Citigroup	103,280	2,212
JPMorgan Chase	15,860	681
Merrill Lynch	43,900	1,788
Total Finance-Investment Banker/Broker		4,681
Finance-Mortgage Loan/Banker — 1.2%		
Freddie Mac	65,300	1,653
Total Finance-Mortgage Loan/Banker		1,653

Description	Shares	Value (000)
Food-Miscellaneous/Diversified — 2.2%		
Kraft Foods, Cl A	100,240	$ 3,108
Total Food-Miscellaneous/Diversified		3,108
Hotels & Motels — 0.9%		
Wyndham Worldwide	63,400	1,311
Total Hotels & Motels		1,311
Medical Labs & Testing Services — 0.7%		
Quest Diagnostics	23,700	1,073
Total Medical Labs & Testing Services		1,073
Medical Products — 1.0%		
Baxter International	23,813	1,377
Total Medical Products		1,377
Medical-Drugs — 8.8%		
Bristol-Myers Squibb	179,010	3,813
Pfizer	229,285	4,799
Wyeth	94,542	3,948
Total Medical-Drugs		12,560
Medical-HMO — 2.0%		
WellPoint*	66,406	2,930
Total Medical-HMO		2,930
Multi-Line Insurance — 3.7%		
Allstate	33,392	1,605
American International Group	77,000	3,330
XL Capital, Cl A	10,298	304
Total Multi-Line Insurance		5,239
Oil Companies-Exploration & Production — 5.2%		
Occidental Petroleum	102,894	7,529
Total Oil Companies-Exploration & Production		7,529
Oil Companies-Integrated — 1.6%		
ConocoPhillips	24,745	1,886
Murphy Oil	4,805	395
Total Oil Companies-Integrated		2,281
Pipelines — 3.8%		
El Paso	130,200	2,167
Spectra Energy	143,497	3,265
Total Pipelines		5,432
Retail-Building Products — 0.3%		
Home Depot	15,730	440
Total Retail-Building Products		440

SCHEDULE OF INVESTMENTS

As of March 31, 2008

Description	Shares	Value (000)
Super-Regional Banks-US — 4.6%		
Bank of America	118,640	$ 4,498
Capital One Financial	23,397	1,152
Wells Fargo	31,324	912
Total Super-Regional Banks-US		6,562
Telephone-Integrated — 7.1%		
AT&T	126,642	4,850
Verizon Communications	147,062	5,360
Total Telephone-Integrated		10,210
Tobacco — 9.1%		
Altria Group	76,931	1,708
Imperial Tobacco Group ADR	69,921	6,438
Philip Morris International*	76,931	3,891
UST	19,756	1,077
Total Tobacco		13,114
Tools-Hand Held — 2.5%		
Stanley Works	75,649	3,602
Total Tools-Hand Held		3,602
Transport-Rail — 0.8%		
Burlington Northern Santa Fe	13,307	1,227
Total Transport-Rail		1,227
Wireless Equipment — 1.2%		
Nokia ADR	55,286	1,760
Total Wireless Equipment		1,760
Total Common Stock (Cost $128,151)		127,349
Money Market Fund — 11.0%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	15,821,637	15,822
Total Money Market Fund (Cost $15,822)		15,822
Total Investments — 99.8% (Cost $143,973)		143,171
Other Assets and Liabilities, Net — 0.2%		266
Total Net Assets — 100.0%		$ 143,437

For descriptions of abbreviations and footnotes, please refer to page 158.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Columbus Circle Investors

Q. How did the Fund perform relative to its benchmark?

A. For the one-year period ended March 31, 2008, the Old Mutual Columbus Circle Technology and Communications Fund (the "Fund") outperformed its benchmark, the NYSE Arca Tech 100 Index. The Fund's Class Z shares posted a 7.99% return versus a negative (4.26)% return for the benchmark. Performance for all share classes can be found on page 29.

Q. What investment environment did the Fund face during the past year?

A. Strong global growth offset weakness in U.S. housing and consumer-oriented sectors. Technology spending remained healthy until late in the period due to solid gross domestic product growth, record corporate margins and bandwidth constraints which surfaced due to explosive use of video over the internet. However, the effects of a weak housing market impacted corporate and consumer technology spending during the first quarter of 2008.

Q. Which market factors influenced the Fund's relative performance?

A. Exposure to the digital consumer, internet/video and alternative energy themes aided performance during the period primarily because they have secular drivers allowing companies with exposure to them to grow faster than the economy and average technology company.

Q. How did portfolio composition affect Fund performance?

A. The Fund's concentrated nature makes it best to discuss performance in terms of individual holdings rather than sector themes. Stocks that contributed to the Fund's performance during the period included First Solar, Apple and Intuitive Surgical. On the other side of the equation Intel (no longer a Fund holding), Akamai Technologies and Broadcom (no longer a Fund holding) detracted from the Fund's gains.

First Solar, a low cost designer and manufacturer of thin-film solar modules, significantly exceeded expectations on higher throughput per production line and better than expected cell efficiency gains. In addition to solid operating results, the company announced an agreement to supply two new international customers with a total of one billion dollars worth of solar modules, further validating the strengthening demand for First Solar's low cost product in a tight solar market. To meet this increased demand the company announced four additional manufacturing lines expected to come online in 2009, which was ahead of expectations.

Personal computer manufacturer Apple significantly beat third-quarter earnings expectations due to increasing margins and better than expected MAC and iPod sales. Margin upside was driven by revenue upside and better semiconductor memory pricing. In addition, the company launched the iPhone in Europe, the iTouch (a Wifi iPod) and Leopard, Apple's new operating system.

Intuitive Surgical, a medical device company focusing on robotic surgery, benefited from robust demand for the company's robotic surgery system called Da Vinci. Clinical advantages of robotic surgery systems compared to conventional surgery are gaining traction with leaders in a variety of medical disciplines including urology, gynecology, gastroenterology and cardiology. Columbus Circle Investors ("Columbus Circle") believes product upgrades and additional clinical data releases should continue to drive sales going forward.

Performance Highlights

- *For the one-year period ended March 31, 2008, the Old Mutual Columbus Circle Technology and Communications Fund outperformed its benchmark, the NYSE Arca Tech 100 Index. The Fund's Class Z shares posted a 7.99% return versus a negative (4.26)% return for the benchmark.*

- *Exposure to the digital consumer, internet/video and alternative energy themes aided performance during the period.*

- *Stocks that contributed to the Fund's performance during the period included First Solar, Apple and Intuitive Surgical.*

- *Intel (no longer a Fund holding), Akamai Technologies and Broadcom (no longer a Fund holding) detracted from the Fund's gains.*

OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS FUND — continued

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Columbus Circle Investors

Top Ten Holdings as of March 31, 2008	
Apple	5.1%
Microsoft	4.5%
Qualcomm	4.3%
Oracle	4.2%
International Business Machines	4.0%
AT&T	4.0%
Applied Materials	3.6%
Nokia ADR	3.5%
Genentech	3.4%
Genzyme	3.2%
As a % of Total Fund Investments	39.8%

Intel, the world's leading computer semiconductor company, met revenues for the fourth quarter, but margins were below expectations due to weaker NAND pricing. Columbus Circle exited the position because margins were weaker and they were moving away from companies with corporate IT exposure.

Akamai Technologies is a leading provider of content and application delivery technology, which speeds up internet performance for corporations. Though end demand remains robust due to the increasing use of video over the internet, the stock fell after second-quarter results failed to exceed expectations due to increased pricing pressures from the competition.

Broadcom, a leading communications semiconductor company, met expectations for the third quarter, but lowered guidance for the fourth quarter and 2008 due to increased operating expenses. The increased expenses are due to the company's entry into the wireless handset business. Columbus Circle exited the position due to the fact that Broadcom will not see significant wireless handset revenue until 2009, but will have to take on increased expenses during 2008.

Q. What is the investment outlook for the technology market?

A. With economic growth slowing, lending standards tightening and a weaker consumer, technology companies exposed to the consumer and corporate areas will likely experience a negative impact on fundamentals in Columbus Circle's view. The sub-advisor has thus reduced the Fund's exposure to companies selling to the consumer and the corporate enterprise. Columbus Circle continues to focus on themes with dynamic secular trends and on companies positioned to benefit from the fiscal stimuli that are expected to have an impact in the latter half of 2008. The emerging themes Columbus Circle remains focused on are video streaming and downloading, internet advertising, next-generation carrier data spending (voice over IP, 3G, bandwidth optimization), alternative energy/energy technology and security. Columbus Circle believes that the Fund's portfolio is poised to capitalize on these themes.

PERFORMANCE AND PORTFOLIO SUMMARY (Unaudited)

Average Annual Total Returns as of March 31, 2008

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	09/29/95	7.99%	10.91%	14.19%	(1.03)%	5.10%
Class A with load	09/30/03	1.52%	8.46%	n/a	n/a	7.14%
Class A without load	09/30/03	7.68%	10.61%	n/a	n/a	8.55%
Class C with load	09/30/03	6.02%	9.84%	n/a	n/a	7.77%
Class C without load	09/30/03	7.02%	9.84%	n/a	n/a	7.77%
Institutional Class	12/20/06[1]	8.22%	n/a	n/a	n/a	7.15%
NYSE Arca Tech 100 Index	09/29/95	(4.26)%	5.53%	13.45%	9.62%	12.23%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

* Prior to November 2, 1999, the Fund was diversified and did not concentrate its investments. Therefore, the Fund's performance prior to November 2, 1999 may not be indicative of how it will perform in the future.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current sub-advisor and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.84% and 1.45%; 8.11% and 1.70%; 6.06% and 2.45%; and 1.04% and 1.04%, respectively. Expenses for Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



— Old Mutual Columbus Circle Technology and Communications Fund, Class Z
— NYSE Arca Tech 100 Index

$25,060
$9,027

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1998 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2008 — % of Total Fund Investments



Cash Equivalents (2.3%)
Consumer Discretionary (1.0%)
Energy (0.5%)
Telecommunications Services (5.8%)
Health Care (17.9%)
Information Technology (70.1%)
Industrials (2.4%)

OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2008

Description	Shares	Value (000)
Common Stock — 96.8%		
Aerospace/Defense — 1.8%		
Lockheed Martin	28,200	$ 2,800
Total Aerospace/Defense		2,800
Applications Software — 4.9%		
Microsoft	245,600	6,970
NetSuite*	27,609	595
Total Applications Software		7,565
Cable TV — 1.0%		
Comcast, Cl A	83,700	1,619
Total Cable TV		1,619
Cellular Telecommunications — 1.8%		
Vodafone Group ADR	94,100	2,777
Total Cellular Telecommunications		2,777
Commercial Services — 0.5%		
Alliance Data Systems*	16,600	789
Total Commercial Services		789
Commercial Services-Finance — 2.3%		
Bankrate*	34,000	1,696
Visa, Cl A*	29,676	1,851
Total Commercial Services-Finance		3,547
Computer Services — 1.0%		
DST Systems*	24,400	1,604
Total Computer Services		1,604
Computer Software — 1.1%		
Omniture* (E)	77,121	1,790
Total Computer Software		1,790
Computers — 14.0%		
Apple*	54,700	7,849
Hewlett-Packard	102,800	4,694
International Business Machines	53,600	6,172
Research In Motion*	28,300	3,176
Total Computers		21,891
Computers-Memory Devices — 0.3%		
Data Domain*	17,400	414
Total Computers-Memory Devices		414

Description	Shares	Value (000)
Electronic Components-Semiconductors — 7.4%		
Cavium Networks* (E)	130,600	$ 2,142
Intersil, Cl A	59,500	1,527
Microchip Technology	92,000	3,011
NVIDIA*	136,300	2,697
Xilinx	91,000	2,161
Total Electronic Components-Semiconductors		11,538
Electronic Forms — 2.8%		
Adobe Systems*	123,006	4,378
Total Electronic Forms		4,378
Energy-Alternate Sources — 0.5%		
First Solar*	3,700	855
Total Energy-Alternate Sources		855
Enterprise Software/Services — 4.1%		
Oracle*	330,300	6,461
Total Enterprise Software/Services		6,461
Industrial Audio & Video Products — 1.6%		
Dolby Laboratories, Cl A*	68,500	2,484
Total Industrial Audio & Video Products		2,484
Internet Infrastructure Software — 1.7%		
Akamai Technologies* (E)	97,100	2,734
Total Internet Infrastructure Software		2,734
Internet Security — 3.5%		
Blue Coat Systems*	83,900	1,849
McAfee*	66,800	2,210
Vasco Data Security International* (E)	102,800	1,406
Total Internet Security		5,465
Medical Instruments — 3.4%		
Intuitive Surgical*	4,700	1,524
St. Jude Medical*	87,000	3,758
Total Medical Instruments		5,282
Medical Products — 2.0%		
Baxter International	55,100	3,186
Total Medical Products		3,186
Medical-Biomedical/Genetic — 8.2%		
Genentech*	65,000	5,277
Genzyme*	65,700	4,897
Millennium Pharmaceuticals*	173,600	2,684
Total Medical-Biomedical/Genetic		12,858

Description	Shares	Value (000)
Medical-Generic Drugs — 1.0%		
Barr Pharmaceuticals*	32,600	$ 1,575
Total Medical-Generic Drugs		1,575
Networking Products — 3.2%		
Cisco Systems* (E)	160,000	3,854
Juniper Networks* (E)	45,200	1,130
Total Networking Products		4,984
Oil-Field Services — 0.5%		
Weatherford International*	10,000	725
Total Oil-Field Services		725
Printing-Commercial — 1.0%		
VistaPrint*	42,800	1,496
Total Printing-Commercial		1,496
Semiconductor Components-Integrated Circuits — 0.7%		
Marvell Technology Group*	106,200	1,155
Total Semiconductor Components-Integrated Circuits		1,155
Semiconductor Equipment — 4.4%		
Applied Materials	287,600	5,611
Veeco Instruments*	72,100	1,199
Total Semiconductor Equipment		6,810
Telecommunications Equipment-Fiber Optics — 2.4%		
Corning	155,500	3,738
Total Telecommunications Equipment-Fiber Optics		3,738
Telephone-Integrated — 3.9%		
AT&T	160,600	6,151
Total Telephone-Integrated		6,151
Therapeutics — 2.1%		
BioMarin Pharmaceuticals*	14,500	513
Gilead Sciences*	55,000	2,834
Total Therapeutics		3,347
Transactional Software — 2.3%		
Synchronoss Technologies*	84,580	1,694
Yucheng Technologies*	114,002	1,887
Total Transactional Software		3,581
Web Portals/ISP — 2.7%		
Google, Cl A* (E)	9,700	4,273
Total Web Portals/ISP		4,273

Description	Shares/Contracts	Value (000)
Wireless Equipment — 7.7%		
Nokia ADR (E)	169,000	$ 5,379
Qualcomm	161,600	6,626
Total Wireless Equipment		12,005
X-Ray Equipment — 1.0%		
Hologic*	28,300	1,574
Total X-Ray Equipment		1,574
Total Common Stock (Cost $131,001)		151,451
Money Market Fund — 2.3%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	3,550,775	3,551
Total Money Market Fund (Cost $3,551)		3,551
Total Investments — 99.1% (Cost $134,552)		155,002
Written Options — (1.4)%		
Juniper Networks, July 2008, 100 Call, Strike Price: $25.00*	(452)	(116)
Omniture, September 2008, 100 Call, Strike Price: $25.00*	(771)	(278)
Akamai Technologies, January 2009, 100 Call, Strike Price: $35.00*	(971)	(350)
Google, Cl A, January 2009, 100 Call, Strike Price: $500.00*	(97)	(389)
Vasco Data Security International, September 2008, 100 Call, Strike Price: $15.00*	(1,026)	(226)
Cavium Networks, September 2008, 100 Call, Strike Price: $22.50*	(191)	(19)
Nokia ADR, January 2009, 100 Call, Strike Price: $35.00*	(988)	(316)
Cisco Systems, January 2009, 100 Call, Strike Price: $25.00*	(1,600)	(450)
Total Written Options (Premiums received $2,168)		(2,144)
Other Assets and Liabilities, Net — 2.3%		3,498
Total Net Assets — 100.0%		$ 156,356

For descriptions of abbreviations and footnotes, please refer to page 158.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL DEVELOPING GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Ashfield Capital Partners, LLC and Copper Rock Capital Partners, LLC

Performance Highlights

- *During the annual period ended March 31, 2008, the Fund's Class Z shares declined by (8.87)%, outperforming the (8.94)% loss of its benchmark, the Russell 2000® Growth Index.*

- *Stock selection in the consumer discretionary and financials sectors contributed positively to relative performance during the period as did an underweight relative the benchmark in industrials.*

- *Poor stock selection in health care and underweights in materials and energy detracted from the Fund's performance relative to the Index.*

- *Among the individual stocks that positively contributed to the Fund's performance were business services consulting firm FTI Consulting, online travel provider Priceline.com and post-secondary education services supplier Capella Education.*

- *Santarus (no longer a Fund holding), a specialty pharmaceutical company; Orbcomm (no longer a Fund holding), a satellite-based data communication company; and GSI Commerce (no longer a Fund holding), a marketing service provider, were among the most significant detractors to the Fund's performance during the fiscal year.*

On October 29, 2007, shareholders of Old Mutual Developing Growth Fund (the "Fund") approved an investment advisory agreement which resulted in Ashfield Capital Partners, LLC ("Ashfield") becoming an additional sub-advisor to the Fund. Ashfield commenced portfolio management duties on November 12, 2007. Effective November 19, 2007, the Old Mutual Emerging Growth Fund changed its name to the Old Mutual Developing Growth Fund.

Q. How did the Fund perform relative to its benchmark?

A. During the one-year period ended March 31, 2008, the Fund's Class Z shares declined by (8.87)%, relatively outperforming the (8.94)% loss of its benchmark, the Russell 2000® Growth Index (the "Index"). Performance for all share classes can be found on page 34.

Q. What investment environment did the Fund face during the past year?

A. Although growth stocks outperformed value stocks during the period, the winds changed quickly in the first quarter of 2008 and growth became unpopular with investors. In addition to this rapid change in sentiment, there was significant volatility in the markets that had begun brewing in November of 2007 and peaked during the first quarter of 2008 as the economy appeared to come to a grinding halt. The mortgage crisis that had emerged in July and August of 2007, but fizzled through the remainder of the year, reignited in tandem with further weakening in the housing market, signs of stagflation and ever rising oil prices.

Q. Which market factors influenced the Fund's relative performance?

A. Market volatility led to what appeared to be irrational selling and the dislocation between stocks and their fundamentals. Even high quality stocks without visible, fundamental issues declined, impacting active small-cap growth managers.

Q. How did portfolio composition affect Fund performance?

A. Stock selection in the consumer discretionary and financials sectors contributed positively to relative performance during the period as did an underweight relative to the benchmark in industrials. Poor stock selection in health care and underweights in materials and energy detracted from the Fund's performance relative to the Index.

Among the individual stocks that positively contributed to the Fund's performance were business services consulting firm FTI Consulting, online travel provider Priceline.com and post-secondary education services supplier Capella Education. FTI Consulting, an industrials sector holding, benefited from a weak economic environment as the firm offers consulting to assist companies with bankruptcy, restructuring and other litigation services. Consumer discretionary holding Priceline.com performed well due to strong demand for travel abroad and market dominance for hotel bookings, particularly in Europe. Capella Education, a financials holding, demonstrated robust revenue throughout the period due to strong demand, new program offerings and specialized programming.

Santarus (no longer a Fund holding), a specialty pharmaceutical company; Orbcomm (no longer a Fund holding), a satellite-based data communication company; and GSI Commerce (no longer a Fund holding), a marketing service provider, were among the most significant detractors to the Fund's performance during the fiscal year. Health care sector holding Santarus was hurt by a lawsuit against the company's top-selling drug. Additionally, the company is finding it increasingly difficult to compete against larger pharmaceutical companies in the market. Orbcomm, a telecommunications services holding, reported a second-quarter loss and reduced 2007 revenue guidance causing the company's stock price to decline. Information technology stock GSI Commerce missed estimates when it announced that its fourth-quarter 2007 profits were squeezed due to higher sales, marketing and product development costs.

Q. **What is the investment outlook for the small-cap growth market?**

A. Ashfield believes equities may be poised for a comeback in the second quarter of 2008 and that they may outperform other asset classes over the remainder of the year. With recessionary concerns on consumers' minds, the near-term outlook continues to be volatile, but Ashfield believes the bottom may be near, if not behind us already. Small-cap stocks continue to be a company-by-company story rather than being driven by broader themes.

Given the current economic environment, Copper Rock Capital Partners, LLC ("Copper Rock") notes that it does not expect an immediate reversal for holdings damaged by market volatility, but the firm remains confident in its strategy and its ability to manage investments through this turbulent market. Copper Rock continues to review opportunities and invest on a bottom-up, stock-by-stock basis. Within the energy sector, the firm sees opportunities in companies exploring production of natural gas and oil, particularly as commodity prices increase. As volatility creates opportunities to add to holdings that were previously overvalued, Copper Rock is identifying new opportunities across all sectors. Within health care, the firm has begun to avoid traditional pharmaceutical companies that are reliant upon late stage FDA approval as the government body is increasingly rejecting new drugs. Copper Rock continues to focus on medical device/medical product companies that are securing contracts with doctors or hospitals and can continue to gain market share regardless of FDA approval or a waning economy. While the sub-advisor's portion of the Fund's portfolio was notably underweight in traditional retail and restaurants in 2007, Copper Rock has recently added to positions in high quality retailers who Copper Rock believes can expect to grow square footage in a contracting economy. The sub-advisor believes this group tends to recover quickly in volatile markets. Also within the consumer discretionary sector, Copper Rock continues to like secondary education services companies. While these companies have been battered by the tightening lending environment, they have exhibited improving returns and have reacted favorably to proposed legislation to free up additional student loan funding.

Top Ten Holdings as of March 31, 2008	
Psychiatric Solutions	2.8%
Priceline.com	2.0%
Aegean Marine Petroleum Network	1.7%
Lifecell	1.7%
Itron	1.6%
Capella Education	1.6%
iShares Russell 2000 Growth Index Fund	1.6%
Aeropostale	1.6%
AAR	1.5%
T-3 Energy Services	1.4%
As a % of Total Fund Investments	17.5%

Old Mutual Developing Growth Fund — continued

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2008

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	06/14/93	(8.87)%	5.03%	12.63%	(4.58)%	4.44%
Class A with load	09/30/03	(14.23)%	2.75%	n/a	n/a	2.44%
Class A without load	09/30/03	(9.02)%	4.78%	n/a	n/a	3.79%
Class C with load	09/30/03	(10.75)%	3.96%	n/a	n/a	2.98%
Class C without load	09/30/03	(9.85)%	3.96%	n/a	n/a	2.98%
Institutional Class	12/20/06[1]	(8.61)%	n/a	n/a	n/a	(3.99)%
Russell 2000® Growth Index	06/14/93	(8.94)%	5.74%	14.24%	1.75%	6.21%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current sub-advisors. In addition, prior to November 12, 2007, the Fund was managed by sub-advisors different than the Fund's current sub-advisors and the Fund's performance prior to these dates may not be indicative of how the Fund will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.57% and 1.30%; 8.19% and 1.55%; 6.89% and 2.30%; and 1.03% and 1.03%, respectively. Expenses for Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1998 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2008 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2008

Description	Shares	Value (000)
Common Stock — 96.6%		
Aerospace/Defense — 0.8%		
Esterline Technologies*	21,585	$ 1,087
Total Aerospace/Defense		1,087
Aerospace/Defense-Equipment — 3.3%		
AAR*	81,013	2,209
B/E Aerospace*	36,421	1,273
Orbital Sciences*	49,821	1,201
Total Aerospace/Defense-Equipment		4,683
Agricultural Chemicals — 0.3%		
Terra Industries*	11,975	425
Total Agricultural Chemicals		425
Airport Development/Maintenance — 0.7%		
Grupo Aeroportuario del Pacific ADR	23,633	1,063
Total Airport Development/Maintenance		1,063
Auction House/Art Dealer — 0.2%		
Ritchie Bros Auctioneers	2,850	234
Total Auction House/Art Dealer		234
Audio/Video Products — 0.7%		
DTS*	40,166	964
Total Audio/Video Products		964
Auto/Truck Parts & Equipment-Original — 0.3%		
Amerigon*	26,392	391
Total Auto/Truck Parts & Equipment-Original		391
Batteries/Battery Systems — 0.7%		
Ultralife Batteries*	83,956	991
Total Batteries/Battery Systems		991
Casino Services — 0.6%		
Bally Technologies*	25,983	892
Total Casino Services		892
Chemicals-Specialty — 0.4%		
OM Group*	11,585	632
Total Chemicals-Specialty		632
Coal — 0.4%		
Massey Energy	16,521	603
Total Coal		603
Commercial Banks-Central US — 0.2%		
PrivateBancorp	10,725	338
Total Commercial Banks-Central US		338

Description	Shares	Value (000)
Commercial Banks-Eastern US — 0.2%		
Signature Bank*	13,330	$ 340
Total Commercial Banks-Eastern US		340
Commercial Services — 1.7%		
ExlService Holdings*	65,424	1,502
Team*	35,498	969
Total Commercial Services		2,471
Commercial Services-Finance — 0.6%		
Dollar Financial*	37,848	871
Total Commercial Services-Finance		871
Computer Software — 0.3%		
Double-Take Software*	38,346	448
Total Computer Software		448
Computers-Integrated Systems — 1.3%		
Jack Henry & Associates	26,485	653
Micros Systems*	32,218	1,084
Riverbed Technology*	9,809	146
Total Computers-Integrated Systems		1,883
Consulting Services — 3.2%		
Advisory Board*	18,636	1,024
FTI Consulting*	19,634	1,395
Huron Consulting Group*	15,344	638
MAXIMUS	32,737	1,202
Navigant Consulting*	17,000	323
Total Consulting Services		4,582
Decision Support Software — 0.7%		
SPSS*	25,880	1,004
Total Decision Support Software		1,004
Distribution/Wholesale — 2.0%		
Fossil*	26,404	806
Scansource*	33,245	1,203
United Stationers	19,361	924
Total Distribution/Wholesale		2,933
Diversified Manufacturing Operations — 0.5%		
Barnes Group	32,942	756
Total Diversified Manufacturing Operations		756
E-Commerce/Services — 2.9%		
NetFlix*	37,789	1,309
Priceline.com*	23,288	2,815
Total E-Commerce/Services		4,124

OLD MUTUAL DEVELOPING GROWTH FUND — continued

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2008

Description	Shares	Value (000)
Educational Software — 0.5%		
Blackboard*	8,960	$ 299
SkillSoft ADR*	39,350	412
Total Educational Software		711
Electronic Components-Miscellaneous — 0.8%		
Plexus*	38,977	1,093
Total Electronic Components-Miscellaneous		1,093
Electronic Components-Semiconductors — 2.3%		
AuthenTec*	35,301	351
Cavium Networks*	19,861	326
Microsemi	69,443	1,583
Omnivision Technologies*	59,330	998
Total Electronic Components-Semiconductors		3,258
Electronic Design Automation — 1.0%		
Comtech Group*	65,826	710
Magma Design Automation*	82,897	793
Total Electronic Design Automation		1,503
Electronic Measuring Instruments — 2.3%		
FARO Technologies*	30,175	941
Itron*	26,021	2,348
Total Electronic Measuring Instruments		3,289
E-Marketing/Information — 0.2%		
Constant Contact*	16,036	232
Total E-Marketing/Information		232
Energy-Alternate Sources — 0.7%		
Canadian Solar*	44,700	934
Total Energy-Alternate Sources		934
Engineering/R&D Services — 0.9%		
Stanley*	41,700	1,228
Total Engineering/R&D Services		1,228
Enterprise Software/Services — 2.2%		
JDA Software Group*	51,966	948
Mantech International, Cl A*	29,770	1,350
Ultimate Software Group*	29,117	875
Total Enterprise Software/Services		3,173
E-Services/Consulting — 0.7%		
Sapient*	136,300	949
Total E-Services/Consulting		949

Description	Shares	Value (000)
Finance-Investment Banker/Broker — 2.6%		
Greenhill	16,879	$ 1,174
Investment Technology Group*	33,245	1,535
Knight Capital Group, Cl A*	62,605	1,017
Total Finance-Investment Banker/Broker		3,726
Finance-Other Services — 0.8%		
FCStone Group*	18,065	500
GFI Group	10,407	596
Total Finance-Other Services		1,096
Footwear & Related Apparel — 1.9%		
Deckers Outdoor*	13,930	1,502
Skechers U.S.A., Cl A*	57,288	1,158
Total Footwear & Related Apparel		2,660
Gambling (Non-Hotel) — 0.2%		
Pinnacle Entertainment*	25,267	323
Total Gambling (Non-Hotel)		323
Hazardous Waste Disposal — 0.9%		
Clean Harbors*	18,860	1,226
Total Hazardous Waste Disposal		1,226
Instruments-Scientific — 0.5%		
Varian*	11,865	687
Total Instruments-Scientific		687
Insurance Brokers — 0.3%		
eHealth*	20,384	450
Total Insurance Brokers		450
Internet Application Software — 0.5%		
Vocus*	28,004	739
Total Internet Application Software		739
Internet Content-Entertainment — 0.6%		
Shanda Interactive Entertainment ADR*	30,753	895
Total Internet Content-Entertainment		895
Internet Security — 0.6%		
Blue Coat Systems*	37,325	823
Total Internet Security		823
Intimate Apparel — 0.9%		
Warnaco Group*	32,737	1,291
Total Intimate Apparel		1,291
Investment Management/Advisory Services — 0.2%		
Affiliated Managers Group*	3,555	323
Total Investment Management/Advisory Services		323

Description	Shares	Value (000)
Lasers-System/Components — 0.9%		
II-VI*	33,039	$ 1,255
Total Lasers-System/Components		1,255
Machinery-Construction & Mining — 1.1%		
Bucyrus International Cl A	14,901	1,515
Total Machinery-Construction & Mining		1,515
Machinery-General Industry — 0.8%		
Gardner Denver*	31,482	1,168
Total Machinery-General Industry		1,168
Marine Services — 1.7%		
Aegean Marine Petroleum Network	71,048	2,430
Total Marine Services		2,430
Medical Instruments — 1.8%		
Abaxis*	20,632	478
Arthrocare*	18,824	628
Conceptus*	82,193	1,526
Total Medical Instruments		2,632
Medical Labs & Testing Services — 0.9%		
Icon ADR*	19,229	1,248
Total Medical Labs & Testing Services		1,248
Medical Laser Systems — 0.7%		
Cynosure, Cl A*	44,344	945
Total Medical Laser Systems		945
Medical Products — 1.4%		
Mentor	29,462	758
Zoll Medical*	45,850	1,219
Total Medical Products		1,977
Medical-Biomedical/Genetic — 3.5%		
Alexion Pharmaceuticals*	11,514	683
Illumina*	13,364	1,014
Lifecell*	57,292	2,408
Martek Biosciences*	32,110	982
Total Medical-Biomedical/Genetic		5,087
Medical-Drugs — 1.7%		
Cubist Pharmaceuticals*	53,808	991
OSI Pharmaceuticals*	8,391	314
Sciele Pharma*	54,932	1,071
Total Medical-Drugs		2,376
Medical-Generic Drugs — 0.4%		
Perrigo	16,965	640
Total Medical-Generic Drugs		640

Description	Shares	Value (000)
Medical-HMO — 0.6%		
AmeriGroup*	30,586	$ 836
Total Medical-HMO		836
Medical-Nursing Homes — 0.5%		
Sun Healthcare Group*	59,839	786
Total Medical-Nursing Homes		786
Medical-Outpatient/Home Medical — 1.4%		
Amedisys*	24,449	962
Gentiva Health Services*	46,200	1,005
Total Medical-Outpatient/Home Medical		1,967
Metal Processors & Fabricators — 0.9%		
Dynamic Materials	17,524	757
Ladish*	16,135	581
Total Metal Processors & Fabricators		1,338
Networking Products — 0.1%		
Switch & Data Facilities*	20,212	206
Total Networking Products		206
Oil & Gas Drilling — 0.3%		
Patterson-UTI Energy	17,200	450
Total Oil & Gas Drilling		450
Oil Companies-Exploration & Production — 2.1%		
Arena Resources*	14,229	551
ATP Oil & Gas*	19,233	629
Parallel Petroleum*	51,907	1,016
Penn Virginia	9,640	425
Petroquest Energy*	24,455	424
Total Oil Companies-Exploration & Production		3,045
Oil Field Machinery & Equipment — 2.6%		
Dril-Quip*	8,090	376
Flotek Industries*	19,052	278
NATCO Group, Cl A*	20,050	937
T-3 Energy Services*	48,668	2,071
Total Oil Field Machinery & Equipment		3,662
Oil-Field Services — 0.8%		
Hercules Offshore*	23,340	586
W-H Energy Services*	7,775	535
Total Oil-Field Services		1,121
Patient Monitoring Equipment — 0.6%		
Mindray Medical International ADR	28,605	828
Total Patient Monitoring Equipment		828

SCHEDULE OF INVESTMENTS

As of March 31, 2008

Description	Shares	Value (000)
Physical Practice Management — 0.5%		
Pediatrix Medical Group*	9,824	$ 662
Total Physical Practice Management		662
Physical Therapy/Rehabilitation Centers — 2.8%		
Psychiatric Solutions*	117,827	3,997
Total Physical Therapy/Rehabilitation Centers		3,997
Printing-Commercial — 1.4%		
VistaPrint*	58,743	2,053
Total Printing-Commercial		2,053
Property/Casualty Insurance — 1.0%		
Tower Group	54,322	1,367
Total Property/Casualty Insurance		1,367
Publishing-Newspapers — 0.5%		
Dolan Media*	34,349	691
Total Publishing-Newspapers		691
Research & Development — 0.9%		
Parexel International*	51,355	1,340
Total Research & Development		1,340
Respiratory Products — 0.4%		
Resmed*	15,285	645
Total Respiratory Products		645
Retail-Apparel/Shoe — 3.5%		
Aeropostale*	82,330	2,232
Bebe Stores	41,467	446
Charlotte Russe Holding*	39,095	678
Gymboree*	25,221	1,006
J Crew Group*	13,445	594
Total Retail-Apparel/Shoe		4,956
Retail-Drug Store — 0.7%		
Longs Drug Stores	23,119	982
Total Retail-Drug Store		982
Retail-Pawn Shops — 0.9%		
Ezcorp, Cl A*	102,187	1,258
Total Retail-Pawn Shops		1,258
Retail-Restaurants — 1.9%		
BJ's Restaurants*	46,338	668
Chipotle Mexican Grill		
Cl A*	9,734	1,104
Cl B*	85	8
Red Robin Gourmet Burgers*	10,690	402
Texas Roadhouse, Cl A*	61,630	604
Total Retail-Restaurants		2,786

Description	Shares	Value (000)
Retail-Sporting Goods — 0.1%		
Hibbett Sports*	12,668	$ 196
Total Retail-Sporting Goods		196
Schools — 3.1%		
American Public Education*	16,252	494
Capella Education*	42,779	2,336
New Oriental Education & Technology Group ADR*	10,043	651
Strayer Education	6,437	982
Total Schools		4,463
Seismic Data Collection — 0.7%		
Dawson Geophysical*	14,831	1,001
Total Seismic Data Collection		1,001
Semiconductor Equipment — 0.9%		
Teradyne*	106,680	1,325
Total Semiconductor Equipment		1,325
Telecommunication Equipment — 1.2%		
Comtech Telecommunications*	22,606	882
Nice Systems ADR*	31,330	884
Total Telecommunication Equipment		1,766
Therapeutics — 1.4%		
BioMarin Pharmaceuticals*	14,208	502
United Therapeutics*	17,291	1,499
Total Therapeutics		2,001
Transactional Software — 0.7%		
Innerworkings*	69,908	981
Total Transactional Software		981
Transport-Services — 0.7%		
HUB Group, Cl A*	32,371	1,065
Total Transport-Services		1,065
Web Hosting/Design — 0.4%		
Equinix*	8,605	572
Total Web Hosting/Design		572
Web Portals/ISP — 1.6%		
Sohu.com*	23,427	1,057
Trizetto Group*	71,401	1,192
Total Web Portals/ISP		2,249
Wire & Cable Products — 1.8%		
Belden	40,098	$ 1,416
General Cable*	20,875	1,233
Total Wire & Cable Products		2,649

Description	Shares	Value (000)
Wireless Equipment — 0.7%		
Sierra Wireless*	64,442	$ 1,028
Total Wireless Equipment		1,028
X-Ray Equipment — 0.4%		
Hologic*	9,196	511
Total X-Ray Equipment		511
Total Common Stock (Cost $139,176)		138,380
Investment Company — 1.6%		
Growth-Small Cap — 1.6%		
iShares Russell 2000 Growth Index Fund	31,274	2,278
Total Growth-Small Cap		2,278
Total Investment Company (Cost $2,251)		2,278
Money Market Fund — 1.5%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	2,196,037	2,196
Total Money Market Fund (Cost $2,196)		2,196
Total Investments — 99.7% (Cost $143,623)		142,854
Other Assets and Liabilities, Net — 0.3%		485
Total Net Assets — 100.0%		$ 143,339

For descriptions of abbreviations and footnotes, please refer to page 158.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL DISCOVER VALUE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Analytic Investors, LLC[1]; Barrow, Hanley, Mewhinney & Strauss, Inc. and Thomson Horstmann & Bryant, Inc.

Performance Highlights

- The Old Mutual Discover Value Fund's Institutional Class shares declined by (5.80)% since the Fund's inception on November 19, 2007 through the fiscal year ended March 31, 2008. The Fund outperformed its benchmark, the Russell 2000® Value Index's (7.84)% return during the period.

- Stock selection in the industrials, financials and consumer staples sectors contributed positively to the Fund's performance relative to the Index while stock selection in energy, materials and consumer discretionary sectors detracted from Fund performance.

- Individual stocks that contributed to the Fund's absolute performance included industrials sector holding Olympic Steel, energy stock Cabot Oil & Gas and industrials company Bucyrus International.

- Inverness Medical Innovations, a health care sector company; RF Micro Devices, an information technology holding; and Haynes International, in the materials sector, were among the most significant detractors to the Fund's performance during the period.

Q. How did the Fund perform relative to its benchmark?

A. The Old Mutual Discover Value Fund's (the "Fund") Institutional Class shares declined by (5.80)% since the Fund's inception on November 19, 2007 through the fiscal year ended March 31, 2008. The Fund outperformed its benchmark, the Russell 2000® Value Index's (the "Index") (7.84)% return during the period.

Q. What investment environment did the Fund face during the past year?

A. During the period the market was characterized by highly divergent trends caused, primarily, by the financial crisis that began with more than 25 subprime lenders filing for bankruptcy. This crisis started to adversely affect equity markets in July of 2007 as it spread from the mortgage market into broader areas of the economy including corporate borrowing, student lending and even municipal finance. Financial companies' losses resulted in significant asset write-downs which, combined with a weakening economy, adversely affected all equity market styles and capitalizations. The end of the period was marked by the near collapse of financial giant Bear Stearns, forcing the Federal Reserve Board ("Fed") to take unprecedented steps to ensure stability in the financial system. Overall, the forces that froze the credit markets also took their toll on U.S. and global equity markets during the period.

Q. Which market factors influenced the Fund's relative performance?

A. Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley") does not overweight or underweight sectors in anticipation of market conditions. Instead, the firm constructs portfolios focused on individual stock values more or less independent of sector or industry conditions. Short-term market challenges, therefore, do not come into play in Barrow Hanley's stock selection. Barrow Hanley looks for small companies whose underlying business value is significantly greater than the market price of the company's stock. In aggregate, the stocks that Barrow Hanley holds in its portion of the Fund's portfolio will possess the following value characteristics: below average price/sales, below average price/earnings (normalized), above average free cash flow yield and above average internal growth and return on capital (again, normalized).

Thomson Horstmann & Bryant, Inc. ("THB") believes that a contributor to the problems experienced by the markets, in general, and financial stocks, specifically, comes from the concept of mark-to-market ("MTM") accounting. MTM accounting requires financial companies to determine the fair value of the loans they hold on a daily basis. Fair value determination in periods of market dislocations (like the fiscal year ended March 31, 2008) forces companies to record asset values well below their true worth in THB's view. As such, banks became hesitant to make loans since the value of these loans immediately dropped (due to the lack of liquidity in the credit markets) resulting in a write-down of their capital.

Q. How did portfolio composition affect Fund performance?

A. Stock selection in the industrials, financials and consumer staples sectors contributed positively to the Fund's performance relative to the Index, while stock selection in energy, materials and consumer discretionary detracted from Fund performance.

Individual stocks that contributed to the Fund's absolute performance included industrials sector holding Olympic Steel, energy stock Cabot Oil & Gas and industrials company Bucyrus International. Steel producer Olympic Steel benefited from strong steel prices while oil exploration and production company Cabot Oil & Gas produced strong performance due to the strong rise in oil and natural gas prices. Bucyrus International, a mining equipment designer and manufacturer also performed well.

Inverness Medical Innovations, a health care sector company; RF Micro Devices, an information technology holding; and Haynes International, in the materials sector, were among the most significant detractors to the Fund's performance during the period. Inverness Medical Innovations, a consumer and professional medical diagnostic product developer, was hurt when the company reported lower than expected earnings. Radio frequency (RF) component and system solutions provider RF Micro Devices' stock price declined as did Haynes International's, a developer of high performance nickel- and cobalt-based alloys.

Q. What is the investment outlook for the small-cap value market?

A. Independent of sector, market or industry conditions, Barrow Hanley will continue to pursue its objective of identifying small companies whose underlying business value Barrow Hanley believes is significantly greater than the market price of the company's stock. In aggregate, the stocks that Barrow Hanley holds in its portion of the Fund's portfolio will possess the following value characteristics: below average price/sales, below average price/earnings, above average free cash flow yield and above average internal growth and return on capital.

THB points out that there is tremendous bearish sentiment in the market, which could set the stage for a prolonged rally. There are several market fundamentals in place to make a compelling case that the market should perform better going forward including: attractive stock valuations, accommodative Fed policy and the fact that the declining value of the dollar has made the U.S. a low cost producer of goods and services for the rest of the world.

As such, in market environments like the period under review, the stock price of high quality companies can uncouple from underlying fundamentals. This can provide excellent opportunities to invest in companies at very attractive valuations. THB remains committed to its bottom-up, qualitative approach to investing and continues to seek high quality companies with positive business momentum at compelling values.

Top Ten Holdings as of March 31, 2008	
Clarcor	0.9%
CIRCOR International	0.9%
Greenbrier	0.9%
Anixter International	0.9%
Intermec	0.9%
PetroHawk Energy	0.9%
MB Financial	0.8%
Chiquita Brands International	0.8%
Provident New York Bancorp	0.8%
Core-Mark Holding	0.8%
As a % of Total Fund Investments	8.6%

[1] Analytic Investors, LLC was retained as a sub-advisor by Old Mutual Capital, Inc. to provide nondiscretionary investment management services to Barrow, Hanley, Mewhinney & Strauss, Inc. Analytic Investors, LLC does not directly manage any of the Fund's assets and therefore does not contribute to the Fund's management overview.

OLD MUTUAL DISCOVER VALUE FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2008

	Inception Date	Cumulative Inception to Date
Institutional Class	11/19/07	(5.80)%
Russell 2000® Value Index	11/19/07	(7.84)%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Institutional Class shares (as reported in the November 19, 2007 prospectus) are 1.37% and 1.17%, respectively. Expenses for Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund on November 19, 2007 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2008 — % of Total Fund Investments



Description	Shares	Value (000)
Common Stock — 98.1%		
Advanced Materials/Products — 0.8%		
Hexcel*	13,450	$ 257
Total Advanced Materials/Products		257
Advertising Services — 0.6%		
inVentiv Health*	7,000	202
Total Advertising Services		202
Aerospace/Defense — 0.5%		
Cubic	6,110	174
Total Aerospace/Defense		174
Aerospace/Defense-Equipment — 0.7%		
B/E Aerospace*	6,700	234
Total Aerospace/Defense-Equipment		234
Agricultural Chemicals — 0.6%		
Terra Industries*	5,550	197
Total Agricultural Chemicals		197
Airlines — 1.1%		
Airtran Holdings*	4,710	31
Alaska Air Group*	6,815	134
Pinnacle Airlines*	3,860	34
Skywest	8,550	181
Total Airlines		380
Auto/Truck Parts & Equipment-Original — 1.6%		
ArvinMeritor	6,210	78
Hayes Lemmerz International*	12,520	35
Noble International	3,105	19
Superior Industries International	12,450	258
Tenneco*	5,245	147
Total Auto/Truck Parts & Equipment-Original		537
Auto/Truck Parts & Equipment-Replacement — 0.0%		
Aftermarket Technology*	800	16
Total Auto/Truck Parts & Equipment-Replacement		16
Batteries/Battery Systems — 0.6%		
EnerSys*	8,900	213
Total Batteries/Battery Systems		213
Building & Construction Products-Miscellaneous — 0.5%		
Armstrong World Industries*	3,100	111
NCI Building Systems*	2,035	49
Total Building & Construction-Miscellaneous		160
Building Products-Air/Heating — 0.7%		
AAON	11,950	239
Total Building Products-Air/Heating		239

Description	Shares	Value (000)
Building Products-Cement/Aggregate — 1.0%		
Eagle Materials	4,300	$ 153
Texas Industries	3,300	198
Total Building Products-Cement/Aggregate		351
Building Products-Doors & Windows — 0.1%		
Apogee Enterprises	3,110	48
Total Building Products-Doors & Windows		48
Building Products - Wood — 0.2%		
Universal Forest Products	1,770	57
Total Building Products - Wood		57
Building-Heavy Construction — 0.2%		
Perini*	1,710	62
Total Building-Heavy Construction		62
Building-Mobile Home/Manufactured Housing — 0.2%		
Skyline	2,005	56
Total Building-Mobile Home/Manufactured Housing		56
Capacitors — 0.1%		
Kemet*	10,915	44
Total Capacitors		44
Cellular Telecommunications — 0.1%		
Centennial Communications	3,500	21
Total Cellular Telecommunications		21
Chemicals-Diversified — 0.4%		
Innospec	6,740	143
Total Chemicals-Diversified		143
Chemicals-Plastics — 0.3%		
A. Schulman	3,500	72
Spartech	3,140	27
Total Chemicals-Plastics		99
Chemicals-Specialty — 1.5%		
Ferro	16,380	243
Stepan	6,460	247
Total Chemicals-Specialty		490
Commercial Banks-Central US — 1.7%		
First Busey	9,650	204
Heartland Financial USA	4,100	87
MB Financial	9,000	277
Total Commercial Banks-Central US		568
Commercial Banks-Eastern US — 0.7%		
Independent Bank	4,700	139
National Penn Bancshares	5,552	101
Total Commercial Banks-Eastern US		240

SCHEDULE OF INVESTMENTS

As of March 31, 2008

Description	Shares	Value (000)
Commercial Banks-Western US — 2.1%		
AmericanWest Bancorp	5,450	$ 48
Centennial Bank Holdings*	36,000	226
Glacier Bancorp	7,000	134
Imperial Capital Bancorp	4,950	107
Silver State Bancorp*	6,450	56
Sterling Financial	7,900	123
Total Commercial Banks-Western US		694
Commercial Services — 0.6%		
Live Nation*	3,855	47
Steiner Leisure*	4,900	162
Total Commercial Services		209
Commercial Services-Finance — 1.0%		
Deluxe	7,790	150
Dollar Financial*	800	18
Wright Express*	5,500	169
Total Commercial Services-Finance		337
Computer Aided Design — 0.4%		
Parametric Technology*	9,150	146
Total Computer Aided Design		146
Computer Services — 0.1%		
Ciber*	9,010	44
Total Computer Services		44
Computers-Memory Devices — 0.8%		
Imation	4,900	111
Xyratex*	9,100	163
Total Computers-Memory Devices		274
Consulting Services — 1.5%		
FTI Consulting*	2,600	185
Huron Consulting Group*	2,500	104
Watson Wyatt Worldwide, Cl A	3,900	221
Total Consulting Services		510
Consumer Products-Miscellaneous — 1.4%		
American Greetings, Cl A	12,880	239
Helen of Troy*	3,500	59
Russ Berrie*	11,290	159
Total Consumer Products-Miscellaneous		457
Dental Supplies & Equipment — 0.5%		
Sirona Dental Systems*	5,700	154
Total Dental Supplies & Equipment		154
Diagnostic Kits — 0.5%		
Inverness Medical Innovations*	5,850	176
Total Diagnostic Kits		176

Description	Shares	Value (000)
Distribution/Wholesale — 3.6%		
Brightpoint*	23,720	$ 198
Core-Mark Holding*	9,145	263
Owens & Minor	2,850	112
Scansource*	6,890	249
United Stationers	4,705	224
Watsco	3,300	137
Total Distribution/Wholesale		1,183
Diversified Manufacturing Operations — 2.0%		
Acuity Brands	5,640	242
AO Smith	3,300	108
EnPro Industries*	1,340	42
Federal Signal	10,455	146
Griffon*	8,185	70
Tredegar	3,860	70
Total Diversified Manufacturing Operations		678
Diversified Operations — 0.1%		
Resource America, Cl A	2,650	25
Total Diversified Operations		25
Diversified Operations/Commercial Services — 0.1%		
Volt Information Sciences*	2,350	40
Total Diversified Operations/Commercial Services		40
Electric Products-Miscellaneous — 0.3%		
GrafTech International*	5,460	89
Total Electric Products-Miscellaneous		89
Electric-Integrated — 0.7%		
Otter Tail	6,400	226
Total Electric-Integrated		226
Electronic Components-Miscellaneous — 1.0%		
Benchmark Electronics*	13,485	242
Stoneridge*	4,330	58
Total Electronic Components-Miscellaneous		300
Electronic Components-Semiconductors — 1.9%		
Amkor Technology*	17,495	187
DSP Group*	13,230	168
Microsemi	9,100	207
Omnivision Technologies*	4,330	73
Total Electronic Components-Semiconductors		635
E-Marketing/Information — 0.3%		
Valueclick*	6,600	114
Total E-Marketing/Information		114

Description	Shares	Value (000)
Engineering/R&D Services — 0.7%		
EMCOR Group*	9,615	$ 214
Michael Baker*	1,450	33
Total Engineering/R&D Services		247
Engines-Internal Combustion — 0.1%		
Briggs & Stratton	2,730	49
Total Engines-Internal Combustion		49
Enterprise Software/Services — 1.6%		
Informatica*	10,100	172
JDA Software Group*	7,000	128
SYNNEX*	10,550	224
Total Enterprise Software/Services		524
Environmental Consulting & Engineering — 0.8%		
Tetra Tech*	13,200	258
Total Environmental Consulting & Engineering		258
E-Services/Consulting — 0.3%		
GSI Commerce*	8,600	113
Total E-Services/Consulting		113
Filtration/Separation Products — 0.9%		
Clarcor	8,800	313
Total Filtration/Separation Products		313
Finance-Investment Banker/Broker — 0.5%		
KBW*	3,000	66
Knight Capital Group, Cl A*	3,105	50
Stifel Financial*	800	36
Total Finance-Investment Banker/Broker		152
Food-Miscellaneous/Diversified — 1.7%		
Chiquita Brands International*	11,670	270
Seaboard	150	235
Smart Balance*	8,600	68
Total Food-Miscellaneous/Diversified		573
Food-Retail — 0.8%		
Great Atlantic & Pacific Tea*	8,050	211
Winn-Dixie Stores*	2,700	48
Total Food-Retail		259
Food-Wholesale/Distribution — 2.0%		
Fresh Del Monte Produce*	6,585	240
Nash Finch	6,540	222
Performance Food Group*	6,845	224
Total Food-Wholesale/Distribution		686

Description	Shares	Value (000)
Footwear & Related Apparel — 0.5%		
Skechers U.S.A., Cl A*	6,600	$ 133
Steven Madden*	2,900	50
Total Footwear & Related Apparel		183
Gas-Distribution — 0.4%		
South Jersey Industries	3,500	123
Total Gas-Distribution		123
Golf — 0.7%		
Callaway Golf	15,145	222
Total Golf		222
Hazardous Waste Disposal — 0.5%		
EnergySolutions*	6,900	158
Total Hazardous Waste Disposal		158
Home Furnishings — 0.5%		
Ethan Allen Interiors	1,390	40
Furniture Brands International	7,810	91
Kimball International, Cl B	4,705	50
Total Home Furnishings		181
Hotels & Motels — 0.0%		
Gaylord Entertainment*	400	12
Total Hotels & Motels		12
Housewares — 0.2%		
Libbey	3,855	65
Total Housewares		65
Human Resources — 2.8%		
CDI	5,830	146
Cross Country Healthcare*	12,040	149
Kelly Services, Cl A	12,060	248
Kforce*	8,560	76
MPS Group*	20,225	239
Spherion*	6,600	40
TrueBlue*	3,900	52
Total Human Resources		950
Industrial Automation/Robot — 1.0%		
Gerber Scientific*	5,840	52
Intermec*	13,400	297
Total Industrial Automation/Robot		349
Internet Application Software — 0.4%		
Interwoven*	12,500	134
Total Internet Application Software		134

SCHEDULE OF INVESTMENTS

As of March 31, 2008

Description	Shares	Value (000)
Internet Connective Services — 0.2%		
Internap Network Services*	15,100	$ 75
Total Internet Connective Services		75
Intimate Apparel — 0.3%		
Warnaco Group*	2,200	87
Total Intimate Apparel		87
Life/Health Insurance — 0.5%		
American Equity Investment Life Holding	16,900	157
Total Life/Health Insurance		157
Machinery-Construction & Mining — 0.3%		
Bucyrus International, Cl A	900	91
Total Machinery-Construction & Mining		91
Machinery-Electrical — 1.2%		
Baldor Electric	6,550	183
Franklin Electric	6,800	232
Total Machinery-Electrical		415
Machinery-General Industry — 0.4%		
Altra Holdings*	10,400	140
Total Machinery-General Industry		140
Machinery-Material Handling — 0.3%		
Columbus McKinnon*	1,420	44
NACCO Industries, Cl A	750	61
Total Machinery-Material Handling		105
Machinery-Pumps — 0.2%		
Tecumseh Products, Cl A*	1,950	60
Total Machinery-Pumps		60
Medical Products — 1.7%		
Invacare	9,220	205
PSS World Medical*	14,350	239
Vital Signs	2,800	142
Total Medical Products		586
Medical Sterilization Product — 0.2%		
STERIS	2,200	59
Total Medical Sterilization Product		59
Medical-Biomedical/Genetic — 0.7%		
Integra LifeSciences Holdings*	5,600	243
Total Medical-Biomedical/Genetic		243
Medical-Drugs — 0.0%		
KV Pharmaceutical, Cl A*	500	12
Total Medical-Drugs		12

Description	Shares	Value (000)
Medical-Nursing Homes — 0.4%		
Assisted Living Concepts, Cl A*	14,400	$ 85
Kindred Healthcare*	1,950	43
Total Medical-Nursing Homes		128
Metal Processors & Fabricators — 3.6%		
CIRCOR International	6,700	310
Haynes International*	4,500	247
Ladish*	5,300	191
Mueller Industries	8,160	235
Worthington Industries	13,230	223
Total Metal Processors & Fabricators		1,206
Metal Products-Distribution — 0.7%		
AM Castle	8,500	230
Total Metal Products-Distribution		230
Multimedia — 0.1%		
Media General, Cl A	2,350	33
Total Multimedia		33
Networking Products — 1.6%		
Anixter International*	4,800	307
Black Box	7,630	235
Total Networking Products		542
Non-Ferrous Metals — 0.0%		
USEC*	360	1
Total Non-Ferrous Metals		1
Office Automation & Equipment — 0.4%		
IKON Office Solutions	19,850	151
Total Office Automation & Equipment		151
Office Supplies & Forms — 0.1%		
Standard Register	6,230	49
Total Office Supplies & Forms		49
Oil & Gas Drilling — 0.7%		
Atlas America	3,650	221
Total Oil & Gas Drilling		221
Oil Companies-Exploration & Production — 3.0%		
Cabot Oil & Gas	4,200	214
Forest Oil*	2,750	135
Goodrich Petroleum*	5,200	156
PetroHawk Energy*	14,400	290
Stone Energy*	4,330	227
Total Oil Companies-Exploration & Production		1,022

Description	Shares	Value (000)
Oil Companies-Integrated — 0.4%		
Delek US Holdings	11,000	$ 139
Total Oil Companies-Integrated		139
Oil-Field Services — 4.1%		
Cal Dive International*	10,900	113
Hercules Offshore*	3,500	88
Matrix Service*	13,470	231
North American Energy Partners*	14,700	225
Oceaneering International*	3,800	239
Superior Energy Services*	6,500	258
Willbros Group*	7,000	214
Total Oil-Field Services		1,368
Paper & Related Products — 1.0%		
Buckeye Technologies*	805	9
Neenah Paper	780	20
Rock-Tenn, Cl A	5,485	164
Schweitzer-Mauduit International	4,360	101
Wausau Paper	6,210	51
Total Paper & Related Products		345
Poultry — 1.3%		
Pilgrim's Pride	9,280	188
Sanderson Farms	6,300	239
Total Poultry		427
Printing-Commercial — 0.4%		
Bowne	9,700	148
Total Printing-Commercial		148
Private Corrections — 0.6%		
Geo Group*	7,200	205
Total Private Corrections		205
Property/Casualty Insurance — 0.7%		
Infinity Property & Casualty	5,460	227
Total Property/Casualty Insurance		227
Publishing-Books — 1.0%		
Courier	4,750	119
Scholastic*	6,900	209
Total Publishing-Books		328
Radio — 0.0%		
Entercom Communications, Cl A	1,600	16
Total Radio		16
Recreational Vehicles — 0.7%		
Polaris Industries	5,900	242
Total Recreational Vehicles		242

Description	Shares	Value (000)
Rental Auto/Equipment — 0.7%		
Rent-A-Center*	13,770	$ 253
Total Rental Auto/Equipment		253
Retail-Apparel/Shoe — 1.8%		
Aeropostale*	4,700	127
AnnTaylor Stores*	7,300	177
Brown Shoe	2,730	41
Charlotte Russe Holding*	2,410	42
Charming Shoppes*	385	2
Christopher & Banks	3,860	39
Collective Brands*	3,200	39
JOS A Bank Clothiers*	2,260	46
Pacific Sunwear Of California*	1,560	20
Stage Stores	4,330	70
Total Retail-Apparel/Shoe		603
Retail-Appliances — 0.1%		
hhgregg*	3,855	43
Total Retail-Appliances		43
Retail-Arts & Crafts — 0.0%		
AC Moore Arts & Crafts*	385	3
Total Retail-Arts & Crafts		3
Retail-Auto Parts — 0.1%		
PEP Boys-Manny Moe & Jack	3,480	35
Total Retail-Auto Parts		35
Retail-Automobile — 1.0%		
Asbury Automotive Group	2,730	38
Group 1 Automotive	1,600	38
Sonic Automotive, Cl A	12,350	254
Total Retail-Automobile		330
Retail-Bookstore — 0.0%		
Borders Group	400	2
Total Retail-Bookstore		2
Retail-Computer Equipment — 0.9%		
Insight Enterprises*	13,000	227
PC Connection*	9,310	74
Systemax	380	5
Total Retail-Computer Equipment		306
Retail-Convenience Store — 0.1%		
Pantry*	1,600	34
Total Retail-Convenience Store		34
Retail-Discount — 0.3%		
99 Cents Only Stores*	5,080	50
Fred's, Cl A	5,800	59
Total Retail-Discount		109

SCHEDULE OF INVESTMENTS
AS OF MARCH 31, 2008

Description	Shares	Value (000)
Retail-Drug Store — 0.7%		
Longs Drug Stores	5,430	$ 231
Total Retail-Drug Store		231
Retail-Gardening Products — 0.4%		
Tractor Supply*	3,700	146
Total Retail-Gardening Products		146
Retail-Hair Salons — 0.7%		
Regis	8,665	238
Total Retail-Hair Salons		238
Retail-Home Furnishings — 0.0%		
Haverty Furniture Cos	390	4
Total Retail-Home Furnishings		4
Retail-Jewelry — 0.6%		
Movado Group	6,550	128
Zale*	3,070	61
Total Retail-Jewelry		189
Retail-Leisure Products — 0.1%		
West Marine*	5,080	35
Total Retail-Leisure Products		35
Retail-Petroleum Products — 0.7%		
World Fuel Services	8,550	240
Total Retail-Petroleum Products		240
Retail-Restaurants — 0.8%		
Landry's Restaurants	2,730	44
O'Charleys	4,705	54
Panera Bread, Cl A*	2,400	101
PF Chang's China Bistro*	2,900	82
Total Retail-Restaurants		281
Retail-Sporting Goods — 0.0%		
Big 5 Sporting Goods	350	3
Total Retail-Sporting Goods		3
Retirement/Aged Care — 0.4%		
Emeritus*	6,600	138
Total Retirement/Aged Care		138
Rubber/Plastic Products — 0.2%		
Myers Industries	4,330	57
Total Rubber/Plastic Products		57
Rubber-Tires — 0.1%		
Cooper Tire & Rubber	2,355	35
Total Rubber-Tires		35

Description	Shares	Value (000)
S&L/Thrifts-Central US — 0.2%		
Franklin Bank*	24,500	$ 74
Total S&L/Thrifts-Central US		74
S&L/Thrifts-Eastern US — 2.9%		
Brookline Bancorp	7,950	91
Clifton Savings Bancorp	8,550	86
Dime Community Bancshares	13,000	227
Flushing Financial	9,350	164
NewAlliance Bancshares	11,250	138
Provident New York Bancorp	19,750	267
Total S&L/Thrifts-Eastern US		973
S&L/Thrifts-Southern US — 0.1%		
BankUnited Financial, Cl A	9,450	47
Total S&L/Thrifts-Southern US		47
S&L/Thrifts-Western US — 0.5%		
PFF Bancorp	9,150	76
Provident Financial Holdings I	5,550	89
Total S&L/Thrifts-Western US		165
Semiconductor Components-Integrated Circuits — 1.0%		
Cirrus Logic*	30,600	206
Cypress Semiconductor*	5,300	125
Total Semiconductor Components-Integrated Circuits		331
Steel-Producers — 0.9%		
Olympic Steel	3,930	177
Schnitzer Steel Industries, Cl A	1,820	129
Total Steel-Producers		306
Steel-Specialty — 0.3%		
Universal Stainless & Alloy*	3,600	107
Total Steel-Specialty		107
Telecommunications Equipment — 0.5%		
Comtech Telecommunications*	4,500	176
Total Telecommunications Equipment		176
Transport-Equipment & Leasing — 1.0%		
Amerco*	690	39
Greenbrier	11,600	308
Total Transport-Equipment & Leasing		347
Transport-Services — 0.1%		
Pacer International	2,820	46
Total Transport-Services		46

Description	Shares	Value (000)
Transport-Truck — 1.3%		
Arkansas Best	4,120	$ 131
Forward Air	4,550	161
Landstar System	2,900	151
Total Transport-Truck		443
Vitamins & Nutrition Products — 0.3%		
NBTY*	2,900	87
Total Vitamins & Nutrition Products		87
Water — 0.5%		
Consolidated Water	6,950	153
Total Water		153
Web Portals/ISP — 1.9%		
Earthlink*	29,130	220
Trizetto Group*	11,900	199
United Online	21,400	226
Total Web Portals/ISP		645
Wire & Cable Products — 0.6%		
Superior Essex*	6,855	193
Total Wire & Cable Products		193
Wireless Equipment — 0.0%		
RF Micro Devices*	400	1
Total Wireless Equipment		1
Total Common Stock (Cost $34,169)		**33,097**
Money Market Fund — 3.1%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	1,057,679	1,058
Total Money Market Fund (Cost $1,058)		**1,058**
Total Investments — 101.2% (Cost $35,227)		**34,155**
Other Assets and Liabilities, Net — (1.2%)		**(401)**
Total Net Assets — 100.0%		**$ 33,754**

For descriptions of abbreviations and footnotes, please refer to page 158.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL FOCUSED FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Liberty Ridge Capital, Inc.

Performance Highlights

• For the one-year period ended March 31, 2008, the Old Mutual Focused Fund outperformed its benchmark. The Fund's Class Z shares posted a (3.21)% loss versus a (5.08)% loss for the S&P 500 Index.

• From a sector perspective, financials, industrials and materials contributed positively to the Fund's performance during the period, while information technology, energy and consumer staples detracted from the Fund's gains.

• Stocks such as Sterlite Industries ADR, General Electric and Berkshire Hathaway (no longer a Fund holding) contributed positively to performance.

• Among the stocks that detracted most from performance were Maxim Integrated Products, American International Group and Comcast.

Q. **How did the Fund perform relative to its benchmarks?**

A. For the one-year period ended March 31, 2008, the Old Mutual Focused Fund's (the "Fund") Class Z shares posted a (3.21)% loss, outperforming its benchmark, the S&P 500 Index, which posted a (5.08)% loss. Performance for all share classes can be found on page 52.

Q. **What investment environment did the Fund face during the past year?**

A. Several themes emerged during the period, but two seemed to dominate market sentiment. First, the continued strength of gross domestic product growth in emerging market countries led to continued strong interest from market participants. Market segments associated with emerging-market strength (basic materials, infrastructure development and firms with high levels of non-U.S. sales and earnings) saw steadfast interest throughout the period, leading to outperformance of momentum-oriented strategies. Second, the housing market downturn and dislocation in the mortgage market caused a sharp increase in volatility in the latter half of 2007 and into 2008. Recognition of trouble in the mortgage market was followed by a general decreased willingness for market participants to adequately price a wide range of previously liquid financial instruments (for example, commercial paper and asset-backed securities), leading to a credit crunch that severely disrupted all markets. A series of interventions by the Federal Reserve Board starting in mid-September, while not completely stabilizing credit markets, helped calm nerves temporarily. But as the period came to an end, credit, housing and liquidity once again took center stage as a number of large financial institutions saw dramatic write-downs in the value of their portfolio assets, and market confidence in even the largest and most diversified financial institutions was severely shaken. By the end of the period, market participants seemed to believe that the credit and housing turmoil of 2007 would lead to an overall economic slowdown in 2008. Overall, growth stock indexes dramatically outperformed value-oriented indexes, while mid- and large-cap stocks outperformed their small-cap peers.

Q. **Which market factors influenced the Fund's relative performance?**

A. Though stock-specific factors, rather than macroeconomic themes, generally account for the Fund's relative results, a few more generalized factors drove some performance divergence during the year. Stock price momentum was an overwhelming driver of performance. Although Liberty Ridge Capital, Inc. ("Liberty Ridge") analyzes near-term dynamics as part of the firm's investment process, the Fund was somewhat underexposed to segments that were most rewarded by momentum this year, specifically companies with highly cyclical earnings streams coupled with emerging markets exposure. Conversely, the Fund largely avoided exposure to companies directly exposed to the faltering housing and credit markets.

Q. **How did portfolio composition affect Fund performance?**

A. From a sector perspective, stock selection in financials and industrials contributed positively to the Fund's performance during the period as did an overweight in the materials sector. On the other side of the equation, stock selection in information technology, and underweights in energy and consumer staples detracted from the Fund's gains. Within the industrials sector, stocks such as Sterlite Industries ADR and General Electric contributed positively to performance. Sterlite Industries ADR, an Indian mining company, was undervalued relative to its peers with direct Indian infrastructure development exposure at its initial public offering. Conglomerate General Electric benefited from solid operational performance, continued share buybacks and divestitures of lower growth segments. In the financials sector, Berkshire Hathaway (no longer a Fund holding), an insurance-based conglomerate, produced robust performance due to its strong balance sheet, the firm's avoidance of mortgage- and other credit-related exposure, and solid operational and investment performance. Among the stocks that detracted most from performance were analog semiconductor manufacturer Maxim Integrated Products, insurance company American International Group and cable provider Comcast. Maxim Integrated Products, an information technology holding, suffered due to delays in filing financial statements and a general slowdown in semiconductor demand. Financials holding American International Group's investment portfolio and one operational unit were affected negatively by write-downs due to mortgage and credit market turmoil. Comcast, a consumer discretionary stock, was hurt by a focus among investors on weak near-term subscriber growth and a lack of positive catalysts.

Q. What is the investment outlook?

A. Liberty Ridge notes that the markets seem to be quickly returning to industries and sectors that have posted the worst operating results and are given the most tenuous outlooks, trying to price-in the eventual recovery of highly levered financial institutions, homebuilders, auto manufacturers and other businesses exposed to the current credit crunch and consumer slowdown. The sub-advisor believes the next six to twelve months will be a re-evaluation period for many of the most levered equities resulting in a further downturn that is reflective of diminished growth prospects and increased risk. Liberty Ridge does not, however, believe the economy will turn sharply toward the negative, as many headlines trumpet. As investors regain faith in the overall trajectory of the U.S. and world economies, Liberty Ridge expects they will rotate back to long-ignored equities with solid cash balances, reasonable debt levels and solid growth prospects. The sub-advisor expects volatility to remain elevated over the next two months as companies announce first-quarter 2008 results and work to temper expectations for the remainder of 2008. If the market reacts poorly to earnings outlooks, Liberty Ridge expects to continue moving the Fund's portfolio into growth names that Liberty Ridge believes have strong prospects for growth but are temporarily depressed. In uncertain times, opportunity may exist to build positions in high quality business franchises at prices that help to offset risk, in the sub-advisor's view. Liberty Ridge continues to focus on finding companies it believes will perform well regardless of short-term macroeconomic preoccupations and believes a long-term outlook rewards investors over time.

Top Ten Holdings
as of March 31, 2008

Maxim Integrated Products	13.7%
General Electric	10.2%
Microsoft	6.2%
E.I. du Pont de Nemours	4.8%
El Paso	4.6%
Kraft Foods, Cl A	4.3%
American International Group	4.2%
Allstate	4.1%
Waste Management	3.9%
Comcast, Special Cl A	3.7%
As a % of Total Fund Investments	59.7%

OLD MUTUAL FOCUSED FUND — concluded

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2008

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	02/12/99	(3.21)%	7.21%	13.81%	n/a	10.34%
Class A with load	09/30/03	(9.02)%	4.83%	n/a	n/a	8.52%
Class A without load	09/30/03	(3.46)%	6.92%	n/a	n/a	9.96%
Class C with load	09/30/03	(5.07)%	6.14%	n/a	n/a	9.15%
Class C without load	09/30/03	(4.15)%	6.14%	n/a	n/a	9.15%
Institutional Class	12/20/06[1]	(3.12)%	n/a	n/a	n/a	(4.72)%
S&P 500 Index	02/12/99	(5.08)%	5.85%	11.32%	3.50%	2.24%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.44% and 1.15%; 1.73% and 1.40%; 5.22% and 2.15%; and 0.85% and 0.80%, respectively. Expenses for Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of February 12, 1999 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2008 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2008

Description	Shares	Value (000)
Common Stock — 98.1%		
Applications Software — 6.3%		
Microsoft	94,990	$ 2,696
Total Applications Software		2,696
Brewery — 2.1%		
Anheuser-Busch	19,220	912
Total Brewery		912
Cable TV — 3.8%		
Comcast, Special Cl A*	85,435	1,621
Total Cable TV		1,621
Chemicals-Diversified — 4.8%		
E.I. du Pont de Nemours	44,160	2,065
Total Chemicals-Diversified		2,065
Commercial Services-Finance — 0.3%		
Visa, Cl A*	2,217	138
Total Commercial Services-Finance		138
Computers — 2.0%		
Dell*	42,880	854
Total Computers		854
Computers-Memory Devices — 3.7%		
EMC*	111,530	1,599
Total Computers-Memory Devices		1,599
Diversified Manufacturing Operations — 13.1%		
3M	15,523	1,229
General Electric	119,620	4,427
Total Diversified Manufacturing Operations		5,656
Finance-Investment Banker/Broker — 5.3%		
Goldman Sachs Group	5,624	930
Morgan Stanley	29,680	1,356
Total Finance-Investment Banker/Broker		2,286
Food-Miscellaneous/Diversified — 4.3%		
Kraft Foods, Cl A	60,250	1,868
Total Food-Miscellaneous/Diversified		1,868
Internet Security — 1.9%		
Symantec*	49,851	829
Total Internet Security		829
Medical Instruments — 2.0%		
Medtronic	17,956	869
Total Medical Instruments		869

Description	Shares	Value (000)
Medical-Drugs — 8.8%		
Pfizer	74,530	$ 1,560
Schering-Plough	85,130	1,227
Wyeth	23,810	994
Total Medical-Drugs		3,781
Metal Processors & Fabricators — 0.9%		
Sterlite Industries ADR*	21,530	384
Total Metal Processors & Fabricators		384
Metal-Aluminum — 1.8%		
Alcoa	21,440	773
Total Metal-Aluminum		773
Multi-Line Insurance — 8.4%		
Allstate	36,620	1,760
American International Group	42,012	1,817
Total Multi-Line Insurance		3,577
Networking Products — 3.1%		
Cisco Systems*	55,790	1,344
Total Networking Products		1,344
Non-Hazardous Waste Disposal — 4.0%		
Waste Management	50,890	1,708
Total Non-Hazardous Waste Disposal		1,708
Pipelines — 4.6%		
El Paso	118,950	1,979
Total Pipelines		1,979
Retail-Drug Store — 3.0%		
Walgreen	34,373	1,309
Total Retail-Drug Store		1,309
Semiconductor Components-Integrated Circuits — 13.9%		
Maxim Integrated Products	291,550	5,945
Total Semiconductor Components-Integrated Circuits		5,945
Total Common Stock (Cost $43,817)		42,193
Money Market Fund — 2.8%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	1,202,912	1,203
Total Money Market Fund (Cost $1,203)		1,203
Total Investments — 100.9% (Cost $45,020)		43,396
Other Assets and Liabilities, Net — (0.9)%		(371)
Total Net Assets — 100.0%		$ 43,025

For descriptions of abbreviations and footnotes, please refer to page 158.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Munder Capital Management and Turner Investment Partners, LLC

Performance Highlights

- *For the one-year period ended March 31, 2008, Class Z shares of the Old Mutual Growth Fund were up 4.26%, significantly outperforming its benchmarks, the Russell Midcap® Growth Index and the S&P MidCap 400 Index, which were down (4.55)% and (6.97)%, respectively.*

- *Stock selection in the consumer discretionary, materials and energy sectors contributed positively to the Fund's performance relative to the Russell Midcap® Growth Index during the period, while stock selection in information technology and overweights in telecommunications services and utilities detracted from relative performance during the period.*

- *Individual stocks that contributed to the Fund's advances during the period included digital marketing company aQuantive (no longer a Fund holding), engineering firm National Oilwell Varco and electronics retailer GameStop.*

- *Electronic payment technology provider VeriFone Holdings, digital media distribution and storage solutions provider Akamai Technologies and wireless communications provider NII Holdings detracted from the Fund's returns during the fiscal year.*

Q. How did the Fund perform relative to its benchmarks?

A. For the one-year period ended March 31, 2008, Class Z shares of the Old Mutual Growth Fund (the "Fund") were up 4.26%, significantly outperforming its benchmarks, the Russell Midcap® Growth Index and the S&P MidCap 400 Index, which were down (4.55)% and (6.97)%, respectively. Performance for all share classes can be found on page 56.

Q. What investment environment did the Fund face during the past year?

A. At the end of the first quarter of 2007, analysts expected second-quarter earnings growth of 6% for the S&P Mid-Cap 400 Index, down from a 7% expectation. These tempered expectations marked a new trend, one of returns that were below the double digit earnings gains experienced over the previous several years. In this slower growth environment investors became more focused on companies with solid fundamentals; companies they felt could continue to provide growth in challenging times. By the end of the third quarter of 2007 the domestic economy was beginning to show signs of a slowdown, and earnings growth continued to decelerate. Investors continued to favor companies they thought could deliver earnings, and the financials sector entered a stressful situation as credit markets tightened significantly and monetary policy began to play a big role in attempting to steer this key sector through a turbulent period.

More recently, the U.S. economy has moved into a period of considerable weakness. The dislocation of the housing and credit markets are creating a serious drag on U.S. economic growth which, in turn, creates a drag on U.S. earnings and therefore a negative scenario for equity prices. Mid-cap growth stocks outperformed their value counterparts during the period.

Q. Which market factors influenced the Fund's relative performance?

A. The market looked favorably not only on mid-cap companies, but also on companies with solid earnings growth, reasonable valuations and a history of efficient capital use as the economy began to weaken. That sentiment changed at the end of 2007, however, as investors became considerably more risk averse and failed to reward companies that managed to report solid earnings.

Q. How did portfolio composition affect Fund performance?

A. Stock selection in the consumer discretionary, materials and energy sectors contributed positively to the Fund's performance relative to the Russell Midcap® Growth Index during the period, while stock selection in information technology and overweights in telecommunications services and utilities detracted from relative performance during the period.

Individual stocks that contributed to the Fund's advances during the period included digital marketing company aQuantive (no longer a Fund holding due to its acquisition by Microsoft), engineering firm National Oilwell Varco and electronics retailer GameStop. At the same time, electronic payment technology provider VeriFone Holdings, digital media distribution and storage solutions provider Akamai Technologies and wireless communications provider NII Holdings detracted from the Fund's returns.

Within the information technology sector, aQuantive produced stellar performance during the period following its acquisition by Microsoft at a significant premium to its market multiple. National Oilwell Varco, an energy sector holding, and GameStop, a consumer discretionary stock, produced strong performance. Information technology holding VeriFone Holdings struggled due to the announcement that it would restate results for its fiscal first, second and third quarters, due to accounting errors related to in-transit inventory. Akamai Technologies, another information technology holding, was hurt due to a disappointing margin profile, lower customer additions and disappointing results. NII Holdings, a telecommunications services stock, also performed poorly.

Q. What is the investment outlook for the mid-cap growth equity market?

A. The Federal Reserve Board's ("Fed") actions during March of 2008 were a considerable positive for the health of the U.S. economy and the equity markets, in Munder Capital Management's ("Munder") view. First, Munder believes that the Fed's continued aggressive interest rate cuts may provide economic stimulus and should serve to reaccelerate earnings over time. Munder anticipates further rate cuts in 2008. Second, and more importantly, Munder notes that the Fed has increased access of the discount window to U.S. financial institutions. Credit markets need liquidity to unwind leverage in the system and there has been a lack of buyers for large quantities of credit instruments. The Fed has allowed banks and, for the first time in decades, investment banks to pledge agency and AAA-rated securities that are not on credit watch as collateral for Treasuries. This move is serving to create much-needed credit market liquidity.

These Fed actions should stimulate economic growth, help improve the credit market dislocation and help the economy over time in Munder's view. In periods of stimulative Fed policy and an improving economy, Munder notes that it has generally seen positive equity price trends over time.

Munder believes these actions are positive for the markets and for its equity portfolios. Among the risks that Munder anticipates is a possible short-term run in low quality stocks. As the economy comes out of a period of weakness, there can be short spurts of relative outperformance from low quality stocks. Munder will not chase these lower quality stocks, but will continue to focus on profitable, higher quality stocks that the firm believes may be positioned to outperform over time.

While a number of key indicators were flashing signals suggesting that the economy may slip into a recession at the end of the period, Turner Investment Partners, LLC ("Turner") believes it is still possible that a recession may not occur. If one does materialize, however, Turner expects it to be brief and shallow, especially in light of the government's professed resolve to administer a solid dose of fiscal and monetary stimulus to the economy. Turner believes that the stock market may have already largely discounted the worst and that corporate earnings, in aggregate, may rise in 2008, although the firm notes that earnings estimates are likely to be reduced in the near term.

Other reasons for the firm's optimism include healthy earnings outside of the financial services sector, strong corporate balance sheets, and unemployment claims that remain low relative to past challenging economic times. Additionally, the firm points out that growth stocks remain inexpensive when their valuations are compared to those of value stocks. Overall, Turner believes these factors should help provide a supportive backdrop for stocks for remainder of 2008.

*Top Ten Holdings
as of March 31, 2008*

BioMarin Pharmaceuticals	1.5%
GameStop, Cl A	1.4%
Express Scripts	1.3%
Blackrock	1.3%
Southwestern Energy	1.2%
Central European Distribution	1.2%
Range Resources	1.2%
L-3 Communications Holdings	1.2%
Equitable Resources	1.2%
XTO Energy	1.1%
As a % of Total Fund Investments	12.6%

Growth Fund

OLD MUTUAL GROWTH FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2008

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	12/19/85	4.26%	10.72%	12.38%	0.72%	10.81%
Class A with load	09/30/03	(1.99)%	8.29%	n/a	n/a	7.63%
Class A without load	09/30/03	4.01%	10.46%	n/a	n/a	9.06%
Class C with load	09/30/03	2.25%	9.62%	n/a	n/a	8.25%
Class C without load	09/30/03	3.25%	9.62%	n/a	n/a	8.25%
Institutional Class	12/20/06[1]	3.91%	n/a	n/a	n/a	6.05%
Russell Midcap® Growth Index	12/19/85	(4.55)%	7.77%	15.20%	5.15%	11.00%
S&P MidCap 400 Index	11/30/85[2]	(6.97)%	7.06%	15.10%	9.02%	14.00%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative indexes can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

[2] The inception date used for this index is 11/30/85 since at the time the index priced monthly.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current sub-advisors and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.33% and 1.10%; 5.41% and 1.35%; 5.91% and 2.10%; and 0.90% and 0.90%, respectively. Expenses for Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1998 to an investment made in unmanaged securities indexes on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2008 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2008

Description	Shares	Value (000)
Common Stock — 99.2%		
Advertising Sales — 0.6%		
Focus Media Holding ADR*	47,440	$ 1,668
Lamar Advertising, Cl A	32,375	1,163
Total Advertising Sales		2,831
Agricultural Chemicals — 1.5%		
Mosaic*	24,560	2,520
Syngenta ADR	82,400	4,821
Total Agricultural Chemicals		7,341
Apparel Manufacturers — 0.5%		
Gildan Activewear*	67,325	2,515
Total Apparel Manufacturers		2,515
Applications Software — 0.6%		
Salesforce.com*	48,900	2,830
Total Applications Software		2,830
Auction House/Art Dealer — 1.1%		
Ritchie Bros Auctioneers	36,450	2,993
Sotheby's	72,225	2,088
Total Auction House/Art Dealer		5,081
Auto-Medium & Heavy Duty Trucks — 0.6%		
Oshkosh Truck	85,425	3,099
Total Auto-Medium & Heavy Duty Trucks		3,099
Beverages-Wine/Spirits — 1.2%		
Central European Distribution*	101,635	5,914
Total Beverages-Wine/Spirits		5,914
Brewery — 0.6%		
Molson Coors Brewing, Cl B	51,500	2,707
Total Brewery		2,707
Building-Residential/Commercial — 0.8%		
DR Horton	99,800	1,572
Pulte Homes	154,900	2,254
Total Building-Residential/Commercial		3,826
Casino Hotels — 0.3%		
Wynn Resorts	15,620	1,572
Total Casino Hotels		1,572
Casino Services — 0.7%		
International Game Technology	77,770	3,127
Total Casino Services		3,127

Description	Shares	Value (000)
Cellular Telecommunications — 0.6%		
Millicom International Cellular*	19,980	$ 1,889
NII Holdings*	25,000	795
Total Cellular Telecommunications		2,684
Chemicals-Diversified — 1.1%		
FMC	90,375	5,015
Total Chemicals-Diversified		5,015
Coal — 1.0%		
Consol Energy	48,710	3,370
Foundation Coal Holdings	23,825	1,199
Total Coal		4,569
Commercial Banks Non-US — 0.7%		
HDFC Bank ADR	32,500	3,193
Total Commercial Banks Non-US		3,193
Commercial Services-Finance — 1.5%		
MasterCard, Cl A	15,600	3,479
Morningstar*	10,175	624
Wright Express*	111,500	3,426
Total Commercial Services-Finance		7,529
Computer Services — 1.3%		
Cognizant Technology Solutions, Cl A*	85,327	2,460
IHS, Cl A*	57,225	3,680
Total Computer Services		6,140
Computer Software — 0.9%		
Blackbaud	124,250	3,017
Omniture*	60,380	1,401
Total Computer Software		4,418
Computers-Integrated Systems — 0.6%		
Micros Systems*	80,270	2,702
Total Computers-Integrated Systems		2,702
Computers-Peripheral Equipment — 0.4%		
Logitech International*	79,675	2,027
Total Computers-Peripheral Equipment		2,027
Consulting Services — 0.4%		
FTI Consulting*	29,650	2,106
Total Consulting Services		2,106
Consumer Products-Miscellaneous — 0.3%		
Tupperware Brands	35,700	1,381
Total Consumer Products-Miscellaneous		1,381

OLD MUTUAL GROWTH FUND — continued

SCHEDULE OF INVESTMENTS

As of March 31, 2008

Description	Shares	Value (000)
Containers-Metal/Glass — 0.9%		
Owens-Illinois*	74,960	$ 4,230
Total Containers-Metal/Glass		4,230
Cosmetics & Toiletries — 1.0%		
Alberto-Culver	114,480	3,138
Chattem*	22,190	1,472
Total Cosmetics & Toiletries		4,610
Data Processing/Management — 0.5%		
Fidelity National Information Services	58,900	2,246
Total Data Processing/Management		2,246
Dental Supplies & Equipment — 0.4%		
Dentsply International	45,800	1,768
Total Dental Supplies & Equipment		1,768
Dialysis Centers — 0.4%		
DaVita*	37,050	1,770
Total Dialysis Centers		1,770
Disposable Medical Products — 0.3%		
C.R. Bard	15,630	1,507
Total Disposable Medical Products		1,507
Distribution/Wholesale — 1.0%		
LKQ*	210,825	4,737
Total Distribution/Wholesale		4,737
Diversified Manufacturing Operations — 1.0%		
Harsco	41,620	2,305
SPX	25,080	2,631
Total Diversified Manufacturing Operations		4,936
E-Commerce/Services — 0.5%		
Priceline.com*	20,070	2,426
Total E-Commerce/Services		2,426
Electric Products-Miscellaneous — 0.7%		
Ametek	73,120	3,211
Total Electric Products-Miscellaneous		3,211
Electric-Integrated — 2.6%		
Constellation Energy Group	22,060	1,947
Entergy	21,750	2,372
Northeast Utilities	174,250	4,276
NorthWestern	46,275	1,128
Wisconsin Energy	66,450	2,923
Total Electric-Integrated		12,646

Description	Shares	Value (000)
Electric-Transmission — 0.9%		
ITC Holdings	78,075	$ 4,065
Total Electric-Transmission		4,065
Electronic Components-Semiconductors — 2.5%		
Altera	127,250	2,345
Cavium Networks*	81,392	1,335
MEMC Electronic Materials*	43,410	3,078
Microchip Technology	154,665	5,062
Total Electronic Components-Semiconductors		11,820
Electronic Measuring Instruments — 0.7%		
Itron*	39,375	3,553
Total Electronic Measuring Instruments		3,553
Electronics-Military — 1.2%		
L-3 Communications Holdings	52,950	5,790
Total Electronics-Military		5,790
Energy-Alternate Sources — 0.9%		
Covanta Holding*	46,960	1,291
First Solar*	12,160	2,811
Total Energy-Alternate Sources		4,102
Engineering/R&D Services — 1.6%		
Fluor	12,650	1,786
McDermott International*	74,674	4,094
Shaw Group*	41,270	1,945
Total Engineering/R&D Services		7,825
Enterprise Software/Services — 0.5%		
Informatica*	141,680	2,417
Total Enterprise Software/Services		2,417
Entertainment Software — 0.5%		
Activision*	87,900	2,401
Total Entertainment Software		2,401
E-Services/Consulting — 0.3%		
Websense*	80,770	1,514
Total E-Services/Consulting		1,514
Fiduciary Banks — 0.7%		
Northern Trust	51,930	3,452
Total Fiduciary Banks		3,452
Finance-Investment Banker/Broker — 1.0%		
Interactive Brokers Group, Cl A*	47,220	1,212
TD Ameritrade Holding*	213,015	3,517
Total Finance-Investment Banker/Broker		4,729

Description	Shares	Value (000)
Finance-Other Services — 0.9%		
CME Group	5,250	$ 2,463
IntercontinentalExchange*	12,890	1,682
Total Finance-Other Services		4,145
Food-Baking — 0.8%		
Flowers Foods	152,800	3,782
Total Food-Baking		3,782
Funeral Services & Related Items — 0.2%		
Service Corp International	100,875	1,023
Total Funeral Services & Related Items		1,023
Gold Mining — 0.2%		
Agnico-Eagle Mines	13,250	897
Total Gold Mining		897
Hazardous Waste Disposal — 1.0%		
Stericycle*	93,270	4,803
Total Hazardous Waste Disposal		4,803
Home Furnishings-Original — 0.2%		
Tempur-Pedic International	88,650	975
Total Home Furnishings		975
Independent Power Producer — 0.5%		
NRG Energy*	27,330	1,066
Reliant Energy*	53,830	1,273
Total Independent Power Producer		2,339
Industrial Audio & Video Products — 0.2%		
Dolby Laboratories, Cl A*	20,610	747
Total Industrial Audio & Video Products		747
Industrial Gases — 2.2%		
Air Products & Chemicals	34,260	3,152
Airgas	92,100	4,188
Praxair	39,050	3,289
Total Industrial Gases		10,629
Insurance Brokers — 0.4%		
AON	48,900	1,966
Total Insurance Brokers		1,966
Internet Infrastructure Software — 0.6%		
Akamai Technologies*	108,825	3,065
Total Internet Infrastructure Software		3,065

Description	Shares	Value (000)
Internet Security — 1.6%		
McAfee*	90,920	$ 3,009
VeriSign*	88,980	2,958
Vasco Data Security International*	113,600	1,554
Total Internet Security		7,521
Investment Management/Advisory Services — 3.6%		
Affiliated Managers Group*	39,675	3,600
Blackrock	29,695	6,063
Eaton Vance	69,375	2,117
Federated Investors Inc, Cl B	34,240	1,341
T Rowe Price Group	79,660	3,983
Total Investment Management/Advisory Services		17,104
Leisure & Recreational Products — 0.8%		
WMS Industries	101,120	3,637
Total Leisure & Recreational Products		3,637
Machinery-Construction & Mining — 0.5%		
Joy Global	34,280	2,234
Total Machinery-Construction & Mining		2,234
Machinery-Farm — 0.7%		
AGCO*	57,990	3,472
Total Machinery-Farm		3,472
Machinery-Pumps — 1.0%		
Flowserve	44,440	4,639
Total Machinery-Pumps		4,639
Medical Instruments — 0.9%		
Intuitive Surgical*	10,830	3,513
Techne*	8,550	576
Total Medical Instruments		4,089
Medical Labs & Testing Services — 0.8%		
Covance*	14,400	1,195
Laboratory Corp of America Holdings*	37,950	2,796
Total Medical Labs & Testing Services		3,991
Medical Products — 1.0%		
Henry Schein*	37,430	2,148
West Pharmaceutical Services	63,475	2,807
Total Medical Products		4,955
Medical-Biomedical/Genetic — 0.8%		
Alexion Pharmaceuticals*	24,920	1,478
Charles River Laboratories*	37,910	2,234
Total Medical-Biomedical/Genetic		3,712

OLD MUTUAL GROWTH FUND — continued

SCHEDULE OF INVESTMENTS

As of March 31, 2008

Description	Shares	Value (000)
Medical-Drugs — 1.1%		
Shire ADR	26,730	$ 1,549
Allergan	63,870	3,602
Total Medical-Drugs		5,151
Metal Processors & Fabricators — 0.3%		
Precision Castparts	14,300	1,460
Total Metal Processors & Fabricators		1,460
Multi-Line Insurance — 1.0%		
Assurant	78,035	4,749
Total Multi-Line Insurance		4,749
Multimedia — 0.3%		
Factset Research Systems	25,125	1,353
Total Multimedia		1,353
Networking Products — 0.8%		
Atheros Communications*	53,810	1,121
Juniper Networks*	111,050	2,776
Total Networking Products		3,897
Office Furnishings-Original — 0.2%		
Interface, Cl A	79,175	1,112
Total Office Furnishings-Original		1,112
Oil & Gas Drilling — 1.2%		
Atlas America	49,350	2,983
Diamond Offshore Drilling	22,050	2,567
Total Oil & Gas Drilling		5,550
Oil Companies-Exploration & Production — 5.3%		
Ultra Petroleum*	23,720	1,838
Denbury Resources*	54,010	1,542
Southwestern Energy*	175,920	5,927
Questar	32,840	1,857
Quicksilver Resources*	80,450	2,939
Range Resources	92,520	5,870
XTO Energy	88,518	5,476
Total Oil Companies-Exploration & Production		25,449
Oil Field Machinery & Equipment — 1.3%		
National Oilwell Varco*	26,280	1,534
FMC Technologies*	85,075	4,840
Total Oil Field Machinery & Equipment		6,374
Oil-Field Services — 2.2%		
Core Laboratories*	29,900	3,567
Oil States International*	41,100	1,842
Weatherford International*	70,760	5,128
Total Oil-Field Services		10,537

Description	Shares	Value (000)
Pharmacy Services — 1.3%		
Express Scripts*	96,490	$ 6,206
Total Pharmacy Services		6,206
Physical Therapy/Rehabilitation Centers — 0.5%		
Psychiatric Solutions*	64,050	2,173
Total Physical Therapy/Rehabilitation Centers		2,173
Pipelines — 1.7%		
Equitable Resources	96,975	5,712
Williams	70,770	2,334
Total Pipelines		8,046
Printing-Commercial — 0.5%		
VistaPrint*	70,940	2,479
Total Printing-Commercial		2,479
Private Corrections — 0.8%		
Corrections Corp of America*	139,850	3,849
Total Private Corrections		3,849
Property/Casualty Insurance — 1.1%		
Fidelity National Financial, Cl A	134,325	2,462
ProAssurance*	54,525	2,935
Total Property/Casualty Insurance		5,397
Quarrying — 0.7%		
Compass Minerals International	59,350	3,500
Total Quarrying		3,500
Racetracks — 0.6%		
Penn National Gaming*	64,475	2,819
Total Racetracks		2,819
Real Estate Management/Services — 0.3%		
Jones Lang LaSalle	21,050	1,628
Total Real Estate Management/Services		1,628
Reinsurance — 0.7%		
Axis Capital Holdings	101,950	3,464
Total Reinsurance		3,464
REITs-Apartments — 0.6%		
Essex Property Trust	23,900	2,724
Total REITs-Apartments		2,724
REITs-Diversified — 0.1%		
iStar Financial	19,300	271
Total REITs-Diversified		271

Description	Shares	Value (000)
REITs-Mortgage — 0.8%		
Annaly Capital Management	238,450	$ 3,653
Total REITs-Mortgage		3,653
REITs-Office Property — 0.2%		
Alexandria Real Estate Equities	9,900	918
Total REITs-Office Property		918
Respiratory Products — 0.5%		
Resmed*	58,325	2,460
Total Respiratory Products		2,460
Retail-Apparel/Shoe — 2.6%		
Coach*	81,600	2,460
Guess ?	92,110	3,728
Nordstrom	80,180	2,614
Polo Ralph Lauren	25,100	1,463
Urban Outfitters*	74,870	2,347
Total Retail-Apparel/Shoe		12,612
Retail-Automobile — 0.3%		
Penske Auto Group	67,600	1,315
Total Retail-Automobile		1,315
Retail-Computer Equipment — 1.4%		
GameStop, Cl A*	133,025	6,879
Total Retail-Computer Equipment		6,879
Retail-Discount — 0.7%		
TJX	95,590	3,161
Total Retail-Discount		3,161
Retail-Jewelry — 0.5%		
Tiffany	59,300	2,481
Total Retail-Jewelry		2,481
Retail-Restaurants — 0.7%		
Chipotle Mexican Grill, Cl A*	15,860	1,799
Darden Restaurants	46,080	1,500
Total Retail-Restaurants		3,299
Retail-Sporting Goods — 0.9%		
Dick's Sporting Goods*	153,595	4,113
Total Retail-Sporting Goods		4,113
S&L/Thrifts-Eastern US — 0.6%		
Hudson City Bancorp	152,890	2,703
Total S&L/Thrifts-Eastern US		2,703

Description	Shares	Value (000)
Schools — 0.4%		
New Oriental Education & Technology Group ADR*	33,050	$ 2,144
Total Schools		2,144
Semiconductor Equipment — 0.5%		
Varian Semiconductor Equipment Associates*	92,965	2,617
Total Semiconductor Equipment		2,617
Soap & Cleaning Preparation — 0.4%		
Church & Dwight	36,150	1,961
Total Soap & Cleaning Preparation		1,961
Steel-Producers — 1.1%		
Carpenter Technology	48,900	2,737
Steel Dynamics	71,380	2,358
Total Steel-Producers		5,095
Telecommunications Equipment — 0.7%		
CommScope*	94,050	3,276
Total Telecommunications Equipment		3,276
Television — 0.2%		
Central European Media Enterprises, Cl A*	12,240	1,043
Total Television		1,043
Therapeutics — 1.8%		
BioMarin Pharmaceuticals*	197,830	6,997
United Therapeutics*	19,340	1,677
Total Therapeutics		8,674
Transactional Software — 0.2%		
VeriFone Holdings*	60,225	956
Total Transactional Software		956
Transport-Rail — 0.5%		
CSX	44,660	2,504
Total Transport-Rail		2,504
Transport-Services — 1.2%		
Expeditors International Washington	92,495	4,179
Ryder System	22,770	1,387
Total Transport-Services		5,566
Veterinary Diagnostics — 0.7%		
VCA Antech*	126,125	3,450
Total Veterinary Diagnostics		3,450

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2008

Description	Shares	Value (000)
Wire & Cable Products — 1.5%		
Belden	63,550	$ 2,245
General Cable*	87,600	5,175
Total Wire & Cable Products		7,420
Wireless Equipment — 0.9%		
American Tower, Cl A*	66,475	2,606
Crown Castle International*	50,352	1,737
Total Wireless Equipment		4,343
X-Ray Equipment — 1.0%		
Hologic*	84,242	4,684
Total X-Ray Equipment		4,684
Total Common Stock (Cost $407,934)		473,602
Investment Company — 0.1%		
Growth-Mid Cap — 0.1%		
Midcap SPDR Trust, Series 1	4,450	628
Total Growth-Mid Cap		628
Total Investment Company (Cost $654)		628
Money Market Fund — 0.7%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	3,169,911	3,170
Total Money Market Fund (Cost $3,170)		3,170
Total Investments — 100.0% (Cost $411,758)		477,400
Other Assets and Liabilities, Net — (0.0)%		(127)
Total Net Assets — 100.0%		$ 477,273

For descriptions of abbreviations and footnotes, please refer to page 158.

OLD MUTUAL HEITMAN REIT FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Heitman Real Estate Securities LLC

Q. How did the Fund perform relative to its benchmark?

A. For the one-year period ended March 31, 2008, the Old Mutual Heitman REIT Fund's (the "Fund") Class Z shares fell (18.90)%, closely mirroring its benchmark, the Dow Jones Wilshire Real Estate Securities Index, which declined (18.93)% but underperformed the (5.08)% return of the S&P 500 Index, for the same time period. Performance for all share classes can be found on page 65.

Q. What investment environment did the Fund face during the past year?

A. The year ended March 31, 2008 was difficult for real estate investment trusts ("REITs"). Factors such as a slowing U.S. economy, turmoil in the credit markets, a fallout in the single family housing market and REITs trading at a discount to their net asset values all played a role in the overall investment picture for REITs during the period. First, the U.S. economy slowed dramatically during the period and, as is typical in this environment, investors questioned how this would impact real estate cash flows. The slowing economy may continue to hurt demand for real estate, in Heitman Real Estate Securities LLC's ("Heitman") view, but the sub-advisor notes that this economic slowdown is starting at a point of what appear to be strong supply/demand fundamentals in a majority of markets. Second, turmoil in credit markets raised questions about whether capital intensive industries, such as REITs, would run into funding issues. Heitman points out that the REIT industry has an average leverage ratio of less than one-to-one compared to some financial institutions which have leverage ratios of twenty-to-one or more. Debt capital is increasingly difficult to obtain in today's market, but there are few REITs with substantial debt maturities in 2008. Third, the single family housing fallout was both positive and negative for REITs. From a positive perspective, REIT occupancies have remained high as more people are renting versus buying. From a negative perspective, however, consumer confidence levels fell as single family housing values have declined resulting in a slowdown in retail spending. Lastly, REITs have traded at a consistent discount to their net asset values over the last year. This discount was driven by declining stock prices, but questions remain regarding a potential decline in commercial real estate values. The transaction market for commercial real estate slowed to a crawl over the last two quarters of the fiscal period.

The REIT market appears that it may have begun to stabilize during the first quarter of 2008 as REITs generated a positive, though modest, return.

Q. Which market factors influenced the Fund's relative performance?

A. Turmoil in the credit markets driven by a housing slowdown significantly impacted the REIT market during the period. The housing slowdown had a significant negative influence on the economy and, as the economy has slowed, REIT sectors with the shortest lease terms (hotels, for example) performed poorly. Sectors with longer lease terms, such as health care, performed very well.

Q. How did portfolio composition affect Fund performance?

A. On a sub-sector basis, positioning in the mixed, hotel and regional retail sectors had a positive effect on total return, while the apartments, diversified and industrial REIT sectors detracted from performance.

On an individual holdings basis, the Fund's positions in Archstone-Smith Trust (no longer a Fund holding), Essex Property Trust and Nationwide Health Properties contributed positively, helping to bolster its return. Archstone-Smith Trust, an S&P 500 company, is a recognized leader in apartment investment and operations. The company's portfolio is concentrated in many of the most desirable neighborhoods such as the Washington, D.C. metropolitan area, Southern California, the San Francisco bay area, the New York metropolitan area, Seattle and Boston. During the period, Archstone-Smith Trust was taken private and the Fund sold its shares in connection with this transaction. Essex Property Trust is a REIT engaged in the ownership,

---

Performance Highlights

- *For the annual period ended March 31, 2008, the Old Mutual Heitman REIT Fund's Class Z shares fell (18.90)%, closely mirroring its benchmark, the Dow Jones Wilshire Real Estate Securities Index, which declined (18.93)% but underperformed the (5.08)% return of the S&P 500 Index, for the same time period.*

- *On an individual holdings basis, the Fund's positions in Archstone-Smith Trust (no longer a Fund holding), Essex Property Trust and Nationwide Health Properties contributed positively, helping to bolster its return.*

- *Stocks that were detrimental to the Fund's results over the one-year period were self-administered and self-managed General Growth Properties, commercial office and retail property-focused SL Green Realty and Host Hotels and Resorts, a hospitality REIT.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Heitman Real Estate Securities LLC

*Top Ten Holdings
as of March 31, 2008*

Simon Property Group	9.0%
Vornado Realty Trust	5.7%
Prologis	5.6%
Public Storage	4.8%
AvalonBay Communities	4.6%
Boston Properties	4.6%
Equity Residential	4.4%
AMB Property	4.0%
Essex Property Trust	3.8%
Host Hotels & Resorts	3.7%
As a % of Total Fund Investments	50.2%

operation, management, acquisition, development and redevelopment of apartment communities in the U.S. The company benefited from strong apartment fundamentals resulting, primarily, from healthy West-coast economies. Nationwide Health Properties invests primarily in health care-related senior housing and long-term care facilities in the U.S. The company made a significant acquisition of a medical office portfolio during the period and benefited as senior housing continued to be in favor during the period.

Stocks that were detrimental to the Fund's results over the one-year period were self-administered and self-managed General Growth Properties, commercial office and retail property-focused SL Green Realty and Host Hotels and Resorts, a hospitality REIT. General Growth Properties underperformed due to its high degree of leverage, which impacted the company during a difficult credit environment. A significant portion of SL Green Realty's portfolio is based in New York City; the company's underperformance was driven by concerns about job reductions in New York's financial sector. Although generally the hotel sector had a positive effect on total return, Host Hotels and Resorts, suffered as hotels were out of favor during the period due to concerns that a slowing economy will reduce travel demand.

Q. What is the investment outlook for the REIT market?

A. In Heitman's view, the outlook for the REIT market is mixed. Economic fundamentals are weakening, which will hurt demand for real estate. But, the sub-advisor believes that this economic slowdown is starting at a point of strong supply/demand dynamics for real estate relative to other economic slowdowns and will monitor real estate fundamentals closely over the next several quarters. The outlook for real estate and real estate security returns is unclear, according to Heitman, as there will likely be a re-pricing in the private real estate market, but REIT securities experienced a re-pricing episode during 2007 and may have already seen their pricing correction.

Average Annual Total Returns as of March 31, 2008

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z*	03/13/89	(18.90)%	9.94%	17.53%	10.30%	10.73%
Class A with load	09/30/03	(23.72)%	7.55%	n/a	n/a	12.29%
Class A without load	09/30/03	(19.05)%	9.70%	n/a	n/a	13.78%
Class C with load	09/30/03	(20.29)%	8.89%	n/a	n/a	12.94%
Class C without load	09/30/03	(19.69)%	8.89%	n/a	n/a	12.94%
Institutional Class	12/20/06 [1]	(18.85)%	n/a	n/a	n/a	12.86%
Dow Jones Wilshire Real Estate Securities Index	02/28/89 [2]	(18.93)%	11.61%	18.89%	11.10%	9.18%
S&P 500 Index	03/13/89	(5.08)%	5.85%	11.32%	3.50%	10.60%

Past performance is not a guarantee of future results. Information about these performance results and the comparative indexes can be found on pages 1-3.

* Data includes performance of a predecessor fund class whose inception date was March 13, 1989.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

[2] The inception date used for this index is 02/28/1989 since at the time the index was priced monthly.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.30% and 1.25%; 2.71% and 1.50%; 3.35% and 2.25%; and 0.98% and 0.95%, respectively. Expenses for Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1998 to an investment made in unmanaged securities indexes on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2008 — % of Total Fund Investments



OLD MUTUAL HEITMAN REIT FUND — concluded

SCHEDULE OF INVESTMENTS

As of March 31, 2008

Description	Shares	Value (000)
Common Stock — 97.7%		
Real Estate Operation/Development — 2.6%		
Brookfield Properties	137,945	$ 2,664
Total Real Estate Operation/Development		2,664
REITs-Apartments — 14.9%		
American Campus Communities	37,600	1,029
AvalonBay Communities	50,003	4,826
Camden Property Trust	22,724	1,141
Equity Residential	109,677	4,550
Essex Property Trust	34,425	3,924
Total REITs-Apartments		15,470
REITs-Diversified — 7.6%		
Digital Realty Trust	55,246	1,961
Vornado Realty Trust	68,366	5,894
Total REITs-Diversified		7,855
REITs-Health Care — 8.9%		
HCP	34,200	1,156
Health Care REIT	50,815	2,293
Nationwide Health Properties	72,706	2,454
Ventas	75,570	3,394
Total REITs-Health Care		9,297
REITs-Hotels — 5.5%		
DiamondRock Hospitality	90,757	1,150
Host Hotels & Resorts	243,547	3,877
LaSalle Hotel Properties	25,399	730
Total REITs-Hotels		5,757
REITs-Office Property — 14.7%		
Boston Properties	51,616	4,752
BioMed Realty Trust	97,168	2,321
Highwoods Properties	66,690	2,072
Kilroy Realty	48,962	2,404
SL Green Realty	45,359	3,695
Total REITs-Office Property		15,244
REITs-Regional Malls — 17.0%		
General Growth Properties	94,445	3,605
Macerich	29,300	2,059
Simon Property Group	100,203	9,310
Taubman Centers	53,102	2,767
Total REITs-Regional Malls		17,741

Description	Shares	Value (000)
REITs-Shopping Centers — 12.1%		
Acadia Realty Trust	51,633	$ 1,247
Federal Realty Investment	47,020	3,665
Kimco Realty	64,460	2,525
Kite Realty Group Trust	66,314	928
Regency Centers	56,673	3,670
Tanger Factory Outlet Centers	13,200	508
Total REITs-Shopping Centers		12,543
REITs-Storage — 4.8%		
Public Storage	55,876	4,952
Total REITs-Storage		4,952
REITs-Warehouse/Industrial — 9.6%		
Prologis	99,147	5,836
AMB Property	75,961	4,134
Total REITs-Warehouse/Industrial		9,970
Total Common Stock (Cost $84,655)		101,493
Money Market Fund — 2.3%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	2,431,765	2,432
Total Money Market Fund (Cost $2,432)		2,432
Total Investments — 100.0% (Cost $87,087)		103,925
Other Assets and Liabilities, Net — (0.0)%		(32)
Total Net Assets — 100.0%		$ 103,893

For descriptions of abbreviations and footnotes, please refer to page 158.

The accompanying notes are an integral part of the financial statements.

Old Mutual Large Cap Fund

Management Overview (Unaudited)

Sub-Advisor: Liberty Ridge Capital, Inc.

Q. How did the Fund perform relative to its benchmark?

A. For the one-year period ended March 31, 2008, the Old Mutual Large Cap Fund's (the "Fund") Class Z shares posted a (2.73)% loss, outperforming the (5.08)% loss of its benchmark, the S&P 500 Index. Performance for all share classes can be found on page 69.

Q. What investment environment did the Fund face during the past year?

A. Several themes emerged during the period, but two seemed to dominate market sentiment. First, the continued strength of gross domestic product growth in emerging market countries led to continued strong interest from market participants. Market segments associated with emerging-market strength (basic materials, infrastructure development and firms with high levels of non-U.S. sales and earnings) saw steadfast interest throughout the period, leading to outperformance of momentum-oriented strategies. Second, the housing market downturn and dislocation in the mortgage market caused a sharp increase in volatility in the latter half of 2007 and into 2008. Recognition of trouble in the mortgage market was followed by a general decreased willingness for market participants to adequately price a wide range of previously liquid financial instruments (for example, commercial paper and asset-backed securities), leading to a credit crunch that severely disrupted all markets. A series of interventions by the Federal Reserve Board starting in mid-September, while not completely stabilizing credit markets, helped calm nerves temporarily. But as the period came to an end, credit, housing and liquidity once again took center stage as a number of large financial institutions saw dramatic write-downs in the value of their portfolio assets, and market confidence in even the largest and most diversified financial institutions was severely shaken. By the end of the period, market participants seemed to believe that the credit and housing turmoil of 2007 would lead to an overall economic slowdown in 2008. Overall, growth stock indexes dramatically outperformed value-oriented indexes, while mid- and large-cap stocks outperformed their small-cap peers.

Q. Which market factors influenced the Fund's relative performance?

A. Though stock-specific factors, rather than macroeconomic themes, generally account for the Fund's relative results, a few more generalized factors drove some performance divergence during the year. Stock price momentum was an overwhelming driver of performance. Although Liberty Ridge Capital, Inc. ("Liberty Ridge") analyzes near-term dynamics as part of the firm's investment process, the Fund was somewhat underexposed to segments that were most rewarded by momentum this year, specifically companies with highly cyclical earnings streams coupled with emerging markets exposure. Conversely, the Fund largely avoided exposure to companies directly exposed to the faltering housing and credit markets.

Q. How did portfolio composition affect Fund performance?

A. From a sector perspective, stock selection in financials and industrials contributed positively to the Fund's performance during the period as did an overweight in the materials sector. On the other side of the equation, an underweight in energy and stock selection in information technology and consumer discretionary detracted from the Fund's gains. Within the industrials sector, Sterlite Industries, an Indian mining company, contributed positively to performance. The company was undervalued relative to its peers with direct Indian infrastructure development exposure at its initial public offering. In the financials sector, companies such as Berkshire Hathaway (no longer a Fund holding) and Aflac (no longer a Fund holding) also contributed positively to the Fund's returns. Berkshire Hathaway, an insurance-based conglomerate, produced robust performance due to its strong balance sheet, the firm's avoidance of mortgage- and other credit-related exposure, and solid operational and investment performance. Aflac, a life and health insurance company, produced strong performance due to the fact that its core business is primarily non-U.S. based

Performance Highlights

- *For the one-year period ended March 31, 2008, the Old Mutual Large Cap Fund's Class Z shares posted a (2.73)% loss outperforming the (5.08)% loss of its benchmark, the S&P 500 Index.*
- *From a sector perspective, stock selection in financials and industrials contributed positively to the Fund's performance during the period as did an overweight in the materials sector.*
- *On the other side of the equation, an underweight in energy and stock selection in information technology and consumer discretionary detracted from the Fund's gains.*
- *Top performing stock holdings included Sterlite Industries, Berkshire Hathaway (no longer a Fund holding) and Aflac (no longer a Fund holding).*
- *Among the stocks that detracted most from performance were analog semiconductor manufacturer Maxim Integrated Products, insurance company American International Group and cable provider Comcast.*

OLD MUTUAL LARGE CAP FUND — continued

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Liberty Ridge Capital, Inc.

Top Ten Holdings as of March 31, 2008	
Maxim Integrated Products	7.1%
General Electric	5.3%
El Paso	4.7%
American International Group	4.3%
Allstate	4.1%
E.I. du Pont de Nemours	4.0%
Kraft Foods, Cl A	4.0%
Comcast, Special Cl A	3.8%
Microsoft	3.6%
Pfizer	3.6%
As a % of Total Fund Investments	44.5%

and remained relatively unexposed to the credit crunch that ailed the financial industry throughout the period. Among the stocks that detracted most from performance were analog semiconductor manufacturer Maxim Integrated Products, insurance company American International Group and cable provider Comcast. Maxim Integrated Products, an information technology holding, suffered due to delays in filing financial statements and a general slowdown in semiconductor demand. Financials holding American International Group's investment portfolio and one operational unit were affected negatively by write-downs due to mortgage and credit market turmoil exposure. Comcast, a consumer discretionary stock, was hurt by a focus among investors on weak near-term subscriber growth and a lack of positive catalysts.

Q. What is the investment outlook for the large-cap equity market?

A. Liberty Ridge notes that the markets seem to be returning to industries and sectors that have posted the worst operating results and are given the most tenuous outlooks, trying to price-in the eventual recovery of highly levered financial institutions, homebuilders, auto manufacturers and other businesses exposed to the current credit crunch and consumer slowdown. The sub-advisor believes the next six to twelve months will be a re-evaluation period for many of the most levered equities resulting in a further downturn that is reflective of diminished growth prospects and increased risk. Liberty Ridge does not, however, believe the economy will turn sharply toward the negative, as many headlines trumpet. As investors regain faith in the overall trajectory of the U.S. and world economies, Liberty Ridge expects they will rotate back to long-ignored equities with solid cash balances, reasonable debt levels and solid growth prospects. The sub-advisor expects volatility to remain elevated over the next two months as companies announce first-quarter 2008 results and work to temper expectations for the remainder of 2008. If the market reacts poorly to earnings outlooks, Liberty Ridge expects to continue moving the Fund's portfolio into growth names that Liberty Ridge believes have strong prospects for growth but are temporarily depressed. In uncertain times, opportunity may exist to build positions in high quality business franchises at prices that help to offset risk in the sub-advisor's view. Liberty Ridge continues to focus on finding companies it believes will perform well regardless of short-term macroeconomic preoccupations and believes a long-term outlook rewards investors over time.

At a meeting of shareholders held on April 22, 2008, the Fund's shareholders voted to approve a proposal to reclassify shares of the Fund into shares of the Old Mutual Focused Fund. The reclassification was effective on or about April 25, 2008, at which time all the assets and liabilities of the Fund became the assets and liabilities of the Old Mutual Focused Fund.

PERFORMANCE AND PORTFOLIO SUMMARY (Unaudited)

Average Annual Total Returns as of March 31, 2008

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	12/31/96	(2.73)%	7.50%	10.17%	6.44%	8.99%
Class A with load	09/30/03	(8.57)%	5.11%	n/a	n/a	5.93%
Class A without load	09/30/03	(3.02)%	7.21%	n/a	n/a	7.34%
Class C with load	09/30/03	(4.86)%	6.34%	n/a	n/a	6.51%
Class C without load	09/30/03	(3.90)%	6.34%	n/a	n/a	6.51%
Institutional Class	12/20/06[1]	(2.59)%	n/a	n/a	n/a	(3.50)%
S&P 500 Index	12/31/96	(5.08)%	5.85%	11.32%	3.50%	6.85%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.22% and 1.15%; 4.48% and 1.40%; 7.38% and 2.15%; and 0.83% and 0.83%, respectively. Expenses for Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1998 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2008 — % of Total Fund Investments



Old Mutual Large Cap Fund — concluded

Schedule of Investments

As of March 31, 2008

Description	Shares	Value (000)
Common Stock — 98.9%		
Applications Software — 3.7%		
Microsoft	78,880	$ 2,239
Total Applications Software		2,239
Brewery — 1.0%		
Anheuser-Busch	13,000	617
Total Brewery		617
Cable TV — 5.7%		
Comcast, Special Cl A*	126,130	2,393
Time Warner Cable, Cl A*	44,300	1,107
Total Cable TV		3,500
Chemicals-Diversified — 4.1%		
E.I. du Pont de Nemours	53,610	2,507
Total Chemicals-Diversified		2,507
Commercial Services-Finance — 0.2%		
Visa, Cl A*	1,853	115
Total Commercial Services-Finance		115
Computers — 1.6%		
Dell*	47,830	953
Total Computers		953
Computers-Memory Devices — 3.5%		
EMC*	148,780	2,133
Total Computers-Memory Devices		2,133
Diversified Manufacturing Operations — 8.3%		
3M	22,250	1,761
General Electric	89,220	3,302
Total Diversified Manufacturing Operations		5,063
Electronic Components-Miscellaneous — 0.9%		
Tyco Electronics	14,975	514
Total Electronic Components-Miscellaneous		514
Finance-Credit Card — 1.2%		
American Express	17,180	751
Total Finance-Credit Card		751
Finance-Investment Banker/Broker — 5.3%		
Goldman Sachs Group	8,060	1,333
Morgan Stanley	42,540	1,944
Total Finance-Investment Banker/Broker		3,277
Food-Miscellaneous/Diversified — 6.1%		
General Mills	21,240	1,272
Kraft Foods, Cl A	80,530	2,497
Total Food-Miscellaneous/Diversified		3,769

Description	Shares	Value (000)
Internet Security — 2.0%		
Symantec*	74,127	$ 1,232
Total Internet Security		1,232
Medical Instruments — 2.0%		
Medtronic	25,690	1,243
Total Medical Instruments		1,243
Medical-Biomedical/Genetic — 2.2%		
Amgen*	32,600	1,362
Total Medical-Biomedical/Genetic		1,362
Medical-Drugs — 8.8%		
Pfizer	106,620	2,231
Schering-Plough	121,840	1,756
Wyeth	34,120	1,425
Total Medical-Drugs		5,412
Medical-Generic Drugs — 1.3%		
Teva Pharmaceutical Industries ADR	17,750	820
Total Medical-Generic Drugs		820
Metal Processors & Fabricators — 0.9%		
Sterlite Industries ADR*	31,430	560
Total Metal Processors & Fabricators		560
Metal-Aluminum — 1.8%		
Alcoa	31,260	1,127
Total Metal-Aluminum		1,127
Multi-Line Insurance — 10.1%		
Allstate	53,450	2,569
American International Group	61,330	2,652
Hartford Financial Services Group	13,200	1,000
Total Multi-Line Insurance		6,221
Networking Products — 3.0%		
Cisco Systems*	76,980	1,854
Total Networking Products		1,854
Non-Hazardous Waste Disposal — 2.4%		
Waste Management	44,630	1,498
Total Non-Hazardous Waste Disposal		1,498
Oil Companies-Integrated — 2.0%		
ConocoPhillips	16,400	1,250
Total Oil Companies-Integrated		1,250
Pipelines — 4.7%		
El Paso	174,700	2,907
Total Pipelines		2,907

Description	Shares	Value (000)
Retail-Drug Store — 3.1%		
Walgreen	49,250	$ 1,876
Total Retail-Drug Store		1,876
Semiconductor Components-Integrated Circuits — 7.1%		
Maxim Integrated Products	215,090	4,386
Total Semiconductor Components-Integrated Circuits		4,386
Telephone-Integrated — 1.7%		
Verizon Communications	28,890	1,053
Total Telephone-Integrated		1,053
Web Portals/ISP — 1.9%		
Google, Cl A*	2,590	1,141
Total Web Portals/ISP		1,141
Wireless Equipment — 2.3%		
Qualcomm	33,600	1,378
Total Wireless Equipment		1,378
Total Common Stock (Cost $62,502)		60,758
Money Market Fund — 2.3%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	1,433,435	1,433
Total Money Market Fund (Cost $1,433)		1,433
Total Investments — 101.2% (Cost $63,935)		62,191
Other Assets and Liabilities, Net — (1.2)%		(737)
Total Net Assets — 100.0%		$ 61,454

For descriptions of abbreviations and footnotes, please refer to page 158.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL LARGE CAP GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Ashfield Capital Partners, LLC and Turner Investment Partners, LLC

Performance Highlights

- *For the one-year period ended March 31, 2008, the Old Mutual Large Cap Growth Fund outperformed its benchmark, the Russell 1000® Growth Index. The Fund's Class Z shares posted a 2.22% gain versus a decline of (0.75)% for the Index.*

- *Stock selection in the energy, health care and consumer discretionary sectors contributed positively to the Fund's relative performance during the period while stock selection in information technology, an underweight in consumer staples and stock selection in industrials detracted from performance.*

- *Among the individual stocks that contributed to the Fund's performance during the period were Monsanto, the world's largest seed producer; Apple, a computer hardware manufacturer; and Jacobs Engineering Group, a technical, professional and construction services provider.*

- *Detractors from performance during the period included information technology holding Microsoft, financials stock Merrill Lynch and industrials holding Siemens AG (no longer a Fund holding).*

Q. How did the Fund perform relative to its benchmark?

A. For the one-year period ended March 31, 2008, the Old Mutual Large Cap Growth Fund (the "Fund") outperformed its benchmark, the Russell 1000® Growth Index (the "Index"). The Fund's Class Z shares posted a 2.22% gain versus a decline of (0.75)% for the Index. Performance for all share classes can be found on page 74.

Q. What investment environment did the Fund face during the past year?

A. Financial markets remained volatile during the period as investors contended with falling profits, a weaker housing market, job losses, higher inflation and a credit crisis. Equity markets were weak across the board, without regard to market capitalization, investment style or region. Despite concerns about growth, commodities surged for much of the period as dollar weakness persisted.

Q. Which market factors influenced the Fund's relative performance?

A. For much of the period as the economy began to weaken, the market looked favorably on companies with solid earnings growth. However, that sentiment changed at the end of 2007 as investors became considerably more risk averse and failed to reward companies that managed to report solid earnings.

Q. How did portfolio composition affect Fund performance?

A. Stock selection in the energy, health care and consumer discretionary sectors contributed positively to the Fund's relative performance during the period while stock selection in information technology, an underweight in consumer staples and stock selection in industrials detracted from performance.

Among the individual stocks that contributed to the Fund's performance during the period were Monsanto, the world's largest seed producer; Apple, a computer hardware manufacturer; and Jacobs Engineering Group, a technical, professional and construction services provider. Within the materials sector, Monsanto raised its 2008 outlook as the firm's products began to take hold in countries that were previously a challenge to enter. Higher grain prices forced farmers to better protect their crops, increasing demand for Monsanto's weed killer and its genetically modified corn and soybeans. Apple, an information technology holding, benefited from the launch of new, innovative products such as the iPhone. Industrials holding Jacobs Engineering Group's stock rose after reporting a strong first quarter given the strength in the engineering market, along with Jacobs' diversified business model and strong client market share. Detractors from performance during the period included information technology holding Microsoft, financials stock Merrill Lynch and industrials holding Siemens AG (no longer a Fund holding). Microsoft, the world's largest software maker, was negatively impacted by the announcement that the company would bid for Yahoo!. Global investment services provider Merrill Lynch was negatively impacted by asset write downs due to its subprime loan portfolio as well as lower investment banking revenues during the period. Siemens AG, Europe's largest engineering company, cut earnings estimates after a review of its orders revealed that improper accounting of costs totaling $1.42 billion would reduce earnings by a significant margin.

Q. What is the investment outlook for the large-cap growth equity market?

A. Ashfield Capital Partners, LLC ("Ashfield") expects domestic earnings growth to slow in 2008, making companies that can sustain earnings relatively more attractive. The firm believes this will extend large-cap growth stocks' recent popularity. Many large-cap growth companies receive more than half of their profits from overseas and most are not debt-dependent because of their size and international scope. As the economic situation in the U.S. potentially stabilizes, Ashfield believes these companies will garner premium pricing and provide market leadership.

While a number of key indicators were flashing signals suggesting that the economy may slip into a recession at the end of the period, Turner Investment Partners, LLC ("Turner") believes it is still possible that a recession may not occur. If one does materialize, however, Turner expects it to be brief and shallow, especially in light of the government's professed resolve to administer a solid dose of fiscal and monetary stimulus to the economy. Turner believes that the stock market may have already largely discounted the worst and that corporate earnings, in aggregate, may rise in 2008, although the firm notes that earnings estimates are likely to be reduced in the near term.

Other reasons for the firm's optimism include healthy earnings outside of the financial services sector, strong corporate balance sheets, and unemployment claims that remain low relative to past challenging economic times. Additionally, the firm points out that growth stocks remain inexpensive when their valuations are compared to those of value stocks. Overall, Turner believes these factors should help provide a supportive backdrop for stocks for the remainder of 2008.

At a meeting of shareholders held on April 22, 2008, the Fund's shareholders voted to approve a proposal to reclassify shares of the Fund into shares of the Old Mutual Large Cap Growth Concentrated Fund. The reclassification was effective on or about April 25, 2008, at which time all the assets and liabilities of the Fund became the assets and liabilities of the Old Mutual Large Cap Growth Concentrated Fund.

Top Ten Holdings
as of March 31, 2008

Monsanto	2.9%
General Electric	2.9%
Cisco Systems	2.8%
Qualcomm	2.4%
State Street	2.0%
Apple	2.0%
Coca-Cola	1.7%
Becton Dickinson	1.7%
International Business Machines	1.6%
America Movil, Ser L ADR	1.6%
As a % of Total Fund Investments	21.6%

Large Cap Growth Fund

OLD MUTUAL LARGE CAP GROWTH FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2008

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	04/05/95	2.22%	7.57%	9.62%	4.30%	10.39%
Class A with load	07/31/03	(3.91)%	5.20%	n/a	n/a	5.36%
Class A without load	07/31/03	1.94%	7.30%	n/a	n/a	6.70%
Class C with load	07/31/03	0.15%	6.49%	n/a	n/a	5.90%
Class C without load	07/31/03	1.15%	6.49%	n/a	n/a	5.90%
Institutional Class	12/20/06[1]	2.52%	n/a	n/a	n/a	2.07%
Russell 1000® Growth Index	04/05/95	(0.75)%	6.33%	9.96%	1.28%	7.68%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current sub-advisors. In addition, prior to February 10, 2007, the Fund was managed by sub-advisors different than the Fund's current sub-advisors and the Fund's performance prior to these dates, may not be indicative of how the Fund will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.43% and 1.25%; 4.49% and 1.50%; 7.59% and 2.25%; and 0.93% and 0.93%, respectively. Expenses for Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1998 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2008 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2008

Description	Shares	Value (000)
Common Stock — 99.4%		
Aerospace/Defense — 0.7%		
Boeing	6,500	$ 483
Total Aerospace/Defense		483
Agricultural Chemicals — 3.4%		
Monsanto	19,020	2,121
Mosaic*	3,230	331
Total Agricultural Chemicals		2,452
Applications Software — 1.1%		
Microsoft	29,500	837
Total Applications Software		837
Athletic Footwear — 1.1%		
Nike, Cl B	11,790	802
Total Athletic Footwear		802
Beverages-Non-Alcoholic — 2.6%		
Coca-Cola	20,860	1,270
PepsiCo	8,785	634
Total Beverages-Non-Alcoholic		1,904
Brewery — 1.0%		
Fomento Economico Mexicano ADR	8,430	352
Molson Coors Brewing, Cl B	7,360	387
Total Brewery		739
Building-Residential/Commercial — 0.5%		
NVR*	630	376
Total Building-Residential/Commercial		376
Casino Services — 1.3%		
International Game Technology	23,520	946
Total Casino Services		946
Cellular Telecommunications — 2.1%		
America Movil, Ser L ADR	18,300	1,166
Millicom International Cellular*	3,950	373
Total Cellular Telecommunications		1,539
Coal — 0.7%		
Consol Energy	7,520	520
Total Coal		520
Commercial Services-Finance — 0.4%		
Visa, Cl A*	4,970	310
Total Commercial Services-Finance		310

Description	Shares	Value (000)
Computer Services — 0.5%		
Cognizant Technology Solutions, Cl A*	12,320	$ 355
Total Computer Services		355
Computers — 5.4%		
Apple*	10,390	1,491
Hewlett-Packard	14,600	667
International Business Machines	10,555	1,215
Research In Motion*	5,400	606
Total Computers		3,979
Consulting Services — 1.1%		
Accenture, Cl A	22,900	805
Total Consulting Services		805
Containers-Metal/Glass — 0.4%		
Owens-Illinois*	4,850	274
Total Containers-Metal/Glass		274
Cosmetics & Toiletries — 2.2%		
Colgate-Palmolive	8,080	630
Procter & Gamble	13,900	974
Total Cosmetics & Toiletries		1,604
Data Processing/Management — 0.1%		
Fiserv*	860	41
Total Data Processing/Management		41
Disposable Medical Products — 0.9%		
C.R. Bard	7,200	694
Total Disposable Medical Products		694
Diversified Manufacturing Operations — 4.9%		
Danaher	6,300	479
General Electric	57,230	2,118
Illinois Tool Works	14,300	690
SPX	2,840	298
Total Diversified Manufacturing Operations		3,585
E-Commerce/Services — 1.3%		
eBay*	22,600	674
Priceline.com*	2,250	272
Total E-Commerce/Services		946
Electric Products-Miscellaneous — 0.6%		
Emerson Electric	8,600	443
Total Electric Products-Miscellaneous		443

SCHEDULE OF INVESTMENTS

As of March 31, 2008

Description	Shares	Value (000)
Electric-Integrated — 0.8%		
Constellation Energy Group	6,250	$ 552
Total Electric-Integrated		552
Electronic Components-Semiconductors — 2.8%		
Intel	43,200	915
MEMC Electronic Materials*	2,950	209
Microchip Technology	6,000	196
Texas Instruments	27,000	763
Total Electronic Components-Semiconductors		2,083
Energy-Alternate Sources — 0.6%		
First Solar*	1,790	414
Total Energy-Alternate Sources		414
Engineering/R&D Services — 2.8%		
ABB ADR	19,100	514
Jacobs Engineering Group*	13,800	1,016
McDermott International*	9,000	493
Total Engineering/R&D Services		2,023
Engines-Internal Combustion — 0.5%		
Cummins	7,270	340
Total Engines-Internal Combustion		340
Entertainment Software — 1.3%		
Activision*	10,650	291
Electronic Arts*	13,150	656
Total Entertainment Software		947
Fiduciary Banks — 2.7%		
Northern Trust	7,350	489
State Street	18,975	1,500
Total Fiduciary Banks		1,989
Finance-Investment Banker/Broker — 1.6%		
Charles Schwab	32,060	604
Goldman Sachs Group	3,450	571
Total Finance-Investment Banker/Broker		1,175
Finance-Other Services — 0.9%		
CME Group	1,350	633
Total Finance-Other Services		633
Industrial Audio & Video Products — 0.1%		
Dolby Laboratories, Cl A*	2,740	99
Total Industrial Audio & Video Products		99
Industrial Automation/Robot — 1.2%		
Rockwell Automation	15,400	884
Total Industrial Automation/Robot		884

Description	Shares	Value (000)
Industrial Gases — 1.2%		
Praxair	10,670	$ 899
Total Industrial Gases		899
Instruments-Scientific — 1.2%		
Thermo Fisher Scientific*	14,870	845
Total Instruments-Scientific		845
Internet Infrastructure Software — 0.2%		
Akamai Technologies*	4,550	128
Total Internet Infrastructure Software		128
Internet Security — 0.3%		
VeriSign*	7,280	242
Total Internet Security		242
Investment Management/Advisory Services — 3.0%		
Blackrock	2,230	455
Franklin Resources	7,385	716
T Rowe Price Group	20,950	1,048
Total Investment Management/Advisory Services		2,219
Life/Health Insurance — 1.4%		
Aflac	9,870	641
Manulife Financial	9,800	372
Total Life/Health Insurance		1,013
Machinery-Construction & Mining — 0.4%		
Terex*	4,800	300
Total Machinery-Construction & Mining		300
Machinery-Farm — 1.6%		
AGCO*	6,600	395
Deere	9,250	744
Total Machinery-Farm		1,139
Medical Instruments — 0.5%		
Intuitive Surgical*	1,130	367
Total Medical Instruments		367
Medical Products — 5.0%		
Baxter International	11,160	645
Becton Dickinson	14,190	1,218
Johnson & Johnson	13,940	904
Stryker	7,400	481
Zimmer Holdings*	5,570	434
Total Medical Products		3,682

Description	Shares	Value (000)
Medical-Biomedical/Genetic — 2.5%		
Amgen*	15,700	$ 656
Genentech*	10,150	824
Genzyme*	4,870	363
Total Medical-Biomedical/Genetic		1,843
Medical-Drugs — 1.8%		
Abbott Laboratories	16,000	882
Allergan	7,640	431
Total Medical-Drugs		1,313
Medical-Generic Drugs — 0.4%		
Teva Pharmaceutical Industries ADR	5,600	259
Total Medical-Generic Drugs		259
Medical-HMO — 1.0%		
Aetna	18,100	762
Total Medical-HMO		762
Networking Products — 2.8%		
Cisco Systems*	85,230	2,053
Total Networking Products		2,053
Oil Companies-Exploration & Production — 2.1%		
Range Resources	6,170	391
Southwestern Energy*	11,940	402
XTO Energy	11,942	739
Total Oil Companies-Exploration & Production		1,532
Oil Companies-Integrated — 1.8%		
Murphy Oil	5,200	427
Petroleo Brasileiro ADR	9,040	923
Total Oil Companies-Integrated		1,350
Oil Field Machinery & Equipment — 2.0%		
Cameron International*	23,180	965
National Oilwell Varco*	8,000	467
Total Oil Field Machinery & Equipment		1,432
Oil-Field Services — 3.9%		
Halliburton	20,600	810
Schlumberger	5,100	444
Smith International	10,900	700
Weatherford International*	11,940	865
Total Oil-Field Services		2,819
Pharmacy Services — 0.8%		
Express Scripts*	8,900	572
Total Pharmacy Services		572

Description	Shares	Value (000)
Pipelines — 0.6%		
Williams	12,910	$ 426
Total Pipelines		426
Property/Casualty Insurance — 0.8%		
Chubb	11,660	577
Total Property/Casualty Insurance		577
REITs-Storage — 0.2%		
Public Storage	1,660	147
Total REITs-Storage		147
Retail-Apparel/Shoe — 2.1%		
Coach*	11,070	334
Guess ?	16,040	649
Nordstrom	9,080	296
Urban Outfitters*	8,810	276
Total Retail-Apparel/Shoe		1,555
Retail-Building Products — 0.5%		
Lowe's	15,180	348
Total Retail-Building Products		348
Retail-Computer Equipment — 0.5%		
GameStop, Cl A*	7,630	395
Total Retail-Computer Equipment		395
Retail-Discount — 0.4%		
TJX	8,460	280
Total Retail-Discount		280
Retail-Drug Store — 0.6%		
CVS Caremark	10,360	420
Total Retail-Drug Store		420
Retail-Jewelry — 0.7%		
Tiffany	11,700	490
Total Retail-Jewelry		490
Retail-Restaurants — 1.4%		
Chipotle Mexican Grill, Cl A*	2,870	326
McDonald's	12,300	686
Total Retail-Restaurants		1,012
S&L/Thrifts-Eastern US — 0.2%		
People's United Financial	8,530	148
Total S&L/Thrifts-Eastern US		148
Semiconductor Equipment — 1.1%		
Applied Materials	41,290	806
Total Semiconductor Equipment		806

OLD MUTUAL LARGE CAP GROWTH FUND — concluded

SCHEDULE OF INVESTMENTS

As of March 31, 2008

Description	Shares	Value (000)
Super-Regional Banks-US — 0.7%		
PNC Financial Services Group	7,360	$ 483
Total Super-Regional Banks-US		483
Telecommunications Equipment-Fiber Optics — 1.2%		
Corning	37,690	906
Total Telecommunications Equipment-Fiber Optics		906
Telephone-Integrated — 0.6%		
Tele Norte Leste Participacoes ADR	17,640	468
Total Telephone-Integrated		468
Therapeutics — 1.4%		
BioMarin Pharmaceuticals*	3,890	138
Gilead Sciences*	17,090	881
Total Therapeutics		1,019
Transport-Rail — 0.5%		
Union Pacific	3,150	395
Total Transport-Rail		395
Transport-Services — 0.4%		
Expeditors International Washington	5,850	264
Total Transport-Services		264
Web Portals/ISP — 0.9%		
Google, Cl A*	1,575	694
Total Web Portals/ISP		694
Wireless Equipment — 3.1%		
Nokia ADR	16,200	516
Qualcomm	42,840	1,756
Total Wireless Equipment		2,272
Total Common Stock (Cost $65,535)		72,647
Money Market Fund — 1.4%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	1,006,947	1,007
Total Money Market Fund (Cost $1,007)		1,007
Total Investments — 100.8% (Cost $66,542)		73,654
Other Assets and Liabilities, Net — (0.8)%		(562)
Total Net Assets — 100.0%		$ 73,092

For descriptions of abbreviations and footnotes, please refer to page 158.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL LARGE CAP GROWTH CONCENTRATED FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Ashfield Capital Partners, LLC and Turner Investment Partners, LLC

Q. How did the Fund perform relative to its benchmark(s)?

A. For the one-year period ended March 31, 2008, the 3.45% gain for the Class Z shares of the Old Mutual Large Cap Growth Concentrated Fund (the "Fund") outpaced the return of its benchmark, the Russell 1000® Growth Index, which declined by (0.75)%. Performance for all share classes can be found on page 81.

Q. What investment environment did the Fund face during the past year?

A. Financial markets remained volatile during the period as investors contended with falling profits, a weaker housing market, job losses, higher inflation and the credit crisis. Equity markets were weak across the board, without regard to market capitalization, investment style or region. Despite concerns about growth, commodities surged for much of the period as dollar weakness persisted.

Q. Which market factors influenced the Fund's relative performance?

A. For much of the period, as the economy began to weaken, the market looked favorably on companies with solid earnings growth. However, that sentiment changed at the end of 2007 as investors became considerably more risk averse and failed to reward companies that managed to report solid earnings.

Q. How did portfolio composition affect Fund performance?

A. Stock selection in the health care, materials and industrials sectors contributed positively to the Fund's relative performance during the period while stock selection in information technology and consumer staples and an overweight in telecommunications services detracted from performance.

Among the individual stocks that contributed to the Fund's performance during the period were Monsanto, the world's largest seed producer; Apple, a computer hardware manufacturer; and SunPower (no longer a Fund holding), a solar panel producer. Within the materials sector, Monsanto raised its 2008 outlook as the firm's products began to take hold in countries that were previously a challenge to enter. Additionally, higher grain prices forced farmers to better protect their crops, thereby increasing demand for Monsanto's weed killer and its genetically modified corn and soybeans. Apple, an information technology holding, benefited from the launch of new, innovative products such as the iPhone. Industrials holding SunPower saw its stock price rise as solar power became increasingly competitive and profitable due to broader adoption in the U.S. and Europe. Conversely, detracting from performance during the period were information technology holding VMware (no longer a Fund holding) and consumer discretionary stocks Marriott International (no longer a Fund holding) and Coach. VMware, a software manufacturer specializing in virtualization, reported disappointing fourth-quarter earnings that raised concerns about the company's ability to cope with tougher competition in the virtualization world and a slowing U.S. economy. Marriott International, a major hotel chain, suffered as hotels were out of favor during the period due to concerns that a slowing economy will reduce travel demand. Coach, a designer and marketer of accessories and gifts, was hurt by a weakening U.S. economy and decreased demand during the period.

Performance Highlights

- *For the one-year period ended March 31, 2008, the 3.45% gain for the Class Z shares of the Old Mutual Large Cap Growth Concentrated Fund outpaced the return of its benchmark, the Russell 1000® Growth Index, which declined by (0.75)%.*

- *Stock selection in the health care, materials and industrials sectors contributed positively to the Fund's relative performance during the period while stock selection in information technology and consumer staples and an overweight in telecommunication services detracted from performance.*

- *Among the individual stocks that contributed to the Fund's performance during the period were Monsanto, the world's largest seed producer; Apple, a computer hardware manufacturer; and SunPower (no longer a Fund holding), a solar panel producer.*

- *Detractors from performance during the period included information technology holding VMware (no longer a Fund holding) and consumer discretionary stocks Marriott International (no longer a Fund holding) and Coach.*

Large Cap Growth Concentrated Fund

MANAGEMENT OVERVIEW (Unaudited)

Sub-Advisors: Ashfield Capital Partners, LLC and Turner Investment Partners, LLC

Top Ten Holdings as of March 31, 2008	
Monsanto	4.2%
Cisco Systems	3.7%
General Electric	2.9%
Coca-Cola	2.9%
Apple	2.8%
Gilead Sciences	2.6%
International Game Technology	2.6%
T Rowe Price Group	2.3%
Jacobs Engineering Group	2.2%
Corning	2.2%
As a % of Total Fund Investments	28.4%

Q. **What is the investment outlook for the large-cap growth equity market?**

A. Ashfield Capital Partners, LLC ("Ashfield") expects domestic earnings growth to slow in 2008, making companies that can sustain earnings relatively more attractive. The firm believes this will extend large-cap growth stocks' recent popularity. Many large-cap growth companies receive more than half of their profits from overseas and most are not debt-dependent because of their size and international scope. As the economic situation in the U.S. potentially stabilizes, Ashfield believes these companies will garner premium pricing and provide market leadership.

While a number of key indicators were flashing signals suggesting that the economy may slip into a recession at the end of the period, Turner Investment Partners, LLC ("Turner") believes it is still possible that a recession may not occur. If one does materialize, however, Turner expects it to be brief and shallow, especially in light of the government's professed resolve to administer a solid dose of fiscal and monetary stimulus to the economy. Turner believes that the stock market may have already largely discounted the worst and that corporate earnings, in aggregate, may rise in 2008, although the firm notes that earnings estimates are likely to be reduced in the near term.

Other reasons for the firm's optimism include healthy earnings outside of the financial services sector, strong corporate balance sheets, and unemployment claims that remain low relative to past challenging economic times. Additionally, the firm points out that growth stocks remain inexpensive when their valuations are compared to those of value stocks. Overall, Turner believes these factors should help provide a supportive backdrop for stocks for remainder of 2008.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2008

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	11/29/96	3.45%	10.46%	10.75%	5.00%	8.82%
Class A with load	09/30/03	(2.71)%	8.04%	n/a	n/a	6.43%
Class A without load	09/30/03	3.20%	10.19%	n/a	n/a	7.83%
Class C with load	09/30/03	1.38%	9.35%	n/a	n/a	7.03%
Class C without load	09/30/03	2.38%	9.35%	n/a	n/a	7.03%
Institutional Class	12/20/06[1]	3.66%	n/a	n/a	n/a	2.68%
Russell 1000® Growth Index	11/29/96	(0.75)%	6.33%	9.96%	1.28%	4.66%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current sub-advisors. In addition, prior to February 10, 2007, the Fund was managed by sub-advisors different than the Fund's current sub-advisors and the Fund's performance prior to these dates, may not be indicative of how the Fund will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.51% and 1.25%; 2.78% and 1.50%; 5.00% and 2.25%; and 0.97% and 0.95%, respectively. Expenses for Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1998 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2008 — % of Total Fund Investments



OLD MUTUAL LARGE CAP GROWTH CONCENTRATED FUND — continued

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2008

Description	Shares	Value (000)
Common Stock — 97.7%		
Agricultural Chemicals — 4.2%		
Monsanto	37,840	$ 4,219
Total Agricultural Chemicals		4,219
Applications Software — 1.3%		
Microsoft	45,500	1,291
Total Applications Software		1,291
Beverages-Non-Alcoholic — 3.7%		
Coca-Cola	46,830	2,850
PepsiCo	11,300	816
Total Beverages-Non-Alcoholic		3,666
Casino Services — 2.6%		
International Game Technology	63,830	2,567
Total Casino Services		2,567
Cellular Telecommunications — 1.9%		
America Movil, Ser L ADR	29,620	1,886
Total Cellular Telecommunications		1,886
Commercial Services-Finance — 0.7%		
Visa, Cl A*	11,280	703
Total Commercial Services-Finance		703
Computer Services — 1.1%		
Cognizant Technology Solutions, Cl A*	37,200	1,072
Total Computer Services		1,072
Computers — 6.4%		
Apple*	19,530	2,803
Hewlett-Packard	22,200	1,014
International Business Machines	12,800	1,474
Research In Motion*	9,370	1,052
Total Computers		6,343
Consulting Services — 1.0%		
Accenture, Cl A	29,400	1,034
Total Consulting Services		1,034
Cosmetics & Toiletries — 2.8%		
Colgate-Palmolive	20,410	1,590
Procter & Gamble	17,700	1,240
Total Cosmetics & Toiletries		2,830
Data Processing/Management — 1.0%		
Fiserv*	21,500	1,034
Total Data Processing/Management		1,034

Description	Shares	Value (000)
Diversified Manufacturing Operations — 7.4%		
Danaher	19,600	$ 1,490
General Electric	78,730	2,914
Illinois Tool Works	33,400	1,611
SPX	13,240	1,389
Total Diversified Manufacturing Operations		7,404
E-Commerce/Services — 2.0%		
eBay*	37,200	1,110
Priceline.com*	7,440	899
Total E-Commerce/Services		2,009
Electric-Integrated — 1.9%		
Constellation Energy Group	21,090	1,862
Total Electric-Integrated		1,862
Electronic Components-Semiconductors — 2.8%		
Intel	67,100	1,421
Texas Instruments	46,900	1,326
Total Electronic Components-Semiconductors		2,747
Energy-Alternate Sources — 2.0%		
First Solar*	8,830	2,041
Total Energy-Alternate Sources		2,041
Engineering/R&D Services — 3.2%		
Jacobs Engineering Group*	30,300	2,230
McDermott International*	17,800	976
Total Engineering/R&D Services		3,206
Entertainment Software — 0.8%		
Electronic Arts*	16,900	844
Total Entertainment Software		844
Fiduciary Banks — 1.5%		
State Street	18,820	1,487
Total Fiduciary Banks		1,487
Finance-Investment Banker/Broker — 1.5%		
Goldman Sachs Group	8,710	1,441
Total Finance-Investment Banker/Broker		1,441
Finance-Other Services — 1.7%		
CME Group	3,540	1,661
Total Finance-Other Services		1,661
Industrial Gases — 1.1%		
Praxair	13,500	1,137
Total Industrial Gases		1,137

Description	Shares	Value (000)
Instruments-Scientific — 0.5%		
Thermo Fisher Scientific*	8,940	$ 508
Total Instruments-Scientific		508
Investment Management/Advisory Services — 3.9%		
Franklin Resources	15,300	1,484
T Rowe Price Group	46,840	2,342
Total Investment Management/Advisory Services		3,826
Life/Health Insurance — 2.7%		
Aflac	24,180	1,570
Manulife Financial	28,500	1,082
Total Life/Health Insurance		2,652
Machinery-Farm — 2.3%		
AGCO*	15,300	916
Deere	16,730	1,346
Total Machinery-Farm		2,262
Medical Instruments — 1.5%		
Intuitive Surgical*	4,530	1,469
Total Medical Instruments		1,469
Medical Products — 4.7%		
Baxter International	33,640	1,945
Becton Dickinson	18,500	1,588
Johnson & Johnson	17,400	1,129
Total Medical Products		4,662
Medical-Biomedical/Genetic — 0.9%		
Amgen*	20,200	844
Total Medical-Biomedical/Genetic		844
Medical-Drugs — 1.6%		
Abbott Laboratories	28,800	1,588
Total Medical-Drugs		1,588
Medical-HMO — 0.9%		
Aetna	22,000	926
Total Medical-HMO		926
Networking Products — 3.8%		
Cisco Systems*	155,170	3,738
Total Networking Products		3,738
Oil Companies-Exploration & Production — 1.5%		
Ultra Petroleum*	18,720	1,451
Total Oil Companies-Exploration & Production		1,451
Oil Companies-Integrated — 1.5%		
Petroleo Brasileiro ADR	14,140	1,444
Total Oil Companies-Integrated		1,444

Description	Shares	Value (000)
Oil-Field Services — 5.8%		
Halliburton	46,400	$ 1,825
Schlumberger	14,480	1,260
Smith International	14,000	899
Weatherford International*	24,640	1,786
Total Oil-Field Services		5,770
Pharmacy Services — 0.8%		
Express Scripts*	11,800	759
Total Pharmacy Services		759
Retail-Apparel/Shoe — 0.8%		
Coach*	26,640	803
Total Retail-Apparel/Shoe		803
Retail-Computer Equipment — 1.1%		
GameStop, Cl A*	20,330	1,051
Total Retail-Computer Equipment		1,051
Retail-Jewelry — 0.9%		
Tiffany	21,700	908
Total Retail-Jewelry		908
Retail-Restaurants — 1.5%		
Chipotle Mexican Grill, Cl A*	13,450	1,526
Total Retail-Restaurants		1,526
Semiconductor Equipment — 1.3%		
Applied Materials	67,140	1,310
Total Semiconductor Equipment		1,310
Telecommunications Equipment-Fiber Optics — 2.2%		
Corning	90,240	2,169
Total Telecommunications Equipment-Fiber Optics		2,169
Therapeutics — 2.6%		
Gilead Sciences*	50,400	2,597
Total Therapeutics		2,597
Web Portals/ISP — 1.2%		
Google, Cl A*	2,615	1,152
Total Web Portals/ISP		1,152
Wireless Equipment — 1.1%		
Qualcomm	26,120	1,071
Total Wireless Equipment		1,071
Total Common Stock (Cost $88,731)		**96,970**

Old Mutual Large Cap Growth Concentrated Fund — concluded

Schedule of Investments

As of March 31, 2008

Description	Shares	Value (000)
Money Market Fund — 2.8%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	2,776,386	$ 2,776
Total Money Market Fund (Cost $2,776)		2,776
Total Investments — 100.5% (Cost $91,507)		99,746
Other Assets and Liabilities, Net — (0.5%)		(545)
Total Net Assets — 100.0%		$ 99,201

For descriptions of abbreviations and footnotes, please refer to page 158.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL MID-CAP FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Liberty Ridge Capital, Inc.

Q. How did the Fund perform relative to its benchmark?

A. For the one-year period ended March 31, 2008, the (11.26)% loss of the Old Mutual Mid-Cap Fund's (the "Fund") Class Z shares underperformed the (6.97)% loss of its benchmark, the S&P MidCap 400 Index. Performance for all share classes can be found on page 87.

Q. What investment environment did the Fund face during the past year?

A. Several themes emerged during the period, but two seemed to dominate market sentiment. First, the continued strength of gross domestic product growth in emerging market countries led to continued strong interest from market participants. Market segments associated with emerging-market strength (basic materials, infrastructure development and firms with high levels of non-U.S. sales and earnings) saw steadfast interest throughout the period, leading to outperformance of momentum-oriented strategies. Second, the housing market downturn and dislocation in the mortgage market caused a sharp increase in volatility in the latter half of 2007 and into 2008. Recognition of trouble in the mortgage market was followed by a general decreased willingness for market participants to adequately price a wide range of previously liquid financial instruments (for example, commercial paper and asset backed securities), leading to a credit crunch that severely disrupted all markets. A series of interventions by the Federal Reserve Board starting in mid-September, while not completely stabilizing credit markets, helped calm nerves temporarily. But as the period came to an end, credit, housing and liquidity once more took center stage as a number of large financial institutions saw dramatic write-downs in the value of their portfolio assets, and market confidence in even the largest and most diversified financial institutions was severely shaken. By the end of the period, market participants seem to have believed that the credit and housing turmoil of 2007 would lead to an overall economic slowdown in 2008. Overall, growth stock indexes dramatically outperformed value-oriented indexes, while mid- and large-cap stocks outperformed their small-cap peers.

Q. Which market factors influenced the Fund's relative performance?

A. Though stock-specific factors, rather than macroeconomic themes, generally accounted for the Fund's relative results, a few more generalized factors drove some performance divergence during the year. Stock price momentum was an overwhelming driver of performance. Although Liberty Ridge Capital, Inc. ("Liberty Ridge") analyzes near-term dynamics as part of the firm's investment process, the Fund was somewhat underexposed to segments that were most rewarded by momentum this year, specifically companies with highly cyclical earnings streams coupled with emerging markets exposure. The Fund largely avoided exposure to companies directly exposed to the faltering housing and credit markets, but was negatively impacted in March of 2008 during a few days of unprecedented uncertainty surrounding the near insolvency of Bear Stearns and its potential impact on counterparties across the financial markets. During that period the Fund's positions in several firms, previously considered removed from the worst impact of the credit crunch, suddenly came under severe pressure. Liberty Ridge adjusted some of the Fund's exposures to further insulate it from additional adverse reactions if the credit crunch once again closes down short-term funding.

Performance Highlights

- *For the one-year period ended March 31, 2008, the (11.26)% loss of the Old Mutual Mid-Cap Fund's Class Z shares underperformed the (6.97)% loss of its benchmark, the S&P MidCap 400 Index.*

- *From a sector perspective, an underweight in consumer discretionary, a slight overweight in financials and stock selection in utilities contributed positively to performance, while stock selection in information technology and industrials and an underweight in energy detracted from the Fund's gains.*

- *Stocks such as Stillwater Mining, a palladium and platinum producer; Arch Coal, a coal miner and Sterlite Industries, an Indian mining company, contributed positively to the Fund's performance during the period.*

- *Detractors from performance included airline US Airways Group, GPS chip manufacturer SiRF Technology Holdings (no longer a Fund holding) and analog semiconductor manufacturer Maxim Integrated Products.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Liberty Ridge Capital, Inc.

Top Ten Holdings
as of March 31, 2008

Maxim Integrated Products	3.5%
Liberty Media - Interactive, Cl A	2.6%
El Paso	2.6%
Medicines	2.4%
Intuit	2.3%
Pitney Bowes	2.1%
Sealed Air	2.1%
Montpelier Re Holdings	2.0%
Sonoco Products	2.0%
Expedia	1.9%
As a % of Total Fund Investments	23.5%

Q. How did portfolio composition affect Fund performance?

A. From a sector perspective, an underweight in consumer discretionary, a slight overweight in financials and stock selection in utilities contributed positively to performance, while stock selection in information technology, industrials and an underweight in energy detracted from the Fund's gains. Materials sector holding Stillwater Mining, a palladium and platinum producer, performed well as platinum and palladium prices spiked after large South African competitors encountered production difficulties. Energy stock Arch Coal, a coal mining company, benefited from rising coal prices due to worldwide production shortfalls and surges in demand. Industrials sector holding Sterlite Industries, an Indian mining company, was undervalued relative to its peers given direct Indian infrastructure development exposure at its initial public offering. Detractors from performance included industrials sector holding US Airways Group and information technology holdings SiRF Technology Holdings (no longer a Fund holding) and Maxim Integrated Products. Airline US Airways Group's stock price was negatively impacted by rising oil prices and U.S. economic concerns. SiRF Technology Holdings was hurt by sales shortfalls which caused analyst downgrades and reduced earnings expectations for this global positioning satellite ("GPS") chip manufacturer. Maxim Integrated Products, an analog semiconductor manufacturer, suffered due to delays in filing financial statements and a general slowdown in semiconductor demand.

Q. What is the investment outlook for the mid-cap equity market?

A. Liberty Ridge notes that the markets seem to be quickly returning to industries and sectors that have posted the worst operating results and have been given the most tenuous outlooks, trying to price-in the eventual recovery of highly levered financial institutions, homebuilders, auto manufacturers and other businesses exposed to the current credit crunch and consumer slowdown. The sub-advisor believes the next six to twelve months will be a re-evaluation period for many of the most levered equities resulting in a further downturn that is reflective of diminished growth prospects and increased risk. Liberty Ridge does not, however, believe the economy will turn sharply toward the negative, as many headlines trumpet. As investors regain faith in the overall trajectory of the U.S. and world economies, Liberty Ridge expects they will rotate back to long-ignored equities with solid cash balances, reasonable debt levels and solid growth prospects. The sub-advisor expects volatility to remain elevated over the next two months as companies announce first quarter 2008 results and work to temper expectations for the remainder of 2008. If the market reacts poorly to earnings outlooks, Liberty Ridge expects to continue moving the Fund's portfolio into growth names that Liberty Ridge believes have strong prospects for growth but are temporarily depressed. In uncertain times, opportunity may exist to build positions in high quality business franchises at prices that help to offset risk, in the sub-advisor's view. Liberty Ridge continues to focus on finding companies it believes will perform well regardless of short-term macroeconomic preoccupations and believes a long-term outlook rewards investors over time.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2008

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	04/30/97	(11.26)%	4.01%	12.46%	9.95%	13.94%
Class A with load	07/31/03	(16.59)%	1.73%	n/a	n/a	7.66%
Class A without load	07/31/03	(11.49)%	3.76%	n/a	n/a	9.03%
Class C with load	07/31/03	(12.79)%	2.99%	n/a	n/a	8.25%
Class C without load	07/31/03	(12.15)%	2.99%	n/a	n/a	8.25%
Institutional Class	12/20/06[1]	(11.19)%	n/a	n/a	n/a	(7.50)%
S&P MidCap 400 Index	04/30/97	(6.97)%	7.06%	15.10%	9.02%	12.09%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.38% and 1.20%; 3.77% and 1.45%; 3.76% and 2.20%; and 1.02% and 1.00%, respectively. Expenses for Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1998 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2008 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2008

Description	Shares	Value (000)
Common Stock — 99.8%		
Aerospace/Defense-Equipment — 0.5%		
DRS Technologies	14,279	$ 832
Total Aerospace/Defense-Equipment		832
Airlines — 0.7%		
Delta Air Lines*	67,120	577
US Airways Group*	49,930	445
Total Airlines		1,022
Applications Software — 4.2%		
Citrix Systems*	67,780	1,988
Intuit*	128,935	3,483
Satyam Computer Services ADR	34,820	787
Total Applications Software		6,258
Coal — 0.4%		
Arch Coal	13,094	570
Total Coal		570
Commercial Banks-Eastern US — 0.6%		
Webster Financial	33,010	920
Total Commercial Banks-Eastern US		920
Commercial Services-Finance — 0.8%		
Paychex	36,120	1,238
Total Commercial Services-Finance		1,238
Computers-Memory Devices — 0.3%		
SanDisk*	18,250	412
Total Computers-Memory Devices		412
Consulting Services — 1.0%		
Corporate Executive Board	37,920	1,535
Total Consulting Services		1,535
Containers-Paper/Plastic — 4.1%		
Sealed Air	126,275	3,188
Sonoco Products	105,320	3,015
Total Containers-Paper/Plastic		6,203
Data Processing/Management — 2.0%		
Fiserv*	47,970	2,307
SEI Investments	25,640	633
Total Data Processing/Management		2,940
Diversified Manufacturing Operations — 1.8%		
Dover	38,195	1,596
Ingersoll-Rand, Cl A	25,110	1,119
Total Diversified Manufacturing Operations		2,715

Description	Shares	Value (000)
E-Commerce/Services — 4.6%		
Expedia*	136,746	$ 2,993
Liberty Media-Interactive, Cl A*	246,616	3,980
Total E-Commerce/Services		6,973
Electric-Integrated — 1.2%		
Sierra Pacific Resources	147,780	1,867
Total Electric-Integrated		1,867
Electronic Components-Miscellaneous — 1.0%		
Flextronics International*	158,240	1,486
Total Electronic Components-Miscellaneous		1,486
Electronic Components-Semiconductors — 4.3%		
Broadcom, Cl A*	96,130	1,852
DSP Group*	162,850	2,075
Fairchild Semiconductor International*	113,180	1,349
Semtech*	92,440	1,325
Total Electronic Components-Semiconductors		6,601
Fiduciary Banks — 0.9%		
Wilmington Trust	45,530	1,416
Total Fiduciary Banks		1,416
Finance-Investment Banker/Broker — 2.0%		
Greenhill	13,093	911
Interactive Brokers Group, Cl A*	81,481	2,092
Total Finance-Investment Banker/Broker		3,003
Finance-Other Services — 0.6%		
Asset Acceptance Capital	93,829	904
Total Finance-Other Services		904
Food-Meat Products — 0.9%		
Hormel Foods	34,095	1,420
Total Food-Meat Products		1,420
Food-Miscellaneous/Diversified — 1.1%		
ConAgra Foods	68,430	1,639
Total Food-Miscellaneous/Diversified		1,639
Gas-Distribution — 1.1%		
WGL Holdings	50,200	1,609
Total Gas-Distribution		1,609
Hotels & Motels — 1.5%		
Wyndham Worldwide	106,060	2,193
Total Hotels & Motels		2,193
Human Resources — 1.3%		
Hewitt Associates, Cl A*	49,150	1,955
Total Human Resources		1,955

Description	Shares	Value (000)
Independent Power Producer — 2.6%		
Mirant*	45,350	$ 1,650
Reliant Energy*	98,075	2,320
Total Independent Power Producer		3,970
Industrial Automation/Robot — 1.3%		
Cognex	88,745	1,937
Total Industrial Automation/Robot		1,937
Investment Companies — 1.1%		
KKR Financial Holdings	126,764	1,605
Total Investment Companies		1,605
Investment Management/Advisory Services — 1.5%		
Federated Investors, Cl B	59,120	2,315
Total Investment Management/Advisory Services		2,315
Linen Supply & Related Items — 1.4%		
Cintas	75,204	2,146
Total Linen Supply & Related Items		2,146
Medical Labs & Testing Services — 1.9%		
MDS*	98,393	1,917
Quest Diagnostics	22,360	1,012
Total Medical Labs & Testing Services		2,929
Medical-Biomedical/Genetic — 1.1%		
Invitrogen*	18,664	1,595
Total Medical-Biomedical/Genetic		1,595
Medical-Drugs — 2.8%		
Cephalon*	24,490	1,577
Forest Laboratories*	65,540	2,622
Total Medical-Drugs		4,199
Medical-Generic Drugs — 2.0%		
Barr Pharmaceuticals*	61,526	2,972
Total Medical-Generic Drugs		2,972
Medical-HMO — 0.4%		
Magellan Health Services*	14,584	579
Total Medical-HMO		579
Medical-Outpatient/Home Medical — 1.5%		
Lincare Holdings*	80,150	2,253
Total Medical-Outpatient/Home Medical		2,253
Metal Processors & Fabricators — 0.8%		
Haynes International*	16,699	917
Sterlite Industries ADR*	19,810	353
Total Metal Processors & Fabricators		1,270

Description	Shares	Value (000)
Motion Pictures & Services — 0.7%		
Macrovision*	77,595	$ 1,048
Total Motion Pictures & Services		1,048
Multimedia — 1.1%		
EW Scripps, Cl A	25,400	1,067
Factset Research Systems	11,610	625
Total Multimedia		1,692
Non-Hazardous Waste Disposal — 1.8%		
Allied Waste Industries*	247,680	2,677
Total Non-Hazardous Waste Disposal		2,677
Office Automation & Equipment — 2.2%		
Pitney Bowes	92,440	3,237
Total Office Automation & Equipment		3,237
Oil & Gas Drilling — 0.7%		
Rowan	24,490	1,008
Total Oil & Gas Drilling		1,008
Oil-Field Services — 3.2%		
BJ Services	63,780	1,818
Exterran Holdings*	30,141	1,945
Helix Energy Solutions Group*	34,255	1,079
Total Oil-Field Services		4,842
Paper & Related Products — 1.0%		
Smurfit-Stone Container*	192,340	1,481
Total Paper & Related Products		1,481
Pipelines — 4.6%		
El Paso	238,054	3,961
El Paso Pipeline Partners	66,800	1,514
Targa Resources Partners	59,440	1,382
Total Pipelines		6,857
Platinum — 1.6%		
Stillwater Mining*	160,460	2,482
Total Platinum		2,482
Printing-Commercial — 1.4%		
RR Donnelley & Sons	35,308	1,070
Valassis Communications*	92,510	1,004
Total Printing-Commercial		2,074
Private Corrections — 1.1%		
Corrections Corp of America*	61,770	1,700
Total Private Corrections		1,700

OLD MUTUAL MID-CAP FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2008

Description	Shares	Value (000)
Reinsurance — 9.0%		
Allied World Assurance Holdings	45,801	$ 1,818
Aspen Insurance Holdings	103,140	2,721
Everest Re Group	28,632	2,563
Montpelier Re Holdings	193,990	3,114
Odyssey Re Holdings	32,310	1,187
Validus Holdings	91,250	2,138
Total Reinsurance		13,541
Retail-Apparel/Shoe — 1.5%		
AnnTaylor Stores*	33,890	820
Limited Brands	82,780	1,416
Total Retail-Apparel/Shoe		2,236
Retail-Restaurants — 0.5%		
Brinker International	39,540	734
Total Retail-Restaurants		734
S&L/Thrifts-Eastern US — 1.6%		
New York Community Bancorp	129,770	2,364
Total S&L/Thrifts-Eastern US		2,364
Semiconductor Components-Integrated Circuits — 4.0%		
Cypress Semiconductor*	28,769	679
Maxim Integrated Products	262,948	5,362
Total Semiconductor Components-Integrated Circuits		6,041
Semiconductor Equipment — 0.6%		
Novellus Systems*	44,280	932
Total Semiconductor Equipment		932
Telecommunications Equipment-Fiber Optics — 1.6%		
JDS Uniphase*	178,625	2,392
Total Telecommunications Equipment-Fiber Optics		2,392
Telecommunications Services — 0.5%		
Amdocs*	26,780	759
Total Telecommunications Services		759
Telephone-Integrated — 0.7%		
Telephone & Data Systems	25,370	996
Total Telephone-Integrated		996
Therapeutics — 3.5%		
Medicines*	182,615	3,689
Warner Chilcott, Cl A*	84,683	1,524
Total Therapeutics		5,213

Description	Shares	Value (000)
Wireless Equipment — 1.6%		
Alvarion*	132,080	$ 958
RF Micro Devices*	529,280	1,408
Total Wireless Equipment		2,366
Total Common Stock (Cost $154,092)		150,153
Money Market Fund — 2.7%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	4,024,715	4,025
Total Money Market Fund (Cost $4,025)		4,025
Total Investments — 102.5% (Cost $158,117)		154,178
Other Assets and Liabilities, Net — (2.5%)		(3,731)
Total Net Assets — 100.0%		$150,447

For descriptions of abbreviations and footnotes, please refer to page 158.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL SELECT GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Ashfield Capital Partners, LLC and Turner Investment Partners, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the one-year period ended March 31, 2008, the 1.72% gain of the Class Z shares of the Old Mutual Select Growth Fund (the "Fund") exceeded the (1.45)% decline of its benchmark, the Russell 3000® Growth Index. Performance for all share classes can be found on page 93.

Q. What investment environment did the Fund face during the past year?

A. Financial markets remained volatile during the period as investors contended with falling profits, weaker housing, job losses, higher inflation and a credit crisis. Equity markets were weak across the board, without regard to market capitalization, investment style or region. Despite concerns about growth, commodities surged for much of the period as dollar weakness persisted.

Q. Which market factors influenced the Fund's relative performance?

A. As the economy began to weaken, the market looked favorably on companies with solid earnings growth for much of the period. However, that sentiment changed at the end of 2007 as investors became considerably more risk averse and failed to reward companies that managed to report solid earnings.

Q. How did portfolio composition affect Fund performance?

A. Stock selection in the industrials, health care and materials sectors contributed positively to the Fund's relative performance during the period while stock selection in information technology, an underweight in energy and financials detracted from performance.

Among the individual stocks that contributed to the Fund's performance during the period were First Solar, a designer and manufacturer of solar electric power modules; Apple, a computer hardware manufacturer; and Monsanto, the world's largest seed producer. Demand for solar energy has been high and several catalysts have helped to drive First Solar, an industrials sector company's performance, including the announcement of a third facility slated to be online sooner than expected and a new sales contract with a Spanish renewable energy project developer. Apple, an information technology holding, benefited from the launch of new, innovative products such as the iPhone. Within the materials sector, Monsanto raised its 2008 outlook as the firm's products began to take hold in countries that were previously a challenge to enter. Also, higher grain prices forced farmers to better protect their crops, increasing demand for Monsanto's weed killer and its genetically modified corn and soybeans. Detractors from performance during the period included consumer discretionary stock Coach and information technology holdings MEMC Electronic Materials and Nokia. Coach, a designer and marketer of accessories and gifts, was hurt by a weakening U.S. economy and decreased demand during the period. MEMC Electronic Materials, a supplier of silicon wafers to the chip and solar industries, lagged on general macroeconomic concerns within their semiconductor business. Nokia, a Finnish mobile phone manufacturer, was weak due to the European Commission opening an in-depth investigation into Nokia's planned $1.8 billion acquisition of Navtec.

Performance Highlights

- *For the one-year period ended March 31, 2008, the 1.72% gain of the Class Z shares of the Old Mutual Select Growth Fund exceeded the (1.45)% decline of its benchmark, the Russell 3000® Growth Index.*

- *Stock selection in the industrials, health care and materials sectors contributed positively to the Fund's relative performance during the period while stock selection in information technology, an underweight in energy and financials detracted from performance.*

- *Among the individual stocks that contributed to the Fund's performance during the period were First Solar, a designer and manufacturer of solar electric power modules; Apple, a computer hardware manufacturer; and Monsanto, the world's largest seed producer.*

- *Detractors from performance during the period included consumer discretionary stock Coach and information technology holdings MEMC Electronic Materials and Nokia.*

Select Growth Fund

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Ashfield Capital Partners, LLC and Turner Investment Partners, LLC

Top Ten Holdings
as of March 31, 2008

Cisco Systems	4.8%
CME Group	4.0%
Corning	3.8%
Coach	2.9%
GameStop, Cl A	2.7%
Gilead Sciences	2.6%
Deere	2.5%
Charles River Laboratories	2.5%
Qualcomm	2.5%
Applied Materials	2.2%
As a % of Total Fund Investments	30.5%

Q. What is the investment outlook for the growth market?

A. Ashfield Capital Partners, LLC ("Ashfield") believes equities may be poised for a comeback in the second quarter of 2008 and that they may outperform other asset classes over the remainder of the year. With recessionary concerns on consumers' minds, the near-term outlook continues to appear volatile, but Ashfield believes that the bottom may be near, if not behind us already. Small-cap stocks continue to be a company-by-company story rather than being driven by broader themes.

While a number of key indicators were flashing signals suggesting that the economy may slip into a recession at the end of the period, Turner Investment Partners, LLC ("Turner") believes it is still possible that a recession may not occur. If one does materialize, however, Turner expects it to be brief and shallow, especially in light of the government's professed resolve to administer a solid dose of fiscal and monetary stimulus to the economy. Turner believes that the stock market may have already largely discounted the worst and that corporate earnings, in aggregate, may rise in 2008, although the firm notes that earnings estimates are likely to be reduced in the near term.

Other reasons for the firm's optimism include healthy earnings outside of the financial services sector, strong corporate balance sheets, and unemployment claims that remain low relative to past challenging economic times. Additionally, the firm points out that growth stocks remain inexpensive when their valuations are compared to those of value stocks. Overall, Turner believes these factors should help provide a supportive backdrop for stocks for remainder of 2008.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2008

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	04/05/95	1.72%	9.23%	10.60%	2.50%	9.37%
Class A with load	09/30/03	(4.35)%	6.84%	n/a	n/a	5.02%
Class A without load	09/30/03	1.50%	8.97%	n/a	n/a	6.42%
Class C with load	09/30/03	(0.31)%	8.14%	n/a	n/a	5.62%
Class C without load	09/30/03	0.69%	8.14%	n/a	n/a	5.62%
Institutional Class	12/20/06[1]	1.88%	n/a	n/a	n/a	1.72%
Russell 3000® Growth Index	04/05/95	(1.45)%	6.30%	10.26%	1.29%	7.51%

Past performance is not a guarantee of future results. Part of the Fund's performance is due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlements distributions will occur in the future or have a similar impact on performance. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Prior to January 1, 2006, the Fund was managed by an investment manager different than the Fund's current sub-advisors. In addition, prior to February 10, 2007, the Fund was managed by sub-advisors different than the Fund's current sub-advisors and the Fund's performance prior to these periods, may not be indicative of how the Fund will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.61% and 1.25%; 5.23% and 1.50%; 8.93% and 2.25%; and 0.98% and 0.95%, respectively. Expenses for Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1998 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2008 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2008

Description	Shares	Value (000)
Common Stock — 97.6%		
Advertising Sales — 0.8%		
Focus Media Holding ADR*	23,070	$ 811
Total Advertising Sales		811
Aerospace/Defense — 0.9%		
Boeing	13,270	987
Total Aerospace/Defense		987
Agricultural Chemicals — 1.5%		
Monsanto	14,530	1,620
Total Agricultural Chemicals		1,620
Applications Software — 1.3%		
Microsoft	46,910	1,331
Total Applications Software		1,331
Beverages-Non-Alcoholic — 1.3%		
PepsiCo	19,200	1,386
Total Beverages-Non-Alcoholic		1,386
Building-Residential/Commercial — 1.9%		
Pulte Homes	138,130	2,010
Total Building-Residential/Commercial		2,010
Casino Hotels — 1.3%		
Wynn Resorts	13,170	1,325
Total Casino Hotels		1,325
Casino Services — 1.9%		
International Game Technology	49,820	2,003
Total Casino Services		2,003
Coffee — 1.7%		
Green Mountain Coffee Roasters*	54,840	1,736
Total Coffee		1,736
Computer Services — 1.0%		
Cognizant Technology Solutions, Cl A*	35,920	1,036
Total Computer Services		1,036
Computers — 7.3%		
Apple*	16,300	2,339
Hewlett-Packard	31,200	1,425
International Business Machines	15,400	1,773
Research In Motion*	18,650	2,093
Total Computers		7,630
Computers-Memory Devices — 0.9%		
Seagate Technology	46,500	974
Total Computers-Memory Devices		974

Description	Shares	Value (000)
Diversified Manufacturing Operations — 3.7%		
Danaher	20,980	$ 1,595
General Electric	60,610	2,243
Total Diversified Manufacturing Operations		3,838
Electronic Components-Miscellaneous — 0.4%		
Garmin	7,130	385
Total Electronic Components-Miscellaneous		385
Electronic Components-Semiconductors — 3.8%		
Intel	52,060	1,103
MEMC Electronic Materials*	24,950	1,769
Texas Instruments	39,200	1,108
Total Electronic Components-Semiconductors		3,980
Electronic Connectors — 0.6%		
Amphenol, Cl A	17,760	662
Total Electronic Connectors		662
Electronic Forms — 1.1%		
Adobe Systems*	33,400	1,189
Total Electronic Forms		1,189
Energy-Alternate Sources — 2.2%		
First Solar*	10,050	2,323
Total Energy-Alternate Sources		2,323
Fiduciary Banks — 2.0%		
State Street	26,660	2,106
Total Fiduciary Banks		2,106
Finance-Other Services — 4.0%		
CME Group	8,950	4,198
Total Finance-Other Services		4,198
Instruments-Scientific — 1.0%		
Thermo Fisher Scientific*	19,000	1,080
Total Instruments-Scientific		1,080
Internet Infrastructure Software — 1.0%		
Akamai Technologies*	35,300	994
Total Internet Infrastructure Software		994
Machinery-Construction & Mining — 0.8%		
Terex*	13,090	818
Total Machinery-Construction & Mining		818
Machinery-Farm — 2.6%		
Deere	33,230	2,673
Total Machinery-Farm		2,673

Description	Shares	Value (000)
Machinery-General Industry — 2.1%		
Manitowoc	54,600	$ 2,228
Total Machinery-General Industry		2,228
Medical Instruments — 1.8%		
Intuitive Surgical*	5,820	1,888
Total Medical Instruments		1,888
Medical Products — 3.1%		
Baxter International	28,900	1,671
Stryker	24,400	1,587
Total Medical Products		3,258
Medical-Biomedical/Genetic — 4.2%		
Charles River Laboratories*	45,080	2,657
Genentech*	21,890	1,777
Total Medical-Biomedical/Genetic		4,434
Medical-Drugs — 0.8%		
Schering-Plough	61,600	888
Total Medical-Drugs		888
Medical-HMO — 1.1%		
Aetna	28,500	1,200
Total Medical-HMO		1,200
Metal Processors & Fabricators — 1.8%		
Precision Castparts	18,000	1,837
Total Metal Processors & Fabricators		1,837
Networking Products — 7.0%		
Cisco Systems*	210,570	5,073
Juniper Networks*	88,660	2,217
Total Networking Products		7,290
Oil Companies-Exploration & Production — 1.3%		
Ultra Petroleum*	16,900	1,310
Total Oil Companies-Exploration & Production		1,310
Oil Field Machinery & Equipment — 1.3%		
Cameron International*	33,200	1,382
Total Oil Field Machinery & Equipment		1,382
Oil-Field Services — 0.9%		
Schlumberger	10,920	950
Total Oil-Field Services		950
Real Estate Management/Services — 1.1%		
Jones Lang LaSalle	14,910	1,153
Total Real Estate Management/Services		1,153

Description	Shares	Value (000)
Retail-Apparel/Shoe — 3.9%		
Coach*	100,770	$ 3,038
Guess ?	25,000	1,012
Total Retail-Apparel/Shoe		4,050
Retail-Computer Equipment — 2.7%		
GameStop, Cl A*	55,550	2,872
Total Retail-Computer Equipment		2,872
Retail-Discount — 2.3%		
Big Lots*	58,400	1,302
Target	21,000	1,064
Total Retail-Discount		2,366
Retail-Restaurants — 2.0%		
Chipotle Mexican Grill, Cl A*	17,870	2,027
Total Retail-Restaurants		2,027
Semiconductor Equipment — 2.3%		
Applied Materials	120,080	2,343
Total Semiconductor Equipment		2,343
Telecommunications Equipment-Fiber Optics — 3.8%		
Corning	165,480	3,978
Total Telecommunications Equipment-Fiber Optics		3,978
Therapeutics — 4.6%		
BioMarin Pharmaceuticals*	59,050	2,089
Gilead Sciences*	53,130	2,738
Total Therapeutics		4,827
Web Portals/ISP — 1.1%		
Google, Cl A*	2,630	1,158
Total Web Portals/ISP		1,158
Wireless Equipment — 3.4%		
Nokia ADR	30,700	977
Qualcomm	63,610	2,608
Total Wireless Equipment		3,585
Total Common Stock (Cost $99,166)		**102,119**
Money Market Fund — 2.7%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	2,823,067	2,823
Total Money Market Fund (Cost $2,823)		**2,823**
Total Investments — 100.3% (Cost $101,989)		**104,942**
Other Assets and Liabilities, Net — (0.3)%		**(320)**
Total Net Assets — 100.0%		**$ 104,622**

The accompanying notes are an integral part of the financial statements.

For descriptions of abbreviations and footnotes, please refer to page 158.

OLD MUTUAL SMALL CAP FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Eagle Asset Management, Inc. and Liberty Ridge Capital, Inc.

Performance Highlights

• For the one-year period ended March 31, 2008, the Old Mutual Small Cap Fund relatively outperformed its benchmark, the Russell 2000® Index. The Fund's Class Z shares lost (7.41)%, versus a loss of (13.00)% for the Index.

• From a sector perspective, stock selection in information technology, industrials and consumer discretionary contributed positively to performance while stock selection in financials and underweights in utilities and health care detracted from the Fund's gains.

• Among the stocks that contributed positively to the Fund's performance during the period were EDO (no longer a Fund holding), Stillwater Mining and FMC Technologies (no longer a Fund holding).

• Stocks that detracted from the Fund's performance during the period included newsprint producer AbitibiBowater (no longer a Fund holding), insurance provider Security Capital Assurance (no longer a Fund holding) and print industry supplier Electronics for Imaging (no longer a Fund holding).

Q. How did the Fund perform relative to its benchmark?

A. For the one-year period ended March 31, 2008, the Old Mutual Small Cap Fund (the "Fund") relatively outperformed its benchmark, the Russell 2000® Index (the "Index"). The Fund's Class Z shares lost (7.41)%, versus a loss of (13.00)% for the Index. Performance for all share classes can be found on page 98.

Q. What investment environment did the Fund face during the past year?

A. Several themes emerged during the period, but two seemed to dominate market sentiment. First, the continued strength of gross domestic product growth in emerging market countries led to continued strong interest from market participants. Market segments associated with emerging-market strength (basic materials, infrastructure development and firms with high levels of non-U.S. sales and earnings) saw steadfast interest throughout the period, leading to outperformance of momentum-oriented strategies. Second, the housing market downturn and dislocation in the mortgage market caused a sharp increase in volatility in the latter half of 2007 and into 2008. Recognition of trouble in the mortgage market was followed by a general decreased willingness for market participants to adequately price a wide range of previously liquid financial instruments (for example, commercial paper and asset backed securities), leading to a credit crunch that severely disrupted all markets. A series of interventions by the Federal Reserve Board starting in mid-September, while not completely stabilizing credit markets, helped calm nerves temporarily. But as the period came to an end, credit, housing and liquidity once again took center stage as a number of large financial institutions saw dramatic write-downs in the value of their portfolio assets, and market confidence in even the largest and most diversified financial institutions was severely shaken. By the end of the period, market participants seemed to believe that the credit and housing turmoil of 2007 would lead to an overall economic slowdown in 2008. Overall, growth stock indexes dramatically outperformed value-oriented indexes, while mid- and large-cap stocks outperformed their small-cap peers.

Q. Which market factors influenced the Fund's relative performance?

A. During volatile times such as the year ended March 31, 2008, Eagle Asset Management, Inc. ("Eagle") remained focused on high-quality, slightly larger-capitalization companies including what the firm calls "global growers". Eagle's portion of the Fund was overweight relative the benchmark in the technology and industrials sectors and underweight consumer cyclicals and more cyclical-type financials sector stocks. This strategy aided performance during the period.

Though stock-specific factors, rather than macroeconomic themes, generally account for Liberty Ridge Capital, Inc.'s ("Liberty Ridge) portion of the Fund's relative results, a few more generalized factors drove some performance divergence during the year. Stock price momentum was an overwhelming driver of performance. Although Liberty Ridge analyzes near-term dynamics as part of the firm's investment process, the Fund was somewhat underexposed to segments that were most rewarded by momentum this year, specifically companies with highly cyclical earnings streams coupled with emerging markets exposure. Conversely, the Fund largely avoided exposure to companies directly exposed to the faltering housing and credit markets.

Q. How did portfolio composition affect Fund performance?

A. From a sector perspective, stock selection in information technology, industrials and consumer discretionary contributed positively to performance while stock selection in financials and underweights in utilities and health care detracted from the Fund's gains.

Among the stocks that contributed positively to the Fund's performance during the period were EDO (no longer a Fund holding), Stillwater Mining and FMC Technologies (no longer a Fund holding). Industrials sector holding EDO, a defense equipment provider, was acquired by ITT during the third quarter of 2007 and its stock price benefited as a result. Materials sector holding Stillwater Mining, a palladium and platinum producer, performed well as platinum and palladium prices spiked after large South African competitors encountered production difficulties. Manufacturer of products used in deepwater exploration and production of crude oil and natural gas, FMC Technologies, an energy sector holding, handily beat earnings estimates every quarter due to expanding margins and higher than anticipated revenues.

Stocks that detracted from the Fund's performance during the period included newsprint producer AbitibiBowater (no longer a Fund holding), insurance provider Security Capital Assurance (no longer a Fund holding) and print industry supplier Electronics for Imaging (no longer a Fund holding). Materials-sector stock AbitibiBowater's competitive position was negatively impacted by a strong Canadian dollar had a negative impact on operating margins during the period, and weak end-market demand. Security Capital Assurance, in the financials sector, traded down on reviews of capital adequacy conducted by rating agencies Fitch and Moody's. Eagle sold Security Capital Assurance from its portion of the Fund's portfolio due to what it views as a lack of visibility and risk to the overall business model. Electronics for Imaging, an information technology holding, traded down on preannounced sales shortfalls and warned of future earnings weakness due to a slowdown in spending for printers by enterprise customers.

Q. **What is the investment outlook for the small-cap equity market?**

A. Eagle notes that its take-away from the most recent episode of market volatility is that investors must be willing to appear to be "wrong" in some months or even some quarters to achieve long-term outperformance. Hedge funds have short time horizons and their behavior has an increasingly large influence on the market. Eagle believes the market places too much emphasis on the close future and not enough to intermediate- or long-term fundamentals. Hedge-fund activities may require investors to practice more patience and/or engage in select contrarian trades.

Sharply declining interest rates create a more secure backdrop for finance and consumer cyclical names, but Eagle notes that it is apt to add slowly to the financials sector, thereby gradually correcting its current underweight position relative the benchmark. Valuations in the financials sector seem appealing in Eagle's view and, thus far, book value for many financials sector companies have held fast. Overall, Eagle maintains a risk-averse posture and the firm seeks to find valuations and risks that strike a reasonable balance.

Liberty Ridge notes that the markets seem to be returning to industries and sectors that have posted the worst operating results and have been given the most tenuous outlooks, trying to price-in the eventual recovery of highly levered financial institutions, homebuilders, auto manufacturers and other businesses exposed to the current credit crunch and consumer slowdown. The sub-advisor believes the next six to twelve months will be a re-evaluation period for many of the most levered equities resulting in a further downturn that is reflective of diminished growth prospects and increased risk. Liberty Ridge does not, however, believe the economy will turn sharply toward the negative, as many headlines trumpet. As investors regain faith in the overall trajectory of the U.S. and world economies, Liberty Ridge expects they will rotate back to long-ignored equities with solid cash balances, reasonable debt levels and solid growth prospects. The sub-advisor expects volatility to remain elevated over the next two months as companies announce first-quarter 2008 results and work to temper expectations for the remainder of 2008. If the market reacts poorly to earnings outlooks, Liberty Ridge expects to continue moving the Fund's portfolio into growth names that Liberty Ridge believes have strong prospects for growth but are temporarily depressed. In uncertain times, opportunity may exist to build positions in high quality business franchises at prices that help to offset risk, in the sub-advisor's view. Liberty Ridge continues to focus on finding companies it believes will perform well regardless of short-term macroeconomic preoccupations and believes a long-term outlook rewards investors over time.

Top Ten Holdings as of March 31, 2008	
Arch Capital Group	1.5%
Ansys	1.3%
PerkinElmer	1.3%
Orthofix International	1.2%
Cellcom Israel	1.1%
Teledyne Technologies	1.1%
John Wiley & Sons, Cl A	1.1%
STERIS	1.0%
RLI	1.0%
Novell	1.0%
As a % of Total Fund Investments	11.6%

Small Cap Fund

OLD MUTUAL SMALL CAP FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2008

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	04/30/97	(7.41)%	5.24%	14.25%	6.49%	10.73%
Class A with load	09/30/03	(12.94)%	2.94%	n/a	n/a	8.34%
Class A without load	09/30/03	(7.63)%	5.00%	n/a	n/a	9.77%
Class C with load	09/30/03	(9.25)%	4.18%	n/a	n/a	8.93%
Class C without load	09/30/03	(8.34)%	4.18%	n/a	n/a	8.93%
Institutional Class	12/20/06[1]	(7.38)%	n/a	n/a	n/a	(2.38)%
Russell 2000® Index	04/30/97	(13.00)%	5.06%	14.90%	4.96%	12.09%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

As of January 1, 2006, certain of the Fund's assets began to be managed by a sub-advisor different than the Fund's former advisor, and the Fund's former advisor became a sub-advisor to the Fund. As a result, the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.67% and 1.25%; 4.65% and 1.50%; 5.88% and 2.25%; and 1.11% and 1.10%, respectively. Expenses for Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Old Mutual Small Cap Fund, Class Z
Russell 2000® Index

$18,764
$16,229

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31, 1998 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2008 — % of Total Fund Investments



Utilities (4.6%)
Telecommunications Services (1.7%)
Materials (8.6%)
Information Technology (23.3%)
Industrials (15.9%)
Health Care (13.2%)
Financials (10.6%)
Energy (6.0%)
Consumer Staples (2.1%)
Consumer Discretionary (10.5%)
Cash Equivalents (3.5%)

Schedule of Investments

As of March 31, 2008

Description	Shares	Value (000)
Common Stock — 96.3%		
Aerospace/Defense — 1.5%		
Aerovironment*	6,885	$ 141
Teledyne Technologies*	7,630	359
Total Aerospace/Defense		500
Aerospace/Defense-Equipment — 2.0%		
B/E Aerospace*	2,385	83
DRS Technologies	4,735	276
Heico	2,105	103
Heico, Cl A	2,130	84
Orbital Sciences*	4,470	108
Total Aerospace/Defense-Equipment		654
Apparel Manufacturers — 0.5%		
Maidenform Brands*	5,570	91
True Religion Apparel*	4,450	82
Total Apparel Manufacturers		173
Applications Software — 1.5%		
EPIQ Systems*	4,695	73
Patni Computer Systems ADR	9,760	112
Progress Software*	10,705	320
Total Applications Software		505
Auction House/Art Dealer — 0.4%		
Ritchie Bros Auctioneers	1,590	131
Total Auction House/Art Dealer		131
Beverages-Non-Alcoholic — 0.5%		
Coca-Cola Bottling	2,650	163
Total Beverages-Non-Alcoholic		163
Building Products-Cement/Aggregate — 0.4%		
Texas Industries	2,120	127
Total Building Products-Cement/Aggregate		127
Cable TV — 0.1%		
Lodgenet Interactive	3,600	22
Total Cable TV		22
Cellular Telecommunications — 1.1%		
Cellcom Israel	11,505	362
Total Cellular Telecommunications		362
Chemicals-Diversified — 0.8%		
Celanese, Ser A	5,800	226
Olin	2,075	41
Total Chemicals-Diversified		267

Description	Shares	Value (000)
Chemicals-Specialty — 1.1%		
Albemarle	6,090	$ 222
Balchem	1,220	28
Hercules	5,785	106
Total Chemicals-Specialty		356
Coal — 0.8%		
Massey Energy	4,650	170
Walter Industries	1,725	108
Total Coal		278
Coatings/Paint — 0.3%		
RPM International	4,205	88
Total Coatings/Paint		88
Commercial Banks-Central US — 0.1%		
Cullen/Frost Bankers	750	40
Total Commercial Banks-Central US		40
Commercial Services — 0.9%		
CoStar Group*	4,180	180
Healthcare Services Group	5,355	111
Total Commercial Services		291
Commercial Services-Finance — 1.2%		
Interactive Data	6,780	193
Riskmetrics Group*	3,295	64
Wright Express*	5,305	163
Total Commercial Services-Finance		420
Communications Software — 0.3%		
DivX*	15,330	107
Total Communications Software		107
Computer Aided Design — 1.3%		
Ansys*	12,750	440
Total Computer Aided Design		440
Computer Graphics — 0.0%		
Monotype Imaging Holdings*	25	—
Total Computer Graphics		—
Computer Services — 1.0%		
DST Systems*	2,625	173
IHS, Cl A*	2,510	161
Total Computer Services		334
Computer Software — 0.2%		
Blackbaud	2,960	72
Total Computer Software		72

OLD MUTUAL SMALL CAP FUND — continued

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2008

Description	Shares	Value (000)
Computers-Integrated Systems — 1.3%		
NCI, Cl A*	9,440	$ 178
Radisys*	8,255	83
Teradata*	8,460	187
Total Computers-Integrated Systems		448
Computers-Memory Devices — 0.2%		
Silicon Storage Technology*	29,665	78
Total Computers-Memory Devices		78
Computers-Peripheral Equipment — 0.5%		
Logitech International*	6,090	155
Total Computers-Peripheral Equipment		155
Consulting Services — 2.0%		
Corporate Executive Board	2,920	118
Gartner*	5,045	98
Maximus	5,820	214
Watson Wyatt Worldwide, Cl A	4,485	254
Total Consulting Services		684
Containers-Metal/Glass — 1.5%		
Greif, Cl A	3,040	207
Silgan Holdings	6,020	299
Total Containers-Metal/Glass		506
Containers-Paper/Plastic — 2.0%		
Bemis	8,650	220
Pactiv*	10,095	265
Sonoco Products	5,870	168
Total Containers-Paper/Plastic		653
Cosmetics & Toiletries — 0.6%		
Alberto-Culver	7,820	214
Total Cosmetics & Toiletries		214
Data Processing/Management — 0.5%		
Dun & Bradstreet	2,160	176
Total Data Processing/Management		176
Decision Support Software — 0.6%		
SPSS*	4,865	189
Total Decision Support Software		189
Diagnostic Equipment — 0.6%		
Gen-Probe*	4,270	206
Immucor*	5	—
Total Diagnostic Equipment		206
Diagnostic Kits — 0.9%		
Meridian Bioscience	9,545	319
Total Diagnostic Kits		319

Description	Shares	Value (000)
Dialysis Centers — 0.5%		
Dialysis Corp Of America*	22,025	$ 161
Total Dialysis Centers		161
Direct Marketing — 0.1%		
Valuevision Media, Cl A*	8,135	45
Total Direct Marketing		45
Diversified Manufacturing Operations — 0.9%		
Acuity Brands	2,695	116
SPX	1,635	172
Total Diversified Manufacturing Operations		288
Educational Software — 0.2%		
Blackboard*	2,415	80
Total Educational Software		80
Electric Products-Miscellaneous — 0.4%		
Ametek	3,352	147
Total Electric Products-Miscellaneous		147
Electric-Integrated — 1.1%		
Portland General Electric	9,625	217
Westar Energy	7,305	166
Total Electric-Integrated		383
Electric-Transmission — 1.0%		
ITC Holdings	6,215	324
Total Electric-Transmission		324
Electronic Components-Miscellaneous — 0.8%		
Celestica*	40,245	270
Total Electronic Components-Miscellaneous		270
Electronic Components-Semiconductors — 3.4%		
Bookham*	49,555	68
DSP Group*	19,585	249
Fairchild Semiconductor International*	6,790	81
Ikanos Communications*	39,815	182
ON Semiconductor*	41,195	234
Qlogic*	10,195	156
Semtech*	2,525	36
SiRF Technology Holdings*	8,105	41
Zoran*	6,780	93
Total Electronic Components-Semiconductors		1,140
Electronic Connectors — 1.0%		
Amphenol, Cl A	8,760	326
Total Electronic Connectors		326

Description	Shares	Value (000)
Electronic Design Automation — 0.3%		
Synplicity*	11,855	$ 93
Total Electronic Design Automation		93
Electronic Measuring Instruments — 0.5%		
National Instruments	6,545	171
Total Electronic Measuring Instruments		171
Engineering/R&D Services — 0.3%		
URS*	2,801	92
Total Engineering/R&D Services		92
Enterprise Software/Services — 1.2%		
Novell*	52,430	330
PROS Holdings*	5,140	64
Total Enterprise Software/Services		394
Entertainment Software — 0.1%		
Take-Two Interactive Software*	1,965	50
Total Entertainment Software		50
Fiduciary Banks — 0.5%		
Wilmington Trust	4,945	154
Total Fiduciary Banks		154
Finance-Investment Banker/Broker — 0.8%		
Cowen Group*	11,890	84
Interactive Brokers Group, Cl A*	6,620	170
Total Finance-Investment Banker/Broker		254
Food-Baking — 0.4%		
Flowers Foods	5,262	130
Total Food-Baking		130
Food-Dairy Products — 0.6%		
Dean Foods	10,595	213
Total Food-Dairy Products		213
Gas-Distribution — 1.8%		
AGL Resources	5,952	204
Southwest Gas	7,570	212
UGI	7,570	189
Total Gas-Distribution		605
Human Resources — 0.8%		
Cross Country Healthcare*	12,245	151
Hudson Highland Group*	12,585	107
Total Human Resources		258

Description	Shares	Value (000)
Industrial Automation/Robot — 1.0%		
Cognex	8,110	$ 177
Nordson	3,045	164
Total Industrial Automation/Robot		341
Instruments-Controls — 0.3%		
Photon Dynamics*	9,495	101
Total Instruments-Controls		101
Instruments-Scientific — 1.7%		
PerkinElmer	18,010	438
Varian*	2,050	119
Total Instruments-Scientific		557
Internet Application Software — 0.2%		
CryptoLogic	4,960	79
Total Internet Application Software		79
Internet Incubators — 0.4%		
Internet Capital Group*	11,595	121
Total Internet Incubators		121
Investment Management/Advisory Services — 0.5%		
AllianceBernstein Holding*	2,630	167
Total Investment Management/Advisory Services		167
Lasers-Systems/Components — 0.8%		
Electro Scientific Industries*	3,785	62
Rofin-Sinar Technologies*	4,290	193
Total Lasers-Systems/Components		255
Leisure & Recreational Products — 0.5%		
WMS Industries	4,780	172
Total Leisure & Recreational Products		172
Life/Health Insurance — 1.3%		
Delphi Financial Group, Cl A	7,465	218
Reinsurance Group of America	3,900	212
Total Life/Health Insurance		430
Machinery-Material Handling — 0.9%		
Columbus McKinnon*	9,990	309
Total Machinery-Material Handling		309
Medical Instruments — 1.1%		
Edwards Lifesciences*	2,820	124
Natus Medical*	13,910	252
Total Medical Instruments		376

Old Mutual Small Cap Fund — continued

Schedule of Investments

As of March 31, 2008

Description	Shares	Value (000)
Medical Labs & Testing Services — 0.5%		
Icon ADR*	2,785	$ 181
Total Medical Labs & Testing Services		181
Medical Products — 1.8%		
Orthofix International*	9,975	397
Zoll Medical*	7,705	205
Total Medical Products		602
Medical Sterilization Product — 1.0%		
STERIS	13,165	353
Total Medical Sterilization Product		353
Medical-Biomedical/Genetic — 1.9%		
Bio-Rad Laboratories, Cl A*	2,180	194
Cambrex	10,340	72
Martek Biosciences*	4,665	143
Qiagen*	11,895	247
Total Medical-Biomedical/Genetic		656
Medical-Generic Drugs — 0.1%		
Perrigo	1,320	50
Total Medical-Generic Drugs		50
Medical-Hospitals — 1.2%		
Medcath*	10,330	188
Universal Health Services, Cl B	3,935	211
Total Medical-Hospitals		399
Medical-Outpatient/Home Medical — 0.5%		
Amsurg*	6,475	153
Total Medical-Outpatient/Home Medical		153
Metal Processors & Fabricators — 0.8%		
CIRCOR International	3,240	150
Haynes International*	2,140	117
Total Metal Processors & Fabricators		267
Miscellaneous Manufacturing — 0.2%		
Trimas*	14,080	74
Total Miscellaneous Manufacturing		74
Motion Pictures & Services — 0.8%		
DreamWorks Animation SKG, Cl A*	9,885	255
Total Motion Pictures & Services		255
Multimedia — 1.6%		
Belo, Cl A	17,345	183
Corus Entertainment, Cl B	11,010	194
Gemstar-TV Guide International*	37,195	175
Total Multimedia		552

Description	Shares	Value (000)
Networking Products — 0.9%		
Extreme Networks*	48,535	$ 150
Polycom*	6,650	150
Total Networking Products		300
Non-Hazardous Waste Disposal — 0.8%		
Waste Connections*	9,222	283
Total Non-Hazardous Waste Disposal		283
Oil Companies-Exploration & Production — 2.1%		
Berry Petroleum, Cl A	6,095	283
Bill Barrett*	1,915	90
Harvest Natural Resources*	15,605	188
Stone Energy*	3,095	162
Total Oil Companies-Exploration & Production		723
Oil Field Machinery & Equipment — 1.0%		
Dresser-Rand Group*	4,555	140
Lufkin Industries	3,315	212
Total Oil Field Machinery & Equipment		352
Oil-Field Services — 1.9%		
Key Energy Services*	23,400	314
Oceaneering International*	2,790	176
Willbros Group*	4,885	149
Total Oil-Field Services		639
Paper & Related Products — 1.1%		
Neenah Paper	5,235	135
Potlatch	2,290	95
Schweitzer-Mauduit International	5,690	132
Total Paper & Related Products		362
Platinum — 0.8%		
Stillwater Mining*	18,265	283
Total Platinum		283
Power Conversion/Supply Equipment — 0.5%		
Hubbell, Cl B	4,210	184
Total Power Conversion/Supply Equipment		184
Precious Metals — 0.2%		
North American Palladium*	14,365	78
Total Precious Metals		78
Printing-Commercial — 0.8%		
Consolidated Graphics*	2,255	126
Valassis Communications*	12,480	135
Total Printing-Commercial		261

Description	Shares	Value (000)
Property/Casualty Insurance — 3.8%		
Arch Capital Group*	7,145	$ 491
CNA Surety*	15,185	233
RLI	6,710	333
United America Indemnity, Cl A*	5,175	100
Zenith National Insurance	3,750	134
Total Property/Casualty Insurance		1,291
Publishing-Books — 1.1%		
John Wiley & Sons, Cl A	9,040	359
Total Publishing-Books		359
Publishing-Newspapers — 0.2%		
Dolan Media*	4,115	83
Total Publishing-Newspapers		83
Quarrying — 0.5%		
Compass Minerals International	2,680	158
Total Quarrying		158
Racetracks — 0.7%		
International Speedway, Cl A	6,080	250
Total Racetracks		250
Reinsurance — 1.6%		
Aspen Insurance Holdings	6,335	167
Montpelier Re Holdings	9,420	151
Validus Holdings	8,760	205
Total Reinsurance		523
REITs-Hotels — 0.5%		
FelCor Lodging Trust	13,675	165
Total REITs-Hotels		165
REITs-Mortgage — 0.2%		
MFA Mortgage Investments	12,780	80
Total REITs-Mortgage		80
Rental Auto/Equipment — 0.5%		
H&E Equipment Services*	13,115	165
Total Rental Auto/Equipment		165
Research & Development — 0.9%		
Pharmaceutical Product Development	6,825	286
Total Research & Development		286
Retail-Apparel/Shoe — 0.4%		
Footstar	27,970	125
Total Retail-Apparel/Shoe		125

Description	Shares	Value (000)
Retail-Auto Parts — 0.4%		
O'Reilly Automotive*	4,460	$ 127
Total Retail-Auto Parts		127
Retail-Automobile — 0.6%		
AutoNation*	3,690	55
Copart*	4,185	162
Total Retail-Automobile		217
Retail-Propane Distributors — 0.7%		
Star Gas Partners*	79,880	240
Total Retail-Propane Distributors		240
Retail-Sporting Goods — 0.2%		
Cabela's*	5,800	82
Total Retail-Sporting Goods		82
Rubber-Tires — 0.2%		
Cooper Tire & Rubber	5,000	75
Total Rubber-Tires		75
S&L/Thrifts-Eastern US — 0.4%		
Brookline Bancorp	12,620	145
Total S&L/Thrifts-Eastern US		145
Schools — 1.3%		
Capella Education*	2,205	120
DeVry	4,785	200
Learning Tree International*	7,835	110
Total Schools		430
Semiconductor Components-Integrated Circuits — 0.6%		
Emulex*	11,900	193
Total Semiconductor Components-Integrated Circuits		193
Semiconductor Equipment — 2.0%		
Brooks Automation*	7,990	78
Entegris*	41,637	299
MKS Instruments*	8,210	176
Verigy*	6,435	121
Total Semiconductor Equipment		674
Steel Pipe & Tube — 0.2%		
Mueller Water Products, Cl A	8,010	66
Total Steel Pipe & Tube		66
Telecommunications Equipment — 1.0%		
CommScope*	4,765	166
Comtech Telecommunications*	4,050	158
Total Telecommunications Equipment		324

Schedule of Investments

As of March 31, 2008

Description	Shares	Value (000)
Telecommunications Services — 1.4%		
NeuStar, Cl A*	4,260	$ 113
Neutral Tandem*	8,215	148
NTELOS Holdings	8,355	202
Total Telecommunications Services		463
Television — 1.0%		
Central European Media Enterprises, Cl A*	1,975	168
Sinclair Broadcast Group, Cl A	17,790	159
Total Television		327
Theaters — 0.5%		
Regal Entertainment Group, Cl A	9,600	185
Total Theaters		185
Transport-Equipment & Leasing — 0.9%		
Aircastle	5,165	58
GATX	2,445	96
Genesis Lease ADR	6,835	100
Greenbrier	1,915	51
Total Transport-Equipment & Leasing		305
Transport-Marine — 0.5%		
Tidewater	2,775	153
Total Transport-Marine		153
Transport-Truck — 0.8%		
Landstar System	5,185	270
Total Transport-Truck		270
Wireless Equipment — 0.6%		
InterDigital*	5,935	118
RF Micro Devices*	31,080	83
Total Wireless Equipment		201
Total Common Stock (Cost $32,049)		32,413
Investment Company — 0.5%		
Growth-Small Cap — 0.5%		
iShares Russell 2000 Index Fund	2,310	158
Total Growth-Small Cap		158
Total Investment Company (Cost $169)		158

Description	Shares	Value (000)
Money Market Fund — 3.5%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	1,175,030	$ 1,175
Total Money Market Fund (Cost $1,175)		1,175
Total Investments — 100.3% (Cost $33,393)		33,746
Other Assets and Liabilities, Net — (0.3%)		(98)
Total Net Assets — 100.0%		$ 33,648

For descriptions of abbreviations and footnotes, please refer to page 158.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL STRATEGIC SMALL COMPANY FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Copper Rock Capital Partners, LLC; Eagle Asset Management, Inc.; and Liberty Ridge Capital, Inc.

Q. How did the Fund perform relative to its benchmark?

A. For the one-year period ended March 31, 2008, the Old Mutual Strategic Small Company Fund (the "Fund") relatively outperformed its benchmark, the Russell 2000® Index (the "Index"). The Fund's Class Z shares declined by (11.00)%, versus a loss of (13.00)% for the Index. Performance for all share classes can be found on page 108.

Q. What investment environment did the Fund face during the past year?

A. Several themes emerged during the period, but two seemed to dominate market sentiment. First, the continued strength of gross domestic product growth in emerging market countries led to continued strong interest from market participants. Market segments associated with emerging-market strength (basic materials, infrastructure development and firms with high levels of non-U.S. sales and earnings) saw steadfast interest throughout the period, leading to outperformance of momentum-oriented strategies. Second, the housing market downturn and dislocation in the mortgage market caused a sharp increase in volatility in the latter half of 2007 and into 2008. Recognition of trouble in the mortgage market was followed by a general decreased willingness for market participants to adequately price a wide range of previously liquid financial instruments (for example, commercial paper and asset backed securities), leading to a credit crunch that severely disrupted all markets. A series of interventions by the Federal Reserve Board starting in mid-September, while not completely stabilizing credit markets, helped calm nerves temporarily. But as the period came to an end, credit, housing and liquidity once more took center stage as a number of large financial institutions saw dramatic write-downs in the value of their portfolio assets, and market confidence in even the largest and most diversified financial institutions was severely shaken. By the end of the period, market participants seem to have believed that the credit and housing turmoil of 2007 would lead to an overall economic slowdown in 2008. Overall, growth stock indexes dramatically outperformed value-oriented indexes, while mid- and large-cap stocks outperformed their small-cap peers.

Q. Which market factors influenced the Fund's relative performance?

A. During volatile times such as the year ended March 31, 2008, Eagle Asset Management, Inc. ("Eagle") remained focused on high-quality, slightly larger-capitalization companies including what the firm calls "global growers". Eagle's portion of the Fund was overweight relative the benchmark in the information technology and industrials sectors and underweight consumer cyclicals and more cyclical-type financials sector stocks. This strategy aided performance during the period.

Though stock-specific factors, rather than macroeconomic themes, generally account for Liberty Ridge Capital, Inc.'s ("Liberty Ridge) portion of the Fund's relative results, a few more generalized factors drove some performance divergence during the year. Stock price momentum was an overwhelming driver of performance. Although Liberty Ridge analyzes near-term dynamics as part of the firm's investment process, the Fund was somewhat underexposed to segments that were most rewarded by momentum this year, specifically companies with highly cyclical earnings streams coupled with emerging markets exposure. Conversely, the Fund largely avoided exposure to companies directly exposed to the faltering housing and credit markets.

Q. How did portfolio composition affect Fund performance?

A. At the sector level, stock selection in the consumer discretionary and industrials sectors contributed positively to the Fund's relative performance as did an underweight to the poor performing financials sector. The materials and energy sectors were the most significant detractors due to a sector underweight and stock selection, respectively. At the same time, stock selection in consumer staples contributed marginally to the Fund's performance relative to the Index.

Performance Highlights

- *For the one-year period ended March 31, 2008, the Old Mutual Strategic Small Company Fund relatively outperformed its benchmark, the Russell 2000® Index. The Fund's Class Z shares declined by (11.00)%, versus a loss of (13.00)% for the Index.*

- *At the sector level, stock selection in the consumer discretionary and industrials sectors contributed positively to the Fund's relative performance as did an underweight to the poor performing financials sector.*

- *The materials and energy sectors were the most significant detractors due to a sector underweight and stock selection, respectively.*

- *Stock selection in consumer staples contributed marginally to the Fund's performance relative to the Index.*

- *Among the individual stocks that positively contributed to the Fund's performance were business services consulting firm FTI Consulting, online travel provider Priceline.com and post-secondary education services supplier Capella Education.*

- *Keryx Biopharmaceuticals (no longer a Fund holding), a biopharmaceutical company; DealerTrack Holdings (no longer a Fund holding), a software and data solutions provider in the retail automotive industry; and Anadigics (no longer a Fund holding), a semiconductor solutions supplier, were among the most significant detractors to the Fund's performance during the fiscal year.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Copper Rock Capital Partners, LLC; Eagle Asset Management, Inc.; and Liberty Ridge Capital, Inc.

Top Ten Holdings
as of March 31, 2008

Psychiatric Solutions	1.9%
Itron	1.7%
iShares Russell 2000 Growth Index Fund	1.6%
Zoll Medical	1.2%
Conceptus	1.1%
Capella Education	1.1%
B/E Aerospace	1.1%
FTI Consulting	1.0%
Teradyne	1.0%
Priceline.com	0.9%
As a % of Total Fund Investments	12.6%

Among the individual stocks that positively contributed to the Fund's performance were business services consulting firm FTI Consulting, online travel provider Priceline.com and post-secondary education services supplier Capella Education. FTI Consulting, an industrials sector holding, benefited from a weak economic environment as the firm offers consulting to assist companies with bankruptcy, restructuring and other litigation services. Consumer discretionary holding Priceline.com performed well due to strong demand for travel abroad and market dominance for hotel bookings, particularly in Europe. Capella Education, a financials holding, demonstrated robust revenue throughout the period due to strong demand, new program offerings and specialized programming. Keryx Biopharmaceuticals (no longer a Fund holding), a biopharmaceutical company; DealerTrack Holdings (no longer a Fund holding), a software and data solutions provider in the retail automotive industry; and Anadigics (no longer a Fund holding), a semiconductor solutions supplier, were among the most significant detractors to the Fund's performance during the fiscal year. Keryx Biopharmaceuticals, a health care holding, was hurt when the Food and Drug Administration ("FDA") did not grant approval of its diabetic nephropathy drug. Information technology holding DealerTrack Holdings was negatively impacted by the announcement that earnings could soften in the current economy and that credit was tightening in the automobile industry. Anadigics', another information technology holding, stock fell on a weakened first quarter 2008 outlook reflecting higher research and manufacturing costs. Shrinking demand for one of Anadigics' more profitable cable chips used in cell phones also hurt the company's performance during the period.

Q. What is the investment outlook for the small-cap equity market?

A. Given the current economic environment, Copper Rock Capital Partners, LLC ("Copper Rock") notes that it does not expect an immediate reversal for holdings damaged by this market volatility, but the firm remains confident in its strategy and its ability to manage investments through this turbulent market. Copper Rock continues to review opportunities and invest on a bottom-up, stock-by-stock basis. Within the energy sector, the firm sees opportunities in companies exploring production of natural gas and oil, particularly as commodity prices increase. As volatility creates opportunities to add to holdings that were previously overvalued, Copper Rock is identifying new opportunities across all sectors. Within health care, the firm has begun to avoid traditional pharmaceutical companies that are reliant upon late stage FDA approval as the government body is increasingly rejecting new drugs. Copper Rock continues to focus on medical device/medical product companies that are securing contracts with doctors or hospitals and can continue to gain market share regardless of FDA approval or a waning economy. While this sub-advisor's portion of the Fund's portfolio was notably underweight in traditional retail and restaurants in 2007, Copper Rock has recently added to positions in high quality retailers who can expect to grow square footage in a contracting economy. The sub-advisor believes this group tends to recover quickly in volatile markets. Also within the consumer discretionary sector, Copper Rock continues to like secondary education services companies. While these companies have been battered by the tightening lending environment, they have exhibited improving returns and have reacted favorably to proposed legislation to free up additional student loan funding.

Eagle notes that its take-away from the most recent episode of market volatility is that investors must be willing to appear to be "wrong" in some months or even some quarters to achieve long-term outperformance. Hedge funds have short time horizons and their behavior has an increasingly large influence on the market. Eagle believes the market places too much emphasis on the close future and not enough to intermediate- or long-term fundamentals. Hedge-fund activities may require investors to practice more patience and/or engage in select contrarian trades.

Sharply declining interest rates create a more secure backdrop for finance and consumer cyclical names, but Eagle notes that it is apt to add slowly to the financials sector, thereby gradually correcting its current underweight position relative the benchmark. Valuations in the financials sector are appealing in Eagle's view and, thus far, book value for many financials-sector companies have held fast. Overall Eagle maintains a risk-averse posture and the firm seeks to find valuations and risks that strike a reasonable balance.

Liberty Ridge notes that the markets seem to be quickly returning to industries and sectors that have posted the worst operating results and are given the most tenuous outlooks, trying to price-in the eventual recovery of highly levered financial institutions, homebuilders, auto manufacturers and other businesses exposed to the current credit crunch and consumer slowdown. The sub-advisor believes the next six to twelve months will be a re-evaluation period for many of the most levered equities resulting in a further downturn that is reflective of diminished growth prospects and increased risk. Liberty Ridge does not, however, believe the economy will turn sharply toward the negative, as many headlines trumpet. As investors regain faith in the overall trajectory of the U.S. and world economies, Liberty Ridge expects they will rotate back to long-ignored equities with solid cash balances, reasonable debt levels and solid growth prospects. The sub-advisor expects volatility to remain elevated over the next two months as companies announce first-quarter 2008 results and work to temper expectations for the remainder of 2008. If the market reacts poorly to earnings outlooks, Liberty Ridge expects to continue moving the Fund's portfolio into growth names that Liberty Ridge believes have strong prospects for growth but are temporarily depressed. In uncertain times, opportunity may exist to build positions in high quality business franchises at prices that help to offset risk, in the sub-advisor's view. Liberty Ridge continues to focus on finding companies it believes will perform well regardless of short-term macroeconomic preoccupations and believes a long-term outlook rewards investors over time.

OLD MUTUAL STRATEGIC SMALL COMPANY FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2008

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	12/31/96	(11.00)%	4.06%	13.34%	5.34%	7.82%
Class A with load	07/31/03	(16.31)%	1.78%	n/a	n/a	5.71%
Class A without load	07/31/03	(11.22)%	3.81%	n/a	n/a	7.07%
Class C with load	07/31/03	(12.60)%	3.02%	n/a	n/a	6.26%
Class C without load	07/31/03	(11.89)%	3.02%	n/a	n/a	6.26%
Institutional Class	12/20/06[1]	(10.92)%	n/a	n/a	n/a	(5.63)%
Russell 2000® Index	12/31/96	(13.00)%	5.06%	14.90%	4.96%	7.27%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

As of January 1, 2006, certain of the Fund's assets began to be managed by sub-advisors different than the Fund's former advisor, and the Fund's former advisor became a sub-advisor to the Fund. As a result, the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.63% and 1.35%; 2.13% and 1.60%; 7.29% and 2.35%; and 1.09% and 1.08%,respectively. Expenses for Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on March 31,1998 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2008 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2008

Description	Shares	Value (000)
Common Stock — 96.1%		
Aerospace/Defense — 0.8%		
Aerovironment*	3,005	$ 61
Teledyne Technologies*	3,170	149
Total Aerospace/Defense		210
Aerospace/Defense-Equipment — 2.8%		
AAR*	7,345	200
B/E Aerospace*	7,699	269
DRS Technologies	2,040	119
Heico	860	42
Heico, Cl A	855	34
Orbital Sciences*	1,830	44
Total Aerospace/Defense-Equipment		708
Agricultural Chemicals — 0.3%		
Terra Industries*	2,192	78
Total Agricultural Chemicals		78
Apparel Manufacturers — 0.3%		
Maidenform Brands*	2,420	39
True Religion Apparel*	1,915	36
Total Apparel Manufacturers		75
Applications Software — 0.8%		
EPIQ Systems*	2,040	32
Patni Computer Systems ADR	4,190	48
Progress Software*	4,175	125
Total Applications Software		205
Auction House/Art Dealer — 0.4%		
Ritchie Bros Auctioneers	1,160	95
Total Auction House/Art Dealer		95
Audio/Video Products — 0.7%		
DTS*	7,355	177
Total Audio/Video Products		177
Auto/Truck Parts & Equipment-Original — 0.3%		
Amerigon*	4,812	71
Total Auto/Truck Parts & Equipment-Original		71
Beverages-Non-Alcoholic — 0.3%		
Coca-Cola Bottling	1,155	71
Total Beverages-Non-Alcoholic		71
Building Products-Cement/Aggregate — 0.2%		
Texas Industries	900	54
Total Building Products-Cement/Aggregate		54

Description	Shares	Value (000)
Cable TV — 0.0%		
Lodgenet Interactive*	1,405	$ 9
Total Cable TV		9
Cellular Telecommunications — 0.6%		
Cellcom Israel	4,585	144
Total Cellular Telecommunications		144
Chemicals-Diversified — 0.4%		
Olin	895	18
Celanese, Ser A	2,310	90
Total Chemicals-Diversified		108
Chemicals-Specialty — 1.0%		
Albemarle	2,565	94
Balchem	475	11
Hercules	2,522	46
OM Group*	2,120	116
Total Chemicals-Specialty		267
Coal — 0.9%		
Walter Industries	735	46
Massey Energy	5,017	183
Total Coal		229
Coatings/Paint — 0.1%		
RPM International	1,645	34
Total Coatings/Paint		34
Commercial Banks-Central US — 0.3%		
Cullen/Frost Bankers	320	17
PrivateBancorp	1,960	62
Total Commercial Banks-Central US		79
Commercial Banks-Eastern US — 0.2%		
Signature Bank*	2,440	62
Total Commercial Banks-Eastern US		62
Commercial Services — 1.3%		
CoStar Group*	1,685	73
ExlService Holdings*	8,856	203
Healthcare Services Group	2,170	45
Total Commercial Services		321
Commercial Services-Finance — 0.7%		
Interactive Data	2,700	77
Riskmetrics Group*	1,400	27
Wright Express*	2,267	70
Total Commercial Services-Finance		174

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2008

Description	Shares	Value (000)
Communications Software — 0.2%		
DivX*	6,680	$ 47
Total Communications Software		47
Computer Aided Design — 0.7%		
Ansys*	5,120	177
Total Computer Aided Design		177
Computer Graphics — 0.0%		
Monotype Imaging Holdings*	10	—
Total Computer Graphics		—
Computer Services — 0.5%		
IHS, Cl A*	1,020	66
DST Systems*	1,025	67
Total Computer Services		133
Computer Software — 0.4%		
Blackbaud	1,165	28
Double-Take Software*	7,022	82
Total Computer Software		110
Computers-Integrated Systems — 1.3%		
Riverbed Technology*	1,799	27
Radisys*	3,605	36
NCI, Cl A*	4,115	78
Teradata*	3,360	74
Jack Henry & Associates	4,845	120
Total Computers-Integrated Systems		335
Computers-Memory Devices — 0.1%		
Silicon Storage Technology*	12,920	34
Total Computers-Memory Devices		34
Computers-Peripheral Equipment — 0.2%		
Logitech International*	2,405	61
Total Computers-Peripheral Equipment		61
Consulting Services — 3.2%		
Advisory Board*	3,408	187
Corporate Executive Board	1,270	51
FTI Consulting*	3,578	254
Gartner*	2,195	42
Maximus	2,495	92
Navigant Consulting*	3,100	59
Watson Wyatt Worldwide, Cl A	2,140	121
Total Consulting Services		806
Containers-Metal/Glass — 0.8%		
Greif, Cl A	1,214	82
Silgan Holdings	2,385	118
Total Containers-Metal/Glass		200

Description	Shares	Value (000)
Containers-Paper/Plastic — 1.1%		
Bemis	3,650	$ 93
Pactiv*	4,125	108
Sonoco Products	2,420	69
Total Containers-Paper/Plastic		270
Cosmetics & Toiletries — 0.3%		
Alberto-Culver	3,090	85
Total Cosmetics & Toiletries		85
Data Processing/Management — 0.3%		
Dun & Bradstreet	905	74
Total Data Processing/Management		74
Decision Support Software — 0.3%		
SPSS*	1,990	77
Total Decision Support Software		77
Diagnostic Equipment — 0.3%		
Immucor*	5	—
Gen-Probe*	1,735	84
Total Diagnostic Equipment		84
Diagnostic Kits — 0.5%		
Meridian Bioscience	3,712	124
Total Diagnostic Kits		124
Dialysis Centers — 0.3%		
Dialysis Corp Of America*	9,605	70
Total Dialysis Centers		70
Direct Marketing — 0.1%		
Valuevision Media, Cl A*	3,510	20
Total Direct Marketing		20
Distribution/Wholesale — 0.6%		
Fossil*	4,837	148
Total Distribution/Wholesale		148
Diversified Manufacturing Operations — 0.5%		
Acuity Brands	1,155	50
SPX	640	67
Total Diversified Manufacturing Operations		117
E-Commerce/Services — 0.9%		
Priceline.com*	1,982	240
Total E-Commerce/Services		240
Educational Software — 0.6%		
Blackboard*	2,615	87
SkillSoft ADR*	7,200	75
Total Educational Software		162

Description	Shares	Value (000)
Electric Products-Miscellaneous — 0.3%		
Ametek	1,532	$ 67
Total Electric Products-Miscellaneous		67
Electric-Integrated — 0.6%		
Westar Energy	2,995	68
Portland General Electric	4,015	91
Total Electric-Integrated		159
Electric-Transmission — 0.5%		
ITC Holdings	2,450	128
Total Electric-Transmission		128
Electronic Components-Miscellaneous — 0.5%		
Celestica*	17,175	115
Total Electronic Components-Miscellaneous		115
Electronic Components-Semiconductors — 2.8%		
AuthenTec*	6,457	64
Bookham*	21,145	29
Cavium Networks*	3,632	60
DSP Group*	8,355	106
Fairchild Semiconductor International*	2,900	35
Ikanos Communications*	16,565	76
Microsemi*	4,660	106
ON Semiconductor*	16,820	96
Qlogic*	4,355	67
Semtech*	1,080	15
SiRF Technology Holdings*	3,635	19
Zoran*	2,910	40
Total Electronic Components-Semiconductors		713
Electronic Connectors — 0.5%		
Amphenol, Cl A	3,390	126
Total Electronic Connectors		126
Electronic Design Automation — 1.3%		
Synplicity*	5,055	40
Magma Design Automation*	15,315	147
Comtech Group*	13,054	141
Total Electronic Design Automation		328
Electronic Measuring Instruments — 1.9%		
Itron*	4,763	430
National Instruments	2,280	60
Total Electronic Measuring Instruments		490
E-Marketing/Information — 0.2%		
Constant Contact*	2,939	43
Total E-Marketing/Information		43

Description	Shares	Value (000)
Engineering/R&D Services — 0.2%		
URS*	1,220	$ 40
Total Engineering/R&D Services		40
Enterprise Software/Services — 1.3%		
Novell*	21,670	136
PROS Holdings*	2,150	27
Ultimate Software Group*	5,324	160
Total Enterprise Software/Services		323
Entertainment Software — 0.1%		
Take-Two Interactive Software*	840	21
Total Entertainment Software		21
Fiduciary Banks — 0.3%		
Wilmington Trust	2,205	69
Total Fiduciary Banks		69
Finance-Investment Banker/Broker — 0.4%		
Cowen Group*	5,190	37
Interactive Brokers Group, Cl A*	2,640	68
Total Finance-Investment Banker/Broker		105
Finance-Other Services — 0.8%		
FCStone Group*	3,300	91
GFI Group	1,906	109
Total Finance-Other Services		200
Food-Baking — 0.2%		
Flowers Foods	2,160	53
Total Food-Baking		53
Food-Dairy Products — 0.3%		
Dean Foods	4,280	86
Total Food-Dairy Products		86
Footwear & Related Apparel — 0.5%		
Deckers Outdoor*	1,125	121
Total Footwear & Related Apparel		121
Gambling (Non-Hotel) — 0.2%		
Pinnacle Entertainment*	4,923	63
Total Gambling (Non-Hotel)		63
Gas-Distribution — 1.0%		
AGL Resources	2,540	87
Southwest Gas	3,360	94
UGI	3,255	81
Total Gas-Distribution		262

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2008

Description	Shares	Value (000)
Human Resources — 0.4%		
Cross Country Healthcare*	5,435	$ 67
Hudson Highland Group*	5,365	45
Total Human Resources		112
Industrial Automation/Robot — 0.5%		
Cognex	2,985	65
Nordson	1,190	64
Total Industrial Automation/Robot		129
Instruments-Controls — 0.2%		
Photon Dynamics*	4,085	43
Total Instruments-Controls		43
Instruments-Scientific — 0.9%		
PerkinElmer	7,415	180
Varian*	830	48
Total Instruments-Scientific		228
Insurance Brokers — 0.3%		
eHealth*	3,740	83
Total Insurance Brokers		83
Internet Application Software — 0.7%		
CryptoLogic	2,160	34
Vocus*	5,123	135
Total Internet Application Software		169
Internet Incubators — 0.2%		
Internet Capital Group*	4,950	52
Total Internet Incubators		52
Investment Management/Advisory Services — 0.5%		
Affiliated Managers Group*	650	59
AllianceBernstein Holding*	1,030	65
Total Investment Management/Advisory Services		124
Lasers-Systems/Components — 0.4%		
Electro Scientific Industries *	1,610	27
Rofin-Sinar Technologies*	1,740	78
Total Lasers-Systems/Components		105
Leisure & Recreational Products — 0.3%		
WMS Industries	1,920	69
Total Leisure & Recreational Products		69
Life/Health Insurance — 0.7%		
Delphi Financial Group, Cl A	3,265	95
Reinsurance Group of America	1,525	83
Total Life/Health Insurance		178

Description	Shares	Value (000)
Machinery-Construction & Mining — 0.4%		
Bucyrus International Cl A	1,035	$ 105
Total Machinery-Construction & Mining		105
Machinery-Material Handling — 0.5%		
Columbus McKinnon*	4,050	125
Total Machinery-Material Handling		125
Marine Services — 0.9%		
Aegean Marine Petroleum Network	6,853	234
Total Marine Services		234
Medical Instruments — 2.1%		
Abaxis*	3,860	89
Conceptus*	15,517	288
Edwards Lifesciences*	1,160	52
Natus Medical*	6,060	110
Total Medical Instruments		539
Medical Labs & Testing Services — 0.3%		
Icon ADR*	1,090	71
Total Medical Labs & Testing Services		71
Medical Products — 1.9%		
Orthofix International*	3,980	158
Zoll Medical*	11,785	313
Total Medical Products		471
Medical Sterilization Product — 0.6%		
STERIS	5,330	143
Total Medical Sterilization Product		143
Medical-Biomedical/Genetic — 3.1%		
Alexion Pharmaceuticals*	2,105	125
Bio-Rad Laboratories, Cl A*	855	76
Cambrex	4,440	31
Illumina*	2,435	185
Lifecell*	5,317	223
Martek Biosciences*	2,005	61
Qiagen*	4,760	99
Total Medical-Biomedical/Genetic		800
Medical-Drugs — 0.2%		
OSI Pharmaceuticals*	1,553	58
Total Medical-Drugs		58
Medical-Generic Drugs — 0.5%		
Perrigo	3,682	139
Total Medical-Generic Drugs		139

Description	Shares	Value (000)
Medical-Hospitals — 0.7%		
Medcath*	4,310	$ 79
Universal Health Services, Cl B	1,675	90
Total Medical-Hospitals		169
Medical-Outpatient/Home Medical — 0.3%		
Amsurg*	2,930	69
Total Medical-Outpatient/Home Medical		69
Metal Processors & Fabricators — 0.9%		
Circor International	1,255	58
Haynes International*	915	50
Ladish*	3,113	112
Total Metal Processors & Fabricators		220
Miscellaneous Manufacturing — 0.1%		
Trimas*	6,130	32
Total Miscellaneous Manufacturing		32
Motion Pictures & Services — 0.4%		
DreamWorks Animation SKG, Cl A*	3,865	100
Total Motion Pictures & Services		100
Multimedia — 0.9%		
Belo, Cl A	7,115	75
Corus Entertainment, Cl B	4,310	76
Gemstar-TV Guide International*	15,865	75
Total Multimedia		226
Networking Products — 0.7%		
Extreme Networks*	22,065	68
Polycom*	3,035	68
Switch & Data Facilities*	3,852	39
Total Networking Products		175
Non-Hazardous Waste Disposal — 0.4%		
Waste Connections*	3,655	112
Total Non-Hazardous Waste Disposal		112
Oil & Gas Drilling — 0.3%		
Patterson-UTI Energy	3,180	83
Total Oil & Gas Drilling		83

Description	Shares	Value (000)
Oil Companies-Exploration & Production — 3.4%		
Arena Resources*	2,601	$ 101
ATP Oil & Gas*	3,556	116
Berry Petroleum, Cl A	2,490	116
Bill Barrett*	820	39
Harvest Natural Resources*	6,820	82
Parallel Petroleum*	9,588	188
Penn Virginia	1,765	78
Petroquest Energy*	4,475	78
Stone Energy*	1,317	69
Total Oil Companies-Exploration & Production		867
Oil Field Machinery & Equipment — 1.8%		
Dresser-Rand Group*	1,780	55
Dril-Quip*	1,480	69
Flotek Industries*	3,487	51
Lufkin Industries	1,295	83
T-3 Energy Services*	4,715	201
Total Oil Field Machinery & Equipment		459
Oil-Field Services — 1.9%		
Hercules Offshore*	4,275	107
Key Energy Services*	10,230	137
Oceaneering International*	1,130	71
W-H Energy Services*	1,420	98
Willbros Group*	2,030	62
Total Oil-Field Services		475
Paper & Related Products — 0.6%		
Neenah Paper	2,339	60
Potlatch	930	38
Schweitzer-Mauduit International	2,385	55
Total Paper & Related Products		153
Physical Practice Management — 0.5%		
Pediatrix Medical Group*	1,798	121
Total Physical Practice Management		121
Physical Therapy/Rehabilitation Centers — 1.9%		
Psychiatric Solutions*	14,465	491
Total Physical Therapy/Rehabilitation Centers		491
Platinum — 0.5%		
Stillwater Mining*	7,970	123
Total Platinum		123

SCHEDULE OF INVESTMENTS

As of March 31, 2008

Description	Shares	Value (000)
Power Conversion/Supply Equipment — 0.3%		
Hubbell, Cl B	1,635	$ 71
Total Power Conversion/Supply Equipment		71
Precious Metals — 0.1%		
North American Palladium*	6,130	33
Total Precious Metals		33
Printing-Commercial — 1.2%		
Consolidated Graphics*	890	50
Valassis Communications*	5,435	59
VistaPrint*	5,439	190
Total Printing-Commercial		299
Property/Casualty Insurance — 2.0%		
Arch Capital Group*	2,775	191
CNA Surety*	5,930	91
RLI	2,390	118
United America Indemnity, Cl A*	2,070	40
Zenith National Insurance	1,520	55
Total Property/Casualty Insurance		495
Publishing-Books — 0.6%		
John Wiley & Sons, Cl A	3,705	147
Total Publishing-Books		147
Publishing-Newspapers — 0.6%		
Dolan Media*	7,956	160
Total Publishing-Newspapers		160
Quarrying — 0.3%		
Compass Minerals International	1,140	67
Total Quarrying		67
Racetracks — 0.4%		
International Speedway, Cl A	2,655	109
Total Racetracks		109
Reinsurance — 0.9%		
Aspen Insurance Holdings	2,711	72
Montpelier Re Holdings	3,950	63
Validus Holdings	3,650	86
Total Reinsurance		221
REITs-Hotels — 0.3%		
FelCor Lodging Trust	5,895	71
Total REITs-Hotels		71
REITs-Mortgage — 0.1%		
MFA Mortgage Investments	5,460	34
Total REITs-Mortgage		34

Description	Shares	Value (000)
Rental Auto/Equipment — 0.3%		
H&E Equipment Services*	5,800	$ 73
Total Rental Auto/Equipment		73
Research & Development — 0.5%		
Pharmaceutical Product Development	2,770	116
Total Research & Development		116
Respiratory Products — 0.5%		
Resmed*	2,795	118
Total Respiratory Products		118
Retail-Apparel/Shoe — 2.2%		
Aeropostale*	6,965	189
Bebe Stores	7,544	81
Charlotte Russe Holding*	7,155	124
Footstar	12,210	55
J Crew Group*	2,445	108
Total Retail-Apparel/Shoe		557
Retail-Auto Parts — 0.2%		
O'Reilly Automotive*	1,750	50
Total Retail-Auto Parts		50
Retail-Automobile — 0.4%		
AutoNation*	1,590	24
Copart*	1,690	66
Total Retail-Automobile		90
Retail-Propane Distributors — 0.4%		
Star Gas Partners*	34,840	105
Total Retail-Propane Distributors		105
Retail-Restaurants — 1.2%		
BJ's Restaurants*	8,487	122
Red Robin Gourmet Burgers*	1,940	73
Texas Roadhouse, Cl A*	11,275	110
Total Retail-Restaurants		305
Retail-Sporting Goods — 0.3%		
Cabela's*	2,475	35
Hibbett Sports*	2,307	36
Total Retail-Sporting Goods		71
Rubber-Tires — 0.1%		
Cooper Tire & Rubber	1,970	29
Total Rubber-Tires		29
S&L/Thrifts-Eastern US — 0.2%		
Brookline Bancorp	5,300	61
Total S&L/Thrifts-Eastern US		61

Description	Shares	Value (000)
Schools — 3.1%		
American Public Education*	2,977	$ 90
Capella Education*	5,124	280
DeVry	1,920	80
Learning Tree International*	3,495	49
New Oriental Education & Technology Group ADR*	1,827	118
Strayer Education	1,177	179
Total Schools		796
Semiconductor Components-Integrated Circuits — 0.3%		
Emulex*	5,090	83
Total Semiconductor Components-Integrated Circuits		83
Semiconductor Equipment — 2.0%		
Brooks Automation*	3,290	32
Entegris*	17,016	122
MKS Instruments*	3,210	69
Teradyne*	19,548	243
Verigy*	2,800	53
Total Semiconductor Equipment		519
Steel Pipe & Tube — 0.1%		
Mueller Water Products, Cl A	3,500	29
Total Steel Pipe & Tube		29
Telecommunications Equipment — 0.5%		
CommScope*	1,900	66
Comtech Telecommunications*	1,730	67
Total Telecommunications Equipment		133
Telecommunications Services — 0.7%		
NeuStar, Cl A*	1,665	44
Neutral Tandem*	3,320	60
NTELOS Holdings	3,260	79
Total Telecommunications Services		183
Television — 0.5%		
Central European Media Enterprises, Cl A*	770	66
Sinclair Broadcast Group, Cl A	7,571	67
Total Television		133
Theaters — 0.3%		
Regal Entertainment Group, Cl A	3,755	72
Total Theaters		72

Description	Shares	Value (000)
Therapeutics — 0.8%		
BioMarin Pharmaceuticals*	2,597	$ 92
United Therapeutics*	1,164	101
Total Therapeutics		193
Transactional Software — 0.7%		
Innerworkings*	12,804	180
Total Transactional Software		180
Transport-Equipment & Leasing — 0.5%		
Aircastle	2,255	25
GATX	1,074	42
Genesis Lease ADR	2,915	42
Greenbrier	830	22
Total Transport-Equipment & Leasing		131
Transport-Marine — 0.3%		
Tidewater	1,210	67
Total Transport-Marine		67
Transport-Truck — 0.4%		
Landstar System	2,120	111
Total Transport-Truck		111
Web Hosting/Design — 0.4%		
Equinix*	1,572	105
Total Web Hosting/Design		105
Wire & Cable Products — 1.3%		
Belden	3,300	117
General Cable*	3,820	226
Total Wire & Cable Products		343
Wireless Equipment — 0.3%		
InterDigital*	2,535	50
RF Micro Devices*	13,550	36
Total Wireless Equipment		86
X-Ray Equipment — 0.4%		
Hologic*	1,702	95
Total X-Ray Equipment		95
Total Common Stock (Cost $23,746)		24,450

Old Mutual Strategic Small Company Fund — concluded

Schedule of Investments

As of March 31, 2008

Description	Shares	Value (000)
Investment Companies — 1.8%		
Growth-Small Cap — 1.8%		
iShares Russell 2000 Index Fund	750	$ 51
iShares Russell 2000 Growth Index Fund	5,710	416
Total Growth-Small Cap		467
Total Investment Company (Cost $463)		467
Money Market Fund — 2.5%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	629,454	629
Total Money Market Fund (Cost $629)		629
Total Investments — 100.4% (Cost $24,838)		25,546
Other Assets and Liabilities, Net — (0.4%)		(96)
Total Net Assets — 100.0%		$ 25,450

For descriptions of abbreviations and footnotes, please refer to page 158.

The accompanying notes are an integral part of the financial statements.

Old Mutual TS&W Mid-Cap Value Fund

Management Overview (Unaudited)

Sub-Advisor: Thompson, Siegel & Walmsley, LLC

Q. How did the Fund perform relative to its benchmark?

A. Since its inception on June 4, 2007 through the period ended March 31, 2008, Institutional Class shares of the Old Mutual TS&W Mid-Cap Value Fund (the "Fund") declined by (12.75)%, outperforming the (19.94)% decline of its benchmark, the Russell Midcap® Value Index (the "Index"). Performance for all share classes can be found on page 119.

Q. What investment environment did the Fund face during the past year?

A. The year was a challenging period for mid-cap stocks, with declines in every economic sector except energy, which benefited from rising oil and natural gas prices. Telecommunications services, consumer discretionary, information technology and financials were among the hardest hit sectors, reflecting a deteriorating macroeconomic outlook.

Q. Which market factors influenced the Fund's relative performance?

A. From a sector perspective, stock selection in financials, information technology and materials contributed positively to the Fund's relative performance, while stock selection in industrials, energy and consumer staples detracted from the Fund's performance during the period.

Q. How did portfolio composition affect Fund performance?

A. Stocks that contributed to the Fund's performance included glass manufacturer Owens Illinois, oil exploration and production firm Hess and human resources outsourcing company Hewitt Associates. Among the top detractors were apparel retailer Men's Wearhouse (no longer a Fund holding), oil refiner Tesoro and telecommunications services firm Embarq. Owens Illinois benefited from rising global demand for its products, Hess gained ground primarily due to rising commodity prices and Hewitt Associates' stock rose due to the successful execution of its operational turnaround. Slowing sales trends negatively impacted Men's Warehouse's stock performance, while narrowing refining margins hurt Tesoro's performance during the period. Embarq's stock declined as a result of its potential exposure to bad debt.

Performance Highlights

- *Since its inception on June 4, 2007 through the period ended March 31, 2008, Institutional Class shares of the Old Mutual TS&W Mid-Cap Value Fund declined by (12.75)%, outperforming the (19.94)% decline of its benchmark, the Russell Midcap® Value Index.*
- *From a sector perspective, stock selection in financials, information technology and materials contributed positively to the Fund's relative performance, while stock selection in industrials, energy and consumer staples detracted from the Fund's performance during the period.*
- *Stocks that contributed to the Fund's performance included glass manufacturer Owens Illinois, oil exploration and production firm Hess and human resources outsourcing company Hewitt Associates.*
- *Among the top detractors were apparel retailer Men's Wearhouse (no longer a Fund holding), oil refiner Tesoro and telecommunications services firm Embarq.*

OLD MUTUAL TS&W MID-CAP VALUE FUND — continued

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Thompson, Siegel & Walmsley, LLC

Top Ten Holdings as of March 31, 2008	
Hewitt Associates, Cl A	3.3%
PartnerRe	2.9%
Oneok	2.8%
Centerpoint Energy	2.7%
PPL	2.5%
Alliant Techsystems	2.5%
Hospira	2.4%
Celanese, Ser A	2.2%
BMC Software	2.2%
PerkinElmer	2.1%
As a % of Total Fund Investments	25.6%

Q. **What is the investment outlook for the mid-cap value equity market?**

A. Despite deteriorating economic conditions in the first quarter of 2008, Thompson, Siegel and Walmsley, LLC ("TS&W") remains optimistic about investment opportunities in 2008. The housing slump that began in late 2007 and the credit market problems that ensued have clearly slowed U.S. economic growth and triggered stock market declines. Additionally, surging prices for commodities, especially food and energy, have boosted consumer price inflation and created input cost pressures for many companies. Still, while TS&W expects rising price pressures and slow economic growth to persist for some time, the sub-advisor does not foresee a prolonged economic recession or an extended period of accelerating inflation in the United States. Sluggish economic growth may place a premium on careful stock selection and sector positioning, but TS&W believes its disciplined investment process should continue to identify solid investment opportunities in the months ahead.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2008

	Inception Date	Cumulative Inception to Date
Class A with load	06/04/07	(18.10)%
Class A without load	06/04/07	(13.10)%
Class C with load	06/04/07	(14.46)%
Class C without load	06/04/07	(13.60)%
Institutional Class	06/04/07	(12.75)%
Russell Midcap® Value Index	06/04/07	(19.94)%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.69% and 1.40%; 2.60% and 2.15%; and 1.20% and 1.00%, respectively. Expenses for Class A, Class C and Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on June 4, 2007 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2008 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2008

Description	Shares	Value (000)
Common Stock — 95.0%		
Aerospace/Defense — 1.4%		
Rockwell Collins	14,500	$ 829
Total Aerospace/Defense		829
Aerospace/Defense-Equipment — 2.5%		
Alliant Techsystems*	14,850	1,537
Total Aerospace/Defense-Equipment		1,537
Agricultural Chemicals — 1.1%		
Agrium	10,650	661
Total Agricultural Chemicals		661
Brewery — 1.9%		
Molson Coors Brewing, Cl B	22,100	1,162
Total Brewery		1,162
Chemicals-Diversified — 2.3%		
Celanese, Ser A	35,400	1,382
Total Chemicals-Diversified		1,382
Chemicals-Specialty — 1.6%		
Lubrizol	17,850	991
Total Chemicals-Specialty		991
Coal — 1.0%		
Consol Energy	8,500	588
Total Coal		588
Computers-Memory Devices — 1.0%		
Western Digital*	23,500	635
Total Computers-Memory Devices		635
Containers-Metal/Glass — 3.7%		
Crown Holdings*	38,900	979
Owens-Illinois*	22,600	1,275
Total Containers-Metal/Glass		2,254
Diversified Manufacturing Operations — 1.6%		
Textron	17,500	970
Total Diversified Manufacturing Operations		970
Drug Delivery Systems — 2.5%		
Hospira*	35,600	1,523
Total Drug Delivery Systems		1,523

Description	Shares	Value (000)
Electric-Integrated — 8.9%		
Centerpoint Energy	119,000	$ 1,698
OGE Energy	33,800	1,054
PPL	34,500	1,584
TECO Energy	68,500	1,093
Total Electric-Integrated		5,429
Electronic Measuring Instruments — 0.7%		
Agilent Technologies*	14,500	433
Total Electronic Measuring Instruments		433
Electronic Parts Distribution — 0.7%		
Arrow Electronics*	13,200	444
Total Electronic Parts Distribution		444
Energy-Alternate Sources — 1.6%		
Covanta Holding*	34,800	957
Total Energy-Alternate Sources		957
Engineering/R&D Services — 0.9%		
Foster Wheeler*	9,800	555
Total Engineering/R&D Services		555
Enterprise Software/Services — 4.3%		
BMC Software*	42,300	1,376
Sybase*	47,400	1,247
Total Enterprise Software/Services		2,623
Fiduciary Banks — 1.4%		
Northern Trust	12,700	844
Total Fiduciary Banks		844
Filtration/Separation Products — 1.1%		
Pall	19,700	691
Total Filtration/Separation Products		691
Food-Retail — 1.3%		
Kroger	30,200	767
Total Food-Retail		767
Forestry — 1.7%		
Plum Creek Timber	25,700	1,046
Total Forestry		1,046
Gas-Distribution — 1.8%		
Sempra Energy	20,400	1,087
Total Gas-Distribution		1,087

Description	Shares	Value (000)
Human Resources — 4.2%		
Hewitt Associates, Cl A*	51,800	$ 2,060
Manpower	8,250	464
Total Human Resources		2,524
Industrial Automation/Robot — 0.8%		
Rockwell Automation	7,900	454
Total Industrial Automation/Robot		454
Instruments-Scientific — 2.2%		
PerkinElmer	54,900	1,331
Total Instruments-Scientific		1,331
Machinery-Construction & Mining — 0.5%		
Terex*	4,800	300
Total Machinery-Construction & Mining		300
Medical-HMO — 2.0%		
Cigna	30,000	1,217
Total Medical-HMO		1,217
Medical Labs & Testing Services — 2.8%		
Laboratory Corp of America Holdings*	12,250	903
Quest Diagnostics	17,600	797
Total Medical Labs & Testing Services		1,700
Medical-Hospitals — 0.8%		
Universal Health Services, Cl B	9,200	494
Total Medical-Hospitals		494
Medical-Wholesale Drug Distributors — 0.8%		
AmerisourceBergen	11,400	467
Total Medical-Wholesale Drug Distributors		467
Multi-Line Insurance — 2.5%		
Assurant	17,400	1,059
Cincinnati Financial	11,450	436
Total Multi-Line Insurance		1,495
Non-Hazardous Waste Disposal — 1.7%		
Republic Services	36,100	1,056
Total Non-Hazardous Waste Disposal		1,056
Oil Companies-Exploration & Production — 3.5%		
Newfield Exploration*	16,300	861
Questar	23,300	1,318
Total Oil Companies-Exploration & Production		2,179

Description	Shares	Value (000)
Oil Companies-Integrated — 1.5%		
Hess	10,200	$ 899
Total Oil Companies-Integrated		899
Oil Refining & Marketing — 1.0%		
Tesoro	19,496	585
Total Oil Refining & Marketing		585
Oil-Field Services — 1.0%		
Helix Energy Solutions Group*	19,250	606
Total Oil-Field Services		606
Paper & Related Products — 0.4%		
Domtar*	39,400	269
Total Paper & Related Products		269
Physical Practice Management — 1.4%		
Pediatrix Medical Group*	12,750	859
Total Physical Practice Management		859
Pipelines — 2.9%		
Oneok	38,800	1,732
Total Pipelines		1,732
Property/Casualty Insurance — 4.3%		
Arch Capital Group*	15,300	1,051
Safeco	15,150	665
WR Berkley	32,350	896
Total Property/Casualty Insurance		2,612
Reinsurance — 5.0%		
PartnerRe	23,400	1,785
RenaissanceRe Holdings	24,300	1,261
Total Reinsurance		3,046
REITs-Office Property — 1.0%		
Boston Properties	6,500	598
Total REITs-Office Property		598
Retail-Discount — 1.4%		
TJX	25,600	847
Total Retail-Discount		847
Satellite Telecommunications — 1.1%		
EchoStar, Cl A*	22,700	671
Total Satellite Telecommunications		671
Telecommunications Equipment — 1.6%		
Harris	19,600	951
Total Telecommunications Equipment		951

OLD MUTUAL TS&W MID-CAP VALUE FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2008

Description	Shares	Value (000)
Telecommunications Services — 1.4%		
Embarq	21,500	$ 862
Total Telecommunications Services		862
Transport-Marine — 0.9%		
Overseas Shipholding Group	7,700	539
Total Transport-Marine		539
Transport-Rail — 3.3%		
Canadian Pacific Railway	14,050	903
CSX	19,700	1,105
Total Transport-Rail		2,008
Total Common Stock (Cost $54,210)		57,709
Investment Company — 0.4%		
Index Fund-Value-Mid Cap		
iShares Russell Midcap Value Index Fund	1,900	244
Total Index Fund-Value-Mid Cap		244
Total Investment Company (Cost $251)		244
Money Market Fund — 7.5%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	4,533,318	4,533
Total Money Market Fund (Cost $4,533)		4,533
Total Investments — 102.9% (Cost $58,994)		62,486
Other Assets and Liabilities, Net — (2.9%)		(1,785)
Total Net Assets — 100.0%		$ 60,701

For descriptions of abbreviations and footnotes, please refer to page 158.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL TS&W SMALL CAP VALUE FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Thompson, Siegel & Walmsley, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the one-year period ended March 31, 2008, Class Z shares of the Old Mutual TS&W Small Cap Value Fund (the "Fund") declined by (11.53)%, relatively outperforming the (16.88)% decline of its benchmark, the Russell 2000® Value Index (the "Index"). Performance for all share classes can be found on page 125.

Q. What investment environment did the Fund face during the past year?

A. The year was a challenging period characterized by fluctuating economic outlooks that contributed to shifts in investor psychology and a high degree of volatility in small-cap equities. Returns were negative in most economic sectors, with the exception of energy and materials. Consumer discretionary, information technology and financials led on the downside, as deteriorating housing and credit market conditions weighed on these sectors' returns.

Q. Which market factors influenced the Fund's relative performance?

A. From a sector perspective, stock selection in health care, industrials and materials contributed positively to the Fund's performance, while stock selection in financials and an underweight in utilities detracted from returns. Telecommunications services was one of the least significant contributors to the Fund's performance during the period due to an underweight position in this sector and poor stock selection.

Q. How did portfolio composition affect Fund performance?

A. Stocks that contributed to the Fund's performance included nitrogen fertilizer producer Terra Industries, mining equipment manufacturer Bucyrus International and engineering and construction firm Chicago Bridge and Iron (no longer a Fund holding). Among the top detractors were casino operator Isle of Capri, printed products company Deluxe and nickel producer Haynes International (no longer a Fund holding). Terra Industries benefited from favorable agricultural cycle trends, Bucycus International gained ground primarily due to strong order trends tied to global commodity demand and Chicago Bridge and Iron's stock rose due to sizable new contract awards. Poor performance at some of Isle of Capri's facilities negatively impacted stock performance, while concerns about decelerating spending amongst small business customers hurt Deluxe's performance during the period. Haynes International's stock declined as a result of unplanned equipment outages and an intensifying competitive environment.

Performance Highlights

- *For the one-year period ended March 31, 2008, Class Z shares of the Old Mutual TS&W Small Cap Value Fund declined by (11.53)%, relatively outperforming the (16.88)% decline of its benchmark, the Russell 2000® Value Index.*

- *From a sector perspective, stock selection in health care, industrials and materials contributed positively to the Fund's performance, while stock selection in financials and an underweight in utilities detracted from returns.*

- *Telecommunications services was one of the least significant contributors to the Fund's performance during the period due to an underweight position in this sector and poor stock selection.*

- *Stocks that contributed to the Fund's performance included nitrogen fertilizer producer Terra Industries, mining equipment manufacturer Bucyrus International and engineering and construction firm Chicago Bridge and Iron (no longer a Fund holding).*

- *Among the top detractors were casino operator Isle of Capri, printed products company Deluxe and nickel producer Haynes International (no longer a Fund holding).*

Old Mutual TS&W Small Cap Value Fund — continued

Management Overview (Unaudited)

Sub-Advisor: Thompson, Siegel & Walmsley, LLC

Top Ten Holdings as of March 31, 2008	
Westar Energy	2.1%
Berry Petroleum, Cl A	2.1%
Bucyrus International, Cl A	1.9%
Cleco	1.8%
El Paso Electric	1.8%
Micros Systems	1.8%
Max Capital Group	1.7%
Omega Healthcare Investors	1.7%
Kendle International	1.7%
Alpharma, Cl A	1.7%
As a % of Total Fund Investments	18.3%

Q. What is the investment outlook for the small-cap value equity market?

A. Despite deteriorating economic conditions in the first quarter of 2008, Thompson, Siegel & Walmsley, LLC ("TS&W") remains optimistic about investment opportunities in 2008. The housing slump that began in late 2007 and the credit market problems that ensued have clearly slowed U.S. economic growth and triggered stock market declines. Additionally, surging prices for commodities, especially food and energy, have boosted consumer price inflation and created input cost pressures for many companies. Still, while TS&W expects rising price pressures and slow economic growth to persist for some time, the sub-advisor does not foresee a prolonged economic recession or an extended period of accelerating inflation in the United States. Sluggish economic growth may place a premium on careful stock selection and sector positioning, but TS&W believes its disciplined investment process should continue to identify solid investment opportunities in the months ahead.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2008

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class Z*	07/31/00	(11.53)%	5.70%	18.21%	15.71%
Class A with load	07/31/03	(16.84)%	3.38%	n/a	12.80%
Class A without load	07/31/03	(11.75)%	5.44%	n/a	14.24%
Class C with load	07/31/03	(13.13)%	4.66%	n/a	13.39%
Class C without load	07/31/03	(12.39)%	4.66%	n/a	13.39%
Russell 2000® Value Index	07/31/00	(16.88)%	4.33%	15.45%	11.16%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

* Data prior to the Fund's inception on July 25, 2003 includes performance of a predecessor fund whose inception date was July 31, 2000. The predecessor fund was managed by TS&W and had investment goals, strategies and policies that were substantially similar to the Fund. However, the predecessor fund was not registered under the 1940 Act, nor was it subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code, and the Fund's performance prior to July 25, 2003 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 5.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A and Class C shares (as reported in the June 4, 2007 prospectus) are 1.45% and 1.30%; 2.17% and 1.55%; 2.79% and 2.30%, respectively.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on July 31, 2000 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2008 — % of Total Fund Investments



125

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2008

Description	Shares	Value (000)
Common Stock — 96.0%		
Advanced Materials/Product — 0.8%		
Ceradyne*	12,700	$ 406
Total Advanced Materials/Product		406
Aerospace/Defense-Equipment — 1.3%		
Curtiss-Wright	14,200	589
DRS Technologies	600	35
Total Aerospace/Defense-Equipment		624
Agricultural Chemicals — 0.6%		
Terra Industries*	8,050	286
Total Agricultural Chemicals		286
Auction House/Art Dealer — 1.5%		
Sotheby's	24,500	708
Total Auction House/Art Dealer		708
Auto/Truck Parts & Equipment-Original — 0.2%		
Tenneco*	3,550	99
Total Auto/Truck Parts & Equipment-Original		99
Beverages-Wine/Spirits — 1.3%		
Central European Distribution*	10,500	611
Total Beverages-Wine/Spirits		611
Building Products-Cement/Aggregate — 0.7%		
Texas Industries	5,400	325
Total Building Products-Cement/Aggregate		325
Building-Heavy Construction — 0.6%		
Sterling Construction*	14,500	264
Total Building-Heavy Construction		264
Cellular Telecommunications — 0.5%		
Syniverse Holdings*	14,200	237
Total Cellular Telecommunications		237
Chemicals-Diversified — 0.5%		
Olin	11,900	235
Total Chemicals-Diversified		235
Chemicals-Specialty — 1.2%		
Cytec Industries	600	32
Sensient Technologies	18,950	559
Total Chemicals-Specialty		591
Coal — 0.5%		
Foundation Coal Holdings	4,400	222
Total Coal		222

Description	Shares	Value (000)
Commercial Banks-Central US — 2.6%		
Bancfirst	700	$ 32
Sterling Bancshares	57,950	576
Wintrust Financial	18,550	648
Total Commercial Banks-Central US		1,256
Commercial Banks-Eastern US — 0.1%		
Susquehanna Bancshares	1,600	33
Total Commercial Banks-Eastern US		33
Commercial Banks-Western US — 0.7%		
UCBH Holdings	43,500	338
Total Commercial Banks-Western US		338
Commercial Services-Finance — 1.8%		
CBIZ*	3,600	29
Deluxe	32,250	620
Net 1 UEPS Technologies*	9,000	203
Total Commercial Services-Finance		852
Computer Aided Design — 1.3%		
Ansys*	18,300	632
Total Computer Aided Design		632
Computer Services — 1.2%		
Perot Systems, Cl A*	39,150	589
Total Computer Services		589
Computers-Integrated Systems — 2.6%		
Micros Systems*	25,200	848
MTS Systems	12,400	400
Total Computers-Integrated Systems		1,248
Computers-Peripheral Equipment — 0.8%		
Electronics for Imaging*	26,000	388
Total Computers-Peripheral Equipment		388
Decision Support Software — 1.2%		
SPSS*	15,400	597
Total Decision Support Software		597
Distribution/Wholesale — 0.1%		
Owens & Minor	700	28
Total Distribution/Wholesale		28

Description	Shares	Value (000)
Electric-Integrated — 6.0%		
Cleco	38,400	$ 852
CMS Energy	2,100	28
El Paso Electric*	39,700	848
Empire District Electric	1,500	30
NSTAR	1,000	31
Portland General Electric	1,400	32
UIL Holdings	900	27
Westar Energy	44,500	1,013
Total Electric-Integrated		2,861
Electronic Security Devices — 1.1%		
American Science & Engineering	9,700	529
Total Electronic Security Devices		529
Energy-Alternate Sources — 0.1%		
FuelCell Energy*	4,100	27
Total Energy-Alternate Sources		27
Enterprise Software/Services — 1.5%		
Sybase*	26,700	702
SYNNEX*	1,500	32
Total Enterprise Software/Services		734
Entertainment Software — 1.1%		
THQ*	23,100	504
Total Entertainment Software		504
Finance-Consumer Loans — 0.7%		
World Acceptance*	11,000	350
Total Finance-Consumer Loans		350
Finance-Investment Banker/Broker — 0.1%		
Stifel Financial*	700	31
Total Finance-Investment Banker/Broker		31
Finance-Other Services — 0.1%		
eSpeed, Cl A*	2,700	32
Total Finance-Other Services		32
Food-Miscellaneous/Diversified — 0.9%		
Chiquita Brands International*	18,600	430
Total Food-Miscellaneous/Diversified		430
Food-Retail — 1.4%		
Great Atlantic & Pacific Tea*	22,500	590
Ruddick	900	33
Weis Markets	900	31
Total Food-Retail		654
Food-Wholesale/Distribution — 0.1%		
Spartan Stores	1,400	29
Total Food-Wholesale/Distribution		29

Description	Shares	Value (000)
Funeral Services & Related Items — 1.0%		
Stewart Enterprises, Cl A	76,500	$ 491
Total Funeral Services & Related Items		491
Gambling (Non-Hotel) — 0.6%		
Isle of Capri Casinos*	39,750	284
Total Gambling (Non-Hotel)		284
Gas-Distribution — 0.9%		
Vectren	16,800	451
Total Gas-Distribution		451
Gold Mining — 1.5%		
Royal Gold	23,000	694
Total Gold Mining		694
Insurance Brokers — 1.0%		
Hilb Rogal & Hobbs	14,800	466
Total Insurance Brokers		466
Life/Health Insurance — 0.1%		
Protective Life	800	33
Total Life/Health Insurance		33
Machinery-Construction & Mining — 1.9%		
Bucyrus International Cl A	9,000	915
Total Machinery-Construction & Mining		915
Machinery-Farm — 0.8%		
Lindsay	3,900	400
Total Machinery-Farm		400
Machinery-General Industry — 0.1%		
Gardner Denver*	900	33
Total Machinery-General Industry		33
Medical Instruments — 0.1%		
Arthrocare*	800	27
NuVasive*	900	31
Total Medical Instruments		58
Medical Products — 1.4%		
Haemonetics*	11,300	673
Total Medical Products		673
Medical-Biomedical/Genetic — 1.1%		
Bio-Rad Laboratories, Cl A*	5,600	498
Sangamo Biosciences*	2,800	28
Total Medical-Biomedical/Genetic		526
Medical-Generic Drugs — 1.7%		
Alpharma, Cl A*	30,700	805
Total Medical-Generic Drugs		805

Schedule of Investments

As of March 31, 2008

Description	Shares	Value (000)
Medical-HMO — 0.0%		
AmeriGroup*	800	$ 22
Total Medical-HMO		22
Medical-Nursing Homes — 1.0%		
Kindred Healthcare*	22,050	482
Total Medical-Nursing Homes		482
Medical-Outpatient/Home Medical — 2.7%		
Amedisys*	19,266	758
Amsurg*	22,400	530
Apria Healthcare Group*	1,400	28
Total Medical-Outpatient/Home Medical		1,316
Metal Processors & Fabricators — 0.9%		
Ladish*	10,600	382
Quanex	600	31
Total Metal Processors & Fabricators		413
Miscellaneous Manufacturing — 0.1%		
Aptargroup	800	31
Total Miscellaneous Manufacturing		31
Motion Pictures & Services — 1.3%		
Lions Gate Entertainment*	62,900	613
Total Motion Pictures & Services		613
Multi-line Insurance — 1.2%		
Alfa	1,500	33
Horace Mann Educators	31,250	546
Total Multi-line Insurance		579
Oil Companies-Exploration & Production — 5.5%		
Berry Petroleum, Cl A	21,700	1,009
GMX Resources*	17,900	625
Harvest Natural Resources*	2,600	31
Penn Virginia	13,600	600
Unit*	6,700	380
Total Oil Companies-Exploration & Production		2,645
Oil Field Machinery & Equipment — 1.1%		
Gulf Island Fabrication	18,700	537
Total Oil Field Machinery & Equipment		537
Oil Refining & Marketing — 0.5%		
Holly	5,300	230
Total Oil Refining & Marketing		230
Oil-Field Services — 1.0%		
Matrix Service*	27,250	468
Total Oil-Field Services		468

Description	Shares	Value (000)
Paper & Related Products — 0.1%		
Buckeye Technologies*	2,600	$ 29
Total Paper & Related Products		29
Property/Casualty Insurance — 4.4%		
Fpic Insurance Group*	12,000	566
Philadelphia Consolidated*	24,200	779
PMA Capital, Cl A*	3,900	33
RLI	600	30
Selective Insurance Group	27,200	650
Zenith National Insurance	900	32
Total Property/Casualty Insurance		2,090
Quarrying — 0.7%		
Compass Minerals International	5,700	336
Total Quarrying		336
Reinsurance — 3.5%		
Argo Group International Holdings*	800	28
IPC Holdings	26,300	736
Max Capital Group	32,000	838
Montpelier Re Holdings	1,900	30
Platinum Underwriters Holdings	1,000	32
Total Reinsurance		1,664
REITs-Diversified — 0.1%		
CapitalSource	1,900	18
Investors Real Estate Trust	3,500	34
Total REITs-Diversified		52
REITS-Health Care — 1.7%		
Omega Healthcare Investors	48,000	833
Total REITS-Health Care		833
REITs-Hotels — 1.0%		
LaSalle Hotel Properties	17,000	488
Total REITs-Hotels		488
REITs-Mortgage — 0.3%		
Capstead Mortgage	10,750	123
Deerfield Capital	382	1
Total REITs-Mortgage		124
REITs-Office Property — 1.8%		
Corporate Office Properties	11,900	400
Parkway Properties	12,000	444
Total REITs-Office Property		844
REITs-Shopping Centers — 0.1%		
Urstadt Biddle Properties, Cl A	2,200	35
Total REITs-Shopping Centers		35

Description	Shares	Value (000)
Rental Auto/Equipment — 1.2%		
Aaron Rents	10,825	$ 233
Mcgrath Rentcorp	13,600	328
Total Rental Auto/Equipment		561
Research & Development — 1.7%		
Kendle International*	18,400	827
Total Research & Development		827
Retail-Discount — 0.5%		
Fred's, Cl A	23,600	242
Total Retail-Discount		242
Retail-Drug Store — 0.9%		
Longs Drug Stores	10,600	450
Total Retail-Drug Store		450
Retail-Office Supplies — 0.7%		
School Specialty*	11,000	347
Total Retail-Office Supplies		347
Retail-Pawn Shops — 1.7%		
Cash America International	12,300	448
Ezcorp, Cl A*	30,700	378
Total Retail-Pawn Shops		826
Retail-Petroleum Products — 0.5%		
World Fuel Services	8,000	225
Total Retail-Petroleum Products		225
Retail-Restaurants — 1.9%		
Bob Evans Farms	1,100	30
CEC Entertainment*	8,900	257
Jack in the Box*	21,600	580
Triarc, Cl A	3,600	23
Total Retail-Restaurants		890
Retail-Video Rental — 0.5%		
Blockbuster, Cl A*	75,700	247
Total Retail-Video Rental		247
S&L/Thrifts-Western US — 0.0%		
Downey Financial	1,100	20
Total S&L/Thrifts-Western US		20
Steel-Producers — 1.2%		
Schnitzer Steel Industries, Cl A	8,100	575
Total Steel-Producers		575
Telecommunications Equipment — 1.5%		
Comtech Telecommunications*	18,850	735
Total Telecommunications Equipment		735

Description	Shares	Value (000)
Telecommunications Services — 0.0%		
Global Crossing*	1,500	$ 23
Total Telecommunications Services		23
Therapeutics — 0.1%		
BioMarin Pharmaceuticals*	800	28
Total Therapeutics		28
Toys — 1.2%		
Marvel Entertainment*	22,200	595
Total Toys		595
Transactional Software — 0.9%		
ACI Worldwide*	22,500	448
Total Transactional Software		448
Transport-Equipment & Leasing — 1.1%		
GATX	13,200	516
Total Transport-Equipment & Leasing		516
Transport-Marine — 1.6%		
Kirby*	12,600	718
Overseas Shipholding Group	500	35
Total Transport-Marine		753
Transport-Services — 1.3%		
Bristow Group*	12,000	644
Total Transport-Services		644
Veterinary Diagnostics — 1.1%		
VCA Antech*	19,500	533
Total Veterinary Diagnostics		533
Total Common Stock (Cost $40,282)		45,895
Investment Company — 0.9%		
Index Fund - Value - Small Cap — 0.9%		
iShares Russell 2000 Value Index	6,700	439
Total Investment Company (Cost $455)		**439**
Money Market Fund — 3.9%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	1,864,532	1,865
Total Money Market Fund (Cost $1,865)		**1,865**
Total Investments — 100.8% (Cost $42,602)		48,199
Other Assets and Liabilities, Net — (0.8%)		(392)
Total Net Assets — 100.0%		$ 47,807

For descriptions of abbreviations and footnotes, please refer to page 158.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL BARROW HANLEY CORE BOND FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Barrow, Hanley, Mewhinney & Strauss, Inc.

Performance Highlights

- *The Old Mutual Barrow Hanley Core Bond Fund's Institutional Class shares gained 3.58% since the Fund's inception on November 19, 2007 through the fiscal year ended March 31, 2008. The Fund outperformed its benchmark, the Lehman Brothers U.S. Aggregate Index's 3.40% return during the period.*

- *The Fund benefited from an overweight in U.S. Treasuries and an emphasis on one-to-five-year maturities as compared to Index.*

- *Corporate bond selection also impacted the Fund positively during the period. The Fund was negatively impacted, however, by an underweight in mortgage-backed securities as that sector outperformed the broad market.*

Q. How did the Fund perform relative to its benchmark?

A. The Old Mutual Barrow Hanley Core Bond Fund's (the "Fund") Institutional Class shares gained 3.58% since the Fund's inception on November 19, 2007 through the fiscal year ended March 31, 2008. The Fund outperformed its benchmark, the Lehman Brothers U.S. Aggregate Index's (the "Index") 3.40% return during the period.

Q. What investment environment did the Fund face during the past year?

A. Persistent problems in the mortgage and structured security markets caused significant write-offs in the banking and brokerage industries leading to a scarcity of capital and liquidity in the financial markets. The Federal Reserve Board ("Fed") lowered interest rates and provided lending facilities for banks and brokers, moderating what could have been a significant downward spiral. The bond market's reaction to this environment produced a flight to quality rally with U.S. Government bonds outperforming late in the period.

Q. Which market factors influenced the Fund's relative performance?

A. Market factors impacting Fund performance during the period included a steepening of the two- to ten-year Treasury yield curve, mortgage-backed security performance and the underperformance of lower quality bonds. The differential between two- and ten-year U.S. Treasury yields increased dramatically during the period benefiting the Fund's performance. Additionally mortgage-backed securities outperformed the broad market during the period. While higher quality bonds generated solid returns, lower quality bonds significantly underperformed and became more attractively priced; the greatest challenge was deciding when to buy lower rated issues.

Q. How did portfolio composition affect Fund performance?

A. The Fund benefited from an overweight in U.S. Treasuries and an emphasis on one-to-five-year maturities as compared to the Index. Corporate bond selection also impacted the Fund positively during the period. The Fund was negatively impacted, however, by a slight underweight in mortgage-backed securities as that sector's performance of 3.81% was ahead of the broad market's 3.13%.

Q. **What is the investment outlook for the intermediate-term fixed-income market?**

A. Uncertainty in the financial system and a weak economic environment has led to a flight to quality rally that Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley") believes left U.S. Treasuries overvalued. As the Fed's fiscal and monetary actions work their way through the economy, Barrow Hanley believes there will be opportunities in both non-agency mortgages and lower rated corporate bonds, including high yield, and expects to increase allocations to these sectors of the market over the next few quarters.

The economy and financial markets are suffering the impact of financial firms' de-leveraging in a variety of ways and the challenge will be to balance the de-leveraging process with market stability. In Barrow Hanley's opinion, Bear Stearns' forced sale to JPMorgan Chase had to take place in order to keep the derivative counter-party risk from spiraling out of control. While Barrow Hanley believes the Fed has taken the appropriate steps thus far, the firm remains concerned about the size of the derivatives market and the hidden leverage that still exists in the global financial system.

Over the long term Barrow Hanley expects the economy to recover and the markets to favor riskier asset classes. However, the Fund's role is to both stabilize investors' overall portfolios while generating returns in-line with the yield of the broad market. Barrow Hanley will maintain its basic philosophy of building fixed-income portfolios to beat the broad bond market with low risk by focusing on security selection through research.

Top Ten Holdings as of March 31, 2008	
U.S. Treasury Note 2.750%, 02/28/13	9.1%
U.S. Treasury Note 4.750%, 05/15/14	8.9%
U.S. Treasury Note 3.500%, 02/15/18	3.9%
FNMA 5.000%, 03/01/38	2.8%
U.S. Treasury Bond 5.000%, 05/15/37	2.3%
Freddie Mac, MTN, 5.250%, 02/24/11	1.9%
FNMA 6.500%, 08/01/37	1.9%
Freddie Mac 5.400%, 03/17/21	1.6%
FNMA 5.500%, 12/01/35	1.3%
Federal Home Loan Bank 5.000%, 10/16/09	1.2%
As a % of Total Fund Investments	34.9%

Barrow Hanley Core Bond Fund

OLD MUTUAL BARROW HANLEY CORE BOND FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2008

	Inception Date	Cumulative Inception to Date
Institutional Class	11/19/07	3.58%
Lehman Brothers U.S. Aggregate Index	11/19/07	3.40%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Institutional Class shares (as reported in the November 19, 2007 prospectus) are 1.08% and 0.70%, respectively. Expenses for Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund on November 19, 2007 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2008 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2008

Description	Face Amount (000)	Value (000)
Mortgage Related — 11.7%		
Banc of America Mortgage Securities, CMO, Ser 2004-8, Cl 3A1 5.250%, 10/25/19	$ 473	$ 476
Banc of America Mortgage Securities, CMO, Ser 2005-D, Cl 2A4 4.783%, 05/25/35 (F)	395	398
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2004-PWR5, Cl A4 4.831%, 07/11/42	170	163
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2005-T20, Cl A2 5.127%, 10/12/42 (C)	210	209
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2006-PW13, Cl A4 5.540%, 09/11/41	325	322
Bear Stearns Commercial Mortgage Securities, CMBS, Ser 2006-T22, Cl A2 5.631%, 04/12/38 (C)	305	304
Chase Mortgage Finance, CMO, Ser 2006-A1, Cl 2A2 6.064%, 09/25/36 (F)	395	371
Chase Mortgage Finance, CMO, Ser 2006-A1, Cl 4A1 6.044%, 09/25/36 (F)	292	297
Chase Mortgage Finance, CMO, Ser 2007-A1, Cl 12A2 5.935%, 03/25/37 (F)	385	392
Citicorp Mortgage Securities, CMO, Ser 2006-3, Cl 2A1 5.500%, 06/25/21	355	358
Citigroup Commercial Mortgage Trust, CMBS, Ser 2004-C2, Cl A3 4.380%, 10/15/41	320	309
Countrywide Home Loan Mortgage Pass Through Trust,CMO, Ser 2007-18, Cl 1A1 6.000%, 11/25/37	400	390
Freddie Mac REMICS, CMO, Ser 3329, Cl WK 6.000%, 12/15/31	380	395
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-LDP1, Cl A2 4.625%, 03/15/46	230	228
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2004-CBX, Cl A4 4.529%, 01/12/37	150	146
Prime Mortgage Trust, CMO, Ser 2005-2, Cl 1A3 5.250%, 07/25/20	153	155
Wells Fargo Mortgage Backed Securities Trust, CMO, Ser 2006-11, Cl A8 6.000%, 09/25/36	219	220
Wells Fargo Mortgage Backed Securities Trust, CMO, Ser 2007-7, Cl A1 6.000%, 06/25/37	394	376
Total Mortgage Related (Cost $5,506)		5,509

Description	Face Amount (000)	Value (000)
U.S. Treasury Obligations — 25.8%		
U.S. Treasury Bond, 5.000%, 05/15/37	$ 1,010	$ 1,130
U.S. Treasury Notes		
7.500%, 11/15/16	200	261
4.750%, 05/15/14	3,890	4,367
3.500%, 02/15/18	1,890	1,901
2.750%, 02/28/13	4,385	4,445
Total U.S. Treasury Obligations (Cost $11,662)		12,104
U.S. Government Agency Obligations — 27.8%		
FHLMC		
6.500%, 04/01/35	19	20
6.500%, 08/01/37	72	74
6.000%, 07/01/37	234	240
6.000%, 09/01/37	381	391
6.000%, 12/01/37	179	183
6.000%, 08/01/29	53	55
5.899%, 12/01/36 (F)	381	387
5.843%, 01/01/37 (F)	514	522
5.784%, 03/01/37 (F)	374	381
5.500%, 09/01/19	123	126
5.500%, 07/01/20	39	40
5.500%, 08/01/20	447	458
5.500%, 04/01/22	42	43
5.500%, 06/01/22	4	4
5.500%, 11/01/36	365	369
5.500%, 12/01/36	206	209
5.500%, 05/01/37	527	533
5.258%, 04/01/37 (F)	285	290
5.000%, 07/01/21	355	359
5.000%, 11/01/21	25	25
5.000%, 05/01/22	362	366
5.000%, 09/01/35	416	413
FNMA		
6.500%, 08/01/37	898	931
6.000%, 01/01/29	272	281
6.000%, 12/01/34	32	33
6.000%, 12/01/34	36	37
6.000%, 10/01/36	4	4
6.000%, 11/01/36	193	197
6.000%, 12/01/36	374	384
6.000%, 11/01/37	402	412
5.500%, 04/01/21	132	135
5.500%, 11/01/21	53	54
5.500%, 12/01/33	130	131
5.500%, 12/01/35	630	637
5.500%, 01/01/36	52	53
5.500%, 01/01/36	542	548
5.500%, 03/01/36	218	220
5.500%, 03/01/36	50	50
5.500%, 04/01/36	20	20
5.500%, 11/01/36	522	527
5.500%, 11/01/36	569	575

Schedule of Investments

As of March 31, 2008

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — continued		
FNMA — continued		
5.500%, 12/01/36	$ 465	$ 470
5.000%, 03/01/20	17	17
5.000%, 03/01/36	484	480
5.000%, 05/01/37	1	1
5.000%, 03/01/38	1,405	1,391
Total U.S. Government Agency Obligations (Cost $12,828)		13,076
Corporate Bonds — 29.1%		
American Express 8.150%, 03/19/38	100	111
American General Finance		
4.000%, 03/15/11	240	227
Ameriprise Financial 5.350%, 11/15/10	205	210
Apache 5.250%, 04/15/13	270	283
Archer-Daniels-Midland		
6.450%, 01/15/38	95	96
AstraZeneca 5.400%, 09/15/12	250	264
Bank of America		
5.375, 08/15/11	145	151
5.375, 06/15/14	105	108
Bank of New York Mellon		
4.950%, 11/01/12	95	97
Bank One 5.900%, 11/15/11	285	302
Bear Stearns 7.250%, 02/01/18	95	98
Canadian Natural Resources		
6.700%, 07/15/11	105	111
5.900%, 02/01/18	105	107
Caterpillar Financial Services, MTN,		
4.850%, 12/07/12	135	138
Cisco Systems 5.500%, 02/22/16	165	171
Columbus Southern Power		
5.500%, 03/01/13	185	190
Comcast		
5.875%, 02/15/18	90	88
5.300%, 01/15/14	130	128
Computer Sciences 144A		
6.500%, 03/15/18	150	152
5.500%, 03/15/13	45	45
Countrywide Home Loans		
4.000%, 03/22/11	45	40
Covidien International Finance 144A		
6.000%, 10/15/17	45	46
5.450%, 10/15/12	90	93
CRH America 6.000%, 09/30/16	215	205
Deutsche Telekom International Finance		
8.000%, 06/15/10	95	102
Diageo Capital 5.750%, 10/23/17	115	118
Dominion Resources 5.600%, 11/15/16	80	80
Duke Energy Indiana 6.050%, 06/15/16	120	124
ERP Operating 5.125%, 03/15/16	305	264
Fannie Mae 5.125%, 01/02/14	235	244

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Federal Home Loan Bank		
5.250%, 11/03/09	$ 165	$ 168
5.000%, 10/16/09	570	578
FPL Group Capital 5.625%, 09/01/11	260	274
Freddie Mac, 5.400%, 03/17/21	725	779
Freddie Mac, MTN, 5.250%, 02/24/11	915	936
General Electric Capital		
5.875%, 01/14/38	95	92
General Electric Capital, MTN,		
4.375%, 03/03/12	225	226
Goldman Sachs Group		
6.750%, 10/01/37	95	88
5.950%, 01/18/18	80	79
Hartford Financial Services Group		
5.375%, 03/15/17	140	136
Hewlett-Packard 4.500%, 03/01/13	180	183
Hospira 6.050%, 03/30/17	90	89
International Lease Finance, MTN,		
5.750%, 06/15/11	120	121
John Deere Capital 5.400%, 10/17/11	145	152
JPMorgan Chase 6.000%, 01/15/18	190	198
Koninklijke Philips Electronics		
5.750%, 03/11/18	100	102
Kraft Foods		
7.000%, 08/11/37	105	105
6.500%, 08/11/17	170	174
Lehman Brothers Holdings, MTN,		
6.200%, 09/26/14	30	30
5.625%, 01/24/13	95	92
Marathon Oil		
6.600%, 10/01/37	60	60
6.000%, 10/01/17	135	137
Masco 6.125%, 10/03/16	75	66
Merrill Lynch 5.450%, 02/05/13	95	93
MetLife		
5.375%, 12/15/12	140	146
5.000%, 06/15/15	120	118
MidAmerican Energy Holdings		
5.875%, 10/01/12	225	238
New Cingular Wireless Services		
8.750%, 03/01/31	160	194
Nextel Communications		
6.875%, 10/31/13	155	122
Prologis 7.100%, 04/15/08	85	85
Prudential Financial, MTN,		
5.100%, 09/20/14	105	103
PSEG Power 6.950%, 06/01/12	195	209
SBC Communications		
5.100%, 09/15/14	330	328
Schering-Plough 6.750%, 12/01/33	135	133
Simon Property Group 5.750%, 12/01/15	115	109
SLM, MTN, 5.000%, 04/15/15	45	32
Southern Power 6.250%, 07/15/12	165	177
Starbucks 6.250%, 08/15/17	105	110

Description	Face Amount (000)/Shares	Value (000)
Corporate Bonds — continued		
Telecom Italia Capital 4.000%, 11/15/08	$ 90	$ 89
Time Warner Cable 5.850%, 05/01/17	165	158
Transocean 6.000%, 03/15/18	210	216
Tyco Electronics 144A		
6.550%, 10/01/17	120	126
Verizon Communications		
6.400%, 02/15/38	95	93
Wachovia 5.700%, 08/01/13	105	105
Wachovia, MTN, 5.750%, 02/01/18	95	93
Wal-Mart Stores 4.550%, 05/01/13	160	164
Washington Mutual Finance		
6.875%, 05/15/11	125	132
Weatherford International		
5.950%, 06/15/12	140	146
Wells Fargo		
5.625%, 12/11/17	190	194
4.375%, 01/31/13	130	129
Weyerhaeuser 5.950%, 11/01/08	45	46
Willis North America 6.200%, 03/28/17	90	90
Wyeth 5.500%, 02/01/14	185	192
Xcel Energy 5.613%, 04/01/17	277	278
Total Corporate Bonds (Cost $13,554)		13,706
Money Market Fund — 9.6%		
Dreyfus Cash Management Fund,		
Institutional Class, 3.324% (A),	4,529,407	4,529
Total Money Market Fund (Cost $4,529)		4,529
Total Investments — 104.0% (Cost $48,079)		48,924
Other Assets and Liabilities, Net — (4.0)%		(1,864)
Total Net Assets — 100.0%		$ 47,060

For descriptions of abbreviations and footnotes, please refer to page 158.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL CASH RESERVES FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Wellington Management Company, LLP

Performance Highlights

• *The Old Mutual Cash Reserves Fund's Class Z shares returned 4.18% for the one-year period ended March 31, 2008, slightly outperforming the 4.14% return of its benchmark, the Lipper Money Market Funds Average.*

• *Fixed-income market conditions were volatile during the period.*

• *In a volatile fixed income environment, the Fund's holdings in high-quality commercial paper and agency discount notes benefited the Fund.*

Q. How did the Fund perform relative to its benchmark?

A. The Old Mutual Cash Reserves Fund's (the "Fund") Class Z shares returned 4.18% for the one-year period ended March 31, 2008, slightly outperforming the 4.14% return of its benchmark, the Lipper Money Market Funds Average.

Q. What investment environment did the Fund face during the past year?

A. Fixed-income market conditions were volatile during the period. The financial crisis that began with the subprime meltdown continued to spread, the credit crunch intensified, lending standards tightened and broad-based deleveraging occurred. A number of financial firms failed to meet margin calls and were forced to liquidate holdings. For example, Bear Stearns, on the brink of collapse, was forced to sell itself to JPMorgan Chase for $2 a share (later revised to $10 a share). Investor anxiety over mortgage-related write-downs, weak earnings from companies in the financial sector and the persistence of negative ratings actions resulted in a renewed "flight to Treasuries". Toward the end of the period, the Federal Reserve Board ("Fed") shifted into high gear, taking a series of unprecedented actions to stabilize the financial system.

Q. Which market factors influenced the Fund's relative performance?

A. Short-term bond yields declined due to concerns about the financial system and economic weakness. The two-year U.S. Treasury declined by 3.00% to end the period at 1.59%. Six-month and one-year London Inter-Bank Offer Rates (LIBOR) declined during the period, as a result of continued action by central banks to improve liquidity conditions. Six-month LIBOR declined by 2.72% to end the period at 2.61%, while one-year LIBOR declined by 2.73% to end the period at 2.49%.

Q. How did portfolio composition affect Fund performance?

A. In a volatile fixed income environment, the Fund's holdings in high-quality commercial paper and agency discount notes benefited the Fund. The average maturity of the Fund was around 50 days at March 31, 2008.

Q. What is the investment outlook for the short-term fixed-income market?

A. Wellington Management Company, LLP ("Wellington") believes the U.S. economy will likely experience a further slowdown over the coming year. Longer term, the sub-advisor believes the Fed's accommodative monetary policy will result in higher inflation resulting from higher commodity and energy prices. Wellington concurs with the market's assessment that the contraction in credit is feeding into the real economy and believes that the Fed's proactive stance reflects its revised, grimmer assessment of the risks to the economy. Moreover, additional fiscal stimulus – beyond the U.S. $160 billion in tax rebates for consumers and businesses – is likely to come for homeowners facing negative equity. While these measures may not turn things around immediately, in the sub-advisor's view, they will help cushion the blow and should help markets and the economy recover over time.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2008

	Inception Date	7-Day Yield	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class Z	04/04/95	2.29%	4.18%	3.90%	2.57%	3.19%	3.62%
Class A	06/04/07	2.04%	n/a	n/a	n/a	n/a	3.05%*
Class C with load	06/04/07	n/a	n/a	n/a	n/a	n/a	1.51%*
Class C without load	06/04/07	1.31%	n/a	n/a	n/a	n/a	2.51%*
Institutional Class	06/04/07	2.70%	n/a	n/a	n/a	n/a	3.54%*
Lipper Money Market Funds Average	03/31/95	n/a	4.14%	3.81%	2.53%	3.14%	3.64%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

* Cumulative return since inception.

Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 0.94% and 0.73%; 1.13% and 0.98%; 1.88% and 1.73%; and 0.78% and 0.73%, respectively. Expenses for Class A, Class C and Institutional Class shares are based on estimated amounts.

Return on a $10,000 Investment



Past performance is not a guarantee of future results. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Sector Weightings as of March 31, 2008 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2008

Description	Face Amount (000)	Value (000)
Certificates of Deposit — 18.7%		
ABN Amro		
3.020%, 05/13/08	$ 700	$ 700
American Express Centurion		
4.430%, 04/08/08	750	750
Bank of Ireland		
3.090%, 05/05/08	700	700
BNP Paribas Finance		
2.650%, 09/12/08	750	750
2.400%, 06/19/08	400	400
Canadian Imperial Bank		
5.070%, 04/02/08	500	500
CS First Boston		
5.370%, 06/04/08	300	300
5.320%, 05/27/08	500	500
Deutsche Bank		
5.030%, 04/10/08	500	500
HSBC Bank 4.230%, 04/10/08	500	500
Lloyds TSB		
2.600%, 09/17/08	500	500
Marshall & Ilsley		
2.940%, 05/09/08	700	700
Societe Generale		
3.180%, 05/07/08	700	700
Total Certificates of Deposit (Cost $7,500)		**7,500**
Commercial Paper (G) — 43.7%		
Apreco		
3.310%, 04/08/08	500	500
AstraZeneca		
3.550%, 07/14/08	1,000	990
Bank of America		
4.940%, 04/03/08	300	300
Cafco		
3.150%, 05/06/08	700	698
Cargill Global Funding		
2.950%, 05/30/08	800	796
Chariot Funding		
2.950%, 04/07/08	700	700
Ciesco		
2.680%, 04/24/08	500	499
CRC Funding		
2.720%, 04/24/08	500	499
Edison Asset Securitization		
2.470%, 05/06/08	500	499
Eureka Securitization		
3.140%, 04/09/08	700	699
Falcon Asset Securitization		
2.950%, 04/15/08	750	749
General Electric Capital		
3.000%, 04/24/08	1,000	998
2.200%, 08/14/08	500	496
JP Morgan Chase		
3.000%, 04/28/08	600	599
Jupiter Securitization		
3.100%, 04/07/08	750	750

Description	Face Amount (000)	Value (000)
Commercial Paper — continued		
Kitty Hawk Funding		
3.100%, 04/02/08	$ 750	$ 750
Morgan Stanley		
3.070%, 06/16/08	700	695
Nestle Capital		
2.230%, 06/13/08	1,000	995
Park Ave Receivables		
3.150%, 04/07/08	700	700
Pfizer		
4.41%, 05/15/08	500	497
Prudential Funding		
2.85%, 04/17/08	1,000	999
Ranger Funding		
2.700%, 04/15/08	400	399
Southern		
2.300%, 05/02/08	1,000	998
Toyota Motor		
1.95%, 06/16/08	1,000	996
Yorktown Capital		
2.950%, 04/17/08	750	749
Total Commercial Paper (Cost $17,550)		**17,550**
U.S. Government Agency Obligations (G) — 17.6%		
FHLB		
2.500%, 07/30/08	750	744
2.490%, 08/06/08	1,500	1,487
FHLMC		
3.423%, 05/30/08	800	795
2.510%, 07/11/08	1,000	994
2.470%, 08/04/08	750	743
2.030%, 09/02/08	1,500	1,487
FNMA		
3.370%, 07/16/08	400	396
3.355%, 06/12/08	400	397
Total U.S. Government Agency Obligations (Cost $7,043)		**7,043**
Repurchase Agreement — 17.9%		
Credit Suisse Securities 2.750%, dated 03/31/08, to be repurchased on 04/01/08, repurchase price $7,200,550 (collateralized by various U.S. Government Obligations ranging from $25,000 - $508,181, 5.500-8.000%, 11/01/34 - 01/01/38, total market value $7,347,197) (H)	7,200	7,200
Total Repurchase Agreement (Cost $7,200)		**7,200**

Description	Face Amount (000)		Value (000)	
Corporate Bonds — 1.9%				
Freddie Mac				
3.875%, 06/15/08	$	750	$	750
Total Corporate Bonds (Cost $750)				750
Total Investments — 99.8% (Cost $40,043)				40,043
Other Assets and Liabilities, Net — 0.2%				96
Total Net Assets — 100.0%			$	40,139

For descriptions of abbreviations and footnotes, please refer to page 158.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL DWIGHT HIGH YIELD FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Dwight Asset Management Company LLC

Performance Highlights

• *The Old Mutual Dwight High Yield Fund's (the "Fund") Institutional Class shares posted a (3.39)% return since the Fund's inception on November 19, 2007 through the fiscal year ended March 31, 2008. The Fund underperformed its benchmark, the Lehman Brothers U.S. Corporate High-Yield Index (the "Index"), which lost (2.67)% during the same time frame.*

• *Fund performance benefited from the portfolio's average credit quality of BB which exceeds the B+ average credit quality of the Index.*

• *The Fund's underweight in consumer cyclical, especially retail, also had a positive impact on relative performance during the period.*

• *The Fund's relative overweight to the financial sector detracted from relative performance during the period.*

Q. How did the Fund perform relative to its benchmark?

A. The Old Mutual Dwight High Yield Fund's (the "Fund") Institutional Class shares posted a (3.39)% return since the Fund's inception on November 19, 2007 through the fiscal year ended March 31, 2008. The Fund underperformed its benchmark, the Lehman Brothers U.S. Corporate High-Yield Index (the "Index"), which lost (2.67)% during the same time frame.

Q. What investment environment did the Fund face during the past year?

A. Though the Fund's inception date was November 19, 2007, at the beginning of the fiscal year, market pundits anticipated moderate growth and more volatile market conditions than that of recent past years. While Dwight Asset Management Company LLC ("Dwight") was concerned about the possibility of a credit crunch due to the ongoing housing market correction and rising delinquency and foreclosure rates of subprime mortgages, it would have been difficult to anticipate the extent to which market conditions changed over the past year. The housing market correction, coupled with loose mortgage underwriting standards, caused delinquencies and foreclosure rates of subprime mortgages to rise. This, in turn, caused investors to reassess market risk which adversely affected market liquidity, pushing credit spreads (the yield premium at which the non-Treasury sectors of the fixed-income market trade relative to Treasuries) to their widest levels in years. To this end, banks were forced to make significant write downs in the value of their assets, financing for leveraged buyout deals quickly dried up, and several hedge funds grappled with liquidity issues. By the middle of August the market was in the midst of a credit crunch unlike any seen in some time.

In an effort to help stabilize financial markets, ease liquidity concerns and help prevent the credit crunch from throwing the economy into a recession, the Federal Reserve Board (the "Fed") began making changes to monetary policy on August 17, 2007. Since that time the Fed cut the Federal Funds rate by 3.00% and the discount rate by 3.75%. The Fed also initiated through the end of the period, a series of programs designed to inject additional liquidity into the financial system. Recently, when liquidity concerns put the solvency of Bear Stearns in jeopardy the Fed helped orchestrate a buyout by JPMorgan Chase.

Falling home prices and rising food and energy prices significantly slowed consumer spending during the year. The labor market, which had been the linchpin of the economy in recent years, began to falter in the latter half of 2007. The unemployment rate rose from its 2007 low of 4.4% to 5%, and in the first quarter of 2008 a net loss of jobs was reported for the first time since the second quarter of 2003. At period end, economic reports indicated that growth had slowed to the point that the U.S. economy was on the brink of a recession.

Q. Which market factors influenced the Fund's relative performance?

A. The period under review can be best characterized by a lack of confidence among and between banks, brokers and other financial intermediaries. Fallout from the subprime liquidity crisis gave way to balance sheet preservation and capital conservation. Continued asset impairments and write-downs put pressure on bank capital ratios, compelling them to de-lever (pull back on lending) and raise new capital. The ensuing credit crunch was debilitating to the high-yield and leveraged loan markets as credit was rationed to all but the highest quality issuers. This resulted in dramatic spread widening as risk premiums rose to reflect the possibility of below-trend economic growth and increasing corporate distress. Accordingly, higher rated companies with ample liquidity in favorable sectors, such as energy, outperformed lower rated more cyclical companies in the retail and housing sectors.

In addition to the fundamental problems caused by the credit crunch, banks and brokers were saddled with loan and bond commitments made at the height of the credit bubble. Those commitments extended overly aggressive terms at generous interest rates. By most estimates the total amount of commitments approximated $320 billion. This technical headwind served to maintain pressure on spreads as fears of banks exiting positions persisted. As a result, spreads of previously issued covenant light loans and bonds widened more than the Index.

The market began to focus on recessionary fears later in the period. Reports of a weakening economy and weak economic data and decelerating employment growth pressured spreads wider. Weaker quarterly results worried investors and analysts alike, causing many to trim estimates for corporate earnings and cash flow. Investors, accordingly, rotated into BB-rated bonds, the highest rated credit tier of the high-yield market, and out of CCC-rated bonds.

Q. How did portfolio composition affect Fund performance?

A. Dwight has believed that caution was warranted in the high-yield bond market for several quarters and has, therefore, constructed the Fund's portfolio accordingly. During the period the Fund maintained a high quality bias, a shortened effective duration relative to the Index and generally avoided more cyclical sectors such as homebuilding and retail. Fund performance benefited from the portfolio's average credit quality of BB which exceeds the B+ average credit quality of the Index. The Fund's underweight in consumer cyclical, especially retail, also had a positive impact on relative performance during the period. On the other hand, the Fund's relative overweight to the financial sector detracted from relative performance during the period.

Q. What is the investment outlook for the high-yield fixed-income market?

A. Dwight notes that economic releases as of the end of the fiscal year indicate that the U.S. economy is teetering on the edge of a recession. These softer economic conditions are likely to continue, in the sub-advisor's view, until it is evident that the housing market is at or near a bottom and financial market liquidity begins to improve. Additionally, the labor market, which has propped up the economy over the past several years, is weakening. Dwight notes that the softening labor market is almost certain to impact income growth in the months ahead and that this does not bode well for consumer spending at a time when higher food and energy prices are already putting a crimp in the average household budget.

The Fed has been taking aggressive action to limit the depth and length of the current economic slowdown, lowering key interest rates and injecting liquidity into the system. Dwight believes the Fed will further reduce the Federal Funds rate in the coming months in an effort to revive economic growth and loosen tight credit conditions. Thus far the changes in monetary policy appear to be offset by weak demand and tight credit, but the U.S. Government's recently passed fiscal stimulus package that will distribute in excess of $150 billion in tax cuts should help boost the economy in the third quarter of 2008 in Dwight's view. The key question will be whether or not the higher level of growth can be maintained into the fourth quarter and beyond once the effect of the fiscal stimulus has passed.

Credit spreads are still near multi-year highs. Over the past nine months, high-yield bonds have experienced unprecedented spread widening in a period of relatively low default rates. What began as a technical sell-off driven by gridlock in the credit markets has morphed into fundamental weakness borne out of recessionary fears. Dwight believes high-yield spreads may remain vulnerable to further widening as the credit crunch filters down to individuals and businesses, further exacerbating problems in the housing market. Furthermore, Dwight believes slower growth will ultimately lead to weaker corporate cash flow generation and elevated default rates well into 2009. The Fund will therefore maintain a bias towards higher credit quality investments while avoiding cyclical sectors that are more dependent upon consumer spending.

*Top Ten Holdings
as of March 31, 2008*

Citizens Communications 9.000%, 08/15/31	3.6%
Provident 7.250%, 03/15/28	3.5%
Levi Strauss 9.750%, 01/15/15	3.5%
Countrywide Asset-Backed Certificates, Ser 2003-2, Cl M2 6.702%, 03/26/33	3.5%
Chesapeake Energy 6.375%, 06/15/15	3.4%
Fairpoint Communications 144A, 13.125%, 04/01/18	3.3%
Alliance One International 11.000%, 05/15/12	3.0%
Stater Brothers Holdings 8.125%, 06/15/12	2.7%
OPTI Canada 8.250%, 12/15/14	2.7%
FTI Consulting 7.750%, 10/01/16	2.7%
As a % of Total Fund Investments	31.9%

OLD MUTUAL DWIGHT HIGH YIELD FUND — concluded

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2008

	Inception Date	Cumulative Inception to Date
Institutional Class	11/19/07	(3.39)%
Lehman Brothers U.S. Corporate High-Yield Index	11/19/07	(2.67)%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Institutional Class shares (as reported in the November 19, 2007 prospectus) are 2.41% and 0.80%, respectively. Expenses for Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund on November 19, 2007 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2008 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2008

Description	Face Amount (000)	Value (000)
Corporate Bonds — 83.3%		
Advanta Capital Trust, Ser B		
8.990%, 12/17/26	$ 174	$ 113
Alliance One International		
11.000%, 05/15/12	255	259
Allied Waste North America,		
5.750%, 02/15/11	183	179
Aramark Services		
6.739%, 02/01/15 (F)	162	143
Belden 7.000%, 03/15/17	211	204
Cascades 7.250%, 02/15/13	186	164
Cenveo 7.875%, 12/01/13	239	194
Chesapeake Energy		
6.375%, 06/15/15	300	291
Citizens Communications		
9.000%, 08/15/31	350	306
Coleman Cable 9.875%, 10/01/12	195	162
Connacher Oil and Gas, 144A		
10.250%, 12/15/15	150	151
D.R. Horton 7.875%, 08/15/11	108	105
Denbury Resources		
7.500%, 12/15/15	185	189
E*Trade Financial 7.875%, 12/01/15	250	177
Fairpoint Communications, 144A		
13.125%, 04/01/18	290	278
Ford Motor Credit 7.375%, 10/28/09	220	200
FTI Consulting 7.750%, 10/01/16	220	228
GMAC 7.000%, 02/01/12	220	167
Ikon Office Solutions		
7.750%, 09/15/15	171	162
Ikon Office Solutions, 144A		
9.926%, 01/01/12 (F)	79	75
Kansas City Southern		
9.375%, 05/01/12	75	77
KB Home 7.750%, 02/01/10	235	225
Landry's Restaurants		
9.500%, 12/15/14	220	215
Levi Strauss 9.750%, 01/15/15	300	299
MGM Mirage		
6.625%, 07/15/15	80	70
5.875%, 02/27/14	90	77
OPTI Canada 8.250%, 12/15/14	233	231
Provident 7.250%, 03/15/28	350	300
Pulte Homes		
8.125%, 03/31/11	50	48
7.875%, 08/01/11	33	32
Qwest 8.875%, 03/15/12	25	25
Residential Capital, 144A		
9.190%, 04/17/09 (F)	343	127
RH Donnelley, 144A		
8.875%, 10/15/17	250	156
Roadway 8.250%, 12/01/08	220	215

Description	Face Amount (000)/Shares	Value (000)
Corporate Bonds — continued		
Rogers Communications		
6.750%, 03/15/15	$ 50	$ 50
Southwestern Energy, 144A		
7.500%, 02/01/18	150	155
Stater Brothers Holdings		
8.125%, 06/15/12	230	231
Swift Transportation, 144A		
10.815%, 05/15/15 (F)	171	68
Tesoro 6.500%, 06/01/17	243	217
Toys R US 7.875%, 04/15/13	80	60
True Temper Sports		
8.375%, 09/15/11	311	187
Uno Restaurant 144A		
10.000%, 02/15/11	78	31
Valassis Communication		
8.250%, 03/01/15	260	214
Xerox Capital Trust I		
8.000%, 02/01/27	109	108
Total Corporate Bonds (Cost $8,041)		**7,165**
Asset-Backed Securities — 6.1%		
Home Equity Loans — 6.1%		
Countrywide Asset-Backed		
Certificates, Ser 2003-2,		
Cl M2 (F) 5.595%, 03/26/33	323	296
Residential Funding Mortgage		
Securities, Ser 2005-HI3,		
Cl A2 5.090%, 09/25/35	112	108
Residential Funding Mortgage		
Securities, Ser 2006-HSA2,		
Cl AI2 (F) 5.496%, 03/25/36	139	117
Total Home Equity Loans		**521**
Total Asset-Backed Securities (Cost $554)		**521**
Mortgage Related — 2.0%		
Granite Master Issuer, CMO,		
Ser 2007-1, Cl 2A1 (F)		
5.658%, 12/20/54	180	176
Total Mortgage Related (Cost $168)		**176**
Money Market Fund — 8.0%		
Dreyfus Cash Management Fund,		
Institutional Class, 3.324% (A)	685,406	685
Total Money Market Fund (Cost $685)		**685**
Total Investments — 99.4% (Cost $9,448)		**8,547**
Other Assets and Liabilities, Net — 0.6%		**55**
Total Net Assets — 100.0%		$ **8,602**

For descriptions of abbreviations and footnotes, please refer to page 158.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Dwight Asset Management Company LLC

Performance Highlights

- *The Old Mutual Dwight Intermediate Fixed Income Fund's Class Z shares posted a 5.50% return for the one-year period ended March 31, 2008, trailing the 7.84% gain of its benchmark, the Lehman Brothers Intermediate U.S. Aggregate Index.*

- *Over the course of the past year, as market participants favored the safety of U.S. Treasuries over all other fixed-income sectors, the Fund's overweight allocation to "spread sectors" detracted from the Fund's relative performance.*

- *Although asset-backed securities and commercial mortgage-backed securities provided positive absolute returns, the Fund's overweight allocation to these sectors detracted from performance relative to the Index.*

- *The Fund's underweight in corporate bonds contributed positively to the Fund's relative performance.*

Q. How did the Fund perform relative to its benchmark?

A. The Old Mutual Dwight Intermediate Fixed Income Fund's (the "Fund") Class Z shares posted a 5.50% return for the one-year period ended March 31, 2008, trailing the 7.84% gain of its benchmark, the Lehman Brothers Intermediate U.S. Aggregate Index (the "Index"). Performance for all share classes can be found on page 146.

Q. What investment environment did the Fund face during the past year?

A. At the beginning of the fiscal year, market pundits anticipated moderate growth and more volatile market conditions than that of recent years past. While Dwight Asset Management Company LLC ("Dwight") was concerned about the possibility of a credit crunch due to the ongoing housing market correction and rising delinquency and foreclosure rates of subprime mortgages, it would have been difficult to anticipate the extent to which market conditions changed over the past year. The housing market correction coupled with loose mortgage underwriting standards caused delinquency and foreclosure rates of subprime mortgages to rise. This, in turn, caused investors to reassess market risk and adversely affected market liquidity pushing credit spreads to their widest levels in years. Banks were forced to make significant write downs in the value of their assets, financing for leveraged buyout deals quickly dried up and several hedge funds grappled with liquidity issues. By the middle of August the market was in the midst of a credit crunch unlike any seen in some time.

In an effort to help stabilize financial markets, ease liquidity concerns and help prevent the credit crunch from throwing the economy into a recession, the Federal Reserve Board ("Fed") began making changes to monetary policy on August 17, 2007. Since that time the Fed has cut the Fed Funds rate by 3.00% and the discount rate by 3.75%. The Fed has also initiated a series of programs designed to inject additional liquidity into the financial system. Recently, when liquidity concerns put the solvency of Bear Stearns in jeopardy, the Fed helped orchestrate a buyout by JPMorgan Chase.

Falling home prices and rising food and energy prices significantly slowed consumer spending during the year. The labor market, which had been the linchpin of the economy in recent years, began to falter in the latter half of 2007. The unemployment rate rose from its 2007 low of 4.4% to 5%, and in the first quarter of 2008 a net loss of jobs was reported for the first time since the second quarter of 2003. At period end, economic reports were indicating that growth had slowed to the point that the U.S. economy was in a recession.

Q. Which market factors influenced the Fund's relative performance?

A. The broad reassessment of financial market risk over the past year prompted investors to demand higher yields for owning riskier assets. As a result, the risk premium at which non-Treasury securities traded relative to U.S. Treasuries increased significantly. At the beginning of 2007 the spread over Treasuries at which corporate bonds, asset-backed securities, residential and commercial mortgage-backed securities traded was near historical lows. By early March of 2008 credit spreads were at or near their widest levels of the past decade.

While credit spreads were widening, Treasury yields were falling. Nervous investors sold stocks and bonds and flocked to the safety of U.S. Treasuries pushing Treasury yields down to their lowest levels since the summer of 2003. At one point during the first quarter of 2008, the yield of the three-month U.S. Treasury fell to its lowest level in five decades. Overall, a flight to quality boosted the performance of U.S. Treasuries relative to the other fixed-income sectors.

Q. How did portfolio composition affect Fund performance?

A. Dwight believes that, over time, building a higher yielding portfolio will contribute to providing excess returns over the Index. To pursue this goal, the Fund typically overweights sectors known as "spread sectors" (corporate bonds, asset-backed securities, residential and commercial mortgage-backed securities) relative to the Index. Over time this strategy has helped the Fund's performance. Over the course of the past year, however, as market participants favored the safety of U.S. Treasuries over all other fixed-income sectors, the Fund's overweight allocation to "spread sectors" detracted from the Fund's relative performance.

The performance of both asset-backed securities and commercial mortgage-backed securities was impacted by investor credit concerns and a general lack of market liquidity. While the Fund's high quality bias in these sectors helped insulate investors from the more significant spread widening of lower rated securities, even the AAA-rated bonds that the Fund owned underperformed comparable-duration U.S. Treasuries during the period. Although these sectors provided positive absolute returns, the Fund's overweight allocation to these sectors detracted from performance relative to the Index.

Corporate bonds also underperformed duration-matched Treasuries over the past year. Weakness in this sector was driven by subprime mortgage related write downs at large banks, continued weakness in the housing market, significant new issuance and a softening economy. The finance sector was among the sectors that felt the most impact as banks and brokers experienced asset quality issues and several mortgage originators discontinued operations. Homebuilders' bonds also suffered as the housing correction continued. During the period Dwight believed that corporate bonds were overvalued relative to the other fixed-income sectors for most of the year and, as a result, the Fund was positioned underweight this sector relative to the Index. This strategy contributed positively to the Fund's relative performance.

Residential mortgage-backed securities ("RMBS"), backed by the credit of U.S. Government agencies Fannie Mae and Freddie Mac, were not immune to credit concerns. General risk aversion during the period, a glut of new issuance and waning foreign demand caused RMBS spreads to widen. Early in 2007, Dwight felt that RMBS were priced for perfection. The market had been in a low volatility environment for several years and the price of RMBS reflected this. Dwight positioned the Fund's RMBS allocation as an underweight versus the benchmark for much of the year, to reflect its belief that spreads would widen in this sector as market volatility picked up. Early in the fiscal year, the underweight position, ultimately, contributed positively to the Fund's relative performance.

Q. What is the investment outlook for the fixed-income market?

A. Dwight notes that economic releases as of the end of the fiscal year indicate that the U.S. economy is in a recession. These softer economic conditions are likely to continue, in the sub-advisor's view, until it is evident that the housing market is at or near a bottom and financial market liquidity begins to improve. Additionally, the labor market, which has propped up the economy over the past several years, is weakening. Dwight notes that the softening labor market is almost certain to impact income growth in the months ahead and that this does not bode well for consumer spending at a time when higher food and energy prices are already putting a crimp in the average household budget.

The Fed has been taking aggressive action to limit the depth and length of the current economic slowdown, lowering key interest rates and injecting liquidity into the system. Dwight believes the Fed will further reduce the Fed Funds rate in the coming months in an effort to revive economic growth and loosen tight credit conditions. Thus far the changes in monetary policy appear to be offset by weak demand and tight credit, but the U.S. Government's recently passed fiscal stimulus package that will distribute in excess of $150 billion in tax rebates should help boost the third quarter's growth rate in Dwight's view. The key question will be whether or not the higher level of growth can be maintained into the fourth quarter and beyond once the effect of the fiscal stimulus has passed.

Credit spreads (the yield premium at which the non-Treasury sectors of the fixed-income market trade relative to Treasuries) are still near multi-year highs. Dwight believes that in many situations worst case scenarios are already reflected in current bond prices and that high quality structured securities with strong credit protection offer good relative value at their current levels. Dwight looks for opportunities to add to its positions where bonds are less expensive than what appears to be justified by fundamentals. Although the timing remains uncertain, Dwight believes that as market conditions normalize there will be opportunities to provide excess returns in fixed-income portfolios as credit spreads of non-Treasury sectors return to more normal levels.

Top Ten Holdings as of March 31, 2008	
FNMA 5,880%, 09/01/37	5.5%
U.S. Treasury Note 3.500%, 02/15/18	4.5%
FNMA 4.500%, 02/01/35	3.7%
U.S. Treasury Note 4.750%, 08/15/17	2.4%
FNMA 5.500%, 12/01/36	2.3%
FGLMC 5.500%, 05/01/37	2.1%
FGLMC 6.000%, 08/01/37	2.0%
FGLMC TBA 5.000%, 04/15/35	1.9%
FNMA 6.500%, 08/01/37	1.9%
FHLMC 5.250%, 11/03/09	1.8%
As a % of Total Fund Investments	28.1%

Dwight Intermediate Fixed Income Fund

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of March 31, 2008

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized Inception to Date
Class Z	07/31/03	5.50%	4.72%	5.16%
Class A with load	07/31/03	0.40%	2.85%	3.84%
Class A without load	07/31/03	5.37%	4.52%	4.94%
Class C with load	07/31/03	3.51%	3.70%	4.12%
Class C without load	07/31/03	4.51%	3.70%	4.12%
Institutional Class	12/20/06[1]	6.04%	n/a	5.81%
Lehman Brothers Intermediate U.S. Aggregate Index	07/31/03	7.84%	5.52%	4.74%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

Class A shares have a current maximum up-front sales charge of 4.75% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the June 4, 2007 prospectus as supplemented on January 23, 2008) are 1.60% and 0.58%; 3.68% and 0.83%; 7.98% and 1.58%; and 0.84% and 0.50%, respectively. Expenses for Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of July 31, 2003 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2008 — % of Total Fund Investments



Schedule of Investments

As of March 31, 2008

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — 47.7%		
FNMA		
6.500%, 03/01/35	$ 437	$ 454
6.500%, 08/01/37	1,410	1,462
6.500%, 10/01/37 (J)	666	684
6.250%, 02/01/11	925	995
6.000%, 05/01/33	222	229
6.000%, 07/01/36	599	614
6.000%, 08/01/36	161	165
6.000%, 09/01/36	261	268
6.000%, 11/01/36	266	273
6.000%, 02/01/37	611	626
6.000%, 10/01/37	161	163
5.990%, 10/01/36 (F)	63	64
5.880%, 09/01/37 (F)	4,186	4,230
5.500%, 03/01/20	138	141
5.500%, 04/01/21	84	86
5.500%, 11/01/21	132	135
5.500%, 12/01/35	1,039	1,051
5.500%, 02/01/36	331	334
5.500%, 03/01/36	293	296
5.500%, 03/01/36	589	596
5.500%, 04/01/36	399	403
5.500%, 11/01/36	204	207
5.500%, 11/01/36	916	926
5.500%, 12/01/36	1,750	1,769
5.500%, 03/01/37	163	165
5.000%, 03/01/20	74	75
5.000%, 09/01/35	776	769
5.000%, 05/01/37	356	353
4.500%, 02/01/35	2,963	2,859
FNMA TBA		
6.500%, 04/01/31	90	93
5.000%, 04/15/21	400	404
5.000%, 04/01/37	895	886
FHLMC		
5.899%, 12/01/36 (F)	680	692
5.851%, 01/01/37 (F)	960	975
5.265 %, 04/01/37 (F)	635	647
5.250%, 11/03/09 (I)	1,340	1,364
FGLMC		
6.500%, 08/01/37	186	193
6.000%, 07/01/37	481	494
6.000%, 08/01/37	1,509	1,549
5.500%, 09/01/17	84	86
5.500%, 08/01/20	197	202
5.500%, 02/01/21	46	47
5.500%, 02/01/21	378	387
5.500%, 05/01/21	112	114
5.500%, 09/01/21	350	357
5.500%, 04/01/22	485	495
5.500%, 06/01/22	4	4
5.500%, 11/01/36	130	132
5.500%, 12/01/36	417	422

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — continued		
FGLMC — continued		
5.500%, 05/01/37	$1,623	$ 1,641
5.500%, 08/01/37	147	148
5.000%, 07/01/21	714	723
5.000%, 11/01/21	29	29
5.000%, 05/01/22	407	412
FGLMC TBA		
5.500%, 04/01/33	1,020	1,030
5.000%, 04/15/35	1,500	1,489
Total U.S. Government Agency Obligations (Cost $33,822)		35,407
Mortgage Related — 16.1%		
Adjustable Rate Mortgage Trust CMO, Ser 2004-4, Cl 3A1 (F)		
7.176%, 03/25/35	15	15
Banc of America Commercial Mortgage CMBS, Ser 2000-1, Cl A1A (I)		
7.109%, 11/15/31	11	11
Banc of America Commercial Mortgage CMBS, Ser 2001-PB1, Cl A2 (I)		
5.787%, 05/11/35	465	468
Banc of America Commercial Mortgage CMBS, Ser 2003-1, Cl A2		
4.648%, 09/11/36	1,000	974
Banc of America Commercial Mortgage CMBS, Ser 2004-5, Cl A4		
4.936%, 11/10/41	746	739
Banc of America Commercial Mortgage CMBS, Ser 2005-6, Cl A4 (F)		
5.181%, 09/10/47	1,000	995
Banc of America Funding CMO, Ser 2007-7, Cl 3A11 (F)		
6.818%, 09/25/37	89	72
Banc of America Funding CMO, Ser 2007-7, Cl 3A3 (F)		
6.820%, 09/25/37	71	70
Bear Stearns Commercial Mortgage Securities CMBS, Ser 2004-PWR5, Cl A1		
3.762%, 07/11/42	2	2
Bear Stearns Commercial Mortgage Securities CMBS, Ser 2007-PW16, Cl A4 (F) (I)		
5.710%, 05/11/17	125	124
Bear Stearns Commercial Mortgage Securities CMBS, Ser 1999-WF2, Cl A2 (I)		
7.080%, 07/15/31	70	71

Schedule of Investments

As of March 31, 2008

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Commercial Mortgage Pass-Through Certificates CMBS, Ser 1999-1, Cl A2 6.455%, 05/15/32	$ 77	$ 77
Countrywide Home Loan Mortgage Pass-Through Trust CMO, Ser 2004-HYB6, Cl A2 (F) (I) 4.556%, 11/20/34	66	58
Crusade Global Trust CMO, Ser 2003-2, Cl A (F) (I) 2.954%, 09/18/34	54	54
CS First Boston Mortgage Securities CMBS, Ser 1997-C2, Cl D 7.270%, 01/17/35	433	434
DLJ Commercial Mortgage CMBS, Ser 2000-CF1, Cl A4 (F) (I) 8.020%, 06/10/33	50	53
Fannie Mae Agency CMO, Ser 2006-5, Cl 2A2 (F) (I) 2.746%, 02/25/35	95	93
FHLMC Multifamily Structured Pass-Through Certificates CMBS, Ser K001, Cl A3 (F) (I) 2.469%, 01/25/12	45	46
GE Capital Commercial Mortgage CMBS, Ser 2004-C3, Cl A1 3.752%, 07/10/39	29	28
GS Mortgage Securities CMBS, Ser 1998-C1, Cl B (I) 6.970%, 10/18/30	75	75
GS Mortgage Securities CMBS, Ser 2004-GG2, Cl A4 4.964%, 08/10/38	415	410
GSR Mortgage Loan Trust CMO, Ser 2005-AR3, Cl 4A1 (F) 5.264%, 05/25/35	53	55
GSR Mortgage Loan Trust CMO, Ser 2005-AR4, Cl 5A1 (F) 5.398%, 07/25/35	23	21
JP Morgan Chase Commercial Mortgage CMBS, Ser 2001-CIB2, Cl D (F) (I) 6.847%, 04/15/35	150	156
JP Morgan Chase Commercial Mortgage CMBS, Ser 2004-C2, Cl A1 4.278%, 05/15/41	925	917
JP Morgan Chase Commercial Mortgage CMBS, Ser 2004-CB9, Cl A1 (F) (I) 3.475%, 06/12/41	37	36
JP Morgan Chase Commercial Mortgage CMBS, Ser 2005-CB13, Cl A1 (I) 3.635%, 01/12/43	24	24

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Lehman Brothers Commercial Conduit Mortgage Trust CMBS, Ser 1999-C1, Cl A2 (I) 6.780%, 06/15/31	$ 69	$ 70
Lehman Brothers-UBS Commercial Mortgage Trust CMBS, Ser 2001-C2, Cl A2 (I) 6.653%, 11/15/27	80	83
Lehman Brothers-UBS Commercial Mortgage Trust CMBS, Ser 2005-C7, Cl AM (F) 5.263%, 11/15/40	1,000	958
Luminent Mortgage Trust CMO, Ser 2006-6, Cl A1 (F) (I) 2.799%, 10/25/46	66	50
Merrill Lynch Mortgage Trust CMBS, Ser 2004-BPC1, Cl AJ (F) 4.920%, 10/12/41	100	88
Merrill Lynch/Countrywide Commercial Mortgage CMBS, Ser 2006-4, Cl A1 (F) (I) 3.642%, 12/12/49	64	62
MLCC Mortgage Investors CMO, Ser 2005-A, Cl A1 (F) (I) 2.829%, 03/25/30	19	15
Morgan Stanley Capital CMBS, Ser 2005-HQ7, Cl A1 (I) 3.864%, 11/14/42	23	22
Morgan Stanley Dean Witter Capital CMBS, Ser 2001-TOP5, Cl A4 6.390%, 10/15/35	784	809
Morgan Stanley Dean Witter Capital CMBS, Ser 2002-HQ, Cl A3 (I) 6.510%, 04/15/34	60	62
Nationslink Funding CMBS, Ser 1999-1, Cl A2 (I) 6.316%, 01/20/31	74	74
PNC Mortgage Acceptance CMBS, Ser 2001-C1, Cl A2 (I) 6.360%, 03/12/34	725	741
Protective Finance CMBS, 144A Ser 2007-PLA, Cl A1 5.325%, 03/14/38	1,258	1,238
Wachovia Bank Commercial Mortgage Trust CMBS, Ser 2005-C20, Cl A7 (F) 5.118%, 07/15/42	1,309	1,294
Wachovia Bank Commercial Mortgage Trust CMBS, Ser 2005-C20, Cl AMFX (F) (I) 5.179%, 07/15/42	80	79

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
WaMu Mortgage Pass-Through Certificates CMO, Ser 2006-AR10, Cl 1A1 (F) (I) 5.940%, 09/25/36	$ 79	$ 76
Wells Fargo Mortgage Backed Securities CMO, Ser 2004-Z, Cl 2A1 (F) 4.573%, 12/25/34	48	44
Wells Fargo Mortgage Backed Securities CMO, Ser 2005-AR10, Cl 2A2 (F) 4.110%, 06/25/35	48	44
Wells Fargo Mortgage Backed Securities CMO, Ser 2006-AR10, Cl 5A5 (F) 5.596%, 07/25/36	125	116
Total Mortgage Related (Cost $12,102)		**12,003**
Corporate Bonds — 14.8%		
Alliance One International 11.000%, 05/15/12	246	250
American Airlines 7.250%, 02/05/09	150	148
Banco Mercantil del Norte, 144A (F) 6.135%, 10/13/16	60	59
Bank of New York Mellon 4.950%, 11/01/12	540	553
CBG Florida REIT, 144A (F) 7.114%, 05/29/49	60	34
Citigroup 5.850%, 07/02/13	550	558
Covidien International Finance, 144A 6.000%, 10/15/17	471	485
Deutsche Telekom International Finance BV 8.000%, 06/15/10	450	481
DP World Sukuk, 144A 6.250%, 07/02/17	560	537
Embarq 7.082%, 06/01/16	560	530
ERP Operating 5.750%, 06/15/17	580	528
Export-Import Bank Of Korea 5.500%, 10/17/12	555	569
FPL Group Capital 5.625%, 09/01/11	405	427
General Electric Capital MTN, 5.720%, 08/22/11	305	309
Ikon Office Solutions 7.750%, 09/15/15	26	25
Ikon Office Solutions, 144A (F) 9.926%, 01/01/12	4	4
iStar Financial 5.650%, 09/15/11	617	469

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Marshall & Ilsley Bank 5.150%, 02/22/12	$ 585	$ 579
Manufacturer & Trader Trust Bank 6.625%, 12/04/17	225	216
National City Bank (F) 3.370%, 06/07/17	550	359
PNC Bank NA 6.000%, 12/07/17	565	544
SunTrust Bank 7.250%, 03/15/18	548	560
Telecom Italia Capital 4.000%, 11/15/08	465	461
Tengizchevroil Financial, 144A 6.124%, 11/15/14	550	525
Union Pacific 3.875%, 02/15/09	440	442
Valassis Communication 8.250%, 03/01/15	20	16
Weatherford International 6.350%, 06/15/17	875	905
WR Berkley 5.600%, 05/15/15	50	48
Xcel Energy 5.613%, 04/01/17	293	294
Xstrata Finance Canada, 144A 5.500%, 11/16/11	55	56
Total Corporate Bonds (Cost $11,220)		**10,971**
U.S. Treasury Obligations — 10.0%		
U.S. Treasury Bill (B) (C) 1.322%, 06/12/08	70	70
U.S. Treasury Bond 4.750%, 02/15/37	110	118
U.S. Treasury Notes 4.750%, 08/15/17	1,670	1,848
4.625%, 11/15/09	100	105
3.500%, 02/15/18	3,505	3,525
3.250%, 12/31/09	888	912
3.500%, 02/15/18	501	508
2.875%, 01/31/13	359	366
Total U.S. Treasury Obligations (Cost $8,091)		**7,452**
Asset-Backed Securities — 6.2%		
Auto & Transportation — 1.5%		
Harley-Davidson Motorcycle Trust Ser 2003-3, Cl B (I) 2.280%, 05/15/11	8	8
USAA Auto Owner Trust, Ser 2008-1, Cl A3 4.160%, 04/16/12	1,125	1,134
Total Auto & Transportation		**1,142**

SCHEDULE OF INVESTMENTS

AS OF MARCH 31, 2008

Description	Face Amount (000)	Value (000)
Equipment — 0.1%		
Aircraft Certificate Owner Trust, 144A, Ser 2003-1A, Cl D 6.455%, 09/20/22	$ 55	$ 58
Total Equipment		58
Home Equity Loans — 2.2%		
CIT Group Home Equity Loan Trust, Ser 2002-1, Cl AF5 (F) (I) 6.710%, 02/25/33	5	5
Citigroup Mortgage Loan Trust, Ser 2006-WF2, Cl A2C (F) (I) 5.852%, 05/25/36	70	70
Countrywide Asset-Backed Certificates, Ser 2003-2, Cl M2 (F) (I) 5.595%, 03/26/33	17	15
Countrywide Asset-Backed Certificates, Ser 2003-5, Cl MF2 (F) 5.959%, 11/25/33	49	32
Countrywide Asset-Backed Certificates, Ser 2005-7, Cl AF6 (F) 4.693%, 11/25/35	38	35
Equivantage Home Equity Loan Trust, Ser 1996-3, Cl A3 (I) 7.700%, 09/25/27	9	8
Fannie Mae Whole Loan, Ser 2002-W11, Cl AF5 4.978%, 11/25/32	15	15
HFC Home Equity Loan Asset Backed Certificates, Ser 2006-2, Cl A1 (F) (I) 2.968%, 03/20/36	96	75
Indymac Home Equity Loan, Ser 2001-A, Cl AF6 (F) (I) 6.537%, 11/25/30	3	2
IXIS Real Estate Capital Trust, Ser 2006-HE2, Cl A1 (F) (I) 2.659%, 08/25/36	4	4
JP Morgan Mortgage Acquisition, Ser 2006-FRE2, Cl A3 (F) (I) 2.779%, 02/25/36	103	98
JP Morgan Mortgage Acquisition, Ser 2006-CW1, Cl A2 (F) (I) 2.639%, 05/25/36	11	11
Long Beach Mortgage Loan Trust, Ser 2006-WL3, Cl 2A2 (F) (I) 2.749%, 01/25/36	83	81
People's Financial Realty Mortgage Securities Trust, Ser 2006-1, Cl 1A1 (F) (I) 2.669%, 09/25/36	65	63
RAAC Series, Ser 2006-SP2, Cl A1 (F) (I) 2.669%, 02/25/36	19	19
Renaissance Home Equity Loan Trust, Ser 2007-3, Cl AF2 (F) 7.000%, 09/25/37	145	146

Description	Face Amount (000)/Shares	Value (000)
Home Equity Loans — continued		
Renaissance Home Equity Loan Trust, Ser 2007-1, Cl AF2 (F) 5.510%, 04/25/37	$ 65	$ 65
Residential Asset Securities, Ser 2001-KS2, Cl AI5 (F) (I) 7.014%, 06/25/31	28	27
Residential Asset Securities, Ser 2001-KS3, Cl AI6 (F) (I) 5.960%, 09/25/31	28	28
Securitized Asset-Backed Receivables, Ser 2006-NC1, Cl A1 (F) (I) 2.659%, 03/25/36	6	6
Soundview Home Equity Loan Trust, Ser 2006-OPT3, Cl 2A2 (F) (I) 2.709%, 06/25/36	75	73
Structured Asset Investment Loan, Ser 2003-BC3, Cl M2 (F) (I) 5.524%, 04/25/33	2	1
Terwin Mortgage Trust, Ser 2005-14HE, Cl AF2 (F) (I) 4.849%, 08/25/36	157	153
Wells Fargo Home Equity Trust, Ser 2004-2, Cl AI3 (F) 3.970%, 05/25/34	566	544
Total Home Equity Loans		1,576
Infrastructure — 1.3%		
PP&L Transition Bond, Ser 1999-1, Cl A8 (I) 7.150%, 06/25/09	534	544
TXU Electric Delivery Transition Bond, Ser 2004-1, Cl A2 4.810%, 11/17/14	425	442
Total Infrastructure		986
Other — 1.1%		
Oil and Gas Royalty Trust, 144A, Ser 2005-1A, Cl A 5.090%, 07/28/12	308	312
Peco Energy Transition Trust, Ser 2001-A, Cl A1 6.520%, 12/31/10	490	524
Total Other		836
Total Asset-Backed Securities (Cost $4,592)		4,598
Money Market Fund — 9.6%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A)	7,142,751	7,143
Total Money Market Fund (Cost $7,143)		7,143
Total Investments — 104.4% (Cost $76,970)		77,574
Other Assets and Liabilities, Net — (4.4%)		(3,290)
Total Net Assets — 100.0%		$ 74,284

The Fund had the following futures contracts open as of
March 31, 2008:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (Depreciation) (000)
5 Year U.S. Treasury Note — Long	62	$ 7,083	June 2008	$ 28
2 Year U.S. Treasury Note — Long	32	6,869	June 2008	9
10 Year U.S. Treasury Note — Short	(70)	(8,327)	June 2008	(31)
U.S. Long Bond — Short	(8)	(950)	June 2008	(26)
				$(20)

For descriptions of abbreviations and footnotes, please refer to page 158.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL DWIGHT SHORT TERM FIXED INCOME FUND

MANAGEMENT OVERVIEW(UNAUDITED)

Sub-Advisor: Dwight Asset Management Company LLC

Performance Highlights

- *The Old Mutual Dwight Short Term Fixed Income Fund's Class Z shares posted a 4.90% return for the one-year period ended March 31, 2008. The Fund trailed its benchmark, the Merrill Lynch 1-3 Year U.S. Treasuries Index, which gained 8.99%.*

- *Over the course of the past year, as market participants favored the safety of U.S. Treasuries over all other fixed-income sectors, the Fund's overweight allocation to "spread sectors" detracted from the Fund's relative performance.*

- *Although asset-backed securities and commercial mortgage-backed securities provided positive absolute returns, the Fund's overweight allocation to these sectors detracted from performance relative to the Index.*

- *The Fund's allocation to residential mortgage-backed securities detracted from relative performance during the period.*

Q. How did the Fund perform relative to its benchmark?

A. The Old Mutual Dwight Short Term Fixed Income Fund's (the "Fund") Class Z shares posted a 4.90% return for the one-year period ended March 31, 2008. The Fund trailed its benchmark, the Merrill Lynch 1-3 Year U.S. Treasuries Index, which gained 8.99%. Performance for all share classes can be found on page 154.

Q. What investment environment did the Fund face during the past year?

A. At the beginning of the fiscal year, market pundits anticipated moderate growth and more volatile market conditions than that of recent years past. While Dwight Asset Management Company LLC ("Dwight") was concerned about the possibility of a credit crunch due to the ongoing housing market correction and rising delinquency and foreclosure rates of subprime mortgages, it would have been difficult to anticipate the extent to which market conditions changed over the past year. The housing market correction coupled with loose mortgage underwriting standards caused delinquency and foreclosure rates of subprime mortgages to rise. This, in turn, caused investors to reassess market risk and adversely affected market liquidity pushing credit spreads to their widest levels in years. Banks were forced to make significant write downs in the value of their assets, financing for leveraged buyout deals quickly dried up and several hedge funds grappled with liquidity issues. By the middle of August the market was in the midst of a credit crunch unlike any seen in some time.

In an effort to help stabilize financial markets, ease liquidity concerns and help prevent the credit crunch from throwing the economy into a recession, the Federal Reserve Board ("Fed") began making changes to monetary policy on August 17, 2007. Since that time the Fed has cut the Fed Funds rate by 3.00% and the discount rate by 3.75%. The Fed has also initiated a series of programs designed to inject additional liquidity into the financial system. Recently when liquidity concerns put the solvency of Bear Stearns in jeopardy, the Fed helped orchestrate a buyout by JPMorgan Chase.

Falling home prices and rising food and energy prices significantly slowed consumer spending during the year. The labor market, which had been the linchpin of the economy in recent years, began to falter in the latter half of 2007. The unemployment rate rose from its 2007 low of 4.4% to 5%, and in the first quarter of 2008 a net loss of jobs was reported for the first time since the second quarter of 2003. At period end, economic reports were indicating that growth had slowed to the point that the U.S. economy was in a recession.

Q. Which market factors influenced the Fund's relative performance?

A. The broad reassessment of financial market risk over the past year prompted investors to demand higher yields for owning riskier assets. As a result, the risk premium at which non-Treasury securities traded relative to U.S. Treasuries increased significantly. At the beginning of 2007 the spread over Treasuries at which corporate bonds, asset-backed securities, residential and commercial mortgage-backed securities traded was near historical lows. By early March of 2008 credit spreads were at or near their widest levels of the past decade.

While credit spreads were widening, Treasury yields were falling. Nervous investors sold stocks and bonds and flocked to the safety of U.S. Treasuries pushing Treasury yields down to their lowest levels since the summer of 2003. At one point during the first quarter of 2008, the yield of the three-month U.S. Treasury fell to its lowest level in five decades. Overall, a flight to quality boosted the performance of U.S. Treasuries relative to the other fixed-income sectors.

Q. How did portfolio composition affect Fund performance?

A. Dwight believes that, over time, building a higher yielding portfolio will contribute to providing excess returns over the Index. To pursue this goal, the Fund typically overweights sectors known as "spread sectors" (corporate bonds, asset-backed securities, residential and commercial mortgage-backed securities) relative to the

Index. Over time this strategy has helped the Fund's performance. Over the course of the past year, however, as market participants favored the safety of U.S. Treasuries over all other fixed-income sectors, the Fund's overweight allocation to "spread sectors" detracted from the Fund's relative performance.

The performance of both asset-backed securities and commercial mortgage-backed securities was impacted by investor credit concerns and a general lack of market liquidity. While the Fund's high quality bias in these sectors helped insulate investors from the more significant spread widening of lower rated securities, even the AAA-rated bonds that the Fund owned underperformed comparable-duration U.S. Treasuries during the period. Although these sectors provided positive absolute returns, the Fund's overweight allocation to these sectors detracted from performance relative to the Index.

Corporate bonds also underperformed duration-matched Treasuries over the past year. Weakness in this sector was driven by subprime mortgage related write downs at large banks, continued weakness in the housing market, significant new issuance of corporate bonds, and a softening economy. The finance sector was among the sectors that felt the most impact as banks and brokers experienced asset quality issues and several mortgage originators discontinued operations. Homebuilders' bonds also suffered as the housing correction continued.

Residential mortgage-backed securities ("RMBS"), backed by the credit of U.S. Government agencies Fannie Mae and Freddie Mac, were not immune to credit concerns. General risk aversion during the period, a glut of new issuance and waning foreign demand caused RMBS spreads to widen. During the first quarter of 2008, agency mortgage-backed security spreads reached their widest levels since the 1980s. As a result the allocation to this sector detracted from relative performance during the period.

Q. What is the investment outlook for the fixed-income market?

A. Dwight notes that economic releases as of the end of the fiscal year indicate that the U.S. economy is in a recession. These softer economic conditions are likely to continue, in the sub-advisor's view, until it is evident that the housing market is at or near a bottom and financial market liquidity begins to improve. Additionally, the labor market, which has propped up the economy over the past several years, is weakening. Dwight notes that the softening labor market is almost certain to impact income growth in the months ahead and that this does not bode well for consumer spending at a time when higher food and energy prices are already putting a crimp in the average household budget.

The Fed has been taking aggressive action to limit the depth and length of the current economic slowdown, lowering key interest rates and injecting liquidity into the system. Dwight believes the Fed will further reduce the Fed Funds rate in the coming months in an effort to revive economic growth and loosen tight credit conditions. Thus far the changes in monetary policy appear to be offset by weak demand and tight credit, but the U.S. Government's recently passed fiscal stimulus package that will distribute in excess of $150 billion in tax rebates should help boost the third quarter's growth rate in Dwight's view. The key question will be whether or not the higher level of growth can be maintained into the fourth quarter and beyond once the effect of the fiscal stimulus has passed.

Credit spreads (the yield premium at which the non-Treasury sectors of the fixed-income market trade relative to Treasuries) are still near multi-year highs. Dwight believes that in many situations worst case scenarios are already reflected in current bond prices and that high quality structured securities with strong credit protection offer good relative value at their current levels. Dwight looks for opportunities to add to its positions where bonds are less expensive than what appears to be justified by fundamentals. Although the timing remains uncertain, Dwight believes that as market conditions normalize there will be opportunities to provide excess returns in fixed-income portfolios as credit spreads of non-Treasury sectors return to more normal levels.

Top Ten Holdings as of March 31, 2008	
FNMA TBA 5.500%, 04/15/34	8.3%
U.S. Treasury Note 4.750%, 01/31/12	4.5%
U.S. Treasury Note 4.625%, 02/29/12	4.4%
U.S. Treasury Note 4.750%, 02/15/10	4.1%
FHLMC TBA 6.000%, 04/01/34	3.9%
U.S. Treasury Note 3.375%, 11/30/12	3.4%
JP Morgan Chase Commercial Mortgage Securities, CMBS, Ser 2005-LDP5, Cl A1 5.035%, 12/15/44	3.1%
SBC Communications Capital, MTN, Ser E, 7.000%, 10/01/12	2.8%
General Electric Capital MTN, Ser A, 4.125%, 09/01/09	2.8%
Lehman Brothers-UBS Commercial Mortgage Trust, CMBS, Ser 2004-C1, Cl A1 2.964%, 01/15/29	2.7%
As a % of Total Fund Investments	40.0%

Dwight Short Term Fixed Income Fund

OLD MUTUAL DWIGHT SHORT TERM FIXED INCOME FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of March 31, 2008

	Inception Date	One Year Return	Annualized 3 Year Return	Annualized 5 Year Return	Annualized Inception to Date
Class Z	08/31/99	4.90%	4.26%	3.43%	4.44%
Class A with load	07/31/03	(0.14)%	2.37%	n/a	2.11%
Class A without load	07/31/03	4.80%	4.05%	n/a	3.19%
Class C with load	07/31/03	3.21%	3.47%	n/a	2.66%
Class C without load	07/31/03	4.21%	3.47%	n/a	2.66%
Institutional Class	12/20/06[1]	5.07%	n/a	n/a	5.17%
Merrill Lynch 1-3 Year U.S. Treasuries Index	08/31/99	8.99%	5.41%	3.61%	4.87%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1-3.

[1] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 21, 2006.

On October 1, 2004, the Fund's Shareholders approved a change in the Fund's investment goal and the Fund's investment strategy was changed accordingly. The performance information prior to October 1, 2004 shown is the performance of the Fund's previous strategy, which was to seek to provide investors with a level of current income higher than that of money market funds, while attempting to preserve principal and maintain a stable NAV per share. The Fund's performance prior to October 1, 2004 may not be indicative of how it will perform in the future.

Class A shares have a current maximum up-front sales charge of 3.00% and Class C shares may be subject to a contingent deferred sales charge of 1.00% if redeemed within the first twelve months of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class Z, Class A, Class C and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 0.91% and 0.70%; 8.65% and 0.95%; 9.27% and 1.45%; and 0.54% and 0.54%, respectively. Expenses for Institutional Class shares are based on estimated amounts.

Value of a $10,000 Investment



Old Mutual Dwight Short Term Fixed Income Fund, Class Z — $14,519
Merrill Lynch 1-3 Year U.S. Treasuries Index — $15,042

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on the inception date of August 31, 1999 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other share classes will vary due to differences in charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Sector Weightings as of March 31, 2008 — % of Total Fund Investments



Cash Equivalents (5.6%)
Corporate Bonds (5.5%)
Asset-Backed Securities (9.6%)
U.S. Treasury Obligations (19.4%)
U.S. Government Obligations (13.7%)
Mortgage Related (46.2%)

Schedule of Investments

As of March 31, 2008

Description	Face Amount (000)	Value (000)
Mortgage Related — 52.4%		
Bear Stearns Commercial Mortgage, CMBS, Ser 2000-WF2, Cl B (F) 7.460%, 10/15/32	$1,500	$ 1,566
Bear Stearns Commercial Mortgage, CMBS, Ser 2001-TOP4, Cl A1 5.060%, 11/15/16	1,641	1,637
Bear Stearns Commercial Mortgage, CMBS, Ser 2004-PWR3, Cl A1 3.236%, 02/11/41	1,003	993
Chase Commercial Mortgage, CMBS, Ser 1999-2, Cl B (F) 7.343%, 01/15/32	1,750	1,807
Citigroup Commercial Mortgage Trust CMBS, Ser 2005-EMG, Cl A2, 144A, 4.221%, 09/20/51	3,000	2,960
Citigroup Commercial Mortgage Trust, CMBS, Ser 2004-C2, Cl A1 3.787%, 10/15/41	979	971
Commercial Mortgage Acceptance, CMBS, Ser 1998-C1, Cl C (I) 6.760%, 07/15/31	3,200	3,195
Commercial Mortgage Acceptance, CMBS, Ser 1998-C2, Cl C (F) (I) 6.528%, 09/15/30	2,300	2,303
Commercial Mortgage Pass-Through, CMBS, Ser 2004-LB2A, Cl A1 (I) 2.964%, 03/10/39	248	246
Countrywide Alternative Loan Trust, CMO, Ser 2006-J4, Cl 1A3 (I) 6.250%, 07/25/36	4,255	4,104
Countrywide Home Loan Mortgage Pass-Through Trust, CMO, Ser 2004-13, Cl 2A17 (I) 5.750%, 08/25/34	2,839	2,829
CS First Boston Mortgage Securities, CMBS, Ser 1997-C2, Cl D 7.270%, 01/17/35	1,231	1,234
CS First Boston Mortgage Securities, CMBS, Ser 1998-C1, Cl A1B 6.480%, 05/17/40	432	432
CS First Boston Mortgage Securities, CMBS, Ser 1999-C1, Cl A2 7.290%, 09/15/41	1,718	1,757
First Union Commercial Mortgage Trust, CMBS, Ser 1999-C1, Cl A2 (I) 6.070%, 10/15/35	3,116	3,117
GMAC Commercial Mortgage Securities, CMBS, Ser 2003-C3, (I) Cl A1 3.400%, 04/10/40	834	828
GSR Mortgage Loan Trust, CMO, Ser 2004-12, Cl 3A3 (F) (I) 4.394%, 12/25/34	922	916

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
GSR Mortgage Loan Trust, CMO, Ser 2005-AR3, Cl 3A2 (F) (I) 5.029%, 05/25/35	$2,220	$ 2,074
Heller Financial Commercial Mortgage Asset, CMBS, Ser 1999-PH1, Cl A2 (F) (I) 6.847%, 05/15/31	2,444	2,459
JP Morgan Chase Commercial Mortgage, CMBS, Ser 2005-LDP5, Cl A1 5.035%, 12/15/44	5,694	5,678
JP Morgan Chase Commercial Mortgage, CMBS, Ser 2006-CB14, Cl A1 3.845%, 12/12/44	1,586	1,556
Lehman Brothers UBS Commercial Mortgage Trust, CMBS, Ser 2003-C3, Cl A2 3.086%, 05/15/27	583	581
Lehman Brothers UBS Commercial Mortgage Trust, CMBS, Ser 2003-C5, Cl A2 (I) 3.478%, 07/15/27	2,121	2,110
Lehman Brothers UBS Commercial Mortgage Trust, CMBS, Ser 2004-C1, Cl A1 (I) 2.964%, 01/15/29	5,016	4,964
Lehman Brothers Floating Rate Commercial Mortgage Trust CMBS, Ser 2006-LLFA, Cl A1, 144A (F) (I) 4.316%, 09/15/21	3,493	3,283
Merrill Lynch Mortgage Trust, CMBS, Ser 2002-MW1, Cl A2 (I) 4.929%, 07/12/34	1,981	1,978
Merrill Lynch/Countrywide Commercial Mortgage Trust, CMBS, Ser 2007-9, Cl A1 4.277%, 09/12/49	2,888	2,795
MLCC Mortgage Investors, CMO, Ser 2004-1, Cl 1A (F) (I) 7.005%, 12/25/34	1,539	1,537
Morgan Stanley Capital I, CMBS, Ser 2003-IQ5, Cl A3 4.710%, 04/15/38	1,171	1,165
Morgan Stanley Capital I, CMBS, Ser 2005-T19, Cl A1 4.478%, 06/12/47	1,469	1,456
Mortgage Capital Funding, CMBS, Ser 1998-MC2, Cl A2 6.423%, 06/18/30	186	185
Protective Finance CMBS, Ser 200+A677-PLA, Cl A1, 144A, 5.325%, 03/14/38	1,414	1,391

SCHEDULE OF INVESTMENTS

As of March 31, 2008

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
Prudential Commercial Mortgage Trust, CMBS, Ser 2003-PWR1, Cl A1 3.669%, 02/11/36	$ 843	$ 819
Prudential Mortgage Capital Funding, CMBS, Ser 2001-ROCK, Cl A1 (I) 6.232%, 05/10/34	913	913
Prudential Securities Secured Financing, CMBS, Ser 1998-C1, Cl C 6.742%, 05/15/10	2,099	2,098
Residential Funding Mortgage Securities I, CMO, Ser 2004-S6, Cl 1A4 5.500%, 06/25/34	3,470	3,452
Sequoia Mortgage Trust, CMO, Ser 2004-12, Cl A1 (F) (I) 2.806%, 01/20/35	1,180	1,085
Sequoia Mortgage Trust, CMO, Ser 2004-9, Cl A2 (F) (I) 5.780%, 10/20/34	1,476	1,383
Structured Asset Securities, CMO, Ser 2002-21A, Cl 4A1 (F) 5.150%, 11/25/32	2,579	2,479
Structured Asset Securities, CMO, Ser 2004-21XS, Cl 2A2 (F) (I) 3.590%, 12/25/34	2,035	2,030
Wachovia Bank Commercial Mortgage, CMBS, Ser 2004-C10, Cl A1 3.065%, 02/15/41	1,964	1,943
Wells Fargo Mortgage Backed Securities, CMO, Ser 2002-18, Cl 2A4 (I) 6.000%, 12/25/32	1,166	1,156
Wells Fargo Mortgage Backed Securities Trust, CMO, Ser 2005-AR3, Cl 2A1 (F) (I) 4.204%, 03/25/35	3,770	3,478
Total Mortgage Related (Cost $85,939)		**84,943**
U.S. Treasury Obligations — 22.0%		
U.S. Treasury Note		
4.750%, 02/15/10	7,146	7,559
4.750%, 01/31/12	7,500	8,217
4.625%, 02/29/12	7,500	8,181
4.125%, 08/31/12	2,200	2,360
3.375%, 11/30/12	6,000	6,251
3.125%, 11/30/09	3,000	3,073
Total U.S. Treasury Obligations (Cost $33,506)		**35,641**

Description	Face Amount (000)	Value (000)
U.S. Government Mortgage-Backed Obligations — 15.6%		
FHLMC TBA 6.000%, 04/01/34	$ 7,000	$ 7,177
FNMA 5.500%, 08/01/17	2,691	2,761
FNMA TBA 5.500%, 04/15/34	15,000	15,309
Total U.S. Government Mortgage-Backed Obligations (Cost $25,093)		**25,247**
Asset-Backed Securities — 10.9%		
Auto & Transportation — 1.3%		
Daimler Chrysler Master Owner Trust, Ser 2005-A, Cl A (F) (I) 2.868%, 04/15/10	2,100	2,095
Total Auto & Transportation		2,095
Credit Card — 1.0%		
Capital One Multi-Asset Execution Trust, Ser 2006-A7, Cl A7 (F) 4.266%, 03/17/14	1,772	1,718
Total Credit Card		1,718
Home Equity Loans — 3.2%		
Fannie Mae Whole Loan, Ser 2001-W4, Cl AF5 (F) (I) 6.114%, 02/25/32	168	151
GSAA Home Equity Trust, Ser 2005-12, Cl AV1 (F) (I) 3.506%, 09/25/35	459	453
HFC Home Equity Loan Certificates, Ser 2006-3, Cl A3F (F) 5.630%, 03/20/36	4,305	3,513
Wells Fargo Home Equity Trust, Ser 2004-2, Cl AI3 (F) 3.970%, 05/25/34	1,150	1,107
Total Home Equity Loans		5,224
Other — 5.4%		
Entergy Gulf States Reconstruction Funding, Ser 2007-A, Cl A1 5.510%, 10/01/13	4,300	4,482
First Horizon Trust, Ser 2004-HE3, Cl A (F) (I) 3.425%, 10/25/34	1,780	1,218
Oil and Gas Royalty Trust, Ser 2005-1A, Cl A, 144A 5.090%, 07/28/12	2,970	3,000
Total Other		8,700
Total Asset-Backed Securities (Cost $18,882)		**17,737**

	Face Amount (000)/Shares	Value (000)
Corporate Bond — 6.2%		
General Electric Capital, MTN, Ser A 4.125%, 09/01/09	$ 5,000	$ 5,065
SBC Communications Capital, MTN, Ser E 7.000%, 10/01/12	5,000	5,082
Total Corporate Bond (Cost $10,175)		10,147
Money Market Fund — 6.4%		
Dreyfus Cash Management Fund, Institutional Class, 3.324% (A),	10,364,694	10,365
Total Money Market Fund (Cost $10,365)		10,365
Total Investments — 113.5% (Cost $183,960)		184,080
Other Assets and Liabilities, Net — (13.5)%		(21,838)
Total Net Assets — 100.0%		$ 162,242

For descriptions of abbreviations and footnotes, please refer to page 158.

The accompanying notes are an integral part of the financial statements.

Notes to Schedule of Investments

* Non-income producing security.

144A — Security exempt from registration under Rule 144A of the securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On March 31, 2008, the value of these securities amounted to $462 (000), representing 1.0% of the net assets of the Old Mutual Barrow Hanley Core Bond Fund, $1,041 (000), representing 12.1% of the net assets of the Old Mutual Dwight High Yield Fund, $3,308 (000), representing 4.5% of the net assets of the Dwight Intermediate Fixed Income Fund and $10,634 (000), representing 6.6% of the net assets of the Dwight Short Term Fixed Income Fund.

(A) — The rate reported represents the 7-day effective yield as of March 31, 2008.

(B) — All or a portion of this security has been pledged as collateral for open futures contracts.

(C) — The rate reported on the Schedule of Investments represents the security's yield at time of purchase.

(D) — All or a portion of this security has been pledged as collateral for securities sold short.

(E) — All or a portion of the security has been pledged as collateral for written option contracts.

(F) — Floating Rate Security - The rate reported represents the security's rate as of March 31, 2008.

(G) — Discount Note - the rate reported on the Schedule of Investments represents the effective yield at the time of purchase.

(H) — Tri-party repurchase agreement.

(I) — All or a portion of this security has been pledged as collateral for TBAs.

(J) — Interest Only.

ADR — American Depositary Receipt

Cl — Class

CMBS — Commercial Mortgage-Backed Security

CMO — Collateralized Mortgage Obligation

FGLMC — Federal Home Loan Mortgage Gold

FHLB — Federal Home Loan Bank

FHLMC — Federal Home Loan Mortgage Corporation

FNMA — Federal National Mortgage Association

HMO — Health Maintenance Organization

ISP — Internet Service Provider

MTN — Medium Term Note

R&D — Research and Development

REITs — Real Estate Investment Trusts

REMICS — Real Estate Mortgage Investment Conduit

S&L — Savings and Loan

Ser — Series

SPDR — Standard & Poor's Depositary Receipt

TBA — Security traded under delayed delivery commitments settling after March 31, 2008. Income on this security will not be earned until the settlement date.

Amounts designated as "—" are either $0 or have been rounded to $0.
Cost figures are shown with "000's" omitted.

This page is intentionally left blank.

Statements of Assets & Liabilities (000, excluding shares)

As of March 31, 2008

	Old Mutual Advantage Growth Fund	Old Mutual Analytic U.S. Long/Short Fund
Assets:		
Investment Securities, at cost	$ 74,813	$ 135,964
Investment Securities, at value	$ 78,514	$ 134,423
Cash	19	20
Cash Deposits for Short Sales	—	414
Receivable for Capital Shares Sold	—	242
Receivable for Investment Securities Sold	711	—
Receivable for Dividends and Interest	72	93
Receivable from Investment Advisor	23	152
Variation Margin on Futures Contracts	—	23
Other Receivable	70	—
Prepaid Expenses	—	26
Total Assets	79,409	135,393
Liabilities:		
Securities Sold Short, at Value (proceeds received of $—, $24,866, $—, $—, $—)	—	21,345
Payable for Management Fees	57	147
Payable for Capital Shares Redeemed	—	123
Written Options, at Value (proceeds received of $—, $—, $—, $2,168, $—, $—)	—	—
Payable for Investment Securities Purchased	493	54
Payable to Custodian	—	—
Payable for Trustee Fees	4	20
Accrued Dividend Expense on Securities Sold Short	—	18
Payable for Website Fees	1	2
Payable for Distribution & Service Fees	—	2
Accrued Expenses	73	315
Total Liabilities	628	22,026
Net Assets	$ 78,781	$ 113,367
Net Assets:		
Paid-in Capital†	$ 73,037	$ 132,628
Undistributed Net Investment Income/(Accumulated Net Investment Loss)	—	23
Accumulated Net Realized Gain (Loss) on Investments, Futures Contracts, Written Options, Foreign Currency Transactions and Securities Sold Short	2,043	(21,396)
Net Unrealized Appreciation (Depreciation) on Investments, Futures Contracts, Written Options, Foreign Currency Transactions and Securities Sold Short	3,701	2,112
Net Assets	$ 78,781	$ 113,367
Net Assets – Class Z	N/A	$ 46,374
Net Assets – Class A	N/A	14,468
Net Assets – Class C	N/A	8,203
Net Assets – Institutional Class	$ 78,781	44,322
Outstanding Shares of Beneficial Interest – Class Z	N/A	3,537,048
Outstanding Shares of Beneficial Interest – Class A	N/A	1,111,262
Outstanding Shares of Beneficial Interest – Class C	N/A	641,396
Outstanding Shares of Beneficial Interest – Institutional Class	9,091,101	3,384,781
Net Asset Value, Offering and Redemption Price Per Share – Class Z*	N/A	$ 13.11
Net Asset Value and Redemption Price Per Share – Class A*	N/A	$ 13.02
Maximum Offering Price Per Share – Class A**	N/A	$ 13.81
Net Asset Value and Offering Price Per Share – Class C††*	N/A	$ 12.79
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class*	$ 8.67	$ 13.09

† Par Value of $0.001, unlimited authorization.
†† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's prospectus.
* Net assets divided by shares may not calculate to the stated NAV because the amounts are shown rounded.
** Maximum Offering Price Per Share is equal to Net Asset Value/94.25%.
N/A — Not Applicable.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Barrow Hanley Value Fund	Old Mutual Columbus Circle Technology and Communications Fund	Old Mutual Developing Growth Fund	Old Mutual Discover Value Fund
$ 143,973	$ 134,552	$ 143,623	$ 35,227
$ 143,171	$ 155,002	$ 142,854	$ 34,155
—	—	—	—
345	37	21	—
—	10,544	3,349	78
229	60	510	17
65	117	60	13
—	—	—	—
—	—	—	—
20	25	23	—
143,830	165,785	146,817	34,263
—	—	—	—
117	174	106	39
109	88	41	—
—	2,144	—	—
—	6,441	2,940	83
—	—	—	365
4	6	17	1
—	—	—	—
2	3	3	—
1			
160	573	371	21
393	9,429	3,478	509
$ 143,437	$ 156,356	$ 143,339	$ 33,754
$ 144,705	$ 2,504,341	$ 379,488	$ 36,107
—	—	—	—
(466)	(2,368,459)	(235,380)	(1,281)
(802)	20,474	(769)	(1,072)
$ 143,437	$ 156,356	$ 143,339	$ 33,754
$ 86,801	$ 152,823	$ 127,070	N/A
2,379	1,670	10	N/A
2,567	1,863	59	N/A
51,690	—	16,200	$ 33,754
13,047,550	10,768,579	8,830,785	N/A
358,166	119,139	689	N/A
395,258	137,283	4,334	N/A
7,792,470	23	1,122,836	3,584,468
$ 6.65	$ 14.19	$ 14.39	N/A
$ 6.64	$ 14.02	$ 14.22	N/A
$ 7.05	$ 14.88	$ 15.09	N/A
$ 6.49	$ 13.57	$ 13.73	N/A
$ 6.63	$ 14.22	$ 14.43	$ 9.42

Statements of Assets & Liabilities (000, excluding shares) — continued

As of March 31, 2008

	Old Mutual Focused Fund	Old Mutual Growth Fund
Assets:		
Investment Securities, at cost	$ 45,020	$ 411,758
Investment Securities, at value	$ 43,396	$ 477,400
Receivable for Capital Shares Sold	1	85
Receivable for Investment Securities Sold	1,129	3,222
Receivable for Dividends and Interest	80	350
Receivable from Investment Advisor	27	120
Prepaid Expenses	9	38
Total Assets	44,642	481,215
Liabilities:		
Payable for Management Fees	37	328
Payable for Capital Shares Redeemed	23	366
Payable for Investment Securities Purchased	1,509	2,167
Payable to Custodian	—	—
Payable for Trustee Fees	2	14
Payable for Website Fees	1	10
Payable for Distribution & Service Fees	—	—
Accrued Expenses	45	1,057
Total Liabilities	1,617	3,942
Net Assets	$ 43,025	$ 477,273
Net Assets:		
Paid-in Capital†	$ 44,804	$ 1,567,341
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	200	(1)
Accumulated Net Realized Gain (Loss) on Investments	(355)	(1,155,709)
Net Unrealized Appreciation (Depreciation) on Investments	(1,624)	65,642
Net Assets	$ 43,025	$ 477,273
Net Assets – Class Z	$ 17,780	$ 474,654
Net Assets – Class A	1,690	240
Net Assets – Class C	458	2,379
Net Assets – Institutional Class	23,097	—
Outstanding Shares of Beneficial Interest – Class Z	814	19,064,290
Outstanding Shares of Beneficial Interest – Class A	78	9,756
Outstanding Shares of Beneficial Interest – Class C	22	99,998
Outstanding Shares of Beneficial Interest – Institutional Class	1,059	13
Net Asset Value, Offering and Redemption Price Per Share – Class Z*	$ 21.84	$ 24.90
Net Asset Value and Redemption Price Per Share – Class A*	$ 21.68	$ 24.62
Maximum Offering Price Per Share – Class A**	$ 23.00	$ 26.12
Net Asset Value and Offering and Price Per Share – Class C††*	$ 21.05	$ 23.79
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class*	$ 21.81	$ 24.79

† Par Value of $0.001, unlimited authorization.
†† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's prospectus.
* Net assets divided by shares may not calculate to the stated NAV because the amounts are shown rounded.
** Maximum Offering Price Per Share is equal to Net Asset Value/94.25%.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

162

	Old Mutual Heitman REIT Fund	Old Mutual Large Cap Fund	Old Mutual Large Cap Growth Fund	Old Mutual Large Cap Growth Concentrated Fund
	$ 87,087	$ 63,935	$ 66,542	$ 91,507
	$ 103,925	$ 62,191	$ 73,654	$ 99,746
	38	13	20	34
	—	1,541	762	317
	439	100	60	110
	9	28	37	59
	25	32	16	20
	104,436	63,905	74,549	100,286
	101	56	53	75
	182	125	63	60
	109	2,159	1,174	724
	—	—	—	—
	9	2	3	5
	2	2	2	2
	1	—	—	—
	139	107	162	219
	543	2,451	1,457	1,085
	$ 103,893	$ 61,454	$ 73,092	$ 99,201
	$ 90,624	$ 137,586	$ 195,279	$ 379,600
	17	364	—	—
	(3,528)	(74,752)	(129,299)	(288,638)
	16,780	(1,744)	7,112	8,239
	$ 103,893	$ 61,454	$ 73,092	$ 99,201
	$ 68,843	$ 60,675	$ 72,662	$ 94,245
	10,438	700	318	2,002
	294	79	112	2,954
	24,318	—	—	—
	7,548,656	4,081,043	3,040,578	4,985,079
	1,149,497	47,349	13,455	107,144
	32,287	5,390	4,905	163,461
	2,683,379	19	13	16
	$ 9.12	$ 14.87	$ 23.90	$ 18.91
	$ 9.08	$ 14.79	$ 23.62	$ 18.69
	$ 9.63	$ 15.69	$ 25.06	$ 19.83
	$ 9.11	$ 14.54	$ 22.80	$ 18.07
	$ 9.06	$ 14.87	$ 23.99	$ 18.96

Statements of Assets & Liabilities (000, excluding shares) — continued

As of March 31, 2008

	Old Mutual Mid-Cap Fund	Old Mutual Select Growth Fund
Assets:		
Investment Securities, at cost	$ 158,117	$ 101,989
Investment Securities, at value	$ 154,178	$ 104,942
Receivable for Capital Shares Sold	74	44
Receivable for Investment Securities Sold	3,032	—
Receivable for Dividends and Interest	53	47
Receivable from Investment Advisor	89	59
Prepaid Expenses	50	22
Total Assets	157,476	105,114
Liabilities:		
Payable for Management Fees	170	80
Payable for Capital Shares Redeemed	3,964	101
Payable for Investment Securities Purchased	2,581	—
Payable to Custodian	—	—
Payable for Trustee Fees	6	4
Payable for Website Fees	4	2
Accrued Expenses	304	305
Total Liabilities	7,029	492
Net Assets	$ 150,447	$ 104,622
Net Assets:		
Paid-in Capital†	$ 168,274	$ 1,224,122
Undistributed Net Investment Income/(Accumulated Net Investment Loss)	1	—
Accumulated Net Realized Gain (Loss) on Investments	(13,889)	(1,122,453)
Net Unrealized Appreciation (Depreciation) on Investments	(3,939)	2,953
Net Assets	$ 150,447	$ 104,622
Net Assets – Class Z	$ 138,161	$ 102,722
Net Assets – Class A	672	1,105
Net Assets – Class C	170	680
Net Assets – Institutional Class	11,444	115
Outstanding Shares of Beneficial Interest – Class Z	12,794,461	3,951,146
Outstanding Shares of Beneficial Interest – Class A	63,355	42,977
Outstanding Shares of Beneficial Interest – Class C	17,017	27,382
Outstanding Shares of Beneficial Interest – Institutional Class	1,057,300	4,402
Net Asset Value, Offering and Redemption Price Per Share – Class Z*	$ 10.80	$ 26.00
Net Asset Value and Redemption Price Per Share – Class A*	$ 10.60	$ 25.71
Maximum Offering Price Per Share – Class A**	$ 11.25	$ 27.28
Net Asset Value and Offering Price Per Share – Class C††*	$ 10.00	$ 24.85
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class*	$ 10.82	$ 26.05

† Par Value of $0.001, unlimited authorization.
†† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's prospectus.
* Net assets divided by shares may not calculate to the stated NAV because the amounts are shown rounded.
** Maximum Offering Price Per Share is equal to Net Asset Value/94.25%.
N/A — Not Applicable.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Small Cap Fund		Old Mutual Strategic Small Company Fund		Old Mutual TS&W Mid-Cap Value Fund		Old Mutual TS&W Small Cap Value Fund	
$	33,393	$	24,838	$	58,994	$	42,561
$	33,746	$	25,546	$	62,486	$	48,199
	2		3		3		3
	903		850		—		—
	42		21		52		39
	23		41		23		28
	11		18		16		11
	34,727		26,479		62,580		48,280
	28		39		58		57
	4		247		39		232
	933		631		1,771		82
	3		—		—		—
	1		1		2		2
	1		1		—		1
	109		110		9		99
	1,079		1,029		1,879		473
$	33,648	$	25,450	$	60,701	$	47,807
$	36,692	$	27,408	$	59,547	$	37,911
	61		4		80		(4)
	(3,458)		(2,670)		(2,418)		4,262
	353		708		3,492		5,638
$	33,648	$	25,450	$	60,701	$	47,807
$	33,135	$	24,156		N/A	$	45,862
	293		1,261	$	2,340		1,137
	220		33		1,935		808
	—		—		56,426		N/A
	1,293,201		2,470,830		N/A		2,320,780
	11,444		131,266		269,349		58,528
	8,978		3,633		223,861		43,694
	11		28		6,471,754		N/A
$	25.62	$	9.78		N/A	$	19.76
$	25.56	$	9.61	$	8.69	$	19.43
$	27.12	$	10.20	$	9.22	$	20.62
$	24.51	$	9.11	$	8.64	$	18.50
$	25.60	$	9.80	$	8.72		N/A

Statements of Assets & Liabilities (000, excluding shares) — concluded

As of March 31, 2008

	Old Mutual Barrow Hanley Core Bond Fund	Old Mutual Cash Reserves Fund
Assets:		
Investment Securities, at cost	$ 48,079	$ 40,043
Investment Securities, at value	$ 48,924	$ 32,843
Repurchase Agreement, at Value	—	$ 7,200
Cash	—	59
Receivable for Capital Shares Sold	—	53
Receivable for Investment Securities Sold	30	—
Receivable for Dividends and Interest	384	81
Receivable from Investment Advisor	18	22
Prepaid Expenses	—	28
Total Assets	49,356	40,286
Liabilities:		
Payable for Management Fees	34	26
Payable for Capital Shares Redeemed	—	36
Payable for Investment Securities Purchased	2,212	—
Payable to Custodian	4	—
Payable for Trustee Fees	2	1
Payable for Website Fees	1	1
Payable for Distribution & Service Fees	—	1
Income Distribution Payable	—	—
Variation Margin on Futures Contracts	—	—
Accrued Expenses	43	82
Total Liabilities	2,296	147
Net Assets	$ 47,060	$ 40,139
Net Assets:		
Paid-in Capital†	$ 45,752	$ 40,144
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	—	—
Accumulated Net Realized Gain (Loss) on Investments and Futures Contracts	463	(5)
Net Unrealized Appreciation (Depreciation) on Investments, Futures Contracts, and Foreign Currency Transactions	845	—
Net Assets	$ 47,060	$ 40,139
Net Assets – Class Z	N/A	$ 37,542
Net Assets – Class A	N/A	907
Net Assets – Class C	N/A	1,689
Net Assets – Institutional Class	$ 47,060	1
Outstanding Shares of Beneficial Interest – Class Z	N/A	37,547,248
Outstanding Shares of Beneficial Interest – Class A	N/A	907,370
Outstanding Shares of Beneficial Interest – Class C	N/A	1,689,183
Outstanding Shares of Beneficial Interest – Institutional Class	4,618,459	522
Net Asset Value, Offering and Redemption Price Per Share – Class Z*	N/A	$ 1.00
Net Asset Value and Redemption Price Per Share – Class A*	N/A	$ 1.00
Maximum Offering Price Per Share – Class A	N/A	N/A
Net Asset Value and Offering Price Per Share – Class C††*	N/A	$ 1.00
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class*	$ 10.19	$ 1.00

† Par Value of $0.001, unlimited authorization.
†† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's prospectus.
* Net assets divided by shares may not calculate to the stated NAV because the amounts are shown rounded.
** Maximum Offering Price Per Share is equal to Net Asset Value/95.25%.
*** Maximum Offering Price Per Share is equal to Net Asset Value/97.00%.

N/A — Not Applicable.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Dwight High Yield Fund	Old Mutual Dwight Intermediate Fixed Income Fund	Old Mutual Dwight Short Term Fixed Income Fund
$ 9,448	$ 76,970	$ 183,960
$ 8,547	$ 77,574	$ 184,080
—	—	—
—	3	—
—	28	11
—	56	—
167	494	937
12	22	63
—	12	22
8,726	78,189	185,113
12	35	92
—	—	130
97	3,847	22,440
—	—	—
1	2	4
—	—	3
—	—	—
—	3	27
—	2	—
14	16	175
124	3,905	22,871
$ 8,602	$ 74,284	$ 162,242
$ 9,637	$ 72,522	$ 165,187
—	(4)	(2)
(134)	1,182	(3,067)
(901)	584	120
$ 8,602	$ 74,284	$ 162,242
N/A	$ 2,721	$ 158,524
N/A	808	1,104
N/A	1,102	2,589
$ 8,602	69,653	25
N/A	267,392	15,880,372
N/A	79,382	110,519
N/A	108,317	259,445
926,076	6,846,150	2,506
N/A	$ 10.17	$ 9.98
N/A	$ 10.18	$ 9.99
N/A	$ 10.69**	$ 10.30***
N/A	$ 10.17	$ 9.98
$ 9.29	$ 10.17	$ 9.97

Statements of Operations (000)

	Old Mutual Advantage Growth Fund*	Old Mutual Analytic U.S. Long/Short Fund
Investment Income:		
Dividends	$ 272	$ 2,343
Interest	—	211
Less: Foreign Taxes Withheld	(1)	—
Total Investment Income	271	2,554
Expenses:		
Management Fees	246	1,251
Website Fees	1	9
Transfer Agent Fees	13	502
Trustees' Fees	6	35
Distribution and Service fees:		
Class A	—	27
Class C	—	48
Advisor Class	—	—
Class R	—	—
Professional Fees	58	103
Registration and SEC Fees	1	67
Custodian Fees	1	105
Printing Fees	1	143
Dividend Expense on Securities Sold Short	—	402
Offering Costs	4	—
Interest Expense on Securities Sold Short	—	266
Other Expenses	16	31
Total Expenses	347	2,989
Less:		
Net Waiver of Management Fees	(57)	(567)
Reimbursement of Dividend Expense by Advisor[1]	—	(44)
Expense Reduction[2]	—	(5)
Net Expenses	290	2,373
Net Investment Income (Loss)	(19)	181
Net Increase from Payment by Affiliate[3]	—	—
Net Realized Gain (Loss) from Security Transactions (including Securities Sold Short)	2,147	(10,214)
Net Realized Gain on Foreign Currency Transactions	—	—
Net Realized Gain on Futures Contracts	—	—
Net Realized Gain on Written Options Contracts	—	—
Net Change in Unrealized Appreciation (Depreciation) on Investments (Including Securities Sold Short)	3,701	(3,097)
Net Change in Unrealized Appreciation (Depreciation) on Foreign Currency Transactions	—	—
Net Realized Change in Unrealized Appreciation (Depreciation) on Future Contracts	—	(101)
Net Change in Unrealized Appreciation on Written Option Contracts	—	—
Net Realized and Unrealized Gain (Loss) on Investments	5,848	(13,412)
Increase (Decrease) in Net Assets Resulting from Operations	$5,829	$(13,231)

[1] See Note 3.
[2] All expense reductions are for transfer agent expenses. See Note 2.
[3] See Note 3.
* The Old Mutual Advantage Growth Fund and Old Mutual Discover Value Fund commenced operations on November 19, 2007.
Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Barrow Hanley Value Fund	Old Mutual Columbus Circle Technology and Communications Fund	Old Mutual Developing Growth Fund	Old Mutual Discover Value Fund*	Old Mutual Focused Fund	Old Mutual Growth Fund	Old Mutual Heitman REIT Fund
$ 3,530	$ 963	$ 353	$ 133	$ 677	$ 3,583	$ 2,663
9	13	7	—	6	25	1
(6)	(8)	—	—	(2)	(5)	(8)
3,533	968	360	133	681	3,603	2,656
1,103	1,685	1,613	140	254	4,388	1,094
6	9	9	—	1	29	6
384	1,105	680	5	118	1,973	266
16	21	27	2	5	63	20
6	2	—	—	8	—	16
32	8	1	—	4	9	3
—	—	—	—	—	—	18
—	—	—	—	—	—	—
85	154	134	16	21	419	79
73	72	86	1	66	71	61
27	27	1	—	6	52	88
34	194	214	3	9	313	24
—	—	—	—	—	—	—
—	—	—	5	—	—	—
—	—	—	—	—	—	—
35	40	38	6	15	97	36
1,801	3,317	2,803	178	507	7,414	1,711
(379)	(707)	(590)	(29)	(135)	(1,351)	(177)
—	—	—	—	—	—	—
(5)	(27)	(18)	—	(2)	(43)	(5)
1,417	2,583	2,195	149	370	6,020	1,529
2,116	(1,615)	(1,835)	(16)	311	(2,417)	1,127
—	2	—	—	—	—	—
10,949	25,062	9,302	(1,191)	981	57,559	20,487
—	3	—	—	—	—	—
—	—	—	—	—	—	—
—	2,176	—	—	—	—	—
(28,827)	(14,426)	(21,462)	(1,072)	(3,894)	(27,565)	(47,644)
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	11	—	—	—	—	—
(17,878)	12,828	(12,160)	(2,263)	(2,913)	29,994	(27,157)
$(15,762)	$ 11,213	$(13,995)	$(2,279)	$ (2,602)	$ 27,577	$(26,030)

STATEMENTS OF OPERATIONS (000) — continued

FOR THE YEAR ENDED MARCH 31, 2008

	Old Mutual Large Cap Fund	Old Mutual Large Cap Growth Fund
Investment Income:		
Dividends	$ 1,448	$ 937
Interest	—	4
Less: Foreign Taxes Withheld	(10)	(10)
Total Investment Income	1,438	931
Expenses:		
Management Fees	590	722
Website Fees	4	4
Transfer Agent Fees	282	320
Trustees' Fees	10	11
Distribution and Service fees:		
Class A	1	1
Class C	1	1
Advisor Class	—	—
Class R	—	—
Professional Fees	55	69
Registration and SEC Fees	83	72
Custodian Fees	63	30
Printing Fees	27	137
Offering Costs	—	—
Other Expenses	28	28
Total Expenses	1,144	1,395
Less:		
Net Waiver of Management Fees	(238)	(326)
Expense Reduction[1]	(3)	(6)
Net Expenses	903	1,063
Net Investment Income (Loss)	535	(132)
Net Realized Gain (Loss) from Security Transactions	9,032	4,125
Net Change in Unrealized Appreciation (Depreciation) on Investments	(9,837)	(1,271)
Net Realized and Unrealized Gain (Loss) on Investments	(805)	2,854
Increase (Decrease) in Net Assets Resulting from Operations	$ (270)	$ 2,722

[1] All expense reductions are for transfer agent expenses. See Note 2.

† The Old Mutual TS&W Mid-Cap Value Fund commenced operations on June 4, 2007.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Large Cap Growth Concentrated Fund	Old Mutual Mid-Cap Fund	Old Mutual Select Growth Fund	Old Mutual Small Cap Fund	Old Mutual Strategic Small Company Fund	Old Mutual TS&W Mid-Cap Value Fund[†]	Old Mutual TS&W Small Cap Value Fund
$ 1,059	$ 2,752	$ 707	$ 882	$ 392	$ 371	$ 460
1	8	3	23	1	—	2
(15)	(4)	—	(9)	(4)	—	—
1,045	2,756	710	896	389	371	462
1,005	1,997	1,107	414	317	223	653
6	11	6	2	2	1	3
460	642	603	175	139	16	112
16	26	15	5	4	4	7
3	2	1	1	4	3	2
16	1	3	1	—	12	8
—	8	—	—	1	—	—
—	—	—	—	—	—	—
87	156	102	31	27	11	43
57	67	60	56	57	—	39
17	18	36	36	76	4	13
254	54	186	16	12	1	26
—	—	—	—	—	47	—
30	53	30	20	19	2	24
1,951	3,035	2,149	757	658	324	930
(534)	(505)	(593)	(238)	(198)	(70)	(150)
(10)	(8)	(13)	(2)	(2)	—	(2)
1,407	2,522	1,543	517	458	254	778
(362)	234	(833)	379	(69)	117	(316)
6,283	12,959	10,991	2,077	1,531	(2,289)	10,536
(1,502)	(31,884)	(7,154)	(5,010)	(4,191)	3,492	(16,377)
4,781	(18,925)	3,837	(2,933)	(2,660)	1,203	(5,841)
$ 4,419	$(18,691)	$ 3,004	$(2,554)	$(2,729)	$ 1,320	$ (6,157)

Statements of Operations (000) — concluded

For the Year Ended March 31, 2008

	Old Mutual Barrow Hanley Core Bond Fund*	Old Mutual Cash Reserves Fund	Old Mutual Dwight High Yield Fund*	Old Mutual Dwight Intermediate Fixed Income Fund	Old Mutual Dwight Short Term Fixed Income Fund
Investment Income:					
Dividends	$ 37	$ —	$ 10	$ 150	$ 495
Interest	828	1,742	262	1,593	8,014
Less: Foreign Taxes Withheld	—	—	—	(1)	—
Total Investment Income	865	1,742	272	1,742	8,509
Expenses:					
Management Fees	97	144	16	147	791
Website Fees	—	2	—	—	9
Transfer Agent Fees	5	138	4	47	517
Trustees' Fees	3	4	1	5	21
Distribution and Service fees:					
Class A	—	1	—	2	3
Class C	—	7	—	3	10
Class R	—	—	—	—	—
Advisor Class	—	—	—	—	—
Professional Fees	28	25	8	12	97
Registration and SEC Fees	1	36	1	60	68
Custodian Fees	—	12	—	7	10
Printing Fees	4	15	—	28	36
Offering Costs	4	—	4	—	—
Pricing Fees	—	—	5	—	—
Other Expenses	11	18	4	22	47
Total Expenses	153	402	43	333	1,609
Less:					
Net Waiver of Management Fees	(40)	(129)	(16)	(130)	(363)
Reimbursement of Other Expenses by Advisor(1)	—	—	(9)	—	—
Expense Reduction(2)	—	(2)	—	—	(1)
Net Expenses	113	271	18	203	1,246
Net Investment Income (Loss)	752	1,471	254	1,539	7,263
Net Realized Gain (Loss) from Security Transactions	537	1	(120)	1,241	437
Net Realized Gain on Futures Contracts	—	—	—	93	—
Net Change in Unrealized Appreciation (Depreciation) on Investments	845	—	(901)	608	809
Net Change in Unrealized Appreciation (Depreciation) on Foreign Currency Transactions	—	—	—	—	—
Net Change in Unrealized Appreciation (Depreciation) on Futures Contracts	—	—	—	(22)	—
Net Realized and Unrealized Gain (Loss) on Investments	1,382	1	(1,021)	1,920	1,246
Increase (Decrease) in Net Assets Resulting from Operations	$ 2,134	$ 1,472	$ (767)	$ 3,459	$ 8,509

(1) See Note 3.
(2) All expense reductions are for transfer agent expenses. See Note 2.
* The Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Dwight High Yield Fund commenced operations on November 19, 2007.
Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Statement of Cash Flows (000)

For the Year Ended March 31, 2008

	Old Mutual Analytic U.S. Long/Short Fund
Increase (Decrease) in Cash	
Cash flows provided from (used in) operating activities:	
Interest and dividends received (excludes amortization of $52)	$ (2,306)
Operating expenses paid	(1,228)
Interest and dividend expense on securities sold short paid	(665)
Increase in variation margin payable	27
Purchases of short-term portfolio investments, net	(4,410)
Purchases of long-term portfolio investments	(418,857)
Increase in proceeds from securities sold short	106,358
Decrease in purchases to cover	(102,667)
Proceeds from disposition of long-term portfolio investments	462,378
Prepaid expenses	73
Net cash used in operating activities	38,703
Cash flows provided from (used in) financing activities:	
Decrease in shares of beneficial interest sold (excludes dividend reinvestment of $446)	(54,535)
Net cash/assets provided from financing activities	(54,535)
Net decrease in cash	(15,832)
Cash at beginning of period	16,266
Cash at end of period	$ 434
Reconciliation of Net Increase in Net Assets to	
Net Cash Provided from (used in) Operating Activities	
Net decrease in net assets resulting from operations	$ (13,231)
Decrease in investments	25,174
Net realized gain (loss) on investment transactions	10,214
Increase in net unrealized depreciation on investments	3,198
Decrease in capital shares sold	4,332
Increase in capital shares redeemed	61
Decrease in prepaid expenses	21
Decrease in interest and dividends receivable	(42)
Increase in receivable from advisor	(93)
Increase in variation margin payable	19
Decrease in securities sold short, at value	4,981
Decrease in payable for investments purchased	25
Increase in dividend and interest expense on securities sold short payable	(671)
Increase in accrued expenses and other liabilities	280
Total adjustments	51,934
Net cash used in operating activities	$ 38,703

The accompanying notes are an integral part of the financial statements.

Statements of Changes in Net Assets (000)

	Old Mutual Advantage Growth Fund	Old Mutual Analytic U.S. Long/Short Fund	
	11/19/07* to 3/31/08	4/1/07 to 3/31/08	4/1/06 to 3/31/07
Investment Activities:			
Net Investment Income (Loss)	$ (19)	$ 181	$ 246
Net Increase from Payment by Affiliate[2]	—	—	—
Net Realized Gain (Loss) from Investments (including Securities Sold Short), Written Option Contracts, Futures Contracts and Foreign Currency Transactions	2,147	(10,214)	3,852
Net Change in Unrealized Appreciation (Depreciation) on Investments, (including Securities Sold Short), Written Option Contracts, Futures Contracts and Foreign Currency Transactions	3,701	(3,198)	2,744
Net Increase (Decrease) in Net Assets Resulting from Operations	5,829	(13,231)	6,842
Dividends and Distributions to Shareholders From:			
Net Investment Income:			
Class Z	—	(145)	(93)
Advisor Class	—	—	—
Class A	—	(59)	(1)
Class C	—	(8)	—
Class R	—	—	—
Institutional Class	—	(248)	—
Net Realized Gains from Investment Transactions:			
Class Z	—	—	—
Advisor Class	—	—	—
Class A	—	—	—
Class C	—	—	—
Class R	—	—	—
Institutional Class	—	—	—
Total Dividends and Distributions	—	(460)	(94)
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions[1]	72,952	(26,958)	118,953
Total Increase (Decrease) in Net Assets	78,781	(40,649)	125,701
Net Assets:			
Beginning of Period	—	154,016	28,315
End of Period	$78,781	$113,367	$154,016
Undistributed Net Investment Income/(Accumulated Net Investment Loss)	$ —	$ 23	$ 220

[1] See note 5.
[2] See Note 2
* Inception Date of the Fund
Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Barrow Hanley Value Fund		Old Mutual Columbus Circle Technology and Communications Fund		Old Mutual Developing Growth Fund		Old Mutual Discover Value Fund
	4/1/07 to 3/31/08	4/1/06 to 3/31/07	4/1/07 to 3/31/08	4/1/06 to 3/31/07	4/1/07 to 3/31/08	4/1/06 to 3/31/07	11/19/07* to 3/31/08
	$ 2,116	$ 2,981	$ (1,615)	$ (1,955)	$ (1,835)	$ (1,740)	$ (16)
	—	—	2	—	—	—	—
	10,949	54,482	27,241	14,675	9,302	7,045	(1,191)
	(28,827)	(34,814)	(14,415)	(14,106)	(21,462)	(7,763)	(1,072)
	(15,762)	22,649	11,213	(1,386)	(13,995)	(2,458)	(2,279)
	(2,270)	(2,370)	—	—	—	—	—
	(2)	(3)	—	—	—	—	—
	(45)	(41)	—	—	—	—	—
	(34)	—	—	—	—	—	—
	—	—	—	—	—	—	—
	(796)	—	—	—	—	—	—
	(11,779)	(110,949)	—	—	—	—	—
	—	(217)	—	—	—	—	—
	(317)	(2,018)	—	—	—	—	—
	(424)	(2,203)	—	—	—	—	—
	—	—	—	—	—	—	—
	(7,317)	—	—	—	—	—	—
	(22,984)	(117,801)	—	—	—	—	—
	50,959	(95,303)	(15,886)	(60,594)	(3,614)	(18,942)	36,033
	12,213	(190,455)	(4,673)	(61,980)	(17,609)	(21,400)	33,754
	131,224	321,679	161,029	223,009	160,948	182,348	—
	$143,437	$ 131,224	$156,356	$161,029	$143,339	$160,948	$33,754
	$ —	$ 753	$ —	$ —	$ —	$ —	$ —

STATEMENTS OF CHANGES IN NET ASSETS (000) — continued

	Old Mutual Focused Fund		Old Mutual Growth Fund	
	4/1/07 to 3/31/08	4/1/06 to 3/31/07	4/1/07 to 3/31/08	4/1/06 to 3/31/07
Investment Activities:				
Net Investment Income (Loss)	$ 311	$ 135	$ (2,417)	$ (2,021)
Net Realized Gain (Loss) from Investments	981	2,090	57,559	15,015
Net Change in Unrealized Appreciation (Depreciation) on Investments	(3,894)	672	(27,565)	(2,229)
Net Increase (Decrease) in Net Assets Resulting from Operations	(2,602)	2,897	27,577	10,765
Dividends and Distributions to Shareholders From:				
Net Investment Income:				
Class Z	(56)	(74)	(432)	—
Advisor Class	—	—	—	—
Class A	(4)	(7)	—	—
Class C	—	—	(4)	—
Class R	—	—	—	—
Institutional Class	(120)	—	—	—
Net Realized Gains from Investment Transactions:				
Class Z	(848)	—	—	—
Advisor Class	—	—	—	—
Class A	(131)	—	—	—
Class C	(20)	—	—	—
Class R	—	—	—	—
Institutional Class	(896)	—	—	—
Total Dividends and Distributions	(2,075)	(81)	(436)	—
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions[1]	18,644	8,540	(81,972)	(134,537)
Total Increase (Decrease) in Net Assets	13,967	11,356	(54,831)	(123,772)
Net Assets:				
Beginning of Period	29,058	17,702	532,104	655,876
End of Period	$43,025	$29,058	$477,273	$ 532,104
Undistributed (Distributions in Excess of) Net Investment Income/ (Accumulated Net Investment Loss)	$ 200	$ 69	$ (1)	$ (2)

[1] See note 5.
Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Heitman REIT Fund		Old Mutual Large Cap Fund		Old Mutual Large Cap Growth Fund		Old Mutual Large Cap Growth Concentrated Fund	
	4/1/07 to 3/31/08	4/1/06 to 3/31/07	4/1/07 to 3/31/08	4/1/06 to 3/31/07	4/1/07 to 3/31/08	4/1/06 to 3/31/07	4/1/07 to 3/31/08	4/1/06 to 3/31/07
	$ 1,127	$ 1,644	$ 535	$ 771	$ (132)	$ (327)	$ (362)	$ (538)
	20,487	37,378	9,032	17,153	4,125	8,133	6,283	5,462
	(47,644)	3,392	(9,837)	3,622	(1,271)	(6,149)	(1,502)	(2,030)
	(26,030)	42,414	(270)	21,546	2,722	1,657	4,419	2,894
	(2,030)	(3,959)	(337)	(707)	—	—	—	—
	(110)	(285)	—	(1)	—	—	—	—
	(191)	(7)	(3)	—	—	—	—	—
	(3)	(4)	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	(298)	—	—	—	—	—	—	—
	(22,700)	(18,463)	—	—	—	—	—	—
	(490)	(1,369)	—	—	—	—	—	—
	(2,768)	(46)	—	—	—	—	—	—
	(45)	(28)	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	(4,962)	—	—	—	—	—	—	—
	(33,597)	(24,161)	(340)	(708)	—	—	—	—
	(35,366)	(18,967)	(40,527)	(2,019)	(16,471)	(26,700)	(17,566)	(31,000)
	(94,993)	(714)	(41,137)	18,819	(13,749)	(25,043)	(13,147)	(28,106)
	198,886	199,600	102,591	83,772	86,841	111,884	112,348	140,454
	$103,893	$198,886	$ 61,454	$102,591	$ 73,092	$ 86,841	$ 99,201	$112,348
	$ 17	$ (48)	$ 364	$ 169	$ —	$ —	$ —	$ —

STATEMENTS OF CHANGES IN NET ASSETS (000) — continued

	Old Mutual Mid-Cap Fund		Old Mutual Select Growth Fund	
	4/1/07 to 3/31/08	4/1/06 to 3/31/07	4/1/07 to 3/31/08	4/1/06 to 3/31/07
Investment Activities:				
Net Investment Income (Loss)	$ 234	$ (1,455)	$ (833)	$ (758)
Net Realized Gain (Loss) from Investments	12,959	48,902	10,991	6,360
Net Change in Unrealized Appreciation (Depreciation) on Investments	(31,884)	(29,490)	(7,154)	(1,321)
Net Increase (Decrease) in Net Assets Resulting from Operations	(18,691)	17,957	3,004	4,281
Dividends and Distributions to Shareholders From:				
Net Investment Income:				
Class Z	—	—	—	—
Advisor Class	—	—	—	—
Class A	—	—	—	—
Class C	—	—	—	—
Class R	—	—	—	—
Institutional Class	—	—	—	—
Net Realized Gains from Investment Transactions:				
Class Z	(47,713)	(73,764)	—	—
Advisor Class	—	(1,389)	—	—
Class A	(401)	(46)	—	—
Class C	(49)	(69)	—	—
Class R	—	—	—	—
Institutional Class	(3,274)	—	—	—
Total Dividends and Distributions	(51,437)	(75,268)	—	—
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions[1]	(33,613)	(100,165)	(17,300)	(35,633)
Total Increase (Decrease) in Net Assets	(103,741)	(157,476)	(14,296)	(31,352)
Net Assets:				
Beginning of Period	254,188	411,664	118,918	150,270
End of Period	$ 150,447	$ 254,188	$104,622	$118,918
Undistributed Net Investment Income/(Accumulated Net Investment Loss)	$ 1	$ 22	$ —	$ —

[1] See note 5.
* Inception Date of the Fund.
Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Small Cap Fund		Old Mutual Strategic Small Company Fund		Old Mutual TS&W Mid-Cap Value Fund	Old Mutual TS&W Small Cap Value Fund	
	4/1/07 to 3/31/08	4/1/06 to 3/31/07	4/1/07 to 3/31/08	4/1/06 to 3/31/07	6/4/07* to 3/31/08	4/1/07 to 3/31/08	4/1/06 to 3/31/07
	$ 379	$ (184)	$ (69)	$ (361)	$ 117	$ (316)	$ (375)
	2,077	3,736	1,531	2,717	(2,289)	10,536	7,386
	(5,010)	959	(4,191)	(872)	3,492	(16,377)	(1,357)
	(2,554)	4,511	(2,729)	1,484	1,320	(6,157)	5,654
	(319)	—	—	—	—	—	—
	—	—	—	—	—	—	—
	—	—	—	—	—	—	—
	(1)	—	—	—	—	—	—
	—	—	—	—	—	—	—
	—	—	—	—	(37)	—	—
	—	—	(5,735)	(10,783)	—	(8,067)	(9,531)
	—	—	—	(290)	—	—	—
	—	—	(279)	(331)	—	(75)	(125)
	—	—	(12)	(22)	—	(109)	(171)
	—	—	—	—	—	—	—
	—	—	—	—	—	—	—
	(320)	—	(6,026)	(11,426)	(37)	(8,251)	(9,827)
	(9,867)	(8,173)	(3,771)	(1,761)	59,418	(6,652)	2,655
	(12,741)	(3,662)	(12,526)	(11,703)	60,701	(21,060)	(1,518)
	46,389	50,051	37,976	49,679	—	68,867	70,385
	$ 33,648	$ 46,389	$ 25,450	$ 37,976	$ 60,701	$ 47,807	$ 68,867
	$ 61	$ 2	$ 4	$ 4	$ 80	$ (4)	$ 8

Statements of Changes in Net Assets (000) — concluded

	Old Mutual Barrow Hanley Core Bond Fund	Old Mutual Cash Reserves Fund	
	11/19/07* to 3/31/08	4/1/07 to 3/31/08	4/1/06 to 3/31/07
Investment Activities:			
Net Investment Income (Loss)	$ 752	$ 1,471	$ 1,537
Net Realized Gain (Loss) from Investments, Futures Contracts, and Foreign Currency Transactions	537	1	—
Net Change in Unrealized Appreciation (Depreciation) on Investments, Futures Contracts and Foreign Currency Transactions	845	—	—
Net Increase (Decrease) in Net Assets Resulting from Operations	2,134	1,472	1,537
Dividends and Distributions to Shareholders From:			
Net Investment Income:			
Class Z	—	(1,445)	(1,537)
Advisor Class	—	—	—
Class A	—	(8)	—
Class C	—	(17)	—
Class R	—	—	—
Institutional Class	(747)	—	—
Net Realized Gains from Investment Transactions:			
Class Z	—	—	—
Advisor Class	—	—	—
Class A	—	—	—
Class C	—	—	—
Class R	—	—	—
Institutional Class	—	—	—
Total Dividends and Distributions	(747)	(1,470)	(1,537)
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions[1]	45,673	7,228	(1,594)
Total Increase (Decrease) in Net Assets	47,060	7,230	(1,594)
Net Assets:			
Beginning of Period	—	32,909	34,503
End of Period	$ 47,060	$ 40,139	$ 32,909
Undistributed (Distributions in Excess of) Net Investment Income/ (Accumulated Net Investment Loss)	$ —	$ —	$ —

[1] See note 5.
* Inception Date of the Fund.
Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Dwight High Yield Fund	Old Mutual Dwight Intermediate Fixed Income Fund		Old Mutual Dwight Short Term Fixed Income Fund	
	11/19/07* to 3/31/08	4/1/07 to 3/31/08	4/1/06 to 3/31/07	4/1/07 to 3/31/08	4/1/06 to 3/31/07
	$ 254	$ 1,539	$ 357	$ 7,263	$ 8,120
	(120)	1,334	24	437	(398)
	(901)	586	59	809	3,149
	(767)	3,459	440	8,509	10,871
	—	(261)	(345)	(6,920)	(7,989)
	—	—	—	(7)	(20)
	—	(33)	(10)	(46)	(2)
	—	(11)	(3)	(44)	(2)
	—	—	—	—	—
	(253)	(1,236)	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	—	—	—	—	—
	(253)	(1,541)	(358)	(7,017)	(8,013)
	9,622	64,109	444	(27,717)	(69,519)
	8,602	66,027	526	(26,225)	(66,661)
	—	8,257	7,731	188,467	255,128
	$8,602	$74,284	$8,257	$162,242	$188,467
	$ —	$ (4)	$ —	$ (1)	$ (3)

FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout Each Year or Period ended March 31, (unless otherwise noted)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets[*]	Ratio of Gross Expenses to Average Net Assets[^^^,*]	Ratio of Net Investment Income (Loss) to Average Net Assets[*]	Portfolio Turnover Rate[†]
OLD MUTUAL ADVANTAGE GROWTH FUND															
Institutional Class[4]															
2008	$ 10.00	$ —	$ (1.33)	$ (1.33)	$ —	$ —	$ —	$ —	$ 8.67	(13.30)%	$ 78,781	1.00%	1.20%	(0.06)%	69.43%
OLD MUTUAL ANALYTIC U.S. LONG/SHORT FUND															
Class Z															
2008	$14.20	$ 0.03	$ (1.09)	$ (1.06)	$(0.03)	$ —	$ (0.03)	$ —	$13.11	(7.47)%	$ 46,374	1.45%[@]	1.83%	0.18%	235.64%
2007	11.70	0.08	2.46	2.54	(0.04)	—	(0.04)	—	14.20	21.74%	150,654	1.24%[@]	1.56%	0.59%	93.42%
2006	10.60	0.05	1.13	1.18	(0.08)	—	(0.08)	—	11.70	11.16%	27,771	1.27%[@]	1.30%	0.47%	208.15%
2005	9.84	0.06	0.77	0.83	(0.07)	—	(0.07)	—	10.60	8.49%	55,219	1.28%	1.28%	0.57%	173.71%
2004	7.35	0.05	2.48	2.53	(0.04)	—	(0.04)	—	9.84	34.50%	65,668	1.24%	1.25%	0.59%	267.41%
Class A															
2008	$14.15	$ (0.03)	$ (1.05)	$ (1.08)	$(0.05)	$ —	$ (0.05)	$ —	$13.02	(7.66)%	$ 14,468	1.87%[@]	2.75%	(0.19)%	235.64%
2007	11.68	0.05	2.44	2.49	(0.02)	—	(0.02)	—	14.15	21.33%	2,546	1.48%[@]	2.47%	0.39%	93.42%
2006	10.58	0.03	1.13	1.16	(0.06)	—	(0.06)	—	11.68	10.97%	387	1.49%[@]	1.54%	0.29%	208.15%
2005	9.83	0.04	0.77	0.81	(0.06)	—	(0.06)	—	10.58	8.21%	177	1.53%	1.53%	0.38%	173.71%
2004[†††]	8.66	0.03	1.18	1.21	(0.04)	—	(0.04)	—	9.83	13.95%	82	1.48%	1.49%	0.41%	267.41%
Class C															
2008	$13.98	$ (0.13)	$ (1.04)	$ (1.17)	$(0.02)	$ —	$ (0.02)	$ —	$12.79	(8.41)%	$ 8,203	2.63%[@]	3.10%	(0.97)%	235.64%
2007	11.60	(0.06)	2.42	2.36	—	—	—	0.02	13.98	20.52%	816	2.24%[@]	3.95%	(0.45)%	93.42%
2006	10.53	(0.05)	1.12	1.07	—	—	—	—	11.60	10.16%	157	2.25%[@]	2.29%	(0.50)%	208.15%
2005	9.81	(0.04)	0.76	0.72	—	—	—	—	10.53	7.34%	89	2.28%	2.28%	(0.42)%	173.71%
2004[†††]	8.66	(0.02)	1.18	1.16	(0.01)	—	(0.01)	—	9.81	13.41%	78	2.23%	2.24%	(0.35)%	267.41%
Institutional Class															
2008	$14.20	$ 0.02	$ (1.05)	$ (1.03)	$(0.08)	$ —	$ (0.08)	$ —	$13.09	(7.32)%	$ 44,322	1.47%[@]	1.63%	0.18%	235.64%
2007[2]	13.51	0.03	0.66	0.69	—	—	—	—	14.20	5.11%	—	1.01%[@]	2,495.13%	0.73%	93.42%
OLD MUTUAL BARROW HANLEY VALUE FUND															
Class Z															
2008	$ 8.82	$ 0.14	$ (0.97)	$ (0.83)	$(0.20)	$(1.14)	$(1.34)	$ —	$ 6.65	(11.49)%	$ 86,801	1.10%	1.37%	1.59%	9.69%
2007	16.61	0.19	1.37	1.56	(0.21)	(9.14)	(9.35)	—	8.82	14.03%	124,884	1.10%	1.43%	1.52%	62.56%
2006	16.65	0.09	0.68	0.77	(0.14)	(0.67)	(0.81)	—	16.61	4.69%	311,142	1.37%	1.45%	0.51%	26.88%
2005	15.88	0.06	0.99	1.05	(0.05)	(0.23)	(0.28)	—	16.65	6.64%	1,374,194	1.44%	1.46%	0.34%	20.03%
2004	11.84	0.05	4.07	4.12	(0.06)	(0.02)	(0.08)	—	15.88	34.82%	1,128,195	1.48%	1.49%	0.36%	24.31%
Class A															
2008	$ 8.80	$ 0.12	$ (0.97)	$ (0.85)	$(0.17)	$(1.14)	$(1.31)	$ —	$ 6.64	(11.68)%	$ 2,379	1.35%	2.38%	1.36%	9.69%
2007	16.58	0.15	1.38	1.53	(0.17)	(9.14)	(9.31)	—	8.80	13.86%	2,806	1.35%	1.79%	1.27%	62.56%
2006	16.62	0.06	0.65	0.71	(0.08)	(0.67)	(0.75)	—	16.58	4.34%	3,791	1.59%	1.66%	0.38%	26.88%
2005	15.86	0.02	1.00	1.02	(0.03)	(0.23)	(0.26)	—	16.62	6.41%	5,827	1.69%	1.71%	0.12%	20.03%
2004[†††]	14.22	0.03	1.69	1.72	(0.06)	(0.02)	(0.08)	—	15.86	12.07%	2,555	1.75%	1.76%	0.25%	24.31%
Class C															
2008	$ 8.62	$ 0.05	$ (0.95)	$ (0.90)	$(0.09)	$(1.14)	$(1.23)	$ —	$ 6.49	(12.38)%	$ 2,567	2.10%	2.87%	0.61%	9.69%
2007	16.37	0.06	1.33	1.39	—	(9.14)	(9.14)	—	8.62	12.78%	3,283	2.10%	2.56%	0.52%	62.56%
2006	16.46	(0.06)	0.64	0.58	—	(0.67)	(0.67)	—	16.37	3.58%	5,988	2.35%	2.42%	(0.37)%	26.88%
2005	15.80	(0.11)	1.00	0.89	—	(0.23)	(0.23)	—	16.46	5.62%	10,143	2.44%	2.46%	(0.65)%	20.03%
2004[†††]	14.22	(0.05)	1.69	1.64	(0.04)	(0.02)	(0.06)	—	15.80	11.56%	3,093	2.50%	2.51%	(0.48)%	24.31%
Institutional Class															
2008	$ 8.83	$ 0.41	$ (1.25)	$ (0.84)	$(0.22)	$(1.14)	$(1.36)	$ —	$ 6.63	(11.57)%	$ 51,690	0.90%	1.02%	2.00%	9.69%
2007[2]	8.69	0.05	0.09	0.14	—	—	—	—	8.83	1.61%	—	0.93%	2,546.53%	2.10%	62.56%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets[*]	Ratio of Gross Expenses to Average Net Assets[^^^,*]	Ratio of Net Investment Income (Loss) to Average Net Assets[*]	Portfolio Turnover Rate[†]

OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS FUND

Class Z

2008	$13.14	$(0.14)	$ 1.19[6]	$ 1.05	$ —	$ —	$ —	$—	$14.19	7.99%[6]	$152,823	1.45%	1.83%	(0.91)%	243.11%
2007	13.04	(0.13)	0.23	0.10	—	—	—	—	13.14	0.77%	160,833	1.45%	1.84%	(1.06)%	126.47%
2006	10.40	(0.14)	2.78	2.64	—	—	—	—	13.04	25.38%	222,617	1.59%	1.62%	(1.24)%	104.99%
2005	10.77	(0.13)	(0.24)	(0.37)	—	—	—	—	10.40	(3.44)%	229,768	1.64%	1.64%	(1.22)%	63.05%
2004	7.31	(0.14)	3.60	3.46	—	—	—	—	10.77	47.33%	314,112	1.66%	1.67%	(1.40)%	135.24%

Class A

2008	$13.02	$(0.13)	$ 1.13[6]	$ 1.00	$ —	$ —	$ —	$—	$14.02	7.68%[6]	$ 1,670	1.70%	3.86%	(0.97)%	243.11%
2007	12.96	(0.16)	0.22	0.06	—	—	—	—	13.02	0.46%	73	1.70%	8.11%	(1.31)%	126.47%
2006	10.36	(0.17)	2.77	2.60	—	—	—	—	12.96	25.10%	67	1.83%	1.87%	(1.48)%	104.99%
2005	10.75	(0.15)	(0.24)	(0.39)	—	—	—	—	10.36	(3.63)%	53	1.90%	1.90%	(1.47)%	63.05%
2004[††]	9.69	(0.08)	1.14	1.06	—	—	—	—	10.75	10.94%	55	1.86%	1.87%	(1.56)%	135.24%

Class C

2008	$12.68	$(0.23)	$ 1.12[6]	$ 0.89	$ —	$ —	$ —	$—	$13.57	7.02%[6]	$ 1,863	2.45%	4.60%	(1.71)%	243.11%
2007	12.72	(0.25)	0.21	(0.04)	—	—	—	—	12.68	(0.31)%	123	2.45%	6.06%	(2.06)%	126.47%
2006	10.24	(0.25)	2.73	2.48	—	—	—	—	12.72	24.22%	124	2.57%	2.61%	(2.19)%	104.99%
2005	10.71	(0.23)	(0.24)	(0.47)	—	—	—	—	10.24	(4.39)%	53	2.65%	2.65%	(2.22)%	63.05%
2004[††]	9.69	(0.13)	1.15	1.02	—	—	—	—	10.71	10.53%	55	2.61%	2.62%	(2.31)%	135.24%

Institutional Class

2008	$13.14	$(0.13)	$ 1.21[6]	$ 1.08	$ —	$ —	$ —	$—	$14.22	8.22%[6]	$ —	1.20%	1,490.14%	(0.36)%	243.11%
2007[2]	13.02	(0.03)	0.15	0.12	—	—	—	—	13.14	0.92%	—	1.22%	2,547.92%	(0.80)%	126.47%

OLD MUTUAL DEVELOPING GROWTH FUND

Class Z

2008	$15.79	$(0.19)	$ (1.21)	$ (1.40)	$ —	$ —	$ —	$—	$14.39	(8.87)%	$127,070	1.30%	1.62%	(1.10)%	198.93%
2007	15.83	(0.16)	0.12	(0.04)	—	—	—	—	15.79	(0.25)%	160,761	1.30%	1.57%	(1.08)%	221.65%
2006	12.42	(0.17)	3.58	3.41	—	—	—	—	15.83	27.46%	182,191	1.43%	1.45%	(1.23)%	157.70%
2005	12.66	(0.16)	(0.08)	(0.24)	—	—	—	—	12.42	(1.90)%	184,294	1.46%	1.47%	(1.36)%	68.28%
2004	7.94	(0.16)	4.88	4.72	—	—	—	—	12.66	59.45%	278,178	1.40%	1.41%	(1.30)%	96.38%

Class A

2008	$15.63	$(0.15)	$ (1.26)	$ (1.41)	$ —	$ —	$ —	$—	$14.22	(9.02)%	$ 10	1.55%	105.40%	(0.92)%	198.93%
2007	15.71	(0.20)	0.12	(0.08)	—	—	—	—	15.63	(0.51)%	65	1.55%	8.19%	(1.33)%	221.65%
2006	12.36	(0.20)	3.55	3.35	—	—	—	—	15.71	27.10%	65	1.68%	1.70%	(1.48)%	157.70%
2005	12.63	(0.19)	(0.08)	(0.27)	—	—	—	—	12.36	(2.14)%	51	1.71%	1.72%	(1.61)%	68.28%
2004[††]	12.03	(0.10)	0.70	0.60	—	—	—	—	12.63	4.99%	53	1.62%	1.63%	(1.57)%	96.38%

Class C

2008	$15.23	$(0.32)	$ (1.18)	$ (1.50)	$ —	$ —	$ —	$—	$13.73	(9.85)%	$ 59	2.30%	23.71%	(1.96)%	198.93%
2007	15.42	(0.30)	0.11	(0.19)	—	—	—	—	15.23	(1.23)%	122	2.30%	6.89%	(2.08)%	221.65%
2006	12.22	(0.30)	3.50	3.20	—	—	—	—	15.42	26.19%	92	2.41%	2.44%	(2.21)%	157.70%
2005	12.59	(0.28)	(0.09)	(0.37)	—	—	—	—	12.22	(2.94)%	51	2.46%	2.47%	(2.36)%	68.28%
2004[††]	12.03	(0.15)	0.71	0.56	—	—	—	—	12.59	4.66%	52	2.37%	2.38%	(2.32)%	96.38%

Institutional Class

2008	$15.79	$(0.11)	$ (1.25)	$ (1.36)	$ —	$ —	$ —	$—	$14.43	(8.61)%	$ 16,200	1.05%	1.44%	(0.74)%	198.93%
2007[2]	15.20	(0.04)	0.63	0.59	—	—	—	—	15.79	3.88%	—	1.07%	2,511.60%	(0.98)%	221.65%

FINANCIAL HIGHLIGHTS — continued

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED MARCH 31, (UNLESS OTHERWISE NOTED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets[*]	Ratio of Gross Expenses to Average Net Assets[^^, *]	Ratio of Net Investment Income (Loss) to Average Net Assets[*]	Portfolio Turnover Rate[†]
OLD MUTUAL DISCOVER VALUE FUND															
Institutional Class															
2008[4]	$10.00	$ —	$ (0.58)	$ (0.58)	$ —	$ —	$ —	$—	$ 9.42	(5.80)%	$33,754	1.17%	1.40%	(0.13)%	65.99%
OLD MUTUAL FOCUSED FUND															
Class Z															
2008	$23.53	$ 0.19	$ (0.86)	$ (0.67)	$ (0.06)	$(0.96)	$(1.02)	$—	$21.84	(3.21)%	$17,780	1.15%	1.36%	0.78%	97.93%
2007	20.36	0.13	3.10	3.23	(0.06)	—	(0.06)	—	23.53	15.85%	25,555	1.15%	1.44%	0.57%	95.63%
2006	18.61	0.02	1.82	1.84	(0.09)	—	(0.09)	—	20.36	9.88%	17,566	1.39%	1.47%	0.08%	110.47%
2005	17.19	0.07	1.35	1.42	—	—	—	—	18.61	8.26%	19,724	1.49%	1.62%	0.42%	192.04%
2004	12.01	(0.02)	5.20	5.18	—	—	—	—	17.19	43.13%	26,574	1.50%	1.54%	(0.15)%	240.63%
Class A															
2008	$23.39	$ 0.11	$ (0.83)	$ (0.72)	$ (0.03)	$(0.96)	$(0.99)	$—	$21.68	(3.46)%	$ 1,690	1.40%	2.20%	0.44%	97.93%
2007	20.29	0.12	3.03	3.15	(0.05)	—	(0.05)	—	23.39	15.52%	3,265	1.40%	1.73%	0.50%	95.63%
2006	18.55	(0.03)	1.81	1.78	(0.04)	—	(0.04)	—	20.29	9.59%	69	1.64%	1.72%	(0.15)%	110.47%
2005	17.17	0.03	1.35	1.38	—	—	—	—	18.55	8.04%	63	1.74%	1.87%	0.20%	192.04%
2004[††]	14.79	(0.03)	2.41	2.38	—	—	—	—	17.17	16.09%	58	1.77%	1.85%	(0.36)%	240.63%
Class C															
2008	$22.88	$(0.02)	$ (0.84)	$ (0.86)	$ (0.01)	$(0.96)	$(0.97)	$—	$21.05	(4.15)%	$ 458	2.15%	7.37%	(0.08)%	97.93%
2007	19.95	(0.07)	3.00	2.93	—	—	—	—	22.88	14.69%	238	2.15%	5.22%	(0.33)%	95.63%
2006	18.34	(0.17)	1.78	1.61	—	—	—	—	19.95	8.78%	67	2.39%	2.47%	(0.90)%	110.47%
2005	17.10	(0.10)	1.34	1.24	—	—	—	—	18.34	7.25%	62	2.49%	2.62%	(0.55)%	192.04%
2004[††]	14.79	(0.09)	2.40	2.31	—	—	—	—	17.10	15.62%	58	2.52%	2.60%	(1.11)%	240.63%
Institutional Class															
2008	$23.54	$ 0.29	$ (0.93)	$ (0.64)	$ (0.13)	$(0.96)	$(1.09)	$—	$21.81	(3.12)%	$23,097	0.80%	1.02%	1.46%	97.93%
2007[2]	24.26	0.06	(0.78)	(0.72)	—	—	—	—	23.54	(2.97)%	—	0.83%	2,604.40%	0.91%	95.63%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets[*]	Ratio of Gross Expenses to Average Net Assets[^^^,*]	Ratio of Net Investment Income (Loss) to Average Net Assets[*]	Portfolio Turnover Rate[†]
OLD MUTUAL GROWTH FUND															
Class Z															
2008	$ 23.90	$ (0.12)	$ 1.14	$ 1.02	$ (0.02)	$—	$ (0.02)	$—	$ 24.90	4.26%	$ 474,654	1.10%	1.34%	(0.44)%	95.38%
2007	23.21	(0.08)	0.77	0.69	—	—	—	—	23.90	2.97%	531,797	1.10%	1.33%	(0.36)%	93.58%
2006	18.36	(0.12)	4.97	4.85	—	—	—	—	23.21	26.42%	655,520	1.35%	1.37%	(0.61)%	102.94%
2005	18.34	(0.19)	0.21	0.02	—	—	—	—	18.36	0.11%	714,903	1.40%	1.40%	(1.16)%	36.93%
2004	13.90	(0.20)	4.64	4.44	—	—	—	—	18.34	31.94%	986,917	1.38%	1.39%	(1.16)%	163.61%
Class A															
2008	$ 23.70	$ (0.13)	$ 1.08	$ 0.95	$ (0.03)	$—	$ (0.03)	$—	$ 24.62	4.01%	$ 240	1.35%	16.50%	(0.53)%	95.38%
2007	23.07	(0.13)	0.76	0.63	—	—	—	—	23.70	2.73%	96	1.35%	5.41%	(0.56)%	93.58%
2006	18.29	(0.14)	4.92	4.78	—	—	—	—	23.07	26.13%	224	1.55%	1.57%	(0.67)%	102.94%
2005	18.32	(0.25)	0.22	(0.03)	—	—	—	—	18.29	(0.16)%	55	1.65%	1.65%	(1.41)%	36.93%
2004[††]	16.68	(0.13)	1.77	1.64	—	—	—	—	18.32	9.83%	55	1.61%	1.62%	(1.42)%	163.61%
Class C															
2008	$ 23.08	$ (0.30)	$ 1.06	$ 0.76	$ (0.05)	$—	$ (0.05)	$—	$ 23.79	3.25%	$ 2,379	2.10%	4.04%	(1.30)%	95.38%
2007	22.64	(0.30)	0.74	0.44	—	—	—	—	23.08	1.94%	145	2.10%	5.91%	(1.36)%	93.58%
2006	18.09	(0.30)	4.85	4.55	—	—	—	—	22.64	25.15%	68	2.34%	2.36%	(1.53)%	102.94%
2005	18.25	(0.38)	0.22	(0.16)	—	—	—	—	18.09	(0.88)%	54	2.40%	2.40%	(2.16)%	36.93%
2004[††]	16.68	(0.20)	1.77	1.57	—	—	—	—	18.25	9.41%	55	2.36%	2.37%	(2.17)%	163.61%
Institutional Class															
2008	$ 23.91	$ (0.19)	$ 1.13	$ 0.94	$ (0.06)	$—	$ (0.06)	$—	$ 24.79	3.91%	$ —	0.95%	3,578.21%	(0.75)%	95.38%
2007 [2]	23.05	(0.02)	0.88	0.86	—	—	—	—	23.91	3.73%	—	0.97%	2,515.87%	(0.30)%	93.58%

FINANCIAL HIGHLIGHTS — continued

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets[*]	Ratio of Gross Expenses to Average Net Assets[^^,*]	Ratio of Net Investment Income (Loss) to Average Net Assets[*]	Portfolio Turnover Rate[†]
OLD MUTUAL HEITMAN REIT FUND																
Class Z																
2008	$15.34	$ 0.09	$ (2.85)	$ (2.76)	$(0.27)	$(3.19)	$ —	$(3.46)	$—	$ 9.12	(18.90)%	$ 68,843	1.25%	1.36%	0.71%	66.23%
2007	14.28	0.12	2.57	2.69	(0.30)	(1.33)	—	(1.63)	—	15.34	19.20%	181,763	1.25%	1.30%	0.79%	67.95%
2006	11.77	0.10	4.07	4.17	(0.19)	(1.36)	(0.11)[3]	(1.66)	—	14.28	37.47%	182,951	1.31%	1.31%	0.73%	69.95%
2005	11.66	0.30	1.01^^^^	1.31	(0.29)	(0.91)	—	(1.20)	—	11.77	10.96%	145,088	1.31%	1.31%	2.52%	82.58%
2004	8.06	0.31	3.80	4.11	(0.34)	(0.12)	(0.05)[3]	(0.51)	—	11.66	52.08%	133,980	1.30%	1.31%	3.15%	78.20%
Class A																
2008	$15.34	$ 0.29	$ (3.07)	$ (2.78)	$(0.29)	$(3.19)	$ —	$(3.48)	$—	$ 9.08	(19.05)%	$ 10,438	1.50%	1.64%	3.14%	66.23%
2007	14.28	0.08	2.57	2.65	(0.26)	(1.33)	—	(1.59)	—	15.34	18.89%	389	1.50%	2.71%	0.56%	67.95%
2006	11.77	0.07	4.07	4.14	(0.16)	(1.36)	(0.11)[3]	(1.63)	—	14.28	37.16%	267	1.56%	1.56%	0.54%	69.95%
2005	11.66	0.27	1.01^^^^	1.28	(0.26)	(0.91)	—	(1.17)	—	11.77	10.70%	68	1.56%	1.56%	2.27%	82.58%
2004[††]	9.84	0.14	2.02	2.16	(0.20)	(0.12)	(0.02)[3]	(0.34)	—	11.66	22.35%	61	1.56%	1.57%	2.63%	78.20%
Class C																
2008	$15.32	$(0.01)	$ (2.87)	$ (2.88)	$(0.14)	$(3.19)	$ —	$(3.33)	$—	$ 9.11	(19.69)%	$ 294	2.25%	10.88%	(0.10)%	66.23%
2007	14.25	—	2.54	2.54	(0.14)	(1.33)	—	(1.47)	—	15.32	18.07%	388	2.25%	3.35%	(0.03)%	67.95%
2006	11.75	(0.04)	4.08	4.04	(0.07)	(1.36)	(0.11)[3]	(1.54)	—	14.25	36.17%	533	2.31%	2.31%	(0.28)%	69.95%
2005	11.65	0.18	1.01^^^^	1.19	(0.18)	(0.91)	—	(1.09)	—	11.75	9.88%	236	2.31%	2.31%	1.54%	82.58%
2004[††]	9.84	0.03	2.09	2.12	(0.17)	(0.12)	(0.02)[3]	(0.31)	—	11.65	21.90%	156	2.30%	2.31%	0.63%	78.20%
Institutional Class																
2008	$15.34	$ 0.32	$ (3.07)	$ (2.75)	$(0.34)	$(3.19)	$ —	$(3.53)	$—	$ 9.06	(18.85)%	$ 24,318	0.95%	1.26%	3.98%	66.23%
2007 [2]	15.00	0.10	0.40	0.50	(0.16)	—	—	(0.16)	—	15.34	3.37%	—	0.96%	2,435.56%	2.22%	67.95%

The accompanying notes are an integral part of the financial statements.

186

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets[*]	Ratio of Gross Expenses to Average Net Assets[^^^,*]	Ratio of Net Investment Income (Loss) to Average Net Assets[*]	Portfolio Turnover Rate[†]

OLD MUTUAL LARGE CAP FUND

Class Z

2008	$15.36	$ 0.11	$ (0.52)	$ (0.41)	$(0.08)	$—	$ (0.08)	$ —	$ 14.87	(2.73)%	$ 60,675	1.15%	1.36%	0.68%	81.87%
2007	13.13	0.09	2.19	2.28	(0.05)	—	(0.05)	—	15.36	17.32%	101,625	1.15%	1.22%	0.58%	176.89%
2006	12.13	0.08	0.99	1.07	(0.07)	—	(0.07)	—	13.13	8.86%	83,294	1.23%	1.24%	0.64%	77.33%
2005	11.93	0.08	0.25	0.33	(0.13)	—	(0.13)	—	12.13	2.73%	122,043	1.21%	1.21%	0.69%	152.98%
2004	9.50	0.15	2.43	2.58	(0.15)	—	(0.15)	—	11.93	27.20%	214,710	1.20%	1.21%	1.34%	252.96%

Class A

2008	$15.32	$ 0.08	$ (0.54)	$ (0.46)	$(0.07)	$—	$ (0.07)	$ —	$ 14.79	(3.02)%	$ 700	1.40%	4.74%	0.51%	81.87%
2007	13.12	0.04	2.19	2.23	(0.03)	—	(0.03)	—	15.32	16.99%	374	1.40%	4.48%	0.29%	176.89%
2006	12.12	0.05	0.99	1.04	(0.04)	—	(0.04)	—	13.12	8.61%	61	1.48%	1.49%	0.38%	77.33%
2005	11.92	0.06	0.24	0.30	(0.10)	—	(0.10)	—	12.12	2.50%	56	1.46%	1.46%	0.47%	152.98%
2004[††]	11.08	0.05	0.93	0.98	(0.14)	—	(0.14)	—	11.92	8.91%	54	1.45%	1.46%	0.86%	252.96%

Class C

2008	$15.13	$(0.06)	$ (0.53)	$ (0.59)	$ —	$—	$ —	$ —	$ 14.54	(3.90)%	$ 79	2.15%	20.75%	(0.37)%	81.87%
2007	13.02	(0.06)	2.17	2.11	—	—	—	—	15.13	16.21%	125	2.15%	7.38%	(0.42)%	176.89%
2006	12.09	(0.05)	0.98	0.93	—	—	—	—	13.02	7.69%	59	2.23%	2.24%	(0.37)%	77.33%
2005	11.89	(0.03)	0.25	0.22	(0.02)	—	(0.02)	—	12.09	1.81%	55	2.21%	2.21%	(0.29)%	152.98%
2004[††]	11.08	0.01	0.92	0.93	(0.12)	—	(0.12)	—	11.89	8.49%	54	2.20%	2.21%	0.11%	252.96%

Institutional Class

2008	$15.38	$ 0.15	$ (0.54)	$ (0.39)	$(0.12)	$—	$ (0.12)	$ —	$ 14.87	(2.59)%	$ —	0.85%	3,760.32%	0.94%	81.87%
2007[2]	15.68	0.03	(0.33)	(0.30)	—	—	—	—	15.38	(1.91)%	—	0.87%	2,589.54%	0.68%	176.89%

FINANCIAL HIGHLIGHTS — continued

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED MARCH 31, (UNLESS OTHERWISE NOTED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets[*]	Ratio of Gross Expenses to Average Net Assets[^^^,*]	Ratio of Net Investment Income (Loss) to Average Net Assets[*]	Portfolio Turnover Rate[†]
OLD MUTUAL LARGE CAP GROWTH FUND															
Class Z															
2008	$23.38	$(0.04)	$ 0.56	$ 0.52	$—	$—	$—	$ —	$23.90	2.22%	$ 72,662	1.25%	1.56%	(0.16)%	94.82%
2007	22.82	(0.08)	0.64	0.56	—	—	—	—	23.38	2.45%	86,240	1.25%	1.43%	(0.34)%	140.62%
2006	19.20	(0.10)	3.72	3.62	—	—	—	—	22.82	18.85%	111,398	1.31%	1.33%	(0.49)%	110.59%
2005	19.80	(0.08)	(0.52)	(0.60)	—	—	—	—	19.20	(3.03)%	143,955	1.32%	1.32%	(0.43)%	35.70%
2004	15.10	(0.15)	4.85	4.70	—	—	—	—	19.80	31.13%	184,688	1.34%	1.35%	(0.83)%	63.17%
Class A															
2008	$23.17	$(0.08)	$ 0.53	$ 0.45	$—	$—	$—	$ —	$23.62	1.94%	$ 318	1.50%	11.89%	(0.35)%	94.82%
2007	22.67	(0.14)	0.64	0.50	—	—	—	—	23.17	2.21%	169	1.50%	4.49%	(0.61)%	140.62%
2006	19.12	(0.15)	3.70	3.55	—	—	—	—	22.67	18.57%	65	1.56%	1.57%	(0.70)%	110.59%
2005	19.77	(0.14)	(0.51)	(0.65)	—	—	—	—	19.12	(3.29)%	55	1.57%	1.57%	(0.72)%	35.70%
2004[†††]	17.45	(0.14)	2.46	2.32	—	—	—	—	19.77	13.30%	77	1.58%	1.59%	(1.09)%	63.17%
Class C															
2008	$22.54	$(0.31)	$ 0.57	$ 0.26	$—	$—	$—	$ —	$22.80	1.15%	$ 112	2.25%	24.68%	(1.23)%	94.82%
2007	22.22	(0.29)	0.61	0.32	—	—	—	—	22.54	1.44%	83	2.25%	7.59%	(1.34)%	140.62%
2006	18.88	(0.30)	3.64	3.34	—	—	—	—	22.22	17.69%	79	2.31%	2.32%	(1.44)%	110.59%
2005	19.67	(0.27)	(0.52)	(0.79)	—	—	—	—	18.88	(4.02)%	67	2.32%	2.32%	(1.40)%	35.70%
2004[†††]	17.45	(0.23)	2.45	2.22	—	—	—	—	19.67	12.72%	56	2.33%	2.34%	(1.83)%	63.17%
Institutional Class															
2008	$23.40	$ 0.03	$ 0.56	$ 0.59	$—	$—	$—	$ —	$23.99	2.52%	$ —	0.95%	3,638.04%	0.10%	94.82%
2007[2]	23.37	—	0.03	0.03	—	—	—	—	23.40	0.13%	—	0.97%	2,554.60%	(0.01)%	140.62%
OLD MUTUAL LARGE CAP GROWTH CONCENTRATED FUND															
Class Z															
2008	$18.28	$(0.06)	$ 0.69	$ 0.63	$—	$—	$—	$ —	$18.91	3.45%	$ 94,245	1.25%	1.68%	(0.31)%	112.65%
2007	17.78	(0.08)	0.58	0.50	—	—	—	—	18.28	2.81%	111,341	1.25%	1.51%	(0.44)%	157.06%
2006	14.03	(0.14)	3.89	3.75	—	—	—	—	17.78	26.73%	140,148	1.41%	1.44%	(0.90)%	128.58%
2005	15.12	(0.09)	(1.00)	(1.09)	—	—	—	—	14.03	(7.21)%	153,215	1.46%	1.46%	(0.64)%	41.95%
2004	11.35	(0.17)	3.94	3.77	—	—	—	—	15.12	33.22%	217,059	1.46%	1.47%	(1.24)%	73.65%
Class A															
2008	$18.11	$(0.10)	$ 0.68	$ 0.58	$—	$—	$—	$ —	$18.69	3.20%	$ 2,002	1.50%	3.31%	(0.51)%	112.65%
2007	17.66	(0.12)	0.57	0.45	—	—	—	—	18.11	2.55%	660	1.50%	2.78%	(0.67)%	157.06%
2006	13.97	(0.17)	3.86	3.69	—	—	—	—	17.66	26.41%	84	1.64%	1.68%	(1.05)%	128.58%
2005	15.10	(0.13)	(1.00)	(1.13)	—	—	—	—	13.97	(7.48)%	52	1.71%	1.71%	(0.88)%	41.95%
2004[††]	13.31	(0.12)	1.91	1.79	—	—	—	—	15.10	13.45%	57	1.70%	1.71%	(1.56)%	73.65%
Class C															
2008	$17.65	$(0.23)	$ 0.65	$ 0.42	$—	$—	$—	$ —	$18.07	2.38%	$ 2,954	2.25%	3.41%	(1.25)%	112.65%
2007	17.34	(0.25)	0.56	0.31	—	—	—	—	17.65	1.79%	226	2.25%	5.00%	(1.45)%	157.06%
2006	13.82	(0.29)	3.81	3.52	—	—	—	—	17.34	25.47%	110	2.41%	2.44%	(1.84)%	128.58%
2005	15.05	(0.24)	(0.99)	(1.23)	—	—	—	—	13.82	(8.17)%	62	2.46%	2.46%	(1.60)%	41.95%
2004[††]	13.31	(0.17)	1.91	1.74	—	—	—	—	15.05	13.07%	57	2.45%	2.46%	(2.31)%	73.65%
Institutional Class															
2008	$18.29	$(0.01)	$ 0.68	$ 0.67	$—	$—	$—	$ —	$18.96	3.66%	$ —	0.95%	3,758.64%	(0.05)%	112.65%
2007[2]	18.33	(0.01)	(0.03)	(0.04)	—	—	—	—	18.29	(0.22)%	—	0.97%	2,564.04%	(0.16)%	157.06%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets[*]	Ratio of Gross Expenses to Average Net Assets[^^^,*]	Ratio of Net Investment Income (Loss) to Average Net Assets[*]	Portfolio Turnover Rate[†]
OLD MUTUAL MID-CAP FUND															
Class Z															
2008	$16.39	$ 0.02	$ (1.34)	$ (1.32)	$ —	$(4.27)	$(4.27)	$ —	$10.80	(11.26)%	$138,161	1.20%	1.41%	0.11%	119.16%
2007	19.46	(0.08)	1.11	1.03	—	(4.10)	(4.10)	—	16.39	7.91%	247,662	1.20%	1.38%	(0.45)%	99.00%
2006	17.97	(0.05)	3.09	3.04	(0.01)	(1.54)	(1.55)	—	19.46	17.52%	403,953	1.32%	1.35%	(0.25)%	81.91%
2005	17.93	(0.03)	1.73	1.70	—	(1.66)	(1.66)	—	17.97	9.59%	455,657	1.33%	1.33%	(0.18)%	116.71%
2004	12.29	(0.07)	5.71	5.64	—	—	—	—	17.93	45.89%	452,530	1.37%	1.38%	(0.47)%	143.80%
Class A															
2008	$16.20	$(0.03)	$ (1.30)	$ (1.33)	$ —	$(4.27)	$(4.27)	$ —	$10.60	(11.49)%	$ 672	1.45%	3.65%	(0.20)%	119.16%
2007	19.32	(0.12)	1.10	0.98	—	(4.10)	(4.10)	—	16.20	7.66%	150	1.45%	3.77%	(0.71)%	99.00%
2006	17.88	(0.09)	3.07	2.98	—	(1.54)	(1.54)	—	19.32	17.23%	199	1.58%	1.60%	(0.49)%	81.91%
2005	17.90	(0.07)	1.71	1.64	—	(1.66)	(1.66)	—	17.88	9.26%	258	1.58%	1.58%	(0.39)%	116.71%
2004[†††]	14.59	(0.08)	3.39	3.31	—	—	—	—	17.90	22.69%	191	1.62%	1.63%	(0.69)%	143.80%
Class C															
2008	$15.63	$(0.13)	$ (1.23)	$ (1.36)	$ —	$(4.27)	$(4.27)	$ —	$10.00	(12.15)%	$ 170	2.20%	12.22%	(0.91)%	119.16%
2007	18.92	(0.24)	1.05	0.81	—	(4.10)	(4.10)	—	15.63	6.82%	337	2.20%	3.76%	(1.44)%	99.00%
2006	17.66	(0.23)	3.03	2.80	—	(1.54)	(1.54)	—	18.92	16.41%	290	2.31%	2.34%	(1.25)%	81.91%
2005	17.82	(0.18)	1.68	1.50	—	(1.66)	(1.66)	—	17.66	8.50%	169	2.33%	2.33%	(1.01)%	116.71%
2004[†††]	14.59	(0.16)	3.39	3.23	—	—	—	—	17.82	22.14%	92	2.37%	2.38%	(1.43)%	143.80%
Institutional Class															
2008	$16.40	$ 0.03	$ (1.34)	$ (1.31)	$ —	$(4.27)	$(4.27)	$ —	$10.82	(11.19)%	$ 11,444	1.00%	1.73%	0.26%	119.16%
2007[2]	16.09	(0.01)	0.32	0.31	—	—	—	—	16.40	1.93%	—	1.03%	2,523.01%	(0.25)%	99.00%
OLD MUTUAL SELECT GROWTH FUND															
Class Z															
2008	$25.56	$(0.20)	$ 0.64	$ 0.44	$ —	$ —	$ —	$ —	$26.00	1.72%	$102,722	1.25%	1.69%	(0.67)%	173.62%
2007	24.63	(0.14)	1.07	0.93	—	—	—	—	25.56	3.78%	118,721	1.25%	1.61%	(0.58)%	201.17%
2006	19.95	(0.20)	4.88	4.68	—	—	—	—	24.63	23.46%	150,145	1.46%	1.51%	(0.93)%	157.84%
2005	20.91	(0.26)	(0.70)	(0.96)	—	—	—	—	19.95	(4.59)%	163,617	1.53%	1.53%	(1.28)%	141.68%
2004	15.71	(0.28)	5.48	5.20	—	—	—	—	20.91	33.10%	231,034	1.52%	1.53%	(1.44)%	179.85%
Class A															
2008	$25.33	$(0.23)	$ 0.61	$ 0.38	$ —	$ —	$ —	$ —	$25.71	1.50%	$ 1,105	1.50%	9.81%	(0.92)%	173.62%
2007	24.47	(0.21)	1.07	0.86	—	—	—	—	25.33	3.51%	133	1.50%	5.23%	(0.88)%	201.17%
2006	19.87	(0.25)	4.85	4.60	—	—	—	—	24.47	23.15%	63	1.71%	1.76%	(1.14)%	157.84%
2005	20.88	(0.31)	(0.70)	(1.01)	—	—	—	—	19.87	(4.84)%	51	1.78%	1.78%	(1.52)%	141.68%
2004[††]	19.43	(0.18)	1.63	1.45	—	—	—	—	20.88	7.46%	54	1.76%	1.77%	(1.68)%	179.85%
Class C															
2008	$24.68	$(0.43)	$ 0.60	$ 0.17	$ —	$ —	$ —	$ —	$24.85	0.69%	$ 680	2.25%	9.00%	(1.67)%	173.62%
2007	24.01	(0.38)	1.05	0.67	—	—	—	—	24.68	2.79%	64	2.25%	8.93%	(1.59)%	201.17%
2006	19.65	(0.41)	4.77	4.36	—	—	—	—	24.01	22.19%	62	2.46%	2.51%	(1.90)%	157.84%
2005	20.80	(0.46)	(0.69)	(1.15)	—	—	—	—	19.65	(5.53)%	51	2.53%	2.53%	(2.27)%	141.68%
2004[††]	19.43	(0.26)	1.63	1.37	—	—	—	—	20.80	7.05%	54	2.51%	2.52%	(2.43)%	179.85%
Institutional Class															
2008	$25.57	$(0.09)	$ 0.57	$ 0.48	$ —	$ —	$ —	$ —	$26.05	1.88%	$ 115	0.95%	128.14%	(0.38)%	173.62%
2007[2]	25.49	(0.03)	0.11	0.08	—	—	—	—	25.57	0.31%	—	0.97%	2,563.60%	(0.49)%	201.17%

FINANCIAL HIGHLIGHTS — continued

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED MARCH 31, (UNLESS OTHERWISE NOTED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate†
OLD MUTUAL SMALL CAP FUND															
Class Z															
2008	$27.90	$ 0.27	$ (2.31)	$ (2.04)	$(0.24)	$—	$(0.24)	$—	$25.62	(7.41)%	$ 33,135	1.25%	1.65%	0.92%	117.94%
2007	25.05	(0.10)	2.95	2.85	—	—	—	—	27.90	11.38%	46,005	1.25%	1.67%	(0.41)%	104.61%
2006	22.16	(0.07)	2.96	2.89	—	—	—	—	25.05	13.04%	49,868	1.44%	1.65%	(0.32)%	116.13%
2005	20.29	(0.20)	2.07	1.87	—	—	—	—	22.16	9.22%	60,556	1.50%	1.61%	(1.01)%	98.18%
2004	13.27	(0.15)	7.17	7.02	—	—	—	—	20.29	52.90%	102,497	1.50%	1.56%	(0.84)%	116.57%
Class A															
2008	$27.67	$ 0.13	$ (2.24)	$ (2.11)	$ —	$—	$ —	$—	$25.56	(7.63)%	$ 293	1.50%	12.21%	0.50%	117.94%
2007	24.90	(0.16)	2.93	2.77	—	—	—	—	27.67	11.12%	166	1.50%	4.65%	(0.64)%	104.61%
2006	22.08	(0.12)	2.94	2.82	—	—	—	—	24.90	12.77%	98	1.68%	1.89%	(0.53)%	116.13%
2005	20.27	(0.25)	2.06	1.81	—	—	—	—	22.08	8.93%	78	1.75%	1.86%	(1.23)%	98.18%
2004††	16.80	(0.11)	3.58	3.47	—	—	—	—	20.27	20.65%	60	1.74%	1.83%	(1.16)%	116.57%
Class C															
2008	$26.94	$(0.09)	$ (2.14)	$ (2.23)	$(0.20)	$—	$(0.20)	$—	$24.51	(8.34)%	$ 220	2.25%	12.90%	(0.32)%	117.94%
2007	24.44	(0.34)	2.84	2.50	—	—	—	—	26.94	10.23%	212	2.25%	5.88%	(1.37)%	104.61%
2006	21.84	(0.29)	2.89	2.60	—	—	—	—	24.44	11.90%	79	2.44%	2.64%	(1.29)%	116.13%
2005	20.19	(0.40)	2.05	1.65	—	—	—	—	21.84	8.17%	71	2.50%	2.61%	(1.98)%	98.18%
2004††	16.80	(0.18)	3.57	3.39	—	—	—	—	20.19	20.18%	60	2.49%	2.58%	(1.91)%	116.57%
Institutional Class															
2008	$27.91	$ 0.25	$ (2.28)	$ (2.03)	$(0.28)	$—	$(0.28)	$—	$25.60	(7.38)%	$ —	1.10%	3,857.33%	0.88%	117.94%
2007[2]	26.66	(0.02)	1.27	1.25	—	—	—	—	27.91	4.69%	—	1.12%	2,504.37%	(0.31)%	104.61%
OLD MUTUAL STRATEGIC SMALL COMPANY FUND															
Class Z															
2008	$13.47	$(0.03)	$ (0.96)	$ (0.99)	$—	$(2.70)	$(2.70)	$—	$ 9.78	(11.00)%	$ 24,156	1.35%	1.74%	(0.19)%	142.78%
2007	17.43	(0.12)	0.33	0.21	—	(4.17)	(4.17)	—	13.47	5.12%	35,712	1.35%	1.63%	(0.84)%	160.24%
2006	14.47	(0.13)	3.09	2.96	—	—	—	—	17.43	20.46%	48,107	1.46%	1.54%	(0.82)%	148.73%
2005	13.68	(0.16)	0.95	0.79	—	—	—	—	14.47	5.77%	51,156	1.50%	1.61%	(1.17)%	80.38%
2004	8.72	(0.14)	5.10	4.96	—	—	—	—	13.68	56.88%	69,838	1.50%	1.60%	(1.14)%	96.80%
Class A															
2008	$13.31	$(0.06)	$ (0.94)	$ (1.00)	$—	$(2.70)	$(2.70)	$—	$ 9.61	(11.22)%	$ 1,261	1.60%	3.03%	(0.49)%	142.78%
2007	17.31	(0.14)	0.31	0.17	—	(4.17)	(4.17)	—	13.31	4.88%	1,296	1.60%	2.13%	(1.08)%	160.24%
2006	14.41	(0.16)	3.06	2.90	—	—	—	—	17.31	20.12%	233	1.70%	1.78%	(1.00)%	148.73%
2005	13.66	(0.19)	0.94	0.75	—	—	—	—	14.41	5.49%	62	1.75%	1.86%	(1.42)%	80.38%
2004†††	11.72	(0.13)	2.07	1.94	—	—	—	—	13.66	16.55%	65	1.75%	1.87%	(1.43)%	96.80%
Class C															
2008	$12.84	$(0.11)	$ (0.92)	$ (1.03)	$—	$(2.70)	$(2.70)	$—	$ 9.11	(11.89)%	$ 33	2.35%	41.41%	(0.89)%	142.78%
2007	16.97	(0.24)	0.28	0.04	—	(4.17)	(4.17)	—	12.84	4.07%	96	2.35%	7.29%	(1.83)%	160.24%
2006	14.23	(0.28)	3.02	2.74	—	—	—	—	16.97	19.26%	81	2.46%	2.54%	(1.81)%	148.73%
2005	13.59	(0.29)	0.93	0.64	—	—	—	—	14.23	4.71%	68	2.50%	2.61%	(2.16)%	80.38%
2004†††	11.72	(0.19)	2.06	1.87	—	—	—	—	13.59	15.96%	58	2.50%	2.62%	(2.18)%	96.80%
Institutional Class															
2008	$13.48	$ —	$ (0.98)	$ (0.98)	$—	$(2.70)	$(2.70)	$—	$ 9.80	(10.92)%	$ —	1.10%	3,635.24%	(0.02)%	142.78%
2007[2]	12.93	(0.03)	0.58	0.55	—	—	—	—	13.48	4.25%	—	1.12%	2,509.06%	(0.69)%	160.24%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets[*]	Ratio of Gross Expenses to Average Net Assets[^^^, *]	Ratio of Net Investment Income (Loss) to Average Net Assets[*]	Portfolio Turnover Rate[†]
OLD MUTUAL TS&W MID-CAP VALUE FUND															
Class A															
2008[5]	$ 10.00	$ 0.01	$ (1.32)	$ (1.31)	$ —	$ —	$ —	$—	$ 8.69	(13.10)%	$ 2,340	1.40%	3.69%	0.17%	66.60%
Class C															
2008[5]	$ 10.00	$(0.04)	$ (1.32)	$ (1.36)	$ —	$ —	$ —	$—	$ 8.64	(13.60)%	$ 1,935	2.15%	3.86%	(0.54)%	66.60%
Institutional Class															
2008[5]	$ 10.00	$ 0.04	$ (1.31)	$ (1.27)	$(0.01)	$ —	$(0.01)	$—	$ 8.72	(12.75)%	$56,426	1.00%	1.10%	0.57%	66.60%
OLD MUTUAL TS&W SMALL CAP VALUE FUND															
Class Z															
2008	$ 26.30	$(0.13)	$ (2.52)	$ (2.65)	$ —	$(3.89)	$(3.89)	$—	$19.76	(11.53)%	$45,862	1.30%	1.49%	(0.51)%	40.37%
2007	28.15	(0.14)	2.48	2.34	—	(4.19)	(4.19)	—	26.30	8.80%	67,029	1.30%	1.45%	(0.53)%	35.43%
2006	25.20	(0.15)	5.57	5.42	—	(2.47)	(2.47)	—	28.15	22.69%	68,271	1.46%	1.47%	(0.56)%	41.45%
2005	20.80	(0.16)	4.97	4.81	—	(0.41)	(0.41)	—	25.20	23.23%	91,746	1.50%	1.54%	(0.68)%	27.69%
2004[^]	16.12	(0.05)	4.89	4.84	—	(0.16)	(0.16)	—	20.80	30.16%	25,553	1.50%	1.73%	(0.42)%	27.33%
Class A															
2008	$ 25.99	$(0.16)	$ (2.51)	$ (2.67)	$ —	$(3.89)	$(3.89)	$—	$19.43	(11.75)%	$ 1,137	1.55%	4.57%	(0.71)%	40.37%
2007	27.93	(0.21)	2.46	2.25	—	(4.19)	(4.19)	—	25.99	8.54%	856	1.55%	2.17%	(0.78)%	35.43%
2006	25.08	(0.21)	5.53	5.32	—	(2.47)	(2.47)	—	27.93	22.39%	975	1.70%	1.71%	(0.81)%	41.45%
2005	20.76	(0.22)	4.95	4.73	—	(0.41)	(0.41)	—	25.08	22.88%	833	1.76%	1.78%	(0.93)%	27.69%
2004[†††]	16.20	(0.08)	4.80	4.72	—	(0.16)	(0.16)	—	20.76	29.26%	198	1.75%	1.99%	(0.68)%	27.33%
Class C															
2008	$ 25.11	$(0.35)	$ (2.37)	$ (2.72)	$ —	$(3.89)	$(3.89)	$—	$18.50	(12.39)%	$ 808	2.30%	4.74%	(1.51)%	40.37%
2007	27.32	(0.40)	2.38	1.98	—	(4.19)	(4.19)	—	25.11	7.71%	982	2.30%	2.79%	(1.54)%	35.43%
2006	24.76	(0.40)	5.43	5.03	—	(2.47)	(2.47)	—	27.32	21.48%	1,139	2.45%	2.47%	(1.56)%	41.45%
2005	20.65	(0.40)	4.92	4.52	—	(0.41)	(0.41)	—	24.76	21.99%	1,016	2.51%	2.52%	(1.69)%	27.69%
2004[†††]	16.20	(0.18)	4.79	4.61	—	(0.16)	(0.16)	—	20.65	28.58%	153	2.50%	2.74%	(1.43)%	27.33%

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets[*]	Ratio of Gross Expenses to Average Net Assets[^^^,*]	Ratio of Net Investment Income (Loss) to Average Net Assets[*]	Portfolio Turnover Rate[†]
OLD MUTUAL BARROW HANLEY CORE BOND FUND															
Institutional Class															
2008[4]	$10.00	$0.17	$ 0.19	$ 0.36	$(0.17)	$ —	$(0.17)	$—	$10.19	3.58%	$47,060	0.70%	0.95%	4.68%	70.77%
OLD MUTUAL CASH RESERVES FUND															
Class Z															
2008	$ 1.00	$0.04	$ —	$ 0.04	$ (0.04)	$ —	$ (0.04)	$—	$ 1.00	4.18%	$37,542	0.73%	0.99%	4.11%	n/a
2007	1.00	0.04	—	0.04	(0.04)	—	(0.04)	—	1.00	4.56%	32,909	0.73%	0.94%	4.47%	n/a
2006	1.00	0.03	—	0.03	(0.03)	—	(0.03)	—	1.00	2.96%	34,503	0.84%	0.85%	2.88%	n/a
2005	1.00	0.01	—	0.01	(0.01)	—	(0.01)	—	1.00	0.91%	41,720	0.82%	0.83%	0.87%	n/a
2004	1.00	—	—	—	—	—	—	—	1.00	0.32%	53,905	0.88%	0.89%	0.32%	n/a
Class A															
2008[7]	$ 1.00	$0.02	$ 0.01	$ 0.03	$ (0.03)	$ —	$ (0.03)	$—	$ 1.00	3.05%	$ 907	0.98%	7.21%	2.99%	n/a
Class C															
2008[7]	$ 1.00	$0.02	$ —	$ 0.02	$ (0.02)	$ —	$ (0.02)	$—	$ 1.00	2.51%	$ 1,689	1.73%	3.59%	2.79%	n/a
Institutional Class															
2008[7]	$ 1.00	$0.03	$ 0.01	$ 0.04	$ (0.04)	$ —	$ (0.04)	$—	$ 1.00	3.54%	$ 1	0.73%	1,509.12%	3.96%	n/a
OLD MUTUAL DWIGHT HIGH YIELD FUND															
Institutional Class															
2008[4]	$10.00	$0.36	$ (0.69)	$ (0.33)	$ (0.38)	$ —	$ (0.38)	$—	$ 9.29	(3.39)%	$ 8,602	0.80%	1.86%	10.90%	10.78%
OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND															
Class Z															
2008	$10.09	$0.50	$ 0.04	$ 0.54	$ (0.46)	$ —	$ (0.46)	$—	$10.17	5.50%	$ 2,721	0.82%	1.79%	4.64%	277.91%
2007	9.97	0.46	0.12	0.58	(0.46)	—	(0.46)	—	10.09	5.99%	7,574	0.85%	1.60%	4.62%	462.98%
2006	10.12	0.39	(0.12)	0.27	(0.40)	(0.02)	(0.42)	—	9.97	2.70%	7,620	0.85%	1.74%	3.88%	435.30%
2005	10.30	0.35	0.03	0.38	(0.36)	(0.20)	(0.56)	—	10.12	3.72%	7,302	0.85%	2.05%	3.38%	350.28%
2004[^^]	10.00	0.23	0.38	0.61	(0.23)	(0.08)	(0.31)	—	10.30	6.19%	6,377	0.85%	2.36%	3.33%	258.83%
Class A															
2008	$10.09	$0.43	$ 0.10	$ 0.53	$ (0.44)	$ —	$ (0.44)	$—	$10.18	5.37%	$ 808	1.04%	4.71%	4.40%	277.91%
2007	9.97	0.44	0.12	0.56	(0.44)	—	(0.44)	—	10.09	5.78%	590	1.10%	3.68%	4.41%	462.98%
2006	10.12	0.37	(0.13)	0.24	(0.37)	(0.02)	(0.39)	—	9.97	2.45%	56	1.10%	2.00%	3.63%	435.30%
2005	10.30	0.32	0.03	0.35	(0.33)	(0.20)	(0.53)	—	10.12	3.46%	55	1.10%	2.30%	3.13%	350.28%
2004[†††]	10.00	0.21	0.38	0.59	(0.21)	(0.08)	(0.29)	—	10.30	6.00%	53	1.10%	2.60%	3.05%	258.83%
Class C															
2008	$10.09	$0.32	$ 0.12	$ 0.44	$ (0.36)	$ —	$ (0.36)	$—	$10.17	4.51%	$ 1,102	1.70%	7.92%	3.74%	277.91%
2007	9.98	0.36	0.11	0.47	(0.36)	—	(0.36)	—	10.09	4.84%	93	1.85%	7.98%	3.63%	462.98%
2006	10.12	0.29	(0.11)	0.18	(0.30)	(0.02)	(0.32)	—	9.98	1.78%	55	1.85%	2.73%	2.90%	435.30%
2005	10.29	0.24	0.05	0.29	(0.26)	(0.20)	(0.46)	—	10.12	2.79%	68	1.85%	3.05%	2.38%	350.28%
2004[†††]	10.00	0.16	0.37	0.53	(0.16)	(0.08)	(0.24)	—	10.29	5.36%	66	1.85%	3.37%	2.37%	258.83%
Institutional Class															
2008	$10.09	$0.43	$ 0.16	$ 0.59	$(0.51)	$ —	$ (0.51)	$—	$10.17	6.04%	$69,653	0.54%	0.58%	4.75%	277.91%
2007[2]	10.10	0.14	—	0.14	(0.15)	—	(0.15)	—	10.09	1.36%	—	0.58%	2,560.19%	5.21%	462.98%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets[*]	Ratio of Gross Expenses to Average Net Assets[^^^,*]	Ratio of Net Investment Income (Loss) to Average Net Assets[*]	Portfolio Turnover Rate[†]
OLD MUTUAL DWIGHT SHORT TERM FIXED INCOME FUND																
Class Z																
2008	$ 9.90	$0.42	$ 0.06	$ 0.48	$(0.40)	$ —	$	$ (0.40)	$—	$ 9.98	4.90%	$ 158,524	0.70%	0.87%	4.15%	188.14%
2007	9.77	0.37	0.12	0.49	(0.36)	—	—	(0.36)	—	9.90	5.14%	187,897	0.70%	0.91%	3.74%	163.81%
2006	9.81	0.30	(0.03)	0.27	(0.31)	—	—	(0.31)	—	9.77	2.74%	254,300	0.74%	0.93%	3.01%	196.42%
2005	10.00	0.21	(0.11)[#]	0.10	(0.25)	(0.04)	—	(0.29)	—	9.81	1.02%[<]	392,118	0.83%	1.17%	2.08%	400.26%
2004	10.00	0.29	0.04	0.33	(0.29)	—	(0.04)	(0.33)	—	10.00	3.38%	1,424,238	1.00%	1.30%	2.87%	257.21%
Class A																
2008	$ 9.90	$0.39	$ 0.08	$ 0.47	$(0.38)	$ —	$	$ (0.38)	$—	$ 9.99	4.80%	$ 1,104	0.95%	2.75%	3.86%	188.14%
2007	9.77	0.34	0.13	0.47	(0.34)	—	—	(0.34)	—	9.90	4.88%	58	0.95%	8.65%	3.50%	163.81%
2006	9.82	0.27	(0.04)	0.23	(0.28)	—	—	(0.28)	—	9.77	2.38%	53	0.99%	1.17%	2.79%	196.42%
2005	10.00	0.21	(0.13)[#]	0.08	(0.22)	(0.04)	—	(0.26)	—	9.82	0.87%[<]	52	1.05%	1.39%	2.12%	400.26%
2004[†††]	10.00	0.17	0.03	0.20	(0.17)	—	(0.03)	(0.20)	—	10.00	1.99%	51	1.25%	1.52%	2.52%	257.21%
Class C																
2008	$ 9.90	$0.30	$(0.11)	$ 0.41	$(0.33)	$ —	$	$ (0.33)	$—	$ 9.98	4.21%	$ 2,589	1.45%	2.73%	3.43%	188.14%
2007	9.77	0.29	0.13	0.42	(0.29)	—	—	(0.29)	—	9.90	4.36%	55	1.45%	9.27%	3.00%	163.81%
2006	9.82	0.23	(0.05)	0.18	(0.23)	—	—	(0.23)	—	9.77	1.87%	52	1.49%	1.67%	2.29%	196.42%
2005	10.00	0.16	(0.13)[#]	0.03	(0.17)	(0.04)	—	(0.21)	—	9.82	0.36%[<]	51	1.55%	1.89%	1.62%	400.26%
2004[†††]	10.00	0.14	0.02	0.16	(0.13)	—	(0.03)	(0.16)	—	10.00	1.65%	51	1.75%	2.02%	2.02%	257.21%
Institutional Class																
2008	$ 9.90	$0.42	$ 0.07	$ 0.49	$(0.42)	$ —	$	$ (0.42)	$—	$ 9.97	5.07%	$ 25	0.55%	566.32%	4.60%	188.14%
2007[2]	9.87	0.12	0.03	0.15	(0.12)	—	—	(0.12)	—	9.90	1.48%	—	0.56%	2,553.82%	4.30%	163.81%

n/a Not Applicable

 * Ratios for periods of less than one year have been annualized.

 † Total returns and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Advisor during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charge.

 †† Class A and Class C shares commenced operations on September 30, 2003.

 ††† Class A and Class C shares commenced operations on July 31, 2003.

 ^ The Old Mutual TS&W Small Cap Value Fund commenced operations on July 25, 2003.

 ^^ The Old Mutual Dwight Intermediate Fixed Income Fund commenced operations on July 31, 2003.

 ^^^ See Note 10.

 ^^^^ In addition to the net realized and unrealized losses on investments as set forth in the Statement of Operations, this amount includes an increase in net asset value per share resulting from the timing of sales and redemptions of shares in relation to fluctuating market values for the Fund's investments.

 # The impact of the payment from affiliate (See Note 2) increased the Realized and Unrealized Gains on Securities by $0.07 per share.

 < A percentage of the total return consists of a payment from the Advisor. Excluding the payment by affiliate the total return would have been 0.30%, 0.15%, and (0.35)% for Class Z, Class A, and Class C, respectively.

1 Per share amounts for the year or period are calculated based on average outstanding shares.

2 Class commenced operations on December 20, 2006.

3 Historically, the Old Mutual Heitman REIT Fund has distributed to its shareholders amounts approximating dividends received from the REITs. A portion of such distributions may include a return of capital.

4 The Old Mutual Advantage Growth Fund, Old Mutual Discover Value Fund, Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Dwight High Yield Fund commenced operations on November 19, 2007.

5 The Old Mutual TS&W Mid-Cap Value Fund commenced operations on June 4, 2007.

6 Impact of payment from affiliate was less than $0.01 per share and 0.01%, respectively.

7 Class A, Class C and Institutional Class shares commenced operations on June 4, 2007.

@ Impact of dividend expense, prior to contractual reimbursement, for Old Mutual Analytic U.S. Long/Short Fund as a ratio of expenses to average net assets:

	Class Z	Class A	Class C	Institutional Class
2008	0.26%	0.27%	0.27%	0.26%
2007	0.16%	0.16%	0.16%	0.13%
2006	0.25%	0.25%	0.25%	n/a
2005	n/a	n/a	n/a	n/a
2004	n/a	n/a	n/a	n/a

Amounts designated as "—" are either $0 or have been rounded to $0.

Notes to Financial Statements

As of March 31, 2008

1. Organization

Old Mutual Funds II (the "Trust"), a Delaware statutory trust incorporated effective July 16, 2001, is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company. During the period covered by this report, the Trust offered the following Funds: the Old Mutual Advantage Growth Fund (the "Advantage Growth Fund"), the Old Mutual Analytic U.S. Long/Short Fund (the "Analytic U.S. Long/Short Fund"), the Old Mutual Barrow Hanley Value Fund (the "Barrow Hanley Value Fund"), the Old Mutual Columbus Circle Technology and Communications Fund (the "Columbus Circle Technology and Communications Fund"), the Old Mutual Developing Growth Fund (the "Developing Growth Fund" and formerly named Old Mutual Emerging Growth Fund), the Old Mutual Discover Value Fund (the "Discover Value Fund"), the Old Mutual Focused Fund (the "Focused Fund"), the Old Mutual Growth Fund (the "Growth Fund"), the Old Mutual Heitman REIT Fund (the "Heitman REIT Fund"), the Old Mutual Large Cap Fund (the "Large Cap Fund"), the Old Mutual Large Cap Growth Fund (the "Large Cap Growth Fund"), the Old Mutual Large Cap Growth Concentrated Fund (the "Large Cap Growth Concentrated Fund"), the Old Mutual Mid-Cap Fund (the "Mid-Cap Fund"), the Old Mutual Select Growth Fund (the "Select Growth Fund"), the Old Mutual Small Cap Fund (the "Small Cap Fund"), the Old Mutual Strategic Small Company Fund (the "Strategic Small Company Fund"), the Old Mutual TS&W Mid-Cap Value Fund (the "TS&W Mid-Cap Value Fund"), the Old Mutual TS&W Small Cap Value Fund (the "TS&W Small Cap Value Fund"), the Old Mutual Barrow Hanley Core Bond Fund (the "Barrow Hanley Core Bond Fund"), the Old Mutual Cash Reserves Fund (the "Cash Reserves Fund"), the Old Mutual Dwight High Yield Fund (the "Dwight High Yield Fund"), the Old Mutual Dwight Intermediate Fixed Income Fund (the "Dwight Intermediate Fixed Income Fund") and the Old Mutual Dwight Short Term Fixed Income Fund (the "Dwight Short Term Fixed Income Fund"), each a "Fund" and, collectively, the "Funds". The TS&W Mid-Cap Value Fund commenced operations on June 4, 2007. The Advantage Growth Fund, Discover Value Fund, Barrow Hanley Core Bond Fund and Dwight High Yield Fund commenced operations on November 19, 2007.

On September 21, 2007, the Advisor Class shares of the following funds were liquidated: Analytic U.S. Long/Short Fund, Barrow Hanley Value Fund, Columbus Circle Technology and Communications Fund, Developing Growth Fund, Focused Fund, Growth Fund, Large Cap Growth Concentrated Fund, Select Growth Fund, Small Cap Fund and Dwight Intermediate Fixed Income Fund. The assets were distributed ratably among the Advisor Class shareholders on that date. On November 27, 2007, the remaining Advisor Class shares of the Large Cap Fund and Strategic Small Company Fund were liquidated.

On September 21, 2007, the Advisor Class shares of the Heitman REIT Fund, Large Cap Growth Fund and Dwight Short Term Fixed Income Fund were reclassified as Class A shares of the same Fund. As a result, each outstanding Advisor Class share received Class A shares of the same Fund with an aggregate net asset value equal to the aggregate net asset value of the Advisor Class shares so reclassified. Certain Advisor Class shareholders of the Mid-Cap Fund were reclassified as Class A shares on September 21, 2007 and the remaining assets were liquidated on November 27, 2007.

On December 11, 2007, Class R shares of the following funds were liquidated: Analytic U.S. Long/Short Fund, Barrow Hanley Value Fund, Columbus Circle Technology and Communications Fund, Developing Growth Fund, Focused Fund, Growth Fund, Heitman REIT Fund, Large Cap Fund, Large Cap Growth Fund, Large Cap Growth Concentrated Fund, Mid-Cap Fund, Select Growth Fund, Small Cap Fund, Strategic Small Company Fund, TS&W Mid-Cap Value Fund, Cash Reserves Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund. The assets were distributed ratably among the Class R shareholders on that date.

Shareholders may purchase shares of the Funds (except the Advantage Growth Fund, Barrow Hanley Core Bond Fund, Discover Value Fund, Dwight High Yield Fund, TS&W Small Cap Value Fund and TS&W Mid-Cap Value Fund) through four separate classes, Class Z, Class A, Class C and Institutional Class shares. Shareholders may purchase Institutional Class shares of the Advantage Growth Fund, Barrow Hanley Core Bond Fund, Discover Value Fund and Dwight High Yield Fund. Shareholders may purchase Class Z, Class A and Class C shares of the TS&W Small Cap Value Fund and Class A, Class C and Institutional Class shares of the TS&W Mid-Cap Value Fund. All classes have equal voting rights as to earnings, assets and voting privileges, except that each class may have different distribution costs, dividends, registration costs, transfer agency costs and each class has exclusive voting rights with respect to its distribution plan and service plan, as applicable. Except for these differences, each class share of each Fund represents an equal proportionate interest in that Fund. Each Fund is classified as a diversified management investment company, with the exception of the Barrow Hanley Value Fund, Columbus Circle Technology and Communications Fund, Focused Fund, Large Cap Growth Concentrated Fund and Cash Reserves Fund, which are classified as non-diversified management investment companies. The Funds' prospectuses provide a description of each Fund's investment objective, policies and investment strategies.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Security Valuation — Investment securities of the Funds, including securities sold short, that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m. Eastern Time) each day that the NYSE is open (the "Valuation Time") or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with the Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee"). Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to fair valued securities for purposes of calculating a Fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over the counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere are valued at the last quoted sales price from the principal market in which they are traded before the valuation time and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued in accordance with the Fair Value Procedures established by the Board.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Fund's investment advisor, Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Advisor") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Funds calculate the NAVs.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income and dividend expense on securities sold short is recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared and paid annually, if available, with the exception of the Barrow Hanley Value Fund, Heitman REIT Fund, Barrow Hanley Core Bond Fund, Cash Reserves Fund, Dwight High Yield Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund. Dividends from net investment income for the Barrow Hanley Value Fund are declared and paid on a semi-annual basis. Dividends from net investment income for the Heitman REIT Fund are declared and paid on a quarterly basis. Dividends from net investment income for the Barrow Hanley Core Bond Fund, Cash Reserves Fund, Dwight High Yield Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund are declared daily and paid monthly. Distributions to shareholders are recognized on the ex-dividend date. Distributions from net realized capital gains for each Fund are generally made to shareholders annually, if available.

Foreign Withholding Taxes — The Funds may be subject to taxes imposed by countries in which they invest with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Funds accrue such taxes when the related income is earned.

Investments in Real Estate Investment Trusts ("REIT") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third-party custodian bank until the respective agreements are repurchased. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral, including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Fund may be delayed or limited.

TBA Purchase Commitments — The Funds (except the Cash Reserves Fund) may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBA purchase commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in the value of each Fund's other assets. Unsettled TBA purchase commitments are valued at the current market value of the underlying securities, according to the procedures described under "Security Valuation" above.

Mortgage Dollar Rolls — The Funds (except the Cash Reserves Fund) may enter into mortgage dollar rolls (principally using TBAs) in which a Fund sells mortgage securities for delivery in the current month and simultaneously contracts to repurchase substantially similar securities at an agreed-upon price on a fixed date. Each Fund accounts for such dollar rolls under the purchases and sales method and receives compensation as consideration for entering into the commitment to repurchase. Each Fund must maintain liquid securities having a value not less than the repurchase price (including accrued interest) for such dollar rolls. The market value of the securities that each Fund is required to purchase may decline below the agreed upon repurchase price of those securities.

The counterparty receives all principal and interest payments, including prepayments, made on behalf of a security subject to such a contract while it is the holder. Mortgage dollar rolls may be renewed with a new purchase and repurchase price and a cash settlement made on settlement date without physical delivery of the securities subject to the contract.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Funds report gains and losses on foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income or loss for federal income tax purposes.

Futures Contracts — The Funds may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Funds will deposit an amount of cash or other liquid assets equal to the cost of such futures contract (less any related margin deposits) with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Funds each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Funds record a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Fund's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Funds could lose more than the original margin deposit required to initiate the futures transaction.

Options — The Funds may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Funds intend to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Funds write or purchase an option, an amount equal to the premium received or paid by the Funds is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Funds on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Funds have realized a gain or a loss on investment transactions. The Funds, as writers of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option.

Short Sales —The Funds (except the Dwight Intermediate Fixed Income Fund) may engage in short sales that are "uncovered". Uncovered short sales are transactions under which a Fund sells a security it does not own. To complete such a transaction, the Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing the security at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay the lender amounts equal to dividend or interest that accrue during the period of the loan which is recorded as an expense on the Statement of Operations. To borrow the security, the Fund also may be required to pay a premium, which would decrease proceeds of the security sold. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out. A gain, limited to the price at which the Fund sells the security short, or a loss, potentially unlimited in size, will be recognized upon the closing of a short sale.

Until a Fund closes its short position or replaces the borrowed security, it will: (a) maintain a segregated account containing cash or liquid securities at such a level that the amount deposited in the account plus the amount deposited with the broker as collateral will equal the current value of the security sold short or (b) otherwise cover the Fund's short positions. The segregated assets are marked to market daily.

Offering Costs — All offering costs incurred with the start up of the Funds are being amortized on a straight line basis over a period of twelve months from commencement of operations. As of March 31, 2008, the Advantage Growth Fund, Barrow Hanley Core Bond Fund, Discover Value Fund and Dwight High Yield Fund have accrued offering costs of approximately $4(000), $4(000), $5(000) and $4(000), respectively. As of March 31, 2008, the TS&W Mid-Cap Value Fund has $13(000) that remains to be amortized.

Collateralized Mortgage Obligations (CMOs) — CMOs are hybrids between mortgage-backed bonds and mortgage pass-through securities. Similar to a bond, CMOs usually pay interest monthly and have a more focused range of principal payment dates than pass-through securities. While CMOs may be collateralized by whole mortgage loans, CMOs are more typically collateralized by mortgage-backed securities guaranteed by Government National Mortgage Association, Federal Home Loan Mortgage Corporation, or Federal National Mortgage Association and their income streams.

A Real Estate Mortgage Investment Conduit (REMIC) is a CMO that qualifies for special tax treatment under the Internal Revenue Code of 1986, as amended, and invests in certain mortgages primarily secured by interests in real property and other permitted investments.

CMOs are structured into multiple classes, each bearing a different stated maturity. Each class of CMO or REMIC certificate, often referred to as a "tranche," is issued at a specific interest rate and must be fully retired by its final distribution date. Generally, all classes of CMOs or REMIC certificates pay or accrue interest monthly. Investing in the lowest tranche of CMOs and REMIC certificates involves risks similar to those associated with investing in equity securities. CMOs are often highly sensitive to changes in interest rates and any resulting change in the rate at which homeowners sell their properties, refinance, or otherwise pre-pay their loans. Investors in these securities may not only be subject to this prepayment risk, but also may be exposed to significant market and liquidity risks. Investors in privately backed CMOs may be exposed to significant credit risk resulting from delinquencies or defaults in the loans backing the mortgage pool.

Stripped Mortgage-Backed Securities — Stripped mortgage-backed securities are derivative multiple-class mortgage-backed securities. Stripped mortgage-backed securities usually have two classes that receive different proportions of interest and principal distributions on a pool of mortgage assets. Typically, one class will receive some of the interest and most of the principal, while the other class will receive most of the interest and the remaining principal. In extreme cases, one class will receive all of the interest ("interest only" or "IO" class) while the other class will receive the entire principal ("principal only" or "PO" class). The cash flow and yields on IOs and POs are extremely sensitive to the rate of principal payments (including prepayments) on the underlying mortgage loans or mortgage-backed securities. A rapid rate of principal payments may adversely affect the yield to maturity of IOs. Slower than anticipated prepayments of principal may adversely affect the yield to maturity of a PO. The yields and market risk of interest only and principal only stripped mortgage-backed securities, respectively, may be more volatile than those of other fixed income securities, including traditional mortgage-backed securities.

Wrapper Agreements — Prior to August 9, 2004, the PBHG IRA Capital Preservation Fund ("IRA Capital Preservation Fund") (which changed its investment objective and name effective October 19, 2004 to the Dwight Short Term Fixed Income Fund) entered into wrapper agreements with insurance companies, banks or other financial institutions.

On August 6, 2004, the Board determined to seek shareholder approval to change the investment objective of the IRA Capital Preservation Fund into a fund with a variable net asset value per share which seeks to provide high income while managing its portfolio in a manner consistent with maintaining a relatively high degree of stability of shareholders' capital. This investment objective is sought by investing mainly in high quality bonds with short average remaining maturities. Shareholder approval of the change in investment objective was received on October 1, 2004.

On August 9, 2004, the wrapper agreements were terminated by the IRA Capital Preservation Fund. The IRA Capital Preservation Fund received a simultaneous contribution of cash in the amount of $7,419,588 from Liberty Ridge Capital, Inc. ("Liberty Ridge"), the Fund's previous advisor. The cash was contributed to offset the IRA Capital Preservation Fund's obligations under the wrapper agreements to the issuers of the wrapper agreements, and to assist the IRA Capital Preservation Fund in maintaining its net asset value per share for each class of shares at $10.00. During the period August 10, 2004 through October 18, 2004 ("Interim Period"), the IRA Capital Preservation Fund sought to continue to provide a stable net asset value of $10.00 per share by investing in short-term fixed income instruments with less than 60 days to maturity. As a result, the dividend yield during the Interim Period was less than dividend yields during the first seven months of 2004. During the Interim Period, Liberty Ridge undertook to waive the entire amount of its investment advisory fee. After the end of this Interim Period, the Dwight Short Term Fixed Income Fund began investing in fixed income instruments with greater than 60 days to maturity.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other non-class specific expenses and realized and unrealized gains and losses of a Fund are allocated to the respective share class on the basis of the relative net assets each day.

Notes to Financial Statements — continued

As of March 31, 2008

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent fees shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

Each Fund (except the Cash Reserves Fund) will impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemption by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption/exchange fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the fee for the benefit of the remaining shareholders by crediting Paid-in Capital. For a discussion of the limited exemptions to the redemption/exchange fee, please see the Funds' prospectuses. For the year ended March 31, 2008, there were no material redemption fees collected by the Funds.

3. Investment Advisory Fees, Administrative Fees and Other Transactions with Affiliates

Investment Advisor — Old Mutual Capital serves as the investment advisor and administrator to each Fund. Old Mutual Capital is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings, Inc. ("OMUSH"), which is a direct wholly owned subsidiary of OM Group (UK) Limited, which is a direct wholly owned subsidiary of Old Mutual plc, a London-Exchange listed international financial services firm. The Funds and the Advisor are parties to management agreements (the "Management Agreements"), under which the Advisor is obligated to provide advisory and administrative services to the Trust. Prior to January 1, 2006, advisory services were provided by Liberty Ridge and administrative services were provided by Old Mutual Fund Services to all Funds then in existence. In exchange for providing these services, Old Mutual Capital is entitled to receive a management fee ("Management Fee"), calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund. The Advisor has agreed to fee breakpoints for each Fund as set forth in the tables below:

	Management Fee Breakpoint Asset Thresholds						
Fund	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Analytic U.S. Long/Short Fund	0.80%	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%
Columbus Circle Technology and Communications Fund	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%
Developing Growth Fund	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%
Focused Fund	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%
Growth Fund	0.825%	0.775%	0.725%	0.675%	0.625%	0.575%	0.525%
Heitman REIT Fund	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%
Large Cap Fund	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%
Large Cap Growth Fund	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%	0.55%
Large Cap Growth Concentrated Fund	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%
Mid-Cap Fund	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%
Select Growth Fund	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%
Small Cap Fund	1.00%	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%
Strategic Small Company Fund	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%
TS&W Small Cap Value Fund	1.10%	1.05%	1.00%	0.95%	0.90%	0.85%	0.80%
Cash Reserves Fund	0.40%	0.375%	0.35%	0.325%	0.30%	0.275%	0.25%
Dwight Intermediate Fixed Income Fund	0.45%	0.425%	0.40%	0.375%	0.35%	0.325%	0.30%
Dwight Short Term Fixed Income Fund	0.45%	0.425%	0.40%	0.375%	0.35%	0.325%	0.30%

	Management Fee Breakpoint Asset Thresholds		
	$0 to less than $500 million	$500 million to less than $1.0 billion	$1.0 billion or greater
Advantage Growth Fund	0.85%	0.825%	0.80%
Barrow Hanley Core Bond Fund	0.60%	0.575%	0.55%
Discover Value Fund	1.10%	1.075%	1.05%
Dwight High Yield Fund	0.70%	0.675%	0.65%
TS&W Mid-Cap Value Fund	0.95%	0.90%	0.85%

	Management Fee Breakpoint Asset Thresholds			
	$0 to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Barrow Hanley Value Fund	0.85%	0.80%	0.75%	0.70%

Expense Limitation Agreements — In the interests of limiting expenses of the Funds, the Advisor entered into expense limitation agreements ("Expense Limitation Agreements") with respect to the Funds pursuant to which the Advisor contractually agreed to separately waive class level expenses and fund level expenses through March 31, 2009 to the extent necessary to limit the total annual operating expenses to a specified percentage of the Funds' average daily net assets. With respect to the Analytic U.S. Long/Short Fund, the Advisor also agreed to assume dividend expenses on short sales to the extent those expenses exceeded 0.10% of the Fund's average daily net assets through June 30, 2007. The expense limitations are as follows:

	Class Expense Limit	Fund Expense Limit	Total Expense Limit		Class Expense Limit	Fund Expense Limit	Total Expense Limit
Analytic U.S. Long/Short Fund				Growth Fund			
Class Z	0.20%	0.90%	1.10%	Class Z	0.225%	0.875%	1.10%
Class A	0.45%	0.90%	1.35%	Class A	0.475%	0.875%	1.35%
Class C	1.20%	0.90%	2.10%	Class C	1.225%	0.875%	2.10%
Institutional Class	0.00%	0.90%	0.90%	Institutional Class	0.075%	0.875%	0.95%
Barrow Hanley Value Fund				Heitman REIT Fund			
Class Z	0.20%	0.90%	1.10%	Class Z	0.30%	0.95%	1.25%
Class A	0.45%	0.90%	1.35%	Class A	0.55%	0.95%	1.50%
Class C	1.20%	0.90%	2.10%	Class C	1.30%	0.95%	2.25%
Institutional Class	0.00%	0.90%	0.90%	Institutional Class	0.00%	0.95%	0.95%
Columbus Circle Technology and Communications Fund				Large Cap Fund			
Class Z	0.40%	1.05%	1.45%	Class Z	0.34%	0.81%	1.15%
Class A	0.65%	1.05%	1.70%	Class A	0.59%	0.81%	1.40%
Class C	1.40%	1.05%	2.45%	Class C	1.34%	0.81%	2.15%
Institutional Class	0.15%	1.05%	1.20%	Institutional Class	0.04%	0.81%	0.85%
Developing Growth Fund				Large Cap Growth Fund			
Class Z	0.28%	1.02%	1.30%	Class Z	0.33%	0.92%	1.25%
Class A	0.53%	1.02%	1.55%	Class A	0.58%	0.92%	1.50%
Class C	1.28%	1.02%	2.30%	Class C	1.33%	0.92%	2.25%
Institutional Class	0.03%	1.02%	1.05%	Institutional Class	0.03%	0.92%	0.95%
Focused Fund				Large Cap Growth Concentrated Fund			
Class Z	0.35%	0.80%	1.15%	Class Z	0.30%	0.95%	1.25%
Class A	0.60%	0.80%	1.40%	Class A	0.55%	0.95%	1.50%
Class C	1.35%	0.80%	2.15%	Class C	1.30%	0.95%	2.25%
Institutional Class	0.00%	0.80%	0.80%	Institutional Class	0.00%	0.95%	0.95%

	Class Expense Limit	Fund Expense Limit	Total Expense Limit
Mid-Cap Fund			
Class Z	0.20%	1.00%	1.20%
Class A	0.45%	1.00%	1.45%
Class C	1.20%	1.00%	2.20%
Institutional Class	0.00%	1.00%	1.00%
Select Growth Fund			
Class Z	0.30%	0.95%	1.25%
Class A	0.55%	0.95%	1.50%
Class C	1.30%	0.95%	2.25%
Institutional Class	0.00%	0.95%	0.95%
Small Cap Fund			
Class Z	0.15%	1.10%	1.25%
Class A	0.40%	1.10%	1.50%
Class C	1.15%	1.10%	2.25%
Institutional Class	0.00%	1.10%	1.10%
Strategic Small Company Fund			
Class Z	0.25%	1.10%	1.35%
Class A	0.50%	1.10%	1.60%
Class C	1.25%	1.10%	2.35%
Institutional Class	0.00%	1.10%	1.10%
TS&W Mid-Cap Value Fund*			
Class A	0.40%	1.00%	1.40%
Class C	1.15%	1.00%	2.15%
Institutional Class	0.00%	1.00%	1.00%

	Class Expense Limit	Fund Expense Limit	Total Expense Limit
TS&W Small Cap Value Fund			
Class Z	0.15%	1.15%	1.30%
Class A	0.40%	1.15%	1.55%
Class C	1.15%	1.15%	2.30%
Cash Reserves Fund			
Class Z	0.28%	0.45%	0.73%
Class A**	0.53%	0.45%	0.98%
Class C**	1.28%	0.45%	1.73%
Institutional Class**	0.28%	0.45%	0.73%
Dwight Intermediate Fixed Income Fund***			
Class Z	0.08%	0.50%	0.58%
Class A	0.33%	0.50%	0.83%
Class C	1.08%	0.50%	1.58%
Institutional Class	0.00%	0.50%	0.50%
Dwight Short Term Fixed Income Fund			
Class Z	0.17%	0.53%	0.70%
Class A	0.42%	0.53%	0.95%
Class C	0.92%	0.53%	1.45%
Institutional Class	0.02%	0.53%	0.55%

* The TS&W Mid-Cap Value Fund commenced operations on June 4, 2007.

** Class commenced operations on June 4, 2007.

*** Prior to January 23, 2008 the Fund Expense Limit for the Dwight Intermediate Fixed Income Fund was 0.60% and the Class Expense Limit was 0.25%, 0.50%, 1.25% and 0.00% for Class Z, Class A, Class C and Institutional Class shares, respectively. The current expense limitations for the Dwight Intermediate Fixed Income Fund are effective through March 31, 2009.

	Total Institutional Class Expense Limit
Advantage Growth Fund*	1.00%
Barrow Hanley Core Bond Fund*	0.70%
Discover Value Fund*	1.17%
Dwight High Yield Fund*	0.80%

* Fund commenced operations on November 19, 2007.

The Advisor may seek reimbursement for Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreements during the previous three fiscal years in which the Management Fees were waived or other expenses paid. Reimbursement by a Fund of the Management Fees waived and other expenses paid by the Advisor pursuant to the Expense Limitation Agreements may be made when a Fund has reached a sufficient asset size to permit reimbursement to be made without causing the total annual operating expense ratio of each Fund to exceed the total operating expense percentage described above. With respect to all Funds (except the Advantage Growth Fund, Barrow Hanley Core Bond Fund, Discover Value Fund, Dwight High Yield Fund and TS&W Mid-Cap Value Fund), no reimbursement by a Fund will be made through December 31, 2008, unless: (i) the Fund's assets exceed $75 million; (ii) the Fund's total operating annual expense ratio is less than the specified percentage of the Fund's average daily net assets, and (iii) the payment of such reimbursement was approved by the Board. Old Mutual Capital and Liberty Ridge agreed not to seek reimbursement of fees waived or limited or other expenses paid by Liberty Ridge prior to January 1, 2006. As of March 31, 2008, the Advisor may seek reimbursement of previously waived and reimbursed fees as follows (000):

Fund	Expires March 31, 2009	Expires March 31, 2010	Expires March 31, 2011	Total
Advantage Growth Fund	$ —	$ —	$ 57	$ 57
Analytic U.S. Long/Short Fund	—	138	611	749
Barrow Hanley Value Fund	—	681	379	1,060
Columbus Circle Technology and Communications Fund	50	694	707	1,451
Developing Growth Fund	28	440	590	1,058
Discover Value Fund	—	—	29	29
Focused Fund*	13	81	135	229
Growth Fund	79	1,288	1,351	2,718
Heitman REIT Fund	—	62	234	220
Large Cap Fund*	6	114	238	358
Large Cap Growth Fund*	15	187	326	528
Large Cap Growth Concentrated Fund	35	321	534	890
Mid-Cap Fund	105	571	505	1,181
Select Growth Fund	67	467	593	1,127
Small Cap Fund*	43	202	238	483
Strategic Small Company Fund*	23	131	198	352
TS&W Mid-Cap Value Fund	—	—	70	70
TS&W Small Cap Value Fund*	10	105	150	265
Barrow Hanley Core Bond Fund	—	—	40	40
Cash Reserves Fund*	3	67	129	199
Dwight High Yield Fund	—	—	25	25
Dwight Intermediate Fixed Income Fund*	16	74	130	220
Dwight Short Term Fixed Income Fund	56	482	363	901

Amounts designated as "—" are either $0 or have been rounded to $0.

* As of March 31, 2008, the Fund's assets do not exceed $75 million.

During the year ended March 31, 2008, the Advisor was reimbursed approximately $13,000 and $57,000 by the Analytic U.S. Long/Short Fund and Heitman REIT Fund, respectively, for previously waived fees.

Notes to Financial Statements — continued

Sub-Advisory Agreements — The following sub-advisors (the "Sub-Advisors") provide sub-advisory services or co-sub-advisory services to the Funds pursuant to sub-advisory agreements (the "Sub-Advisory Agreements") between the Trust, the Advisor and each Sub-Advisor:

Analytic Investors, LLC — The Trust, on behalf of the Analytic U.S. Long/Short Fund and Discover Value Fund, and the Advisor entered into sub-advisory agreements with Analytic Investors, LLC ("Analytic"). Analytic is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Ashfield Capital Partners, LLC — The Trust, on behalf of the Advantage Growth Fund, Developing Growth Fund, Large Cap Growth Fund, Large Cap Growth Concentrated Fund and Select Growth Fund, and the Advisor entered into sub-advisory agreements with Ashfield Capital Partners, LLC ("Ashfield"). Ashfield is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Barrow, Hanley, Mewhinney & Strauss, Inc. — The Trust, on behalf of the Barrow Hanley Core Bond Fund, Barrow Hanley Value Fund and Discover Value Fund, and the Advisor entered into sub-advisory agreements with Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley"). Barrow Hanley is an indirect wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Columbus Circle Investors — The Trust, on behalf of the Columbus Circle Technology and Communications Fund, and the Advisor entered into a sub-advisory agreement with Columbus Circle Investors ("Columbus Circle").

Copper Rock Capital Partners, LLC — The Trust, on behalf of the Developing Growth Fund and Strategic Small Company Fund, and the Advisor entered into a sub-advisory agreement with Copper Rock Capital Partners, LLC ("Copper Rock"). Copper Rock is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Dwight Asset Management Company LLC — The Trust, on behalf of the Dwight High Yield Fund, Dwight Intermediate Fixed Income Fund and Dwight Short Term Fixed Income Fund, and the Advisor entered into sub-advisory agreements with Dwight Asset Management Company LLC ("Dwight"). Dwight is an indirect wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Eagle Asset Management, Inc. — The Trust, on behalf of the Small Cap Fund and Strategic Small Company Fund, and the Advisor entered into a sub-advisory agreement with Eagle Asset Management, Inc. ("Eagle").

Heitman Real Estate Securities LLC — The Trust, on behalf of the Heitman REIT Fund, and the Advisor entered into a sub-advisory agreement with Heitman Real Estate Securities LLC ("Heitman"). Heitman is owned 50% by Heitman senior executives and 50% by Old Mutual (HFL) Inc., a wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Liberty Ridge Capital, Inc. — The Trust, on behalf of the Focused Fund, Large Cap Fund, Mid-Cap Fund, Small Cap Fund and Strategic Small Company Fund, and the Advisor entered into a sub-advisory agreement with Liberty Ridge. Liberty Ridge is a wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Munder Capital Management — The Trust, on behalf of the Growth Fund, and the Advisor entered into a sub-advisory agreement with Munder Capital Management ("Munder").

Provident Investment Counsel, Inc. — The Trust, on behalf of the Advantage Growth Fund, and the Advisor entered into a sub-advisory agreement with Provident Investment Counsel, Inc. ("Provident"). Provident is a wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Thomson Horstmann & Bryant, Inc. — The Trust, on behalf of the Discover Value Fund, and the Advisor entered into a sub-advisory agreement with Thomson Horstmann & Bryant, Inc. ("THB"). THB is a wholly owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Thompson Siegel & Walmsley, LLC — The Trust, on behalf of the TS&W Small Cap Value Fund and TS&W Mid-Cap Value Fund, and the Advisor entered into sub-advisory agreements with Thompson Siegel & Walmsley, LLC ("TS&W"). TS&W is a majority owned subsidiary of OMUSH and an affiliate of Old Mutual Capital.

Turner Investment Partners, LLC — The Trust, on behalf of the Growth Fund, Large Cap Growth Fund, Large Cap Growth Concentrated Fund and Select Growth Fund, and the Advisor entered into a sub-advisory agreement with Turner Investment Partners, LLC ("Turner").

Wellington Management Company, LLP — The Trust, on behalf of the Cash Reserves Fund, and the Advisor entered into a sub-advisory agreement with Wellington Management Company, LLP ("Wellington").

For the services provided and expenses incurred pursuant to the Sub-Advisory Agreements, the Sub-Advisors are entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of each portion of the Funds managed less 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Advisor (with the exception of the Discover Value Fund, Growth Fund, Cash Reserves Fund and Dwight Intermediate Fixed Income Fund). The fees are calculated as follows:

Fund	Sub-Advisory Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Analytic U.S. Long/Short Fund	0.45%	0.40%	0.35%	0.30%	0.25%	0.20%	0.15%
Columbus Circle Technology and Communications Fund	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%
Developing Growth Fund	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%
Focused Fund	0.40%	0.35%	0.30%	0.25%	0.20%	0.15%	0.10%
Heitman REIT Fund	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%
Large Cap Fund	0.40%	0.35%	0.30%	0.25%	0.20%	0.15%	0.10%
Large Cap Growth Fund	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%	0.20%
Large Cap Growth Concentrated Fund	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%
Mid-Cap Fund	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%
Select Growth Fund	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%
Small Cap Fund	0.65%	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%
Strategic Small Company Fund	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%
TS&W Small Cap Value Fund	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%
Dwight Short Term Fixed Income Fund	0.20%	0.175%	0.15%	0.125%	0.10%	0.075%	0.05%

	Sub-Advisory Fee Breakpoint Asset Thresholds			
	$0 to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Barrow Hanley Value Fund	0.50%	0.45%	0.40%	0.35%

	Sub-Advisory Fee Breakpoint Asset Thresholds		
	$0 to less than $500 million	$500 million to less than $1.0 billion	$1.0 billion or greater
Advantage Growth Fund	0.40%	0.388%	0.376%
TS&W Mid-Cap Value Fund	0.50%	0.47%	0.45%
Barrow Hanley Core Bond Fund	0.25%	0.24%	0.229%
Dwight High Yield Fund	0.35%	0.338%	0.325%

	Sub-Advisory Fees without Breakpoints
Discover Value Fund	0.65%
Growth Fund	0.475%
Cash Reserves Fund	0.10%*
Dwight Intermediate Fixed Income Fund	0.15%**

* There is a minimum annual fee of $50,000 on the Cash Reserves Fund.

** Prior to January 23, 2008, the Dwight Intermediate Fixed Income Fund's sub-advisory fee was 0.20% (subject to breakpoints and waiver sharing between the Advisor and Sub-Advisor).

From time to time, the Advisor may recommend the appointment of additional or replacement sub-advisors to the Board. The Trust and the Advisor have received exemptive relief from the Securities and Exchange Commission ("SEC") that permits the Trust to employ a "manager of managers" structure. Under this structure, the Advisor, with the approval of the Board may hire, terminate or replace unaffiliated sub-advisors without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisors with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, the Advisor has the ultimate responsibility to oversee the sub-advisors and recommend their hiring, termination and replacement. The following funds intend to rely on the exemptive order and operate in the manner described above: Cash Reserves Fund, Columbus Circle Technology and Communications Fund, Growth Fund, Large Cap Growth Concentrated Fund, Large Cap Growth Fund, Select Growth Fund, Small Cap Fund and Strategic Small Company Fund. Shareholders will be notified of any changes in unaffiliated sub-advisors. Shareholders of a Fund have the right to terminate a sub-advisory agreement with an unaffiliated sub-advisor for a Fund at any time by a vote of the majority of the outstanding voting securities of such Fund. The SEC exemptive order also permits the Funds to disclose to shareholders the aggregate fees paid to Old Mutual Capital and unaffiliated sub-advisor(s) by each Fund.

Sub-Administrator — Old Mutual Capital and The Bank of New York (the "Sub-Administrator") entered into a sub-administration and accounting agreement (the "Sub-Administration Agreement") on November 1, 2007, pursuant to which the Sub-Administrator assists Old Mutual Capital in connection with the administration and business affairs of the Trust. The Sub-Administration Agreement became effective November 5, 2007 for the Advantage Growth Fund, Analytic U.S. Long/Short Fund, Barrow Hanley Value Fund, Developing Growth Fund, Discover Value Fund, Heitman REIT Fund, Focused Fund, Mid-Cap Fund, TS&W Mid-Cap Value Fund, Barrow Hanley Core Bond Fund, Dwight High Yield Fund and Dwight Intermediate Fixed Income Fund. The Sub-Administration Agreement became effective on December 10, 2007 for the Columbus Circle Technology and Communications Fund, Growth Fund, Large Cap Fund, Large Cap Growth Fund, Large Cap Growth Concentrated Fund, Select Growth Fund, Small Cap Fund, Strategic Small Company Fund, TS&W Small Cap Value Fund, Cash Reserves Fund and Dwight Short Term Fixed Income Fund. Under the Sub-Administration Agreement, Old Mutual Capital pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust, Old Mutual Funds I, Old Mutual Funds III and Old Mutual Insurance Series Fund (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. For funds within the Old Mutual Complex that are managed as a "fund of funds," these fees apply only at the underlying fund level. In addition, the Advisor and Old Mutual Fund Services (administrator to Old Mutual Funds I and Old Mutual Funds III) pay the Sub-Administrator the following annual fees: (1) $35,000 for each fund managed as a "fund of funds"; and (2) $3,000 per class in excess of three classes for each fund in the Old Mutual Complex. Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Advisor or any third party for special, indirect or consequential damages.

Prior to the effective dates discussed in the preceding paragraph, SEI Investments Global Funds Services ("SEI") served as the sub-administrator to the Funds (the "Former Sub-Administrator") pursuant to a sub-administrative services agreement (the "SEI Sub-Administrative Agreement") between SEI and Old Mutual Capital. Under the SEI Sub-Administrative Agreement, the Advisor paid the Former Sub-Administrator fees at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Old Mutual Complex of: (i) 0.0165% of the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.010% of the excess over $20 billion and (B) a fee based on the aggregate number of Funds of the Old Mutual Complex calculated at the sum of between $50,000 and $60,000 per Fund, depending on the total number of funds. The SEI Sub-Administrative Agreement provided that the Former Sub-Administrator would not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the SEI Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Former Sub-Administrator in the performance of its duties.

Distributor — The Trust entered into a distribution agreement (the "Distribution Agreement") with Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor. The Distributor receives no compensation under the Distribution Agreement for serving in such capacity. The Trust has adopted, on behalf of Class A shares and Class R Shares of each Fund, separate distribution plans pursuant to Rule 12b-1 under the 1940 Act, which provide for payment of a distribution fee of up to 0.25% of the daily net assets of Class A and Class R shares. Currently, the Trust is not paying a distribution fee on Class A shares. The Trust has also adopted, on behalf of Class C shares of each Fund, a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act, which provides for payment of a distribution fee of up to 0.75% of the average daily net assets of Class C shares. Currently, the Dwight Short Term Fixed Income Fund charges a distribution fee of 0.50% of the average daily net assets of the Class C Shares. The Trust has also adopted a Service Plan on behalf of Class A shares and Class C shares of each Fund and separate Service Plans pursuant to Rule 12b-1 under the 1940 Act on behalf of Advisor Class and Class R shares of each Fund, all of which provide for payment of a service fee of up to 0.25% of the average daily net assets of each Class. Distribution fees are paid to the Distributor for the sale and distribution of shares and service fees are paid to the Distributor, brokers, dealers and/or other financial intermediaries for providing or arranging for others to provide personal services to shareholders and/or the maintenance of shareholder accounts.

Of the service and distribution fees the Distributor received for the year ended March 31, 2008, it retained the following (000):

Fund	Service Fees				Distribution Fees	
	Advisor	Class A	Class C	Class R	Class C	Class R
Analytic US Long/Short Fund	$—	$—	$9	$—	$28	$—
Barrow Hanley Value Fund	—	3	6	—	17	—
Columbus Circle Technology and Communications Fund	—	—	2	—	5	—
Developing Growth Fund	—	—	—	—	—	—
Focused Fund	—	2	—	—	2	—
Growth Fund	—	—	2	—	6	—
Heitman REIT Fund	7	4	—	—	—	—
Large Cap Fund	—	—	—	—	—	—
Large Cap Growth Fund	—	—	—	—	—	—
Large Cap Growth Concentrated Fund	—	—	3	—	10	—
Mid-Cap Fund	—	—	—	—	1	—
Select Growth Fund	—	—	—	—	1	—
Small Cap Fund	—	—	—	—	1	—
Strategic Small Company Fund	—	—	—	—	—	—
TS&W Mid-Cap Value Fund	—	2	3	—	8	—
TS&W Small Cap Value Fund	—	—	—	—	2	—
Cash Reserves Fund	—	—	—	—	2	—
Dwight Intermediate Fixed Income	—	—	—	—	2	—
Dwight Short Term Fixed Income Fund	—	1	2	—	3	—

Amounts designated as "—" are either $0 or have been rounded to $0.

DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Trust. From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Trust to persons who beneficially own interests in the Trust.

The Bank of New York (the "Custodian") serves as the custodian for each of the Funds. Prior to November 19, 2007 U.S. Bank, N.A., served as the custodian for each of the following funds: Analytic U.S. Long/Short Fund, Barrow Hanley Value Fund, Developing Growth Fund, Heitman REIT Fund, Focused Fund, Mid-Cap Fund, TS&W Mid-Cap Value Fund and Dwight Intermediate Fixed Income Fund. Prior to December 10, 2007, U.S. Bank, N.A. served as the custodian for each of the following funds: Columbus Circle Technology and Communications Fund, Growth Fund, Large Cap Fund, Large Cap Growth Fund, Large Cap Growth Concentrated Fund, Select Growth Fund, Small Cap Fund, Strategic Small Company Fund, TS&W Small Cap Value Fund, Cash Reserves Fund and Dwight Short Term Fixed Income Fund.

The Trust entered into a shareholder servicing agreement ("Shareholder Servicing Agreement") with Old Mutual Fund Services to provide shareholder support and other shareholder account-related services. Old Mutual Fund Services, in turn, contracted with Old Mutual Shareholder Services, Inc. ("OMSS"), its wholly owned subsidiary, to assist in the provision of those services. OMSS received no fees directly from the Funds. Effective June 20, 2007 the contract with OMSS was terminated and OMFS undertook provision of those services previously provided by OMSS. Pursuant to the Shareholder Servicing Agreement, the shareholder service fees are reviewed semi-annually by Old Mutual Fund Services and approved annually by the Board. Shareholder servicing fees are included in transfer agent fees in the Statement of Operations.

Shareholder service fees (including out of pocket expenses) paid to Old Mutual Fund Services for the year ended March 31, 2008, were as follows:

Fund	Total (000)	Fund	Total (000)
Advantage Growth Fund	$ —	Large Cap Growth Fund	$ 58
Analytic U.S. Long/Short Fund	19	Mid-Cap Fund	62
Barrow Hanley Value Fund	34	Select Growth Fund	142
Columbus Circle Technology and Communications Fund	292	Small Cap Fund	23
Discover Value Fund	—	Strategic Small Company Fund	21
Developing Growth Fund	147	TS&W Mid-Cap Value Fund	—
Focused Fund	15	TS&W Small Cap Value Fund	15
Growth Fund	457	Cash Reserves Fund	39
Heitman REIT Fund	36	Barrow Hanley Core Bond Fund	—
Large Cap Fund	31	Dwight Intermediate Fixed Income Fund	2
Large Cap Growth Concentrated Fund	106	Dwight High Yield Fund	—
		Dwight Short Term Fixed Income Fund	9

On April 4, 2000, the Board approved an agreement between the Trust and Old Mutual Fund Services to provide shareholder related web development and maintenance services. For its services for the year ended March 31, 2008, Old Mutual Fund Services received a fee of $120 (000), which was allocated to each Fund quarterly based on average net assets. Effective December 31, 2007, this agreement was terminated.

For the year ended March 31, 2008, Columbus Circle reimbursed $2 (000) to the Columbus Circle Technology and Communications Fund as a result of a trading error.

Officers of the Trust who are or were officers of the Advisor, Old Mutual Fund Services or the Distributor, as well as the Senior Officer, received no compensation from the Trust.

4. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments and securities sold short, for the Funds (excluding the Cash Reserves Fund) for the year ended March 31, 2008, were as follows:

	Purchases (000)		Sales and Maturities (000)	
	Other	U.S. Government	Other	U.S. Government
Advantage Growth Fund	$ 66,178	$ —	$ 55,220	$ —
Analytic U.S. Long/Short Fund	417,768	—	462,378	—
Barrow Hanley Value Fund	12,475	—	48,183	—
Columbus Circle Technology and Communications Fund	423,108	—	440,196	—
Developing Growth Fund	329,386	—	346,636	—
Discover Value Fund	33,035	—	22,665	—
Focused Fund	32,362	—	38,718	—
Growth Fund	517,999	—	603,437	—
Heitman REIT Fund	81,116	—	169,424	—
Large Cap Fund	63,528	—	103,584	—
Large Cap Growth Fund	79,523	—	95,922	—
Large Cap Growth Concentrated Fund	123,933	—	143,140	—
Mid-Cap Fund	243,474	—	337,264	—
Select Growth Fund	210,285	—	229,942	—
Small Cap Fund	46,905	—	55,405	—
Strategic Small Company Fund	46,549	—	56,576	—
TS&W Mid-Cap Value Fund	26,072	—	20,281	—
TS&W Small Cap Value Fund	23,455	—	39,939	—
Barrow Hanley Core Bond Fund	26,634	7,717	17,321	12,015
Dwight High Yield Fund	3,982	—	649	—
Dwight Intermediate Fixed Income Fund	88,947	2,965	69,239	23,413
Dwight Short Term Fixed Income Fund	346,114	6,247	381,075	5,357

Transactions in option contracts written in the Columbus Circle Technology and Communications Fund for the year ended March 31, 2008, were as follows:

Written Options Transactions	Number of Contracts	Premiums Received (000)
Outstanding at March 31, 2007	1,041	$ 107
Options written	41,543	12,132
Options exercised	—	—
Options terminated in closing purchasing transactions	(36,488)	(10,071)
Outstanding at March 31, 2008	6,096	$ 2,168

5. Capital Share Transactions

| | Old Mutual Advantage Growth Fund | | Old Mutual Analytic U.S. Long/Short Fund | | | |
| | 11/19/07* to 3/31/08 | | 4/1/07 to 3/31/08 | | 4/1/06 to 3/31/07 | |
	Shares	Dollars	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):						
Class Z						
Shares Issued	—	$ —	5,787	$ 86,569	9,117	$127,395
Shares Issued upon Reinvestment of Distributions	—	—	10	144	7	90
Redemption Fees	n/a	—	n/a	—	n/a	—
Shares Redeemed	—	—	(12,871)	(185,203)	(886)	(11,165)
Total Class Z Capital Share Transactions	—	—	(7,074)	(98,490)	8,238	116,320
Advisor Class[2]						
Shares Issued	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—
Total Advisor Class Capital Share Transactions	—	—	—	—	—	—
Class A						
Shares Issued	—	—	1,605	23,323	181	2,491
Shares Issued upon Reinvestment of Distributions	—	—	3	49	—	1
Redemption Fees	n/a	—	n/a	—	n/a	—
Shares Redeemed	—	—	(677)	(9,476)	(34)	(464)
Total Class A Capital Share Transactions	—	—	931	13,896	147	2,028
Class C						
Shares Issued	—	—	700	9,932	52	708
Shares Issued upon Reinvestment of Distributions	—	—	—	5	—	—
Redemption Fees	n/a	—	n/a	—	n/a	—
Shares Redeemed	—	—	(117)	(1,625)	(8)	(103)
Total Class C Capital Share Transactions	—	—	583	8,312	44	605
Class R[3]						
Shares Issued	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—
Total Class R Capital Share Transactions	—	—	—	—	—	—
Institutional Class[3]						
Shares Issued	9,177	73,797[1]	4,075	59,177[1]	—	—
Shares Issued upon Reinvestment of Distributions	—	—	18	265	—	—
Shares Redeemed	(86)	(845)	(709)	(10,118)	—	—
Total Institutional Class Capital Share Transactions	9,091	72,952	3,384	49,324	—	—

* Inception Date of the Fund

[1] During the year ended March 31, 2008, the Advantage Growth Fund, Analytic U.S. Long/Short Fund, Barrow Hanley Value Fund and Developing Growth Fund received from new shareholders portfolio securities and cash valued at $60,471, $30,672, $55,947 and $20,157, respectively, on the date of the subscription.

[2] Advisor Class commenced operations on December 20, 2006 for the Analytic U.S. Long/Short Fund and Developing Growth Fund. Advisor Class shares for all Funds were closed in 2007. See Note 1 for further details.

[3] Class R and Institutional Class shares for all Funds commenced operations on December 20, 2006 (unless otherwise noted). Class R shares for all Funds were closed in 2007. See Note 1 for further details.

n/a — not applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

Old Mutual Barrow Hanley Value Fund				Old Mutual Columbus Circle Technology and Communications Fund				Old Mutual Developing Growth Fund			
4/1/07 to 3/31/08		4/1/06 to 3/31/07		4/1/07 to 3/31/08		4/1/06 to 3/31/07		4/1/07 to 3/31/08		4/1/06 to 3/31/07	
Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
4,104	$ 31,256	3,021	$ 39,059	1,783	$ 28,956	612	$ 7,675	1,211	$ 20,170	1,905	$ 28,908
1,750	13,599	10,840	109,806	—	—	—	—	—	—	—	—
n/a	—	n/a	2	n/a	—	n/a	—	n/a	—	n/a	1
(6,963)	(60,958)	(18,440)	(243,539)	(3,258)	(48,842)	(5,435)	(68,099)	(2,563)	(43,927)	(3,230)	(47,882)
(1,109)	(16,103)	(4,579)	(94,672)	(1,475)	(19,886)	(4,823)	(60,424)	(1,352)	(23,757)	(1,325)	(18,973)
2	15	3	36	2	23	—	—	—	—	—	—
—	2	22	220	—	—	—	—	—	—	—	—
(30)	(280)	(42)	(586)	(2)	(24)	(16)	(175)	—	—	—	—
(28)	(263)	(17)	(330)	—	(1)	(16)	(175)	—	—	—	—
128	1,026	22	274	174	2,854	1	8	—	7	—	—
45	347	202	1,997	—	—	—	—	—	—	—	—
n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
(134)	(1,189)	(133)	(1,607)	(60)	(911)	—	(2)	(4)	(68)	—	—
39	184	91	664	114	1,943	1	6	(4)	(61)	—	—
61	532	156	1,372	150	2,371	1	6	1	24	3	38
60	449	210	2,111	—	—	—	—	—	—	—	—
n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
(106)	(862)	(351)	(4,448)	(22)	(315)	(1)	(7)	(5)	(85)	—	(7)
15	119	15	(965)	128	2,056	—	(1)	(4)	(61)	3	31
—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—
7,095	61,483[1]	—	—	—	2	—	—	1,167	21,038[1]	—	—
1,063	8,113	—	—	—	—	—	—	—	—	—	—
(366)	(2,574)	—	—	—	—	—	—	(44)	(773)	—	—
7,792	67,022	—	—	—	2	—	—	1,123	20,265	—	—

	Old Mutual Discover Value Fund		Old Mutual Focused Fund			
	11/19/07* to 3/31/08		4/1/07 to 3/31/08		4/1/06 to 3/31/07	
	Shares	Dollars	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):						
Class Z						
Shares Issued	—	$ —	119	$ 2,981	806	$ 18,717
Shares Issued upon Reinvestment of Distributions	—	—	36	865	3	71
Redemption Fees	n/a	—	n/a	—	n/a	—
Shares Redeemed	—	—	(427)	(10,389)	(586)	(13,592)
Total Class Z Capital Share Transactions	—	—	(272)	(6,543)	223	5,196
Advisor Class[2]						
Shares Issued	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—
Total Advisor Class Capital Share Transactions	—	—	—	—	—	—
Class A						
Shares Issued	—	—	42	1,030	152	3,545
Shares Issued upon Reinvestment of Distributions	—	—	5	115	—	6
Shares Transferred from Advisor Class	—	—	—	—	—	—
Shares Redeemed	—	—	(108)	(2,466)	(16)	(365)
Total Class A Capital Share Transactions	—	—	(61)	(1,321)	136	3,186
Class C						
Shares Issued	—	—	18	433	8	179
Shares Issued upon Reinvestment of Distributions	—	—	—	8	—	—
Shares Redeemed	—	—	(7)	(155)	(1)	(21)
Total Class C Capital Share Transactions	—	—	11	286	7	158
Class R[3]						
Shares Issued	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—
Total Class R Capital Share Transactions	—	—	—	—	—	—
Institutional Class[3]						
Shares Issued	3,780	37,930[1]	1,028	25,468[1]	—	—
Shares Issued upon Reinvestment of Distributions	—	—	42	1,015	—	—
Shares Redeemed	(196)	(1,897)	(11)	(261)	—	—
Total Institutional Class Capital Share Transactions	3,584	36,033	1,059	26,222	—	—

* Inception Date of the Fund

[1] During the year ended March 31, 2008, the Discover Value Fund, Focused Fund and Heitman REIT Fund received from new shareholders portfolio securities and cash valued at $37,393, $23,301 and $22,756, respectively on the date of the subscription.

[2] Advisor Class commenced operations on December 20, 2006 for the Focused Fund. Advisor Class shares for all Funds were closed in 2007. See Note 1 for further details.

[3] Class R and Institutional class shares commenced operations on December 20, 2006 (unless otherwise noted). Class R shares for all Funds were closed in 2007. See Note 1 for further details.

n/a — not applicable.

Amounts designated as "—" are either $0 or have been rounded to $0.

| | Old Mutual Growth Fund | | | | Old Mutual Heitman REIT Fund | | | | Old Mutual Large Cap Fund | | | |
| | 4/1/07 to 3/31/08 | | 4/1/06 to 3/31/07 | | 4/1/07 to 3/31/08 | | 4/1/06 to 3/31/07 | | 4/1/07 to 3/31/08 | | 4/1/06 to 3/31/07 | |
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	896	$ 23,905	548	$ 12,265	718	$ 7,830	3,985	$ 59,930	251	$ 4,021	12,036	$178,288
	15	429	—	—	1,464	14,665	1,202	18,155	21	329	44	678
	n/a	—	n/a	—	n/a	—	n/a	2	n/a	—	n/a	3
	(4,100)	(108,932)	(6,534)	(146,747)	(6,484)	(88,703)	(6,144)	(96,381)	(2,805)	(44,714)	(11,808)	(181,398)
	(3,189)	(84,598)	(5,986)	(134,482)	(4,302)	(66,208)	(957)	(18,294)	(2,533)	(40,364)	272	(2,429)
	—	—	—	—	83	1,110	115	1,739	1	21	28	413
	—	—	—	—	46	592	108	1,625	—	—	—	1
	(3)	(75)	—	—	(1,201)	(15,963)	(266)	(3,970)	(32)	(510)	(25)	(365)
	(3)	(75)	—	—	(1,072)	(14,261)	(43)	(606)	(31)	(489)	3	49
	11	306	3	57	1,176	1,897	23	361	42	671	20	305
	—	—	—	—	295	2,798	4	53	—	3	—	—
	—	—	—	—	1,010	13,417	—	—	—	—	—	—
	(5)	(142)	(8)	(180)	(357)	(3,564)	(20)	(314)	(19)	(301)	—	—
	6	164	(5)	(123)	1,124	14,548	7	100	23	373	20	305
	99	2,679	3	68	17	157	14	216	4	59	4	56
	—	4	—	—	4	41	2	29	—	—	—	—
	(6)	(146)	—	—	(14)	(201)	(28)	(412)	(7)	(106)	—	—
	93	2,537	3	68	7	(3)	(12)	(167)	(3)	(47)	4	56
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	2,148	25,566[1]	—	—	—	—	—	—
	—	—	—	—	560	5,260	—	—	—	—	—	—
	—	—	—	—	(24)	(268)	—	—	—	—	—	—
	—	—	—	—	2,684	30,558	—	—	—	—	—	—

	Old Mutual Large Cap Growth Fund				Old Mutual Large Cap Growth Concentrated Fund			
	4/1/07 to 3/31/08		4/1/06 to 3/31/07		4/1/07 to 3/31/08		4/1/06 to 3/31/07	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):								
Class Z								
Shares Issued	209	$ 5,484	187	$ 4,262	140	$ 2,876	227	$ 4,045
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Redemption Fees	n/a	—	n/a	—	n/a	—	n/a	—
Shares Redeemed	(857)	(21,818)	(1,381)	(31,060)	(1,246)	(24,895)	(2,019)	(35,721)
Total Class Z Capital Share Transactions	(648)	(16,334)	(1,194)	(26,798)	(1,106)	(22,019)	(1,792)	(31,676)
Advisor Class[2]								
Shares Issued	1	30	3	64	—	2	—	5
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Shares Redeemed	(16)	(411)	(3)	(65)	7	(136)	—	—
Total Advisor Class Capital Share Transactions	(15)	(381)	—	(1)	7	(134)	—	5
Class A								
Shares Issued	14	349	4	96	77	1,608	36	634
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Shares Transferred from Advisor Class	—	—	—	—	—	—	—	—
Shares Redeemed	(7)	(173)	—	—	(7)	(132)	(4)	(73)
Total Class A Capital Share Transactions	7	176	4	96	70	1,476	32	561
Class C								
Shares Issued	17	437	—	3	197	4,007	7	123
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Shares Redeemed	(16)	(369)	—	—	(47)	(896)	(1)	(13)
Total Class C Capital Share Transactions	1	68	—	3	150	3,111	6	110
Class R[3]								
Shares Issued	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—	—	—
Total Class R Capital Share Transactions	—	—	—	—	—	—	—	—
Institutional Class[3]								
Shares Issued	—	—	—	—	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—	—	—
Total Institutional Class Capital Share Transactions	—	—	—	—	—	—	—	—

[1] During the year ended March 31, 2008, the Old Mutual Mid-Cap Fund received from new shareholders portfolio securities and cash valued at $12,768 on the date of the subscription.

[2] Advisor Class commenced operations on December 20, 2006 for the Select Growth Fund. Advisor Class shares for all Funds were closed in 2007. See Note 1 for further details.

[3] Class R and Institutional Class shares for all Funds commenced operations on December 20, 2006. Class R shares for all Funds were closed in 2007. See Note 1 for further details.

n/a — Not applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

	Old Mutual Mid-Cap Fund				Old Mutual Select Growth Fund				Old Mutual Small Cap Fund			
	4/1/07 to 3/31/08		4/1/06 to 3/31/07		4/1/07 to 3/31/08		4/1/06 to 3/31/07		4/1/07 to 3/31/08		4/1/06 to 3/31/07	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	1,272	$ 19,898	1,625	$ 27,342	253	$ 7,636	114	$ 2,754	278	$ 7,883	282	$ 7,401
	3,818	46,996	4,645	71,473	—	—	—	—	11	313	—	—
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	(7,403)	(111,658)	(11,920)	(198,887)	(946)	(26,977)	(1,567)	(38,447)	(644)	(18,239)	(624)	(15,742)
	(2,313)	(44,764)	(5,650)	(100,072)	(693)	(19,341)	(1,453)	(35,693)	(355)	(10,043)	(342)	(8,341)
	23	394	74	1,266	—	—	—	—	—	—	—	—
	—	—	92	1,389	—	—	—	—	—	—	—	—
	(399)	(6,626)	(166)	(2,828)	—	—	—	—	—	(7)	—	—
	(376)	(6,232)	—	(173)	—	—	—	—	—	(7)	—	—
	107	1,717	—	7	48	1,438	2	60	10	282	2	50
	15	183	3	46	—	—	—	—	—	—	—	—
	9	143	—	—	—	—	—	—	—	—	—	—
	(77)	(878)	(5)	(72)	(10)	(279)	—	—	(5)	(131)	—	—
	54	1,165	(2)	(19)	38	1,159	2	60	5	151	2	50
	7	99	5	77	30	905	—	—	7	184	5	118
	4	41	4	64	—	—	—	—	—	1	—	—
	(15)	(237)	(3)	(42)	(5)	(140)	—	—	(6)	(153)	—	—
	(4)	(97)	6	99	25	765	—	—	1	32	5	118
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	(1)	—	—	—	—	—	—
	—	—	—	—	—	(1)	—	—	—	—	—	—
	873	13,981[1]	—	—	4	118	—	—	—	—	—	—
	265	3,262	—	—	—	—	—	—	—	—	—	—
	(80)	(928)	—	—	—	—	—	—	—	—	—	—
	1,058	16,315	—	—	4	118	—	—	—	—	—	—

| | Old Mutual Strategic Small Company Fund | | | |
| | 4/1/07 to 3/31/08 | | 4/1/06 to 3/31/07 | |
	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):				
Class Z				
Shares Issued	116	$ 1,545	173	$ 2,546
Shares Issued upon Reinvestment of Distributions	463	5,530	873	10,439
Redemption Fees	n/a	—	n/a	—
Shares Redeemed	(759)	(10,246)	(1,155)	(15,867)
Total Class Z Capital Share Transactions	(180)	(3,171)	(109)	(2,882)
Advisor Class[2]				
Shares Issued	11	161	21	309
Shares Issued upon Reinvestment of Distributions	(1)	—	25	290
Shares Redeemed	(76)	(1,113)	(53)	(715)
Total Advisor Class Capital Share Transactions	(66)	(952)	(7)	(116)
Class A				
Shares Issued	67	892	77	1,141
Shares Issued upon Reinvestment of Distributions	20	234	28	327
Shares Redeemed	(53)	(721)	(21)	(265)
Total Class A Capital Share Transactions	34	405	84	1,203
Class C				
Shares Issued	3	42	1	20
Shares Issued upon Reinvestment of Distributions	1	6	2	22
Shares Redeemed	(8)	(101)	(1)	(8)
Total Class C Capital Share Transactions	(4)	(53)	2	34
Class R[2]				
Shares Issued	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—
Shares Redeemed	—	—	—	—
Total Class R Capital Share Transactions	—	—	—	—
Institutional Class [2]				
Shares Issued	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—
Shares Redeemed	—	—	—	—
Total Institutional Class Capital Share Transactions	—	—	—	—

* Inception Date of the Fund

[1] During the year ended March 31, 2008, the TS&W Mid-Cap Value Fund and Barrow Hanley Core Bond Fund received from new shareholders portfolio securities and cash valued at $53,169, and $41,979, respectively on the date of the subscription.

[2] Class R and Institutional Class shares for all Funds commenced operations on December 20, 2006 (unless otherwise noted). Advisor Class and Class R shares were closed for all Funds in 2007. See Note 1 for further details.

n/a — Not applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

| | Old Mutual TS&W Mid-Cap Value Fund | | Old Mutual TS&W Small Cap Value Fund | | | | Old Mutual Barrow Hanley Core Bond Fund | |
| | 6/04/07* to 3/31/08 | | 4/1/07 to 3/31/08 | | 4/1/06 to 3/31/07 | | 11/19/07* to 3/31/08 | |
Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
—	$ —	134	$ 3,079	276	$ 7,468	—	$ —
—	—	356	7,783	362	9,224	—	—
n/a	—	n/a	—	n/a	—	n/a	—
—	—	(717)	(17,988)	(516)	(13,897)	—	—
—	—	(227)	(7,126)	122	2,795	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
273	2,567	39	769	2	46	—	—
—	—	4	75	5	125	—	—
(4)	(36)	(17)	(418)	(9)	(237)	—	—
269	2,531	26	426	(2)	(66)	—	—
228	2,182	10	194	—	—	—	—
—	—	5	109	7	171	—	—
(5)	(39)	(11)	(255)	(10)	(245)	—	—
223	2,143	4	48	(3)	(74)	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
6,759	57,308[1]	—	—	—	—	4,690	46,379[1]
4	37	—	—	—	—	65	661
(291)	(2,601)	—	—	—	—	(136)	(1,367)
6,472	54,744	—	—	—	—	4,619	45,673

| | Old Mutual Cash Reserves Fund | | | |
| | 4/1/07 to 3/31/08 | | 4/1/06 to 3/31/07 | |
	Shares	Dollars	Shares	Dollars
Capital Share Transactions (000):				
Class Z				
Shares Issued	29,717	$ 29,716	27,632	$ 27,632
Shares Issued upon Reinvestment of Distributions	1,408	1,408	1,439	1,439
Redemption Fees	n/a	—	n/a	—
Shares Redeemed	(26,491)	(26,493)	(30,665)	(30,665)
Total Class Z Capital Share Transactions	4,634	4,631	(1,594)	(1,594)
Advisor Class[2]				
Shares Issued	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—
Shares Redeemed	—	—	—	—
Total Advisor Class Capital Share Transactions	—	—	—	—
Class A[3]				
Shares Issued	1,978	1,978	—	—
Shares Issued upon Reinvestment of Distributions	7	7	—	—
Shares Transferred from Advisor Class	n/a	—	n/a	—
Shares Redeemed	(1,078)	(1,078)	—	—
Total Class A Capital Share Transactions	907	907	—	—
Class C[3]				
Shares Issued	2,897	2,897	—	—
Shares Issued upon Reinvestment of Distributions	16	16	—	—
Shares Redeemed	(1,224)	(1,224)	—	—
Total Class C Capital Share Transactions	1,689	1,689	—	—
Class R[3]				
Shares Issued	1	1	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—
Shares Redeemed	(1)	(1)	—	—
Total Class R Capital Share Transactions	—	—	—	—
Institutional Class[3]				
Shares Issued	1	1	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—
Shares Redeemed	—	—	—	—
Total Institutional Class Capital Share Transactions	1	1	—	—

* Inception Date of the Fund

[1] During the year ended March 31, 2008, the Dwight High Yield Fund and Dwight Intermediate Fixed Income Fund received from new shareholders portfolio securities and cash valued at $6,326 and $60,473, respectively, on the date of the subscription.

[2] Advisor Class commenced operations on December 20, 2006 for the Dwight Intermediate Fixed Income Fund. Advisor Class shares for all Funds were closed in 2007. See Note 1 for further details.

[3] Class R and Institutional Class shares of all Funds except the Cash Reserves Fund commenced operations on December 20, 2006. Class A, Class C, Class R and Institutional Class shares of the Cash Reserves Fund commenced operations on June 4, 2007. Class R shares for all Funds were closed in 2007. See Note 1 for further details.

n/a — Not applicable

Amounts designated as "—" are either $0 or have been rounded to $0.

	Old Mutual Dwight High Yield Fund		Old Mutual Dwight Intermediate Fixed Income Fund				Old Mutual Dwight Short Term Fixed Income Fund			
	11/19/07* to 3/31/08		4/1/07 to 3/31/08		4/1/06 to 3/31/07		4/1/07 to 3/31/08		4/1/06 to 3/31/07	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
	—	$ —	192	$ 1,955	98	$ 987	178	$ 1,785	167	$ 1,636
	—	—	24	237	34	342	695	6,914	810	7,962
	n/a	—	n/a	—	n/a	—	n/a	—	n/a	—
	—	—	(699)	(7,045)	(146)	(1,454)	(3,971)	(39,514)	(8,034)	(78,851)
	—	—	(483)	(4,853)	(14)	(125)	(3,098)	(30,815)	(7,057)	(69,253)
	—	—	—	—	—	—	—	—	46	443
	—	—	—	—	—	—	1	6	2	20
	—	—	—	—	—	—	(47)	(464)	(75)	(736)
	—	—	—	—	—	—	(46)	(458)	(27)	(273)
	—	—	94	958	53	535	521	5,214	—	3
	—	—	1	6	—	3	2	18	—	2
	n/a	—	n/a	—	n/a	—	29	292	n/a	—
	—	—	(74)	(751)	—	(6)	(447)	(4,508)	—	—
	—	—	21	213	53	532	105	1,016	—	5
	—	—	157	1,593	4	34	598	5,971	—	—
	—	—	—	4	—	3	2	17	—	2
	—	—	(58)	(588)	—	—	(346)	(3,473)	—	—
	—	—	99	1,009	4	37	254	2,515	—	2
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—
	967	10,035[1]	7,208	71,404[1]	—	—	2	25	—	—
	26	252	122	1,236	—	—	—	—	—	—
	(67)	(665)	(483)	(4,900)	—	—	—	—	—	—
	926	9,622	6,847	67,740	—	—	2	25	—	—

NOTES TO FINANCIAL STATEMENTS — continued

6. FEDERAL TAX INFORMATION

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code for federal income tax purposes and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for federal income taxes.

The Funds adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes on September 30, 2007. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Fund's tax returns to determine whether these positions meet a "more-likely-than-not" standard that, based on the technical merits, have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

FIN 48 requires management of the Funds to analyze all open tax years, fiscal years 2004-2007 as defined by Statute of Limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the year ended March 31, 2008, the Funds did not have a liability for any unrecognized tax benefits. The Funds have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise. Accordingly, the following permanent differences as of March 31, 2008, primarily attributable to certain net operating losses which, for tax purposes, are not available to offset future income, different treatment for gains and losses on paydowns of mortgage- and asset-backed securities, returns of capital, utilization of net operating losses, REIT reclasses between net investment income and long-term capital, dividends on short sales and to equalization, which classifies earnings and profits distributed to shareholders on the redemption of shares as a deemed dividend. These permanent differences were reclassified to/from the following accounts:

	Increase/ (Decrease) Paid in Capital (000)	Increase/(Decrease) Undistributed Net Investment Income (000)	Increase/(Decrease) Accumulated Net Realized Gain (000)
Advantage Growth Fund	$ 85	$ 18	$ (103)
Analytic U.S. Long/Short Fund	—	82	(82)
Barrow Hanley Value Fund	1,794	279	(2,073)
Columbus Circle Technology and Communications Fund	(1,611)	1,615	(4)
Developing Growth Fund	(1,835)	1,835	—
Discover Value Fund	74	16	(90)
Growth Fund	(2,854)	2,854	—
Heitman REIT Fund*	13,592	(581)	(13,011)
Large Cap Growth Fund	(132)	132	—
Large Cap Growth Concentrated Fund	(360)	360	—
Mid-Cap Fund	2,075	(254)	(1,821)
Select Growth Fund	(832)	832	—
Strategic Small Company Fund	(330)	69	261
TS&W Mid Cap Value Fund	128	—	(128)
TS&W Small Cap Value Fund	280	304	(584)
Barrow Hanley Core Bond Fund	79	(5)	(74)
Cash Reserves Fund	(3)	—	3
Dwight High Yield Fund	16	(1)	(15)
Dwight Intermediate Fixed Income Fund	146	(3)	(143)
Dwight Short Term Fixed Income Fund	—	(244)	244

These reclassifications had no effect on net assets or net asset value per share.

* Information reflects fund activity for tax purposes based on the Fund's December 31, 2007 tax reporting year.

Amounts designated as "—" are either $0 or have been rounded to $0.

The tax character of dividends and distributions declared during the years ended March 31, 2008 and 2007 were as follows:

Fund	Ordinary Income (000)	Long-Term Capital Gain (000)	Return of Capital (000)	Total (000)
Analytic U.S. Long/Short Fund				
2008	$ 460	$ —	$—	$ 460
2007	94	—	—	94
Barrow Hanley Value Fund				
2008	6,958	16,026	—	22,984
2007	2,414	115,387	—	117,801
Focused Fund				
2008	1,239	836	—	2,075
2007	81	—	—	81
Growth Fund				
2008	436	—	—	436
2007	—	—	—	—
Heitman REIT Fund				
2008*	8,635	25,107	—	33,597
2007	6,668	17,493	—	24,161
Large Cap Fund				
2008	340	—	—	340
2007	708	—	—	708
Mid-Cap Fund				
2008	23,460	27,977	—	51,437
2007	15,333	59,935	—	75,268
Small Cap Fund				
2008	320	—	—	320
2007	—	—	—	—
Strategic Small Company Fund				
2008	4,237	1,789	—	6,026
2007	—	11,426	—	11,426
TS&W Mid-Cap Value Fund [2]				
2008	37	—	—	37
TS&W Small Cap Value Fund				
2008	411	7,840	—	8,251
2007	43	9,784	—	9,827
Barrow Hanley Core Bond Fund [1]				
2008	747	—	—	747
Cash Reserves Fund				
2008	1,470	—	—	1,470
2007	1,537	—	—	1,537
Dwight High Yield Fund [1]				
2008	253	—	—	253
Dwight Intermediate Fixed Income Fund				
2008	1,541	—	—	1,541
2007	358	—	—	358
Dwight Short Term Fixed Income Fund				
2008	7,017	—	—	7,017
2007	8,013	—	—	8,013

[1] The Fund commenced operations on November 19, 2007.

[2] The Fund commenced operations on June 4, 2007.

* Information reflects fund activity for tax purposes based on the Fund's December 31, 2007 tax reporting year.

The following Funds did not declare dividends or distributions during the years ended March 31, 2008 and 2007: Advantage Growth Fund, Columbus Circle Technology and Communications Fund, Developing Growth Fund, Discover Value Fund, Large Cap Growth Fund, Large Cap Growth Concentrated Fund and Select Growth Fund.

Amounts designated as "—" are either $0 or have been rounded to $0.

As of March 31, 2008, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Undistributed Long-Term Capital Gain (000)	Capital Loss Carryforwards (000)	Post-October Losses (000)	Unrealized Appreciation/ (Depreciation) (000)	Other Temporary Differences (000)	Total (000)
Advantage Growth Fund	$ —	$ 2,250	$ —	$ —	$ 3,494	$ —	$ 5,744
Analytic U.S. Long/Short Fund	23	—	(14,792)	(3,674)	(818)	—	(19,261)
Barrow Hanley Value Fund	—	—	—	(380)	(888)	—	(1,268)
Columbus Circle Technology and Communications Fund	—	—	(2,366,951)	—	18,966	—	(2,347,985)
Developing Growth Fund	—	—	(224,110)	(9,046)	(2,993)	—	(236,149)
Discover Value Fund	—	—	—	(930)	(1,423)	—	(2,353)
Focused Fund	198	285	—	—	(2,259)	—	(1,776)
Growth Fund	—	—	(1,154,639)	—	64,569	—	(1,090,070)
Heitman REIT Fund*	—	—	—	—	12,444	—	12,444
Large Cap Fund	363	—	(74,115)	—	(2,372)	—	(76,124)
Large Cap Growth Fund	—	—	(129,206)	—	7,019	—	(122,187)
Large Cap Growth Concentrated Fund	—	—	(286,396)	(1,963)	7,960	—	(280,399)
Mid-Cap Fund	—	—	—	(12,427)	(5,399)	—	(17,826)
Select Growth Fund	—	—	(1,120,976)	(1,477)	2,952	—	(1,119,501)
Small Cap Fund	50	—	(1,560)	(1,674)	140	—	(3,044)
Strategic Small Company Fund	—	—	—	(2,251)	294	—	(1,957)
TS&W Mid-Cap Value Fund	81	—	(80)	(2,108)	3,262	—	1,155
TS&W Small Cap Value Fund	—	4,328	—	—	5,568	—	9,896
Barrow Hanley Core Bond Fund	467	12	—	—	829	—	1,308
Cash Reserves Fund	—	—	(5)	—	—	—	(5)
Dwight High Yield Fund	—	—	—	(128)	(907)	—	(1,035)
Dwight Intermediate Fixed Income Fund	945	251	—	—	569	(3)	1,762
Dwight Short Term Fixed Income Fund	29	—	(3,067)	—	120	(27)	(2,945)

* Information reflects fund activity for tax purposes based on the Fund's December 31, 2007 tax reporting year.

Amounts designated as "—" are either $0 or have been rounded to $0.

Post-October losses represent losses realized on investment transactions from November 1, 2007 through March 31, 2008 that, in accordance with federal income tax regulations the Funds may elect to defer and treat as having arisen in the following fiscal year. For federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains for a period of up to eight years.

As of March 31, 2008, the following Funds had capital loss carryforwards available to offset future realized capital gains through the indicated expiration dates (000):

Fund	2009	2010	2011	2012	2013	2014	2015	2016	Total
Analytic U.S. Long/Short Fund	$ —	$ —	$ 10,565	$ —	$ —	$ —	$ —	$4,227	$ 14,792
Columbus Circle Technology and Communications Fund	—	1,941,000	425,951	—	—	—	—	—	2,366,951
Developing Growth Fund	—	103,363	120,747	—	—	—	—	—	224,110
Growth Fund	—	841,899	312,740	—	—	—	—	—	1,154,639
Large Cap Fund	—	—	74,115	—	—	—	—	—	74,115
Large Cap Growth Fund	—	55,910	73,296	—	—	—	—	—	129,206
Large Cap Growth Concentrated Fund	—	—	180,999	105,397	—	—	—	—	286,396
Select Growth Fund	117,095	877,966	125,915	—	—	—	—	—	1,120,976
Small Cap Fund	—	—	1,560	—	—	—	—	—	1,560
TS&W Mid Cap Value Fund	—	—	—	—	—	—	—	80	80
Cash Reserves Fund	—	5	—	—	—	—	—	—	5
Dwight Short Term Fixed Income Fund	—	—	—	—	—	1,379	1,688	—	3,067

Amounts designated as "—" are either $0 or have been rounded to $0.

During the year ended March 31, 2008, the following Funds utilized capital loss carryforwards to offset realized capital gains (000):

Fund	
Columbus Circle Technology and Communications Fund	$28,435
Developing Growth Fund	20,108
Growth Fund	57,765
Large Cap Fund	9,625
Large Cap Growth Fund	4,077
Large Cap Growth Concentrated Fund	8,243
Select Growth Fund	12,154
Small Cap Fund	3,676
Cash Reserves Fund	1
Dwight Intermediate Fixed Income Fund	5
Dwight Short Term Fixed Income Fund	621

The federal tax cost, aggregate gross unrealized appreciation and depreciation of investments, excluding securities sold short, futures contracts and written options contracts, held by each Fund excluding the Cash Reserves Fund, at March 31, 2008, were as follows:

Fund	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation/ (Depreciation) (000)
Advantage Growth Fund	$ 75,020	$ 8,174	$ (4,680)	$ 3,494
Analytic U.S. Long/Short Fund	138,762	6,179	(10,518)	(4,339)
Barrow Hanley Value Fund	144,060	15,317	(16,206)	(889)
Columbus Circle Technology and Communications Fund	136,058	24,039	(5,095)	18,944
Developing Growth Fund	145,847	10,266	(12,801)	(2,535)
Discover Value Fund	35,578	2,259	(3,682)	(1,423)
Focused Fund	45,654	1,188	(3,446)	(2,258)
Growth Fund	412,831	87,637	(23,068)	64,569
Heitman REIT Fund	92,331	20,327	(7,884)	12,443
Large Cap Fund	64,562	4,108	(6,479)	(2,371)
Large Cap Growth Fund	66,635	9,622	(2,603)	7,019
Large Cap Growth Concentrated Fund	91,786	11,787	(3,827)	7,960
Mid-Cap Fund	159,578	11,882	(17,282)	(5,400)
Select Growth Fund	101,989	10,207	(7,254)	2,953
Small Cap Fund	33,606	2,943	(2,804)	139
Strategic Small Company Fund	25,252	2,317	(2,023)	294
TS&W Mid-Cap Value Fund	59,224	5,841	(2,579)	3,262
TS&W Small Cap Value Fund	42,631	9,999	(4,431)	5,567
Barrow Hanley Core Bond Fund	48,095	1,085	(256)	829
Dwight High Yield Fund	9,454	31	(938)	(907)
Dwight Intermediate Fixed Income Fund	77,005	1,217	(648)	569
Dwight Short Term Fixed Income Fund	183,960	2,790	(2,670)	120

7. Concentrations/Risks

The Cash Reserves Fund invests in a portfolio of money market instruments maturing in 397 days or less whose ratings are within one of the two highest ratings categories assigned by a nationally recognized statistical rating agency, or, if not rated, are believed by Wellington to be of comparable quality. The ability of the issuers of the securities held by the Fund to meet their obligations may be affected by economic developments in a specific industry, state or region.

Certain Funds invest a high percentage of their assets in specific sectors of the market, including technology and real estate. As a result, the economic and regulatory developments in a particular sector of the market, positive or negative, have a greater impact on the Fund's net asset value and will cause its shares to fluctuate more than if the Fund did not concentrate its investments in a particular sector. In addition, the Heitman REIT Fund and Columbus Circle Technology and Communications Fund are concentrated, which means they may invest 25% or more of their net assets in specific industries.

There are risks associated with selling short, including the risk that a Fund engaged in short sales may have to cover its short positions at a higher price than the short price, resulting in a loss. A Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases.

The Dwight High Yield Fund invests in high yield securities which may be subject to greater levels of interest rate, credit and liquidity risk than investment grade securities. These high yield securities may be considered speculative with respect to the issuer's continuing ability to make principal and interest payments and may be subject to significant price fluctuations.

Certain funds may invest in mortgage related or other asset backed securities. These securities include mortgage pass-through securities, collateralized mortgage obligations ("CMOs"), commercial mortgage-backed securities, CMO residuals, stripped mortgage-backed securities and other securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property. The value of some mortgage-related or asset-backed securities may be particularly sensitive to changes in prevailing interest rates, decreases in real estate values and early repayment of principal on some mortgage-related securities may expose a Fund to a lower rate of return upon reinvestment of principal. The value of these securities may also fluctuate in response to the market's perception of the creditworthiness of the issuers. Additionally, although certain mortgages and mortgage-related securities are supported by some form of government or private guarantee and/or insurance, there is no assurance that private guarantors or insurers will meet their obligations.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund. However, based on experience, the Funds expect the risk of loss to be remote.

8. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of each of the Trust, Old Mutual Insurance Series Fund and Old Mutual Funds I (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (for the purposes of this Note 8, the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the SEC on August 12, 2003.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (federal funds rate plus 50 basis points). None of the OM Funds may borrow more than 10% of their assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the year ended March 31, 2008.

9. LITIGATION

In June 2004, Pilgrim Baxter & Associates, Ltd. ("PBA", now known as Liberty Ridge), reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate the sub-advisory services it provides to the Funds. In this event, the Trust's Board would be required to seek a new sub-advisor for the Funds sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Funds II), PBA, its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, PBA and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment adviser, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against PBA. PBHG Funds was not named in the Order. In the Order, the WV Securities Division alleged that PBA permitted short-term trading in excess of the PBHG Funds' disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the PBHG Funds. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that PBA cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, the Advisor does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment advisor to the Portfolios. However, neither Liberty Ridge nor the Advisor is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Funds to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Funds.

10. Expenses Borne by Advisor

Legal, printing and/or compliance audit expenses relating to the SEC and NYAG examinations and the Civil Litigation described above in Note 9 were incurred and the Advisor and/or Liberty Ridge has paid these expenses on behalf of the Trust. Had the Advisor and/or Liberty Ridge not paid these expenses, the expenses for the Funds would have been higher than what is reflected in the financial highlights for the years ended March 31, 2008, 2007, 2006, 2005 and 2004.

11. New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional financial statement disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of March 31, 2008, the Funds do not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging* Activities ("SFAS 161"). SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 may require enhanced disclosures about Fund's derivative and hedging activities. Management is currently evaluating the impact the adoption of SFAS 161 may have on the Fund's financial statement disclosures.

12. Subsequent Event (Unaudited)

Effective April 28, 2008, the Focused Fund acquired all of the assets and liabilities of the Large Cap Fund pursuant to a Plan of Reorganization approved by shareholders of the Large Cap Fund at a meeting of shareholders held on April 22, 2008. The reclassification of Large Cap Fund shares was accounted for as a tax-free reorganization of investment companies and the Focused Fund issued shares equal in value to the net asset values of the Large Cap Fund's shares as of the close of business on April 25, 2008.

Effective April 28, 2008, the Large Cap Growth Concentrated Fund acquired all of the assets and liabilities of the Large Cap Growth Fund pursuant to a Plan of Reorganization approved by shareholders of the Large Cap Growth Fund at a meeting of shareholders held on April 22, 2008. The reclassification of Large Cap Growth Fund shares was accounted for as a tax-free reorganization of investment companies and the Large Cap Growth Concentrated Fund issued shares equal in value to the net asset values of the Large Cap Growth Fund's shares as of the close of business on April 25, 2008. Effective April 29, 2008, the name of the Large Cap Growth Concentrated Fund was changed to the "Old Mutual Large Cap Growth Fund."

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of Old Mutual Funds II:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets, and of cash flows for the Old Mutual Analytic U.S. Long/Short Fund and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Advantage Growth Fund, Old Mutual Analytic U.S. Long/Short Fund, Old Mutual Barrow Hanley Value Fund, Old Mutual Columbus Circle Technology and Communications Fund, Old Mutual Developing Growth Fund (formerly named Old Mutual Emerging Growth Fund), Old Mutual Discover Value Fund, Old Mutual Focused Fund, Old Mutual Growth Fund, Old Mutual Heitman REIT Fund, Old Mutual Large Cap Fund, Old Mutual Large Cap Growth Fund, Old Mutual Large Cap Growth Concentrated Fund, Old Mutual Mid-Cap Fund, Old Mutual Select Growth Fund, Old Mutual Small Cap Fund, Old Mutual Strategic Small Company Fund, Old Mutual TS&W Small Cap Value Fund, Old Mutual TS&W Mid-Cap Value Fund, Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Cash Reserves Fund, Old Mutual Dwight High Yield Fund, Old Mutual Dwight Intermediate Fixed Income Fund, and Old Mutual Dwight Short Term Fixed Income Fund (constituting Old Mutual Funds II, hereafter referred to as the "Funds") at March 31, 2008 and the results of each of their operations, the changes in each of their net assets, and of the cash flows for the Old Mutual Analytic U.S. Long/Short Fund and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at March 31, 2008 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
May 27, 2008

Notice To Shareholders (Unaudited)

For shareholders that do not have a March 31, 2008 tax year end, this notice is for informational purposes only. For shareholders with a March 31, 2008 tax year end, please consult your tax advisor as to the pertinence of this notice. For the fiscal year ended March 31, 2008, each portfolio is designating the following items with regard to distributions paid during the year.

Fund	Long Term Capital Gain Distribution*	Qualifying For Corporate Dividends Receivable Deduction[1]	Qualifying Dividend Income[2]	U.S. Government Interest[3]	Qualified Interest Income[4]	Qualified Short Term Capital Gain[5]
Advantage Growth Fund	$ —	0.00%	0.00%	0.00%	0.00%	0.00%
Analytic U.S. Long/Short Fund	—	100.00%	100.00%	2.43%	10.30%	0.00%
Barrow Hanley Value Fund	17,820,090	82.39%	85.69%	0.00%	1.75%	22.82%
Columbus Circle Technology and Communications Fund	—	0.00%	0.00%	0.00%	0.00%	0.00%
Developing Growth Fund	—	0.00%	0.00%	0.00%	0.00%	0.00%
Discover Value Fund	—	0.00%	0.00%	0.00%	0.00%	0.00%
Focused Fund	835,876	29.61%	31.21%	0.00%	21.29%	0.00%
Growth Fund	—	0.00%	0.00%	0.00%	0.00%	0.00%
Heitman REIT Fund[6]	38,621,238	0.00%	0.00%	0.00%	9.53%	100.00%
Large Cap Fund	—	100.00%	100.00%	0.00%	8.88%	0.00%
Large Cap Growth Fund	—	0.00%	0.00%	0.00%	0.00%	0.00%
Large Cap Growth Concentrated Fund	—	0.00%	0.00%	0.00%	0.00%	0.00%
Mid-Cap Fund	30,053,238	18.43%	18.99%	0.00%	0.00%	44.34%
Select Growth Fund	—	0.00%	0.00%	0.00%	0.00%	0.00%
Small Cap Fund	—	31.12%	33.82%	0.00%	0.00%	0.00%
Strategic Small Company Fund	1,788,423	0.00%	0.00%	0.00%	0.00%	92.22%
TS&W Mid-Cap Value Fund	—	100.00%	100.00%	0.00%	52.19%	0.00%
TS&W Small Cap Value Fund	8,394,556	50.13%	50.41%	0.00%	0.00%	100.00%
Barrow Hanley Core Bond Fund	—	0.00%	0.00%	18.74%	100.00%	0.00%
Cash Reserves Fund	—	0.00%	0.00%	0.33%	0.00%	0.00%
Dwight High Yield Fund	—	0.00%	0.00%	0.00%	0.00%	0.00%
Dwight Intermediate Fixed Income Fund	—	0.00%	0.00%	13.48%	0.00%	0.00%
Dwight Short Term Fixed Income Fund	—	0.00%	0.00%	14.32%	0.00%	0.00%

(1) Qualifying dividends represent dividends which qualify for the corporate dividends received deduction and is reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions).

(2) The percentage in this column represents the amount of "Qualifying Dividend Income" as created by the Jobs and Growth Tax Relief Reconciliation Act of 2003 and is reflected as a percentage of ordinary income distributions (the total of short-term capital gain and net investment income distributions). It is the intention of each of the Funds in the table to designate the maximum amount permitted by law.

(3) "U.S. Government Interest" represents the amount of interest that was derived from direct U.S. Government obligations and distributed during the fiscal year. This amount is reflected as a percentage of total ordinary income distributions (the total of short-term capital gain and net investment income distributions). Generally, interest from direct U.S. Government obligations is exempt from state income tax. However, for residents of California, Connecticut and New York, the statutory threshold requirements were not satisfied to permit exemption of these amounts from state income.

(4) The percentage in this column represents the amount of "Qualifying Interest Income" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of net investment income distributions that is exempt from U.S withholding tax when paid to foreign investors.

(5) The percentage in this column represents the amount of "Qualifying Short-Term Capital Gain" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of short-term capital gain distributions that is exempt from U.S withholding tax when paid to foreign investors.

(6) All the Heitman REIT Fund distribution information in the chart above is based on financial activity during the Fund's 2007 calendar tax year.

* These amounts may include earnings and profits distributed to shareholders on the redemption of shares as part of the dividend paid deduction.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 888-772-2888 toll-free; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information regarding how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007 is available (i) without charge, upon request, by calling 888-772-2888 toll free; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Old Mutual Funds II Form N-Q Information

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

FUND EXPENSES EXAMPLE (Unaudited)

Six Month Hypothetical Expense Example — March 31, 2008

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. The Funds may charge transaction fees, including sales charges (loads) on purchase payments; redemption fees; and exchange fees. The Funds also incur various ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2008.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, administration, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each Fund under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholders reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 10/1/07	Ending Account Value 3/31/08	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Advantage Growth Fund — Institutional Class				
Actual Fund Return	$1,000.00	$867,00	1.00%	$3.42**
Hypothetical 5% Return	1,000.00	1,024.95	1.00	5.06
Old Mutual Analytic U.S. Long/Short Fund — Class A				
Actual Fund Return	1,000	890.10	1.83%	8.65
Hypothetical 5% Return	1,000	1,024.91	1.83%	9.26
Old Mutual Analytic U.S. Long/Short Fund — Class C				
Actual Fund Return	1,000	886.10	2.63%	12.40
Hypothetical 5% Return	1,000	1,024.87	2.63%	13.31
Old Mutual Analytic U.S. Long/Short Fund — Class Z				
Actual Fund Return	1,000	890.80	1.38%	6.52
Hypothetical 5% Return	1,000	1,018.10	1.38%	6.96
Old Mutual Analytic U.S. Long/Short Fund — Institutional Class				
Actual Fund Return	1,000	891.60	1.00%	4.93
Hypothetical 5% Return	1,000	1,024.95	1.00%	5.06
Old Mutual Barrow Hanley Value Fund — Class A				
Actual Fund Return	1,000.00	832.20	1.35	6.18
Hypothetical 5% Return	1,000.00	1,024.93	1.35	6.83

	Beginning Account Value 10/1/07	Ending Account Value 3/31/08	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Barrow Hanley Value Fund — Class C				
Actual Fund Return	$1,000.00	$ 828.00	2.10%	$ 9.60
Hypothetical 5% Return	1,000.00	1,024.90	2.10	10.63
Old Mutual Barrow Hanley Value Fund — Class Z				
Actual Fund Return	1,000.00	832.60	1.10	5.04
Hypothetical 5% Return	1,000.00	1,019.50	1.10	5.55
Old Mutual Barrow Hanley Value Fund — Institutional Class				
Actual Fund Return	1,000.00	832.90	0.90	4.12
Hypothetical 5% Return	1,000.00	1,024.96	0.90	4.56
Old Mutual Columbus Circle Technology and Communications Fund — Class A				
Actual Fund Return	1,000.00	848.70	1.70	7.86
Hypothetical 5% Return	1,000.00	1,024.92	1.70	8.61
Old Mutual Columbus Circle Technology and Communications Fund — Class C				
Actual Fund Return	1,000.00	846.50	2.45	11.31
Hypothetical 5% Return	1,000.00	1,024.88	2.45	12.40
Old Mutual Columbus Circle Technology and Communications Fund — Class Z				
Actual Fund Return	1,000.00	850.20	1.45	6.71
Hypothetical 5% Return	1,000.00	1,017.75	1.45	7.31

	Beginning Account Value 10/1/07	Ending Account Value 3/31/08	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Columbus Circle Technology and Communications Fund — Institutional Class				
Actual Fund Return	$1,000.00	$ 850.50	1.20%	$5.55
Hypothetical 5% Return	1,000.00	1,024.94	1.20	6.07
Old Mutual Developing Growth Fund — Class A				
Actual Fund Return	1,000.00	1,000.00	1.55	7.75
Hypothetical 5% Return	1,000.00	1,024.92	1.55	7.85
Old Mutual Developing Growth Fund — Class C				
Actual Fund Return	1,000.00	1,000.00	2.30	11.50
Hypothetical 5% Return	1,000.00	1,024.89	2.30	11.64
Old Mutual Developing Growth Fund — Class Z				
Actual Fund Return	1,000.00	1,000.00	1.30	6.50
Hypothetical 5% Return	1,000.00	1,018.50	1.30	6.56
Old Mutual Developing Growth Fund — Institutional Class				
Actual Fund Return	1,000.00	1,000.00	1.05	5.25
Hypothetical 5% Return	1,000.00	1,024.95	1.05	5.32
Old Mutual Discover Value Fund — Institutional Class				
Actual Fund Return	1,000.00	942.90	1.17	4.16**
Hypothetical 5% Return	1,000.00	1,024.94	1.17	5.92
Old Mutual Focused Fund — Class A				
Actual Fund Return	1,000.00	875.60	1.40	6.56
Hypothetical 5% Return	1,000.00	1,024.93	1.40	7.09
Old Mutual Focused Fund — Class C				
Actual Fund Return	1,000.00	872.70	2.15	10.07
Hypothetical 5% Return	1,000.00	1,024.89	2.15	10.88
Old Mutual Focused Fund — Class Z				
Actual Fund Return	1,000.00	877.00	1.15	5.40
Hypothetical 5% Return	1,000.00	1,019.25	1.15	5.81
Old Mutual Focused Fund — Institutional Class				
Actual Fund Return	1,000.00	877.80	0.80	3.76
Hypothetical 5% Return	1,000.00	1,024.96	0.80	4.05
Old Mutual Growth Fund — Class A				
Actual Fund Return	1,000.00	882.90	1.35	6.35
Hypothetical 5% Return	1,000.00	1,024.93	1.35	6.83
Old Mutual Growth Fund — Class C				
Actual Fund Return	1,000.00	879.70	2.10	9.87
Hypothetical 5% Return	1,000.00	1,024.90	2.10	10.63
Old Mutual Growth Fund — Class Z				
Actual Fund Return	1,000.00	884.00	1.10	5.18
Hypothetical 5% Return	1,000.00	1,019.50	1.10	5.55

	Beginning Account Value 10/1/07	Ending Account Value 3/31/08	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Growth Fund — Institutional Class				
Actual Fund Return	$1,000.00	$ 880.70	0.95%	$4.47
Hypothetical 5% Return	1,000.00	1,024.95	0.95	4.81
Old Mutual Heitman REIT Fund — Class A				
Actual Fund Return	1,000.00	881.10	1.50	7.05
Hypothetical 5% Return	1,000.00	1,024.93	1.50	7.59
Old Mutual Heitman REIT Fund — Class C				
Actual Fund Return	1,000.00	877.50	2.25	10.56
Hypothetical 5% Return	1,000.00	1,024.89	2.25	11.39
Old Mutual Heitman REIT Fund — Class Z				
Actual Fund Return	1,000.00	881.70	1.25	5.88
Hypothetical 5% Return	1,000.00	1,018.75	1.25	6.31
Old Mutual Heitman REIT Fund — Institutional Class				
Actual Fund Return	1,000.00	882.40	0.95	4.47
Hypothetical 5% Return	1,000.00	1,024.95	0.95	4.81
Old Mutual Large Cap Fund — Class A				
Actual Fund Return	1,000.00	897.20	1.40	6.64
Hypothetical 5% Return	1,000.00	1,024.93	1.40	7.09
Old Mutual Large Cap Fund — Class C				
Actual Fund Return	1,000.00	892.60	2.15	10.17
Hypothetical 5% Return	1,000.00	1,024.89	2.15	10.88
Old Mutual Large Cap Fund — Class Z				
Actual Fund Return	1,000.00	898.40	1.15	5.46
Hypothetical 5% Return	1,000.00	1,019.25	1.15	5.81
Old Mutual Large Cap Fund — Institutional Class				
Actual Fund Return	1,000.00	900.90	0.85	4.04
Hypothetical 5% Return	1,000.00	1,024.96	0.85	4.30
Old Mutual Large Cap Growth Fund — Class A				
Actual Fund Return	1,000.00	884.30	1.50	7.07
Hypothetical 5% Return	1,000.00	1,024.93	1.50	7.59
Old Mutual Large Cap Growth Fund — Class C				
Actual Fund Return	1,000.00	881.00	2.25	10.58
Hypothetical 5% Return	1,000.00	1,024.89	2.25	11.39
Old Mutual Large Cap Growth Fund — Class Z				
Actual Fund Return	1,000.00	885.80	1.25	5.89
Hypothetical 5% Return	1,000.00	1,018.75	1.25	6.31
Old Mutual Large Cap Growth Fund — Institutional Class				
Actual Fund Return	1,000.00	887.90	0.95	4.48
Hypothetical 5% Return	1,000.00	1,024.95	0.95	4.81

FUND EXPENSES EXAMPLE (Unaudited) — concluded

	Beginning Account Value 10/1/07	Ending Account Value 3/31/08	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Large Cap Growth Concentrated Fund — Class A				
Actual Fund Return	$1,000.00	$ 872.50	1.50%	$7.02
Hypothetical 5% Return	1,000.00	1,024.93	1.50	7.59
Old Mutual Large Cap Growth Concentrated Fund — Class C				
Actual Fund Return	1,000.00	869.20	2.25	10.51
Hypothetical 5% Return	1,000.00	1,024.89	2.25	11.39
Old Mutual Large Cap Growth Concentrated Fund — Class Z				
Actual Fund Return	1,000.00	873.80	1.25	5.86
Hypothetical 5% Return	1,000.00	1,018.75	1.25	6.31
Old Mutual Large Cap Growth Concentrated Fund — Institutional Class				
Actual Fund Return	1,000.00	862.90	0.95	4.42
Hypothetical 5% Return	1,000.00	1,024.95	0.95	4.81
Old Mutual Mid-Cap Fund — Class A				
Actual Fund Return	1,000.00	842.90	1.45	6.68
Hypothetical 5% Return	1,000.00	1,024.93	1.45	7.34
Old Mutual Mid-Cap Fund — Class C				
Actual Fund Return	1,000.00	842.00	2.20	10.13
Hypothetical 5% Return	1,000.00	1,024.89	2.20	11.14
Old Mutual Mid-Cap Fund — Class Z				
Actual Fund Return	1,000.00	844.10	1.20	5.53
Hypothetical 5% Return	1,000.00	1,019.00	1.20	6.06
Old Mutual Mid-Cap Fund — Institutional Class				
Actual Fund Return	1,000.00	844.80	1.00	4.61
Hypothetical 5% Return	1,000.00	1,024.95	1.00	5.06
Old Mutual Select Growth Fund — Class A				
Actual Fund Return	1,000.00	821.90	1.50	6.83
Hypothetical 5% Return	1,000.00	1,024.93	1.50	7.59
Old Mutual Select Growth Fund — Class C				
Actual Fund Return	1,000.00	818.80	2.25	10.23
Hypothetical 5% Return	1,000.00	1,024.89	2.25	11.39
Old Mutual Select Growth Fund — Class Z				
Actual Fund Return	1,000.00	822.80	1.25	5.70
Hypothetical 5% Return	1,000.00	1,018.75	1.25	6.31
Old Mutual Select Growth Fund — Institutional Class				
Actual Fund Return	1,000.00	823.60	0.95	4.33
Hypothetical 5% Return	1,000.00	1,024.95	0.95	4.81
Old Mutual Small Cap Fund — Class A				
Actual Fund Return	1,000.00	869.10	1.50	7.01
Hypothetical 5% Return	1,000.00	1,024.93	1.50	7.59
Old Mutual Small Cap Fund — Class C				
Actual Fund Return	1,000.00	865.80	2.25	10.50
Hypothetical 5% Return	1,000.00	1,024.89	2.25	11.39

	Beginning Account Value 10/1/07	Ending Account Value 3/31/08	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Small Cap Fund — Class Z				
Actual Fund Return	$1,000.00	$ 870.00	1.25%	$5.84
Hypothetical 5% Return	1,000.00	1,018.75	1.25	6.31
Old Mutual Small Cap Fund — Institutional Class				
Actual Fund Return	1,000.00	870.40	1.10	5.14
Hypothetical 5% Return	1,000.00	1,024.95	1.10	5.57
Old Mutual Strategic Small Company Fund — Class A				
Actual Fund Return	1,000.00	800.10	1.60	7.20
Hypothetical 5% Return	1,000.00	1,024.92	1.60	8.10
Old Mutual Strategic Small Company Fund — Class C				
Actual Fund Return	1,000.00	797.30	2.35	10.56
Hypothetical 5% Return	1,000.00	1,024.88	2.35	11.90
Old Mutual Strategic Small Company Fund — Class Z				
Actual Fund Return	1,000.00	800.80	1.35	6.08
Hypothetical 5% Return	1,000.00	1,018.25	1.35	6.81
Old Mutual Strategic Small Company Fund — Institutional Class				
Actual Fund Return	1,000.00	801.00	1.10	4.95
Hypothetical 5% Return	1,000.00	1,024.95	1.10	5.57
Old Mutual TS&W Mid-Cap Value Fund — Class A				
Actual Fund Return	1,000.00	912.70	1.40	6.69
Hypothetical 5% Return	1,000.00	1,024.93	1.40	7.09
Old Mutual TS&W Mid-Cap Value Fund — Class C				
Actual Fund Return	1,000.00	913.60	2.15	10.29
Hypothetical 5% Return	1,000.00	1,024.89	2.15	10.88
Old Mutual TS&W Mid-Cap Value Fund — Institutional Class				
Actual Fund Return	1,000.00	916.50	1.00	4.79
Hypothetical 5% Return	1,000.00	1,024.95	1.00	5.06
Old Mutual TS&W Small Cap Value Fund — Class A				
Actual Fund Return	1,000.00	877.10	1.55	7.27
Hypothetical 5% Return	1,000.00	1,024.92	1.55	7.85
Old Mutual TS&W Small Cap Value Fund — Class C				
Actual Fund Return	1,000.00	874.00	2.30	10.78
Hypothetical 5% Return	1,000.00	1,024.89	2.30	11.64
Old Mutual TS&W Small Cap Value Fund — Class Z				
Actual Fund Return	1,000.00	878.40	1.30	6.10
Hypothetical 5% Return	1,000.00	1,018.50	1.30	6.56
Old Mutual Barrow Hanley Core Bond Fund — Institutional Class				
Actual Fund Return	1,000.00	1,025.50	0.70	2.60**
Hypothetical 5% Return	1,000.00	1,024.97	0.70	3.54
Old Mutual Cash Reserves Fund — Class A				
Actual Fund Return	1,000.00	1,016.90	0.98	4.94
Hypothetical 5% Return	1,000.00	1,024.95	0.98	4.96

	Beginning Account Value 10/1/07	Ending Account Value 3/31/08	Annualized Expense Ratios for the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Cash Reserves Fund — Class C				
Actual Fund Return	$1,000.00	$1,013.10	1.73%	$8.71
Hypothetical 5% Return	1,000.00	1,024.91	1.73	8.76
Old Mutual Cash Reserves Fund — Class Z				
Actual Fund Return	1,000.00	1,018.10	0.73	3.68
Hypothetical 5% Return	1,000.00	1,021.35	0.73	3.69
Old Mutual Cash Reserves Fund — Institutional Class				
Actual Fund Return	1,000.00	1,020.30	0.73	3.69
Hypothetical 5% Return	1,000.00	1,024.96	0.73	3.70
Old Mutual Dwight High Yield Fund — Institutional Class				
Actual Fund Return	1,000.00	965.30	0.80	2.88**
Hypothetical 5% Return	1,000.00	1,024.96	0.80	4.05
Old Mutual Dwight Intermediate Fixed Income Fund — Class A				
Actual Fund Return	1,000	1,042.10	1.04%	5.31
Hypothetical 5% Return	1,000	1,024.95	1.04%	5.26
Old Mutual Dwight Intermediate Fixed Income Fund — Class C				
Actual Fund Return	1,000	1,037.50	1.70%	8.66
Hypothetical 5% Return	1,000	1,024.92	1.70%	8.61
Old Mutual Dwight Intermediate Fixed Income Fund — Class Z				
Actual Fund Return	1,000	1,042.30	0.82%	4.19
Hypothetical 5% Return	1,000	1,020.90	0.82%	4.14
Old Mutual Dwight Intermediate Fixed Income Fund — Institutional Class				
Actual Fund Return	1,000	1,044.90	0.54%	2.76
Hypothetical 5% Return	1,000	1,024.97	0.54%	2.73
Old Mutual Dwight Short Term Fixed Income Fund — Class A				
Actual Fund Return	1,000.00	1,022.50	0.95	4.80
Hypothetical 5% Return	1,000.00	1,024.95	0.95	4.81
Old Mutual Dwight Short Term Fixed Income Fund — Class C				
Actual Fund Return	1,000.00	1,019.10	1.45	7.32
Hypothetical 5% Return	1,000.00	1,024.93	1.45	7.34
Old Mutual Dwight Short Term Fixed Income Fund — Class Z				
Actual Fund Return	1,000.00	1,023.30	0.70	3.54
Hypothetical 5% Return	1,000.00	1,021.50	0.70	3.54
Old Mutual Dwight Short Term Fixed Income Fund — Institutional Class				
Actual Fund Return	1,000.00	1,024.90	0.55	2.78
Hypothetical 5% Return	1,000.00	1,024.97	0.55	2.78

* Unless otherwise noted, expenses are equal to the Funds' annualized expense ratio multiplied by the average account value over the period, multiplied by 183/366 days (to reflect the one-half year period).

** Expenses are equal to the Funds' annualized expense ratio multiplied by the average account value over the period, multiplied by 134/366 days (to reflect the period since commencement of operations).

Board of Trustees and Officers of the Trust

As of March 31, 2008 (Unaudited)

Trustees

The management and affairs of the Trust are supervised by the Board under the laws of the State of Delaware. The Trustees, and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. Each Trustee also serves as a Trustee for Old Mutual Funds III and Old Mutual Insurance Series Fund, other registered investment companies managed by the Advisor. Unless otherwise noted, all Trustees and Officers can be contacted c/o Old Mutual Capital, Inc., 4643 South Ulster Street, 6th Floor, Denver, Colorado 80237. The Statement of Additional Information includes additional information about the Trustees and is available, without charge, upon request, by calling 888-772-2888 toll-free.

INDEPENDENT TRUSTEES

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Leigh A. Wilson (Age: 63)	Chairman	Since 2005	Chief Executive Officer, New Century Living, Inc. (older adult housing) since 1992. Director, Chimney Rock Winery LLC, 2000 – 2004, and Chimney Rock Winery Corp (winery), 1985 – 2004.	43	Old Mutual Insurance Series Fund; Old Mutual Funds III; The Victory Portfolios; The Victory Institutional Funds; and The Victory Variable Insurance Funds.
John R. Bartholdson (Age: 63)	Trustee	Since 1995	Retired. Chief Financial Officer, The Triumph Group, Inc. (manufacturing), 1992 – 2007.	61	Old Mutual Insurance Series Fund; Old Mutual Funds I; Old Mutual Funds III; ING Clarion Real Estate Income Fund; and ING Clarion Real Estate Income Fund.
Jettie M. Edwards (Age: 61)	Trustee	Since 1995	Retired. Consultant, Syrus Associates (business and marketing consulting firm), 1986 – 2002.	43	Old Mutual Insurance Series Fund; Old Mutual Funds III; EQ Advisors Trust; and AXA Enterprise Funds Trust.
Albert A. Miller (Age: 73)	Trustee	Since 1995	Retired. Advisor and Secretary, the Underwoman Shoppes, Inc. (retail clothing stores), 1980 – 2002. Senior Vice President, Cherry & Webb, CWT Specialty Stores, 1995 – 2000.	43	Old Mutual Insurance Series Fund and Old Mutual Funds III.

* Each Trustee of the Trust will serve until his or her successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his or her earlier resignation or retirement.

INTERESTED TRUSTEE

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee
Thomas M. Turpin** (Age: 47)	Interested Trustee	Since 2007	Interim Chief Executive Officer (April 2008 – present) and Chief Operating Officer, Old Mutual US Holdings Inc. (2002 – April 2008).	43	Old Mutual Insurance Series Fund and Old Mutual Funds III.

* Trustee of the Trust until his successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his earlier resignation or retirement.

** Mr. Turpin is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of an affiliate of Old Mutual Capital.

Trust Officers

The Board elects the Officers of the Trust to actively supervise its day-to-day operations. The Officers of the Trust, all of whom are officers and employees of the Advisor, are responsible for the day-to-day administration of the Trust and the Funds. The Officers of the Trust receive no direct compensation from the Trust or the Funds for their services as Officers. Certain Officers also serve as an officer in a similar capacity for Old Mutual Insurance Series Fund, Old Mutual Funds I and Old Mutual Funds III, other registered investment companies managed by the Advisor.

The Officers of the Trust, their ages, positions with the Trust, length of time served, and their principal occupations for the last five years appear below. Trust Officers are elected annually by the Board and continue to hold office until they resign or are removed, or until their successors are elected.

Officers

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years
Julian F. Sluyters (Age: 47)	President and Principal Financial Officer	Since 2006	President and Chief Operating Officer, Old Mutual Capital, Inc., since September 2006. President and Chief Executive Officer, Scudder family of funds, 2004 – December 2005. Managing Director, UBS Global Asset Management, and President and Chief Executive Officer, UBS Fund Services, 2001 – 2003.
Edward J. Veilleux (Age: 64)	Senior Vice President	Since 2005. Employed for an initial term of three years and thereafter for successive one year terms unless terminated prior to the end of the then current term.	Senior Vice President, Old Mutual Insurance Series Fund, since 2005. Chief Compliance Officer, The Victory Portfolios, since October 2005. President EJV Financial Services, LLC, since May 2002.
Robert T. Kelly (Age: 38)	Treasurer and Principal Financial Officer	Since 2006	Vice President, Old Mutual Capital, Inc. and Old Mutual Fund Services, since October 2006. Vice President of Portfolio Accounting, Founders Asset Management LLC, 2000 – February 2006.
James F. Lummanick (Age: 60)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners, and Old Mutual Fund Services, since 2005. Chief Compliance Officer, Old Mutual Funds I and Old Mutual Insurance Series Fund, since 2005, and Old Mutual Funds III, since 2008. Senior Vice President and Director of Compliance, Calamos Advisors LLC, 2004 – 2005. Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. 1996 – 2004.
Andra C. Ozols (Age: 46)	Vice President and Secretary	Since 2005	Senior Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc., since 2005. Executive Vice President (2004 – 2005), General Counsel and Secretary (2002 – 2005), and Vice President (2002 – 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation, 2003 – 2005. Executive Vice President (2004 – 2005), General Counsel and Secretary (2002 – 2005) and Vice President (2002 – 2004), ICON Distributors, Inc. Executive Vice President and Secretary, ICON Insurance Agency, Inc. (2004 – 2005).
Karen S. Proc (Age: 38)	Assistant Secretary	Since 2005	Vice President (since 2006) and Associate General Counsel (since 2005), Old Mutual Capital, Inc. Associate General Counsel, Founders Asset Management LLC, 2002 – 2005.
Kathryn L. Santoro (Age: 33)	Assistant Secretary	Since 2007	Associate Counsel, Old Mutual Capital, Inc., since 2005. Associate Attorney, Hall & Evans, LLC, 2004 – 2005. Deputy District Attorney, 5th Judicial District, Colorado, 2002 – 2004.
Robert D. Lujan (Age: 41)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since July 2006. Fund Accounting Supervisor, Janus Capital Group, 2003 – July 2006. Senior Fund Accountant, Janus Capital Management L.L.C., 2001 – 2003.
Kathryn A. Burns (Age: 31)	Assistant Treasurer	Since 2006	Regulatory Reporting Manager, Old Mutual Fund Services, since August 2006. Manager (2004 – July 2006) and Senior Associate (2001 – 2004), PricewaterhouseCoopers LLP.

Board Review and Approval of Investment Management and Sub-Advisory Agreements (Unaudited)

Background

On December 18, 2007, the Board of Trustees ("Board" or "Trustees") of Old Mutual Funds II (the "Trust"), including all those who are not "interested persons" of the Trust, approved the continuance of an investment management agreement (the "Management Agreement") with Old Mutual Capital, Inc. ("OMCAP") and sub-advisory agreements with each of the Trust's then existing sub-advisors (each a "Sub-Advisory Agreement" and, together with the Management Agreement, the "Advisory Agreements") whose Sub-Advisory Agreements were scheduled to expire December 31, 2007, for a one year period ending December 31, 2008. Under the Management Agreement, OMCAP has day-to-day responsibility for overall investment supervision, compliance and administrative functions for each series portfolio of the Trust (each a "Fund" and together, the "Funds"). Portfolio management of the Funds is performed by the sub-advisors, subject to the oversight of OMCAP and the Board.

In reaching its decision to approve the continuance of the Advisory Agreements at its meeting on December 18, 2007, the Board, represented by independent legal counsel, considered the reduction in the management fees paid by the Funds and more significant management fee breakpoints instituted as part of the extensive restructuring of the Funds' portfolio management and expense structure in 2006 (the "2006 Restructuring"), and OMCAP's contractual agreement to limit the Funds' expenses through March 31, 2009. In the course of its deliberations, the Board evaluated, among other things, information related to the investment philosophy, strategies and techniques used in managing each Fund; the qualifications of the investment personnel at OMCAP and each of the sub-advisors; the compliance programs of OMCAP and the sub-advisors; brokerage practices, including the extent the sub-advisors obtained research through "soft dollar" arrangements with the Funds' brokerage; and the financial and non-financial resources available to provide services required under the Advisory Agreements. The Board also utilized the services of its Senior Vice President (the "Senior Officer"), who is independent from the Trust's various service providers, including OMCAP and its affiliates, in analyzing the Advisory Agreements and fee structure. The Senior Officer reported to the Board on the reasonableness of the fees and profitability of OMCAP and the sub-advisors (the "Senior Officer's Report"). The Board also received a report from Lipper, Inc. ("Lipper"), a mutual fund statistical service, on comparative mutual fund performance, advisory fees and expense levels of each Fund's Class A shares.

Senior Officer's Report

The Senior Officer's Report evaluated the proposed investment advisory and sub-advisory fees under the Advisory Agreements and considered a number of specific factors applicable to each Fund. These factors included:

- The nature, extent and quality of the services provided by OMCAP and the sub-advisors, including Fund performance
- Management fees incurred by other mutual funds for like services
- Costs to OMCAP and its affiliates of supplying services pursuant to the agreement, excluding intra-corporate profit
- Profit margins of OMCAP and its affiliates and the sub-advisors from providing the services
- Management fees charged by OMCAP and the sub-advisors to institutional and other clients
- Possible economies of scale

The Senior Officer conducted due diligence in connection with his review, including the following:

- Reviewed the materials submitted by OMCAP and the sub-advisors
- Reviewed year to date through September 30, 2007 financial information for each Fund presented by OMCAP and each of the sub-advisors
- Prepared additional spreadsheets and analysis regarding the financial information
- Attended all of the Trust's regularly scheduled 2007 Board meetings and listened to presentations from OMCAP and the sub-advisors
- Reviewed data prepared by Lipper which compared the advisory fee and expense ratio of each Fund's Class A shares with those of other funds' Class A shares in its Lipper universe

The Senior Officer recommended that the Board approve the continuance of the Advisory Agreements and the related fees. The discussion under the "Board Considerations" section below explains various factors, including the Senior Officer's Report, considered by the Board which resulted in the Board's approval of the Advisory Agreements.

Board Considerations

In reviewing the Advisory Agreements, the Board considered the following matters:

- *Nature and Extent of Services* — The Board considered the combined investment management and administrative services provided by OMCAP under its single, unified Management Agreement with the Trust. The Board believed that the combined advisory and administrative services provided a single point of contact for these services and a clearer focus on total expenses incurred by the Funds for these services than would otherwise be available through separate advisory and administration agreements.

- *Management Fees* — In reviewing management fees of the Funds, the Board considered the extensive discussions between OMCAP and the Board that took place as part of the 2006 Restructuring regarding the combined investment advisory and administrative fee (the "Management Fee") for each of the Funds. The Board considered that the Management Fee for each Fund had been reduced as part of the 2006 Restructuring. The Board also considered the breakpoint schedule and expense limitation agreement (discussed below under Breakpoints for Management Fees, and under Funds Expenses) that were put in place as part of the 2006 Restructuring The Board further considered the current Management Fee for each Fund as compared to Lipper data for each Fund's Class A shares as of September 30, 2007. In addition, the Board reviewed the sub-advisory fee paid by OMCAP to the sub-advisor(s) for each Fund pursuant to the Sub-Advisory Agreement(s) (the "Sub-Advisory Fee"). A more detailed discussion of each Fund's Management Fee is contained in the "Advisory Agreements" section below.

- *Breakpoints for Management Fees* — The Board considered that new and more robust Management Fee breakpoints had been established to benefit the Funds as part of the 2006 Restructuring. The Trustees considered these breakpoints an acceptable framework of expense savings to pass on to shareholders resulting from economies of scale.

- *Fund Expenses* — The Board considered that as a result of its extensive discussions with OMCAP in connection with the 2006 Restructuring, OMCAP had provided expense limitations for each Fund that capped expenses borne by the Funds and their shareholders at competitive levels. The Board also considered further expense reductions made by OMCAP in January 2008 for the Old Mutual Dwight Intermediate Fixed Income Fund ("Dwight Intermediate Fund") to bring the Dwight Intermediate Fund's Class A shares' total annual operating expense ratio to a more competitive level than its current expense ratio ("2007 Dwight Intermediate Restructuring"). The Board further considered that OMCAP committed to extend the expense limitations negotiated in connection with the 2006 Reorganization through March 31, 2009, which were set to expire in December 2008.

- *Performance* — With respect to the sub-advisors, the Board considered the historical investment performance of each sub-advisor in managing the Funds and compared the sub-advisors' performance with that of unaffiliated funds in a peer group selected by Lipper. A more detailed discussion of each Fund's performance is contained in the "Advisory Agreements" section below.

- *Multi-Manager Structure* — With respect to the Old Mutual Developing Growth, Growth, Large Cap Growth, Large Cap Growth Concentrated, Select Growth, Small Cap and Strategic Small Company Funds, the Board considered the effectiveness of the Funds' multi-manager approach as a means to reduce risk and moderate the volatility inherent in the market segments in which these Funds invest. The Board also considered the potential advantages of the multi-manager approach of these Funds in creating unique fund offerings that did not directly compete with existing investment products offered by the individual sub-advisors.

- *Compliance Undertakings* — The Board considered that as part of the 2006 Restructuring, OMCAP agreed to operate under additional compliance policies and procedures ("Compliance Undertakings") pursuant to settlements by the Trust's former investment advisor with the Securities and Exchange Commission and separately with the New York Attorney General, many of which are more extensive than that required by current securities regulations. The Board recognized that these Compliance Undertakings represent additional protection to the Funds and their shareholders.

- *Benefits derived by OMCAP from its relationship with the Funds* — The Board considered the fall-out benefits to OMCAP, including OMCAP's increased visibility in the investment community. The Trustees also reviewed the profitability of OMCAP, its subsidiaries, and the sub-advisors in connection with providing services to the Funds. The Trustees also weighed the benefits to affiliates of OMCAP, namely the Trust's relationship with its distributor, Old Mutual Investment Partners, which, although not profitable, created further visibility for OMCAP and its parent, Old Mutual (US) Holdings Inc.

Board Review and Approval of Investment Management and Sub-Advisory Agreements — continued (Unaudited)

Advisory Agreements

Discussed below in more detail is the Board's consideration of the Management Fee and expense limitation elements of the Advisory Agreements for each Fund as well as a discussion of the investment performance of each Fund.

Old Mutual Analytic U.S. Long/Short Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Analytic Investors, Inc. ("Analytic"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed that the Fund's Class A shares performance for both the one year period ending September 30, 2007 and the twenty-one month period ending September 30, 2007 placed it in the 1st percentile in its Lipper performance group. The Trustees also noted that the Fund's Class A shares performance for the year to date period ending September 30, 2007 placed it in the 33rd percentile of funds in its Lipper performance group.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.80% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the median of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees also considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through March 31, 2009 to no more than 1.35% per year (exclusive of certain expenses such as dividends or short sales, brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the continuation of the fee caps that were put in place at the beginning of 2006 and the sub-advisor's high relative performance under a variety of investment strategies supported the continuation of the Management Agreement and Sub-Advisory Agreement with Analytic for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, excellent relative performance of the sub-advisor in managing the Fund, and contractual Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Analytic should be approved.

Old Mutual Barrow Hanley Value Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees considered that the Fund's Class A share performance for both the year to date period ending September 30, 2007 and the one year period ending September 30, 2007 placed it in the 25th percentile of funds in its Lipper performance group. The Trustees noted that the Fund's Class A shares performance ranked in the 83rd percentile of its Lipper performance group for the twenty-one month period ended September 30, 2007. The Trustees considered, however, that the sub-advisor's ability to manage the Fund since assuming sub-advisory responsibility on January 1, 2006 was likely impacted by heavy redemptions in the Fund over the nine month period ended September 30, 2006. The Trustees also considered that performance for the nine month period ended September 30, 2006 was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.85% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.15%) was in the middle of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees noted that in October 2006, OMCAP had agreed to reduce the Fund's Management Fee from 1.00% to 0.85% in connection with the introduction of two new share classes to the Fund.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through March 31, 2009 to no more than 1.35% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund's improved performance despite net redemptions from the Fund, the performance of Barrow Hanley's other funds with similar investment objectives, and OMCAP's agreement to reduce the Fund's Management Fee to 0.85%, supported the continuation of the Management Agreement and Sub-Advisory Agreement with Barrow Hanley for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, the improved performance of the sub-advisor despite net redemptions, the favorable performance of the sub-advisor in managing other funds, OMCAP's agreement to reduce the Management Fee from 1.00% to 0.85%, and the net Management Fee below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Barrow Hanley should be approved.

Old Mutual Columbus Circle Technology and Communications Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Columbus Circle Investors ("Columbus Circle"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees considered that the Fund's Class A shares outperformed all other funds in the Fund's Lipper performance group for the year to date period ending September 30, 2007 and the one year period ending September 30, 2007, a strong improvement over the Fund's 43rd percentile ranking for the twenty-one month period ending September 30, 2007. The Trustees noted that performance for the nine month period ended September 30, 2006 was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees also considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through March 31, 2009 to no more than 1.70% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the continuation of the fee caps that were put in place at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreement with Columbus Circle for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, exceptional relative performance of the Fund since the sub-advisor assumed portfolio management responsibility on January 1, 2006, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Columbus Circle should be approved.

Old Mutual Developing Growth Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Copper Rock Capital Partners, LLC ("Copper Rock"), the Fund's sub-advisor. The Trustees also noted that effective November 12, 2007, Ashfield Capital Partners, LLC ("Ashfield") began managing a portion of the Fund's assets. The Trust's sub-advisory agreement with Ashfield has an initial term that extends through November 12, 2009 and, therefore, was not considered for renewal at the Board's meeting on December 18, 2007.

Performance — With respect to performance, the Trustees considered that the Fund's Class A shares performance for the year to date period ending September 30, 2007 and the one year period ending September 30, 2007 placed it in the 13th percentile and 6th percentile, respectively, of funds in its Lipper performance group. The Trustees noted that this represents a strong gain from the Fund's Class A shares performance for the twenty-one month period ending September 30, 2007 that placed it in the 31st percentile in its Lipper performance group. The Trustees also noted that performance for the nine month period ended September 30, 2006 was impacted by the portfolio turnover resulting from the implementation of the sub-advisor's investment program during the first quarter of 2006.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees considered, however, that the Fund's management fee was below the management fee charged by OMCAP to another registered investment company portfolio that had investment strategies substantially similar to the Fund's investment strategy. The Trustees also considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through March 31, 2009 to no more than 1.55% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the continuation of the fee caps that were put in place at the beginning of 2006 and the notable performance of Copper Rock supported the continuation of the Management Agreement and Sub-Advisory Agreement with Cooper Rock for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, notable performance of Copper Rock since implementing its investment program, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Copper Rock should be approved.

Old Mutual Focused Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Liberty Ridge Capital, Inc. ("Liberty Ridge"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the Fund's strong longer-term performance during the twenty-one month period ending September 30, 2007, but noted that the Fund's relative performance declined during the year to date period ending September 30, 2007 and the one year period ending September 30, 2007. The Trustees noted that the Fund's Class A shares performance ranked in the 15th percentile of the Fund's Lipper performance group for the twenty-one month period ending September 30, 2007 and in the 57th percentile and 93rd percentile for the one year and year-to-date periods, respectively, ended September 30, 2007.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the median of the fees that OMCAP charged to equity funds of which it is the advisor and that the net fee after waivers is at the low end of OMCAP's fees. The Trustees also considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through March 31, 2009 to no more than 1.40% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the Fund's recent performance was not strong, the Fund is one of the Trust's top performing Funds over the longer-term and that fact, plus the continuation of the fee caps that were put in place at the beginning of 2006, supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund during the twenty-one month period ending September 30, 2007 and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Growth Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Munder Capital Management ("Munder") and Turner Investment Partners, Inc. ("Turner"), each a sub-advisor to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees considered the Fund's Class A shares performance since the current sub-advisors assumed portfolio management responsibility for the Fund on January 1, 2006. The Trustees noted that the Fund's Class A shares ranked in the 19th percentile in the Fund's Lipper performance group for the one year period ending September 30, 2007. The Trustees also noted that the Fund's Class A shares ranked in the 25th percentile for the year to date period ending September 30, 2007 and the twenty-one month period ending September 30, 2007.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.825% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was near the median of the fees that OMCAP charged to equity funds of which it is the advisor and that the net fee after waivers was at the low end of the fees OMCAP charges equity funds. The Trustees noted that the Fund had benefited from the fee breakpoint schedule and that as a result of the breakpoints, the actual management fee paid by the Fund for the fiscal year ending March 31, 2007 was 0.80%. The Trustees also considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through March 31, 2009 to no more than 1.35% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the continuation of the fee caps that were put in place at the beginning of 2006 and the positive trend in performance supported the continuation of the Management Agreement and Sub-Advisory Agreements with Munder and Turner for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, good relative performance of the Fund (in total) and good relative performance of the sub-advisors (with respect to their respective "sleeves"), and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Munder should be approved.

Old Mutual Heitman REIT Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Heitman Real Estate Securities, LLC ("Heitman"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees considered the Fund's weak relative performance and noted that the Fund's Class A shares ranked in the 73rd percentile in the Fund's Lipper performance group for the year to date period ending September 30, 2007 and the twenty-one month period ending September 30, 2007.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees also considered that the net fee charged by OMCAP after fee waivers was slightly above the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through March 31, 2009 to no more than 1.50% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that generally, funds that invest in real estate securities have recently been underperforming funds that utilize other investment strategies, and that the Fund is no exception. The Senior Officer's Report further noted that OMCAP is taking steps to improve Fund performance and that action by OMCAP, combined with OMCAP's previous successes in correcting problems with other Funds, supported the continuation of the Management Agreement and Sub-Advisory Agreement with Heitman for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP, its agreement to cap Fund expenses, net Management Fee levels slightly above the Lipper median, and actions that would be taken by OMCAP to improve performance, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Heitman should be approved.

Old Mutual Large Cap Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Fund's sub-advisor.

Performance — With respect to performance, the Trustees favorably weighed the Fund's strong longer-term performance during the twenty-one month period ending September 30, 2007, but noted that the Fund's relative performance declined during year to date period ending September 30, 2007 and the one year period ending September 30, 2007. The Trustees noted that the Fund's Class A shares performance ranked in the 7th percentile in the Fund's Lipper performance group for the twenty-one month period ending September 30, 2007 and in the 64th percentile for the year to date period ending September 30, 2007 and the one year period ending September 30, 2007.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.75% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the low end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees also considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through March 31, 2009 to no more than 1.40% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund's positive long-term performance and the continuation of the fee caps that were put in place at the beginning of 2006 supported the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, excellent long-term relative performance of the Fund during the twenty-one month period ended September 30, 2007, and contractual Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Large Cap Growth Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Ashfield and Turner, each a sub-advisor to a portion ("sleeve") of the Fund's assets. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 10, 2007.

Performance — With respect to performance, the Trustees favorably considered that the Fund's Class A shares performance ranked in the 33rd percentile in the Fund's Lipper performance group for the year to date period ending September 30, 2007 and the one year period ending September 30, 2007. The Trustees noted that this performance was improved from the Fund's 47th percentile ranking for the twenty-one month period ending September 30, 2007.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.85% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was in the middle of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees also considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through March 31, 2009 to no more than 1.50% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the appointment of Ashfield as a new sub-advisor in February 2007, the positive trend in performance and the continuation of the fee caps that were put in place at the beginning of 2006 supported the continuation of the Management Agreement and Sub-Advisory Agreements with Ashfield and Turner.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, good relative performance of the Fund (in total), and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Ashfield should be approved.

Old Mutual Large Cap Growth Concentrated Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Ashfield and Turner, each a sub-advisor to a portion ("sleeve") of the Fund's assets. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 10, 2007.

Performance — With respect to performance, the Trustees favorably weighed the Fund's relative performance and noted that the Fund's Class A shares ranked in the 7th percentile in the Fund's Lipper performance group for the year to date period ending September 30, 2007. The Trustees also noted that the Fund's Class A shares ranked in the 20th percentile and 13th percentile for the one year period ending September 30, 2007 and the twenty-one month period ending September 30, 2007.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees also considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through March 31, 2009 to no more than 1.50% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the appointment of Ashfield as a new sub-advisor in February 2007, the positive trend in performance and the continuation of the fee caps that were put in place at the beginning of 2006 supported the continuation of the Management Agreement and Sub-Advisory Agreements with Turner and Ashfield.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, good relative performance of the Fund (in total), net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Ashfield should be approved.

Old Mutual Mid-Cap Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Liberty Ridge, the Fund's sub-advisor.

Performance — With respect to performance, the Trustees considered that the Fund's Class A shares performance for the year to date period ending September 30, 2007 placed the Fund in the 87th percentile in the Fund's Lipper performance group and performance for the one year period ending September 30, 2007 placed the Fund in the 73rd percentile. The Trustees noted that this represents a decline in performance from the twenty-one month period ending September 30, 2007 in which the Fund ranked in the 53rd percentile in its Lipper performance group.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor but that the net fee after waivers was at the median of OMCAP's fees. The Trustees also considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through March 31, 2009 to no more than 1.45% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund is the fund family's second largest fund but performance for this Fund's Class A shares is below the median compared to its Lipper performance group and redemptions continue at a high level. The Trustees noted that the Senior Officer's Report recommended the continuation of the Management Agreement and Sub-Advisory Agreement with Liberty Ridge for another year, however, the Trustees took under advisement the Senior Officer's Report recommendation that OMCAP devote some time to improving the performance of this Fund.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Liberty Ridge should be approved.

Old Mutual Select Growth Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Ashfield and Turner, each a sub-advisor to a portion ("sleeve") of the Fund's assets. The Trustees noted that Ashfield assumed management of a portion of the Fund's assets effective February 10, 2007.

Performance — With respect to performance, the Trustees favorably weighed the outstanding relative performance of the Fund. The Trustees noted that Fund's Class A shares performance ranked in the 1st percentile in the Fund's Lipper performance group for the year to date period ending September 30, 2007 and the one year period ending September 30, 2007. The Trustees also favorably noted that the Fund's Class A shares performance ranked in the 15th percentile for the twenty-one month period ending September 30, 2007.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.90% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor but that the net fee after waivers was at the low level of fees charged by OMCAP. The Trustees also considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through March 31, 2009 to no more than 1.50% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the appointment of Ashfield as a new sub-advisor in February 2007, the positive trend in performance and the continuation of the fee caps that were put in place at the beginning of 2006 supported the continuation of the Management Agreement and Sub-Advisory Agreements with Turner and Ashfield.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Turner and Ashfield should be approved.

Old Mutual Small Cap Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Liberty Ridge and Eagle Asset Management, Inc. ("Eagle"), each a sub-advisor to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees favorably weighed the Fund's strong relative performance. The Trustees considered that the Fund's Class A shares performance for both the year to date period ending September 30, 2007 and the one year period ending September 30, 2007 placed it in the 13th percentile in the Fund's Lipper performance group. The Trustees also considered that the Fund's Class A shares performance ranked in the 27th percentile for the twenty-one month period ending September 30, 2007. The Trustees noted that the Fund's strong relative performance was attributable to both of the Fund's two sub-advisors.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 1.00% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor but that the net fee after waivers was at the low end of fees charged by OMCAP to equity funds. The Trustees also considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through March 31, 2009 to no more than 1.50% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the continuation of the fee caps that were put in place at the beginning of 2006 and the Fund's very strong relative performance during the twenty-one month period through September 30, 2007 supported the continuation of the Management Agreement and Sub-Advisory Agreements with Eagle and Liberty Ridge for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, strong relative performance of the Fund (in total) and strong relative performance of Eagle and good relative performance of Liberty Ridge (with respect to their respective "sleeves"), and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Liberty Ridge and Eagle should be approved.

Old Mutual Strategic Small Company Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisors, overseeing compliance with prospectus limitations and other investment restrictions, providing administrative services to the Fund and allocating assets among the sub-advisors. The Trustees further considered the portfolio management services provided by Liberty Ridge, Eagle and Copper Rock, each a sub-advisor to a portion ("sleeve") of the Fund's assets.

Performance — With respect to performance, the Trustees considered that the Fund demonstrated good relative performance for the year to date, one year and twenty-one month periods ending September 30, 2007. The Trustees noted that the Fund's Class A shares performance ranked in the 27th percentile in the Fund's Lipper performance group for the one year period ending September 30, 2007, as compared to the 33rd percentile for the year to date period ending September 30, 2007 and to the 36th percentile for the twenty-one month period ending September 30, 2007.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.95% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor but that the net fee after waivers was near the median of OMCAP's fees charged to equity funds. The Trustees also considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through March 31, 2009 to no more than 1.60% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the continuation of the fee caps that were put in place at the beginning of 2006 and the Fund's positive trend in performance supported the continuation the continuation of the Management Agreement and Sub-Advisory Agreements with Liberty Ridge, Eagle and Copper Rock for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, good relative performance of the Fund (in total) and Copper Rock and Eagle (with respect to their respective "sleeves"), and contractual and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fees were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreements with Copper Rock, Liberty Ridge and Eagle should be approved.

Old Mutual TS&W Small Cap Value Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Thompson, Siegel & Walmsley LLC ("TS&W"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund's Class A shares performance for the year to date period ending September 30, 2007 placed it in the 50th percentile in the Fund's Lipper performance group, and its twenty-one month performance placed it in the 36th percentile.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 1.10% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.30%) was at the high end of the fees that OMCAP charged to equity funds of which it is the advisor. The Trustees also considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through March 31, 2009 to no more than 1.55% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that although the Fund's Class A shares' year to date and one year performance through September 30, 2007 is average compared to its Lipper performance group, the Fund's longer term performance is above average. The Trustees also noted that the Senior Officer's Report indicated that the continuation of the fee caps that were put in place at the beginning of 2006 and the Fund's strong longer term performance supported the continuation of the Management Agreement and Sub-Advisory Agreement with TS&W for another year.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, good relative performance of the sub-advisor during the past twenty-one months and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with TS&W should be approved.

Old Mutual Cash Reserves Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Wellington Management Company, LLP ("Wellington"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund's Class Z shares performance for the year to date, one year and twenty-one month periods through September 30, 2007 placed the Fund above the Lipper median for money market funds in the Fund's performance group.

Management Fees — With respect to management fees, the Trustees considered that the Management Fee of 0.40% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.15%) are the lowest charged by OMCAP and are consistent with fee levels that are charged a typical retail money market fund. The Trustees also considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through March 31, 2009 to no more than 0.73% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund's competitive yield and low fees supported the continuation of the Management Agreement and Sub-Advisory Agreement with Wellington.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, competitive performance of the sub-advisor in managing the Fund, and contractual and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Wellington should be approved.

Old Mutual Dwight Intermediate Fixed Income Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Dwight Asset Management Company ("Dwight"), the Fund's sub-advisor.

Performance — With respect to performance, the Trustees considered the Fund's weak relative performance and noted that the Fund's Class A shares ranked in the 83rd percentile in the Fund's Lipper performance group for the year to date period ending September 30, 2007 and the one year period ending September 30, 2007, and in the 70th percentile for the twenty-one month period ending September 30, 2007.

Management Fees — With respect to management fees, the Trustees considered the Management Fee of 0.45% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.15%) and noted that it is consistent with the fees that OMCAP charges the other fixed income fund of which it is the advisor. The Trustees also noted that the contractual Management Fee and the net Management Fee charged by OMCAP after its fee waiver were both below the Lipper median in the Fund's expense group. In addition, the Trustees considered that after OMCAP applied contractual fee waivers, the entire Management Fee was waived.

BOARD REVIEW AND APPROVAL OF INVESTMENT MANAGEMENT AND SUB-ADVISORY AGREEMENTS — concluded (Unaudited)

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through March 31, 2009 to no more than 1.10% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes. The Trustees also considered OMCAP's proposal to further reduce the expense limitations for all share classes effective in 2008.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Management Agreement and Sub-Advisory Agreement with Dwight should be renewed to provide OMCAP time to rectify the Fund's poor relative performance and increase the Fund's assets.

Board Conclusions — The Board noted the Fund's weak relative performance and that it would monitor the Fund in this regard. The Board then concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, contractual and net Management Fee levels below the Lipper median and OMCAP's proposal to further reduce the Management Fee, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Dwight should be approved.

Old Mutual Dwight Short Term Fixed Income Fund — The Trustees reviewed the services provided by OMCAP, including overseeing the investment decisions made by the Fund's sub-advisor, overseeing compliance with prospectus limitations and other investment restrictions and providing administrative services to the Fund. The Trustees further considered the portfolio management services provided by Dwight, the Fund's sub-advisor.

Performance — With respect to performance, the Trustees noted that the Fund's Class A shares performance for the year to date period ending September 30, 2007 and the one year period ending September 30, 2007 placed it in the 33rd percentile in the Fund's Lipper performance group.

Management Fees — With respect to management fees, the Trustees considered the Management Fee of 0.45% (with fee breakpoints that could potentially lower the Management Fee by a total of 0.15%). The Trustees noted that the current Management Fee of 0.45% is consistent with the fees that OMCAP charges the other fixed income fund of which it is the advisor. The Trustees also considered that the net fee charged by OMCAP after fee waivers was below the Lipper median for the universe of funds in the Fund's investment category.

Fee Waivers — The Trustees considered OMCAP's contractual agreement to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses through March 31, 2009 to no more than 0.95% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class A shares with corresponding limitations for the Fund's other share classes.

Senior Officer's Report — The Trustees noted that the Senior Officer's Report indicated that the Fund's excellent relative performance and low expenses supported the continuation of the Management Agreement and Sub-Advisory Agreement with Dwight.

Board Conclusions — The Board concluded that in view of the level of services provided by OMCAP and its agreement to cap Fund expenses, good relative performance of the sub-advisor in managing the Fund, and net Management Fee levels below the Lipper median, the Management Fee and Sub-Advisory Fee were appropriate and the Management Agreement with OMCAP and Sub-Advisory Agreement with Dwight should be approved.

Board Review and Approval of Investment Sub-Advisory Agreement with Ashfield Capital Partners, LLC (Unaudited)

Background

On August 2, 2007, the Board of Trustees of Old Mutual Advisor Funds II (the "Trust"), including all of its independent Trustees (the "Board"): (i) approved an investment sub-advisory agreement which would add Ashfield Capital Partners, LLC ("Ashfield") as an additional sub-advisor to the Old Mutual Emerging Growth Fund (the "Fund"); and (ii) approved changing the name of Old Mutual Emerging Growth Fund to "Old Mutual Developing Growth Fund," to be effective on or around November 19, 2007. The Board recommended that shareholders of Old Mutual Emerging Growth Fund approve the sub-advisory agreement at a meeting of shareholders to be held October 29, 2007, as such meeting may be adjourned.

Set forth below are the factors that the Board considered in approving the Sub-Advisory Agreement with Ashfield (the "Proposed Sub-Advisory Agreement").

Board Considerations

In reviewing the Proposed Sub-Advisory Agreement, the Board considered the following matters with respect to the Fund:

- *Nature and Extent of Services* — The Board considered the portfolio management services to be provided by Ashfield under the Proposed Sub-Advisory Agreement. The Board received presentations by Ashfield regarding its qualifications to manage the Fund, which included a discussion of Ashfield's management of accounts with investment objectives and strategies similar to the investment objectives and strategies of the Fund. The Board also received written materials from Ashfield regarding its qualifications to perform the portfolio management services provided under the Proposed Sub-Advisory Agreement. Based on the oral presentations and written material provided by Ashfield, the Board believed Ashfield to be capable and qualified to perform the services provided under the Proposed Sub-Advisory Agreement and that such services are comparable to services provided by the other sub-advisor to the Fund.

- *Co-Sub-Advisory Structure* — The Board considered the effectiveness with which Ashfield would operate within a co-sub-advisory structure. In particular, the Board considered the degree to which Ashfield's investment style and processes would complement the Fund's other investment sub-advisor, Copper Rock Partners, LLC. Based on information provided by Old Mutual Capital, the Board concluded that Ashfield's investment style and processes would complement the investment style of the other sub-advisor while potentially achieving greater Fund diversification and investment capacity.

- *Profitability/Costs* — The Board also reviewed the projected profitability of Ashfield in connection with providing services to the Fund. In that connection, the Board reviewed Ashfield's projected costs in providing services to the Fund and the basis for allocating those costs.

- *Benefits derived by Old Mutual Capital from its relationship with the Fund* — The Board considered the fall-out benefits to Ashfield, including Ashfield's increased visibility in the investment community. The Trustees also weighed the benefits to affiliates of Ashfield, including Old Mutual Capital, the Trust's distributor, Old Mutual Investment Partners, and their common parent, Old Mutual (US) Holdings Inc.

- *Senior Officer's Report* — The Trustees considered a report from the Trust's Senior Vice President ("Senior Officer"), who is independent from the Trust's various service providers, including Ashfield and Old Mutual Capital and their affiliates, in analyzing Ashfield. The Trustees noted the due diligence performed by the Senior Officer in connection with his review of Ashfield, including meetings with Ashfield's personnel. The Trustees' also noted the Senior Officer's evaluation of the sub-advisory fees. The Trustees favorably considered that the Senior Officer supported the hiring of Ashfield.

- *Performance* — With respect to performance, the Trustees favorably weighed that Ashfield's small cap growth strategy compared favorably to the Lipper peer group average for the three year period ended December 2006 and the six month period ended June 30, 2007. The Trustees also favorably weighed that Ashfield's small cap growth strategy compared favorably to the Fund's benchmark index, the Russell 2000 Growth Index, particularly on an average basis for the three year period ended December 2006, and that the strategy compared favorably to the benchmark index for the six months ended June 30, 2007.

- *Sub-Advisory Fees* — With respect to sub-advisory fees, the Trustees noted that Old Mutual Capital would pay Ashfield's sub-advisory fee out of the management fee Old Mutual Capital received from the Trust (the "Management Fee"). The Trustees considered that the sub-advisory fee to be paid to Ashfield was the same sub-advisory fee received by the Fund's other sub-advisor. The Trustees also considered Ashfield's representation that the sub-advisory fees it would receive for managing the Fund were in line with the fees it may charge other funds. The Trustees also concluded that Ashfield's use of "soft" commission dollars to obtain proprietary research was consistent with regulatory requirements and was likely to benefit the Fund.

Board Review and Approval of Investment Sub-Advisory Agreement with Ashfield Capital Partners, LLC — concluded (Unaudited)

- **Breakpoints** — The Trustees considered that the sub-advisory fee contained breakpoints which, together with breakpoints in the Management Fee, provided a framework to pass on to shareholders expense savings resulting from economies of scale.

- **Fee Waivers** — The Trustees considered that Ashfield agreed to share in the advisory fee reimbursements and expense waivers to which Old Mutual Capital was subject pursuant to a contractual agreement with the Trust. The Trustees further considered that Old Mutual Capital was not recommending any change to the existing expense limitation arrangement with the Trust pursuant to which Old Mutual Capital agreed to waive its Management Fee or reimburse Fund expenses to limit the Fund's total annual operating expenses for three (3) years (expiring December 2008) to no more than 1.30% per year (exclusive of certain expenses such as brokerage commissions, distribution and service fees, and extraordinary expenses) for the Fund's Class Z shares with corresponding limitations for the Fund's other share classes.

- **Board Conclusions** — The Board concluded that the Sub-Advisory Agreement with Ashfield should be approved in view of the level of services that Ashfield represented it would provide to the Fund, good relative performance of Ashfield in managing accounts with investment objectives and strategies similar to the investment objective and strategies of the Fund, no change to the sub-advisory or Management Fee structure currently in place for the Fund.

Shareholder Proxy Results (Unaudited)

At a meeting of shareholders of the Developing Growth Fund (the "Fund") held on October 29, 2007, shareholders of the Fund approved a new sub-advisory agreement between the Trust, on behalf of the Fund, Old Mutual Capital and Ashfield.

The voting results were as follows:

Fund	# Votes For Proposal	# Votes Against Proposal	# of Abstentions	# of Broker Non-Votes
Developing Growth Fund	4,561,017	321,650	270,650	n/a

At meetings of shareholders of the Large Cap Fund and the Large Cap Growth Fund held on April 22, 2008, shareholders of the Large Cap Fund approved a proposal to reclassify Class A, Class C, Class Z and Institutional Class shares of the Large Cap Fund into Class A, Class C, Class Z and Institutional Class shares of the Focused Fund, respectively, and shareholders of the Large Cap Growth Fund approved a proposal to reclassify Class A, Class C, Class Z and Institutional Class shares of the Large Cap Growth Fund into Class A, Class C, Class Z and Institutional Class shares of the Large Cap Growth Concentrated Fund, respectively.

The voting results were as follows:

Fund	# Votes For Proposal	# Votes Against Proposal	# of Abstentions	# of Broker Non-Votes
Large Cap Growth Fund	1,311,405	86,324	96,672	183,570
Large Cap Growth Concentrated Fund	1,992,766	148,091	106,309	n/a

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FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds II, please contact us at:

By Telephone:
888.772.2888

By Mail:
Old Mutual Funds II
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:
oldmutualfunds.com

This annual report is intended for the information of Old Mutual Funds II shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds II, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.



Funds distributed by Old Mutual Investment Partners
R-08-264 05/2008